

RECEIVED

06 AUG -7 A 9:56

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

KAWASAKI

KAWASAKI HEAVY INDUSTRIES, LTD.

TOKYO HEAD OFFICE: WORLD TRADE CENTER BLDG., 4-1, HAMAMATSU-CHO 2-CHOME, MINATO-KU, TOKYO, JAPAN.

PHONE: TOKYO (03)3435   TELEX: NO. (NTT)242-4371   CABLE: KAWASAKIHAVY TOKYO   FACSIMILE TOKYO 03(3436)3037



06015784

July 25, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC   20549

SUPPL

Re : Kawasaki Heavy Industries, Ltd.

Rule 12g3-2(b) Exemption Application

(the Commission file number : 82-4389)

Dear Sirs:

      We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between April 1, 2006 and June 30, 2006, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex hereto.

      If you have any questions or requests, please do not hesitate to contact Mr. Yasushi Tokizane, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2998, facsimile +81-3-5402-7391, e-mail address: tokizane_y@khi.co.jp

PROCESSED

AUG 0 8 2006

THOMSON
FINANCIAL

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By _____

Name: Yasuhiro Kishi

Title : Manager,

      Finance & Accounting Department

List of Documents published between April 1, 2006 and June 30, 2006

1. Extraordinary Report of resignation from representative director, which was filed with the Ministry of Finance dated April 3, 2006
   (Exhibit 1, Summary English translation attached)

2. Revision of the Outlook for Performance and Report of Extraordinary Items for Fiscal Year ended March 31, 2006 dated April 20, 2006 (Press release)
   (Exhibit 2, Summary English translation attached)

3. Flash financial results for the year ended March 31, 2006 (on consolidated and non-consolidated basis) dated April 28, 2006 (Press release)
   (Exhibit 3, Summary English translation attached)

4. Notice of General Meeting of Shareholders dated June 5, 2006
   (Exhibit 4, Summary English translation attached)

5. Resolutions of General Meeting of Shareholders dated June 27, 2006
   (Exhibit 5, Summary English translation attached)

6. Annual Business Report to the Shareholders
   (Exhibit 6, Summary English translation attached)

7. Annual Securities Report dated June 27, 2006 which was filed with the Ministry of Finance describing the Company's capital, management, business, financial statements for the year ended March 31, 2006 and other matters concerning the Company
   (Exhibit 7, Summary English translation attached)

8. Kawasaki's Environmental Business to Become a Subsidiary dated June 27, 2006 (Press release)
   (Exhibit 8, Summary English translation attached)

EXHIBIT 1

RECEIVED

2006 AUG -7 A 9:56

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年4月3日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　大　橋　忠　晴
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	（078）682－5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 （神戸クリスタルタワー）
【電話番号】	（078）371－9551
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町２丁目４番１号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜２丁目１番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号）

1 【提出理由】

　　当社の代表取締役に異動がありましたので、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第2項第9号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

　（1）代表取締役の氏名、職名、生年月日および所有株式数

　　① 代表取締役でなくなる者

氏名	旧職名	生年月日	所有株数
森田　進一	常務取締役 代表取締役	昭和17年3月31日生	80千株

　（2）異動年月日

　　平成18年4月1日

以上

EXHIBIT 1

(Summary Translation)

Extraordinary Report of resignation from representative director, which was filed with the Ministry of Finance dated April 3, 2006

— — — — — — — — — — — — — —

The following representative directors resigned from the title as of April 1, 2006

Shinichi Morita (currently Senior Vice President)

EXHIBIT 2

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室　(東京) Tel. (03) 3435-2130
(神戸) Tel. (078) 371-9531

NO. 2006004

2006 年 4 月 20 日

各　位

会社名　　　　　川崎重工業株式会社
代表者名　　　　取締役社長　大橋　忠晴
コード番号　　　7012 東京① 大阪① 名古屋①
問合せ先責任者　財務経理部長　髙尾　光俊
問合せ先窓口　　広報室（TEL 03-3435-2130）

平成18年3月期　業績予想の修正および特別損益の計上に関するお知らせ

　平成17年10月28日の中間決算発表時に公表した平成18年3月期（平成17年4月1日～平成18年3月31日）の連結および単独の業績予想の修正、並びに特別損益の計上について、下記の通りお知らせします。

記

1．平成18年3月期業績予想

（1）連結業績予想の修正　　　　　　　　　　　　　　　　　（単位：百万円，％）

	売上高	経常利益	当期純利益
前回予想　（A）（平成 17 年 10 月 28 日公表）	1,300,000	22,000	14,000
今回予想　　　（B）	1,322,400	30,800	16,400
増減額　　（B－A）	22,400	8,800	2,400
増減率	1.7%	40.0%	17.1%
（ご参考）前期（平成 17 年 3 月期）実績	1,241,591	21,044	11,478

（2）単独業績予想の修正　　　　　　　　　　　　　　　　　（単位：百万円，％）

	売上高	経常利益	当期純利益
前回予想　（A）（平成 17 年 10 月 28 日公表）	830,000	18,000	13,000
今回予想　　　（B）	845,900	23,300	13,600
増減額　　（B－A）	15,900	5,300	600
増減率	1.9%	29.4%	4.6%
（ご参考）前期（平成 17 年 3 月期）実績	876,233	11,357	7,935

（3）修正の理由
　売上高については、前回発表予想から大きな修正はありません。
　経常利益については、コストダウン・固定費削減による損益改善に加え、為替レートが想定より円安に推移したことにより、前回発表予想を大幅に上回る見込みです。
　当期純利益については、特別損益の計上を行いますが、経常利益の増益により前回発表予想を上回る見込みです。

２．　特別損益の計上について

　平成 18 年 3 月期（平成 17 年 4 月 1 日～平成 18 年 3 月 31 日）において、以下の特別利益および特別損失を計上します。

　（1）　特別利益

　保有する株式の一部を退職給付信託に追加拠出したことによる利益 12,901 百万円（連結・単独同額）を特別利益に計上します。

　子会社株式売却益 276 百万円と合わせ、特別利益計上の総額は約 13,177 百万円（連結ベース。単独では 12,901 百万円）となる見込みです。

　（2）特別損失

　当社の航空宇宙事業においては、ボーイング機種をはじめとする民間航空機の急激な増産要求を受けておりますが、すべての増産要求に対応することは困難と判断し、同事業における経営資源の配分を見直しました結果、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲の一部を同社に移管することと致しました。これに伴い、発生が見込まれる移管費用の当社負担額およびたな卸資産の評価損失等 15,815 百万円（連結ベース。単独では 17,084 百万円）を特別損失に計上します。

　上半期に計上済の固定資産減損損失 3,007 百万円等を合わせ、特別損失計上の総額は約 20,762 百万円（連結ベース。単独では 20,626 百万円）となる見込みです。

以上

EXHIBIT 2

FOR RELEASE: April 20, 2006

Notice Concerning Revision of the Outlook for Performance and Report of Extraordinary Items for Fiscal Year Ended March 31, 2006

Kawasaki Heavy Industries, Ltd.(KHI) today has announced revision of the outlook for performance published on October 28, 2005 and recognition of extraordinary items for the fiscal year ended March 31, 2006 as follows.

1. Revision of the Outlook for Performance (Consolidated)

(Millions of yen)

	Net sales	Net income
Previous forecast announced on October 28, 2005(A)	1,300,000	14,000
Revised forecast announced today (B)	1,322,400	16,400
Change (B)−(A)	22,400	2,400
% Change	1.7%	17.1%
Results for the previous fiscal year (for reference only)	1,241,591	11,478

2. Reasons for the Revision

    There is no large change in the forecast of net sales.
    Despite extraordinary items notified below, net income is expected to improve due to cost reduction and the effects of yen depreciation.

3. Report of extraordinary items
    KHI expects following extraordinary items in the fiscal year ended March 31, 2006.

(1) Gain from extraordinary items

KHI additionally contributed its investment securities to the pension trust and this contribution resulted in a gain of 12,901 million yen.
The total amount of gains from extraordinary items is expected to be 13,177 million yen including 276 million yen of a gain on sale of stocks of a subsidiary.

(2) Loss from extraordinary items

As our aerospace business has been receiving requests for sharp increase of production of commercial aircrafts including Boeing ones, KHI has concluded it is difficult to accept all the requests. As a result of reassessment of our corporate resources in this business, KHI has decided to partially transfer its scope of work of manufacturing "EMBRAER 190" type airplanes to EMBRAER which is our Brazilian co-developer of the airplane. This transfer gave rise to a loss of 15,815 million yen composed of expected charges on us for the transfer and a loss on impairment of work in process etc.

The total amount of losses from extraordinary items is expected to be 20,762 million yen including 3,007 million yen of a loss on impairment of fixed assets.

- End of document-

EXHIBIT 3

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室 (東京) Tel. (03) 3435-2130
(神戸) Tel. (078) 371-9531

RECEIVED
CORPORATE FINANCIAL

NO. 2006010　　　　　　　　　　　　　　　　　　　　　　　　　　2006 年 4 月 28 日

平成１８年３月期　決算短信（連結）

　川崎重工は、平成 18 年 3 月期決算（平成 17 年 4 月 1 日〜平成 18 年 3 月 31 日）について、つぎのとおりお知らせいたします。

■平成 18 年 3 月期決算概要

連結決算

（単位　億円）

	当連結会計年度 （18 年 3 月期）	前連結会計年度 （17 年 3 月期）	増　減
受　注　高	13,516	13,018	497
売　上　高	13,224	12,415	808
営　業　利　益	417	247	170
経　常　利　益	308	210	98
税金等調整前当期純利益	233	205	27
当　期　純　利　益	164	114	49
１株当たり当期純利益	11.20 円	7.92 円	3.28 円
総　資　産	12,840	11,944	896
株　主　資　本	2,375	2,014	361
営業活動によるキャッシュフロー	457	714	△　256
投資活動によるキャッシュフロー	△　365	△　177	△　187
フリーキャッシュフロー	92	537	△　444
財務活動によるキャッシュフロー	△　167	△　518	351

単独決算

（単位　億円）

	当事業年度 （18 年 3 月期）	前事業年度 （17 年 3 月期）	増　減
受　注　高	8,768	8,707	60
売　上　高	8,459	8,762	△302
営　業　利　益	301	100	201
経　常　利　益	233	113	120
税引前当期純利益	156	110	45
当　期　純　利　益	136	79	56
１株当たり当期純利益	9.27 円	5.47 円	3.80 円
１株当たり配当金	3.00 円	2.50 円	0.50 円
総　資　産	9,170	9,128	41

平成18年3月期　　決算短信（連結）

平成18年4月28日



上　場　会　社　名　　　川崎重工業株式会社　　　　上場取引所　東① 大① 名①

コード番号　　7012　　　　　（URL http://www.khi.co.jp/ ）

代　　表　　者　　役職名　取締役社長　　氏名　大橋　忠晴　　　　本社所在都道府県　兵庫県

問合せ先責任者　　役職名　財務経理部長　　氏名　髙尾　光俊

問合せ先窓口　　　広報室　TEL (03) 3435 - 2130

決算取締役会開催日　平成18年4月28日

米国会計基準採用の有無　　　　無

1. 18年3月期の連結業績（平成17年4月1日 ～ 平成18年3月31日）

(1)連結経営成績　　　　　　　　　　　　　　　　　（金額は百万円未満切り捨て）

	売　上　高		営　業　利　益		経　常　利　益	
	百万円	%	百万円	%	百万円	%
18年3月期	1,322,487	6.5	41,794	68.9	30,885	46.8
17年3月期	1,241,591	7.0	24,744	11.2	21,044	73.3

	当期純利益		1株当たり 当期純利益	潜在株式調整 後1株当たり当 期純利益	株主資本 当期純利益率	総資本 経常利益率	売上高 経常利益率
	百万円	%	円　銭	円　銭	%	%	%
18年3月期	16,467	43.5	11.20	9.45	7.5	2.4	2.3
17年3月期	11,478	81.2	7.92	6.81	5.8	1.7	1.6

(注)①持分法投資損益　　18年3月期　　△196百万円　　17年3月期　　505百万円
　　②期中平均株式数（連結）　18年3月期　1,468,791,775 株　　17年3月期　1,442,514,779 株
　　③会計処理の方法の変更　　無
　　④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総　資　産	株　主　資　本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円　銭
18年3月期	1,284,085	237,588	18.5	152.53
17年3月期	1,194,472	201,464	16.8	139.64

(注)期末発行済株式数（連結）　18年3月期　1,557,506,659 株　　17年3月期　1,442,359,068 株

(3)連結キャッシュ・フローの状況

	営業活動による キャッシュ・フロー	投資活動による キャッシュ・フロー	財務活動による キャッシュ・フロー	現金及び現金同等物 期　末　残　高
	百万円	百万円	百万円	百万円
18年3月期	45,760	△ 36,510	△ 16,720	37,505
17年3月期	71,422	△ 17,714	△ 51,839	44,385

(4)連結範囲及び持分法の適用に関する事項

連結子会社数　96 社　　持分法適用非連結子会社数　0 社　　持分法適用関連会社数　19 社

(5)連結範囲及び持分法の適用の異動状況

連結（新規）4 社　（除外）7 社　　持分法（新規）4 社　（除外）1 社

2. 19年3月期の連結業績予想（ 平成18年4月1日 ～ 平成19年3月31日 ）

	売　上　高	経　常　利　益	当　期　純　利　益
	百万円	百万円	百万円
中間期	660,000	17,000	11,000
通　期	1,390,000	40,000	26,000

(参考)1株当たり予想当期純利益（通期）　　16円 69銭

※上記業績予想に関する事項は、補足資料10～11ページを御覧ください。

1. 企業集団の状況

当グループは、当社、子会社101社及び関連会社34社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでおります。なお、これらの7事業区分は事業の種類別セグメントの区分と同一であります。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなります。

[主な事業内容]
船舶事業
　船舶等の製造・販売
車両事業
　鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売
航空宇宙事業
　航空機等の製造・販売
ガスタービン・機械事業
　ジェットエンジン、汎用ガスタービン、原動機等の製造・販売
プラント・環境・鉄構事業
　産業機械、ボイラ、環境装置、鋼構造物等の製造・販売
汎用機事業
　二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売
その他事業
　油圧機器等の製造・販売、防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

[当社及び主要関係会社の位置付け]
船舶事業
　㈱川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（持分法適用関連会社）が独自に船舶の製造・販売を行っております。

車両事業
　当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っております。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、㈱カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を行なっております。

航空宇宙事業
　当社で製造・販売を行っているほか、日本飛行機㈱（連結子会社）が独自に製造・販売ならびに製造の一部分担を行っております。

ガスタービン・機械事業
　当社で製造・販売を行っているほか、川重冷熱工業㈱（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、㈱カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っております。

プラント・環境・鉄構事業
　当社で製造・販売を行っているほか、カワサキプラントシステムズ㈱（連結子会社）がプラント製品の製造・販売を、川重工事㈱（連結子会社）が鋼構造物等の製造・販売を行っております。

汎用機事業

　　当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ATV）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造しております。また、販売面においては、国内向二輪車ほかを㈱カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを㈱カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (U.S.A.) Inc.（連結子会社）ほかがそれぞれ販売しております。

その他事業

　　㈱カワサキプレシジョンマシナリ（連結子会社）が油圧機器の製造・販売を行なっております。更に川重防災工業㈱（持分法適用関連会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事㈱（連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc.、 Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っております。また、上記のほか㈱カワサキライフコーポレーション（連結子会社）ほかが商業及び福利施設管理等の諸事業を営んでおります。

　　以上で述べた事項を事業系統図によって示すと、次頁のとおりであります。

事　業　系　統　図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	㈱川崎造船 南通中遠川崎船舶工程有限公司		川重神戸サポート㈱
車両		Kawasaki Rail Car.Inc. / Kawasaki Construction Machinery Corp. of America / Kawasaki Motors Manufacturing Corp.,U.S.A.	㈱カワサキマシンシステムズ	川重車両コンポ㈱ / 川重車両テクノ㈱
航空宇宙		日本飛行機㈱		㈱ケージーエム / 川重岐阜エンジニアリング㈱
ガスタービン・機械		川重冷熱工業㈱（注3）	㈱カワサキマシンシステムズ	
プラント・環境・鉄構		カワサキプラントシステムズ㈱（注5） / 川重工事㈱		川崎エンジニアリング㈱ / 大阪動力工業㈱
汎用機		Kawasaki Motors Manufacturing Corp.,U.S.A. / Kawasaki Motors Enterprise (Thailand) Co., Ltd.	㈱カワサキモータースジャパン / ㈱カワサキマシンシステムズ / Kawasaki Motors Corp., U.S.A. / Kawasaki Motors Europe N.V. / Kawasaki Robotics (U.S.A) Inc.	
その他		㈱カワサキプレシジョンマシナリ / Kawasaki Precision Machinery (U.K.) Limited / 川重防災工業㈱（注2）		

（受注仲介）	（商業）	（商業及びその他）
Kawasaki Heavy Industries (U.S.A.) Inc. / Kawasaki Heavy Industries (U.K.) Ltd.	川重商事㈱	㈱カワサキライフコーポレーション

（注）1．実線枠は連結子会社、点線枠は持分法適用関連会社であり、主要な会社のみ記載している。
2．川重防災工業㈱は東証2部および大証2部に上場している。
3．川重冷熱工業㈱はJASDAQに上場している。
4．上記のほか、川崎設備工業㈱は名証2部に上場している。
5．2005年4月、川崎重工業㈱から分社したプラント部門を川重プラント㈱が承継し、カワサキプラントシステムズ㈱に社名変更している。

2．経営方針

〔経営の基本方針〕

　当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としています。

　利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としています。

〔目標とする経営指標〕

　目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ ＲＯＩＣ ＝（税引前利益 ＋ 支払利息）÷ 投下資本 ）を採用しています。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質も強化していきます。

〔中期的経営戦略〕

　現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指しています。

　その一環として、事業の選択と集中を進めており、中核・育成事業と位置づけている航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業を中心に経営資源を重点投入し、収益の柱として強化していきます。一方、国際競争の激化や、公共投資の低迷をはじめとする厳しい事業環境が続いている船舶事業、プラント・環境・鉄構事業については、構造改革事業と位置づけ、事業構造の改革による収益力の向上を図っています。

　また、事業全般にわたって、「質主量従」の経営方針の下、技術やブランドで差別化された製品・サービスの提供や製品のライフサイクル全般を視野に入れたビジネスモデルの変革などを通じて収益力を高めていくことを目指しています。

〔会社の対処すべき課題〕

　国内景気は拡大基調が続いていますが、当グループを取り巻く経営環境は、今なお厳しい状況にあります。具体的には、公共投資の低迷のほか、鋼材価格の高止まりに加え、アルミ・チタン等高級素材価格の急騰及び供給不足が生じている上に、景気回復に伴う外部コストの上昇傾向などマイナス要因が数多くあります。そうした中にあっても、当グループは、安定的な収益基盤を確立し、持続的な成長を果たすために、引続き収益力強化や事業構造の改革のための諸施策を着実に推進していきます。

　収益力の強化という点においては、収益の源泉は技術力にあるという基本に立ち返って、技術力の強化を図り、開発力や生産技術力を向上させ、製品力を高めるとともに、コストダウンを徹底します。また、多くの製品が厳しい競争環境にさらされている中で、お客様の潜在的ニーズに的確に応え製品の非価格競争力を高めていくために、営業から企画・設計・製造・サービスなどの事業活動のあらゆる段階において、お客様にとって価値のある製品やサービスの提供を目的としたマーケティング活動を強化していきます。

　事業構造の改革という点では、事業の選択と集中という方針の下で、それぞれの事業における将来ビジョンを明確にし、経営資源を将来性のある事業・製品分野に集中していきます。まず中核・育成事業と位置付けている事業分野については、汎用機事業では製品競争力を高めるため、国外関連企業も含めたグローバルレベルで開発体制の強化を図るとともに新機種を積極的に投入しており、航空宇宙事業では次期固定翼哨戒機・次期輸送機開発やボーイング７８７開発・生産などの大型プロジェクトを推進しています。また、車両事業においては国内市場に北米とアジアを加えた三大市場での事業運営体制の強化を図っており、ガスタービン・機械事業においては民間航空機の需要拡大にともなうジェットエンジン関連の開発・生産設備を拡充しています。一方、構造改革事業と位置付けている船舶事業、プラント・環境・鉄構事業については、抜本的な構造改革にこの数年間取り組んでおり、この一環として、環境事業は、本年１０月に分社・独立することにしました。分社を契機として、経営のフレキシビリティを高める一方で、スリム化により事業体質を改善するとともに、コア技術を中心とした技術開発力と、コスト競争力の着実な強化を図り、将来的な発展を目指していきます。また、鉄構事業については、なお一層のスリム化を行うとともに、播磨工場をグループ全体の大型構造物製造拠点として活用する施策を展開しており、先行して分社した船舶事業については、着実に事業運営を行い、中国における関係会社の生産能力拡大を図っていきます。

　以上のような事業活動を行う上で、コンプライアンス（法令遵守）が大前提となることはいうまでもありません。当グループは「法令遵守の徹底」を企業運営方針とし、企業倫理に関する社内規則を整備した上で、階層別教育の実施や、各種ガイドブックを配布するとともに、各組織での法令遵守自主点検委員会の設置など、遵守すべき各種法令等の内容についての周知徹底を図ってきました。今後も従業員一人一人が「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を持って行動するよう継続的な啓蒙活動を実施していきます。

　当グループは、このように事業全般にわたって一段の収益力を強化することにより企業価値を向上させるとともに、コンプライアンスについても徹底し、信頼感のあるカワサキブランドの確立を目指していきます。

〔親会社に関する情報〕
　該当ありません。

3. 経営成績及び財政状態

（1）経営成績

1）当期の連結業績の概況

　当期におけるわが国経済は、個人消費や輸出の増加、企業収益の拡大による民間設備投資の増加により、拡大基調で推移しました。海外においても米国や中国をはじめ景気の拡大が続いており、欧州も景気が回復しつつあるなど総じて堅調に推移しました。

　しかしながら、国内の公共事業は依然として低調であるほか、一般鋼材価格や原油価格の高止まりに加え、アルミ・チタン等高級素材の急騰及び供給不足が生じるなど、当グループを取り巻く環境は予断を許さない状況が続きました。

　このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は、船舶事業及びプラント・環境・鉄構事業で減少したものの、車両事業及びガスタービン・機械事業が増加し、全体では前期比497億円増の1兆3,516億円となりました。

　売上高につきましては、航空宇宙事業・汎用機事業を中心に増加し、1兆3,224億円と前期を808億円上回りました。

　また、利益面につきましては、為替レートが円安ドル高傾向で推移したことに加え、航空宇宙事業・汎用機事業の伸張、ガスタービン・機械事業の好転などにより、当期の営業利益は417億円と前期比170億円の大幅増となり、経常利益についても前期比98億円増の308億円となりました。

　また、退職給付信託設定益129億円を含め計131億円の特別利益を計上する一方、事業構造改善損失158億円、固定資産減損損失30億円、独禁法違反に係る損失7億円など合わせて207億円を特別損失に計上した結果、当期純利益は前期比49億円増の164億円となりました。

　事業構造改善損失は、ボーイング機種をはじめとする民間航空機の急激な増産要求を受けている航空宇宙事業において、すべての増産要求に対応することは困難と判断し、経営資源の配分を見直した結果、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲の一部を同社に移管することに伴い、発生が見込まれる損失を計上したものです。

　独禁法違反に係る損失は、国土交通省及び旧日本道路公団が発注する鋼鉄製橋梁工事入札に関し、公正取引委員会より納付命令を受けた課徴金等を計上したものです。

　なお、当期の単独業績につきましては、受注高8,768億円、売上高8,459億円、経常利益233億円、当期純利益は136億円となりました。

　当社は将来の成長に備え収益力と経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、株主の皆様へ安定的な配当を継続することを基本方針としております。今般、当該方針を踏まえ業績及び内部留保等を総合的に勘案した結果、平成18年3月期は1株あたり3円を配当させていただく予定としております。

2）当期の連結セグメント別業績

（単位：億円）

事業種類別セグメント	当期（18年3月期）		前期（17年3月期）		(参考)受注高	
	売上高	営業損益	売上高	営業損益	当期（18年3月期）	前期（17年3月期）
船　　　　舶	1,096	△17	870	10	1,283	1,558
車　　　　両	1,683	88	1,717	77	2,031	1,783
航 空 宇 宙	2,185	97	1,882	60	2,292	2,147
ガスタービン・機械	1,614	68	1,413	26	1,880	1,626
プラント・環境・鉄構	1,645	△84	1,910	△144	973	1,264
汎　用　機	3,669	198	3,384	167	3,669	3,384
そ　の　他	1,330	67	1,236	49	1,385	1,253
合　　　計	13,224	417	12,415	247	13,516	13,018

（注）売上高は、外部顧客に対する売上高。営業損益のセグメント間精算額は「その他」に含めて表示。

船舶事業

　連結受注高は、ＬＮＧ船3隻、ＬＰＧ船1隻、ばら積み貨物船10隻、ＶＬＣＣ1隻、潜水艦1隻の計16隻を受注した結果、全体では1,283億円となり、ＬＮＧ船5隻、ＬＰＧ船2隻、ばら積み貨物船5隻、ＶＬＣＣ3隻の計15隻を受注した前期と比べ275億円の減少となりました。

　連結売上高は、ＬＮＧ船、ばら積み貨物船等を売上に計上し、前期比226億円増の1,096億円となりましたが、営業利益は資材費上昇の影響などにより17億円の営業損失となりました。

車両事業

　連結受注高は、北米向け通勤電車などの海外向け案件の大型受注があったことから増加し、全体では前期比247億円増の2,031億円となりました。

　連結売上高は、前期並の1,683億円となりました。また営業利益は、建設機械部門の収益性向上などにより前期比10億円増の88億円となりました。

航空宇宙事業

　連結受注高は、ボーイング777型旅客機分担製造品を中心に民需が増加し、全体では前期比145億円増の2,292億円となりました。

　連結売上高は、防衛庁向け次期固定翼哨戒機及び次期輸送機開発案件の増加に加え、ボーイング777型旅客機分担製造品の増加等により、前期比302億円増の2,185億円となりました。営業利益は売上高の増加に伴い前期比36億円増の97億円となりました。

ガスタービン・機械事業

　連結受注高は、ガスタービン部門のＴＲＥＮＴなど民間航空機用エンジン分担製造品が増加し、前期比253億円増の1,880億円となりました。

　連結売上高は、民間航空機用エンジン分担製造品の増加等により前期比200億円増の1,614億円となりました。営業利益は、売上高の増加や新型ガスタービン初期コストの負担減少等により前期比41億円増の68億円となりました。

プラント・環境・鉄構事業

　連結受注高は、プラント・環境部門の大型案件の減少に加え、指名停止の影響もあり、290億円減の973億円と前期を大幅に下回りました。

　連結売上高は、プラント部門の海外大型案件の減少などにより、265億円減の1,645億円となりました。営業損益は、国内環境プラント工事で受注工事損失引当金を計上した一方、プラント部門の損失が減少したこと等により、前期からは59億円改善し、84億円の損失となりました。

汎用機事業

　連結売上高は、北米・欧州向け二輪車の販売増に加え、国内向けの産業用ロボットの売上も増加したため、前期比285億円増の3,669億円となりました。営業利益は増収効果などにより前期比31億円増の198億円となりました。

その他事業

　中国向けが引き続き好調な油圧機器部門が高水準で推移し、連結売上高は前期比93億円増の1,330億円、営業利益は前期比18億円増の67億円となりました。

（2）財政状態

　受注増に伴うたな卸資産の増加や、売上高の増加に伴う営業債権の増加などにより、当期末の総資産は前期末比896億円増の1兆2,840億円となりました。有利子負債残高は、資産の効率的運用を推進した結果、3,198億円と前期末から340億円減少しました。

　連結キャッシュ・フローにつきましては、当期の営業活動において457億円の資金の純増となりました。また、投資活動においては、設備投資などにより365億円の資金の純減、財務活動では、借入債務の圧縮を進めたことで167億円の資金の純減となりました（フリーキャッシュフローは92億円の資金の純増）。これらの結果、当期の現金及び現金同等物期末残高は、前期末に比べ68億円減少し375億円となりました。

（3）平成19年3月期の連結業績見通し

　公共投資の減少や素材価格の上昇など当面厳しい経営環境が継続するものと予想していますが、当社は引き続き安定的経営基盤の確立に向けて収益力の一層の強化を図ってまいります。

　連結売上高については、プラント・環境・鉄構事業では選別受注を徹底したことにより前年度と比べて減少するものの、車両事業、航空宇宙事業、汎用機事業などにおいて増加が見込まれるため、全体としては約5％増の13,900億円となる見通しであります。

　利益面については、経営全般にわたる収益改善諸施策を強力に推進することにより、連結経常利益は400億円、連結当期純利益は260億円となる見通しであります。

　なお、単独業績については、売上高8,800億円、経常利益250億円、当期純利益170億円となる見通しであります。

　本業績見通しにおける為替レートは、1ドル＝110円を前提としております。

〔事業等のリスクについて〕

　上記の業績見通しにつきましては、当社が現時点で入手可能な情報に基づき判断したものであり、リスクや不確実性を含んでいます。従いまして、実際の業績は様々な要因の変化により、記載の見通しと異なる結果となることがあります。こうした要因のなかで、上記業績見通しに影響を与える主な外的要因としては次の項目等が考えられます。

① 経済情勢

　当グループは、国内はもとより、北米・アジア・欧州をはじめ、世界各地で事業展開しており、それぞれの地域における政治・経済情勢の影響を受けます。例えば個人消費の動向は汎用機事業の販売に影響し、民間設備投資や公共投資の動向は、ガスタービン・機械事業、プラント・環境・鉄構事業の受注に影響します。また航空旅客需要や、海運市況も、航空宇宙事業、船舶事業等に影響を与えます。

　さらに、海外案件においては、紛争・政変等の影響をうける可能性があります。

② 為替レートの変動

　当グループの連結売上高に占める海外向け売上高は約50％であり、米国ドル、ユーロ等の外貨建て取引が多く存在します。外貨建て取引については、総原価に占める外貨建てコストの比率を高めるなどの為替変動リスクの軽減を図るとともに、為替動向を考慮しながら機動的な為替予約等のヘッジを行っておりますが、製造工場の大半が国内に立地していることもあり、海外向け売上については為替変動リスクを負っています。

③ 原材料価格の変動

　当グループの事業の大半は、大型の個別受注案件であり、受注から納入まで長期にわたるケースが多いため、その間の鋼材をはじめとした原材料価格の変動が、製品の採算に影響を与えるリスクを負っています。

④ 各種規制

　事業運営にあたっては、各国・地域の法令・規則等の各種規制にしたがって事業を行っておりますが、予期せぬ変更や新たな適用により、影響を受ける可能性があります。

平成19年3月期業績見通し補足資料

1. 全社見通し

(単位 億円)

	19年3月期見通し		18年3月期実績		増　減		17年3月期実績	
	連結	単独	連結	単独	連結	単独	連結	単独
売上高	13,900	8,800	13,224	8,459	676	341	12,415	8,762
営業損益	540	330	417	301	123	29	247	100
経常損益	400	250	308	233	92	17	210	113
当期純損益	260	170	164	136	96	34	114	79

	19年3月期見通し		18年3月期実績		増　減		17年3月期実績	
	連結	単独	連結	単独	連結	単独	連結	単独
受注高	13,500	8,200	13,516	8,768	△ 16	△ 568	13,018	8,707
ROIC（税引前）	8.0%		5.1%		2.9%		4.8%	
研究開発費	310	276	270	246	40	30	264	241
設備投資額	430	270	417	249	13	21	296	185
減価償却費	310	170	305	164	5	6	315	179
期末従業員数	29,400	9,700	28,922	9,909	478	△ 209	28,682	10,579
（うち海外従業員）	（6,600）		（6,259）		（341）		（5,612）	

(注) ・平成19年3月期見通し前提為替レート: 110円/US$
・ROIC（税引前）＝（税引前利益＋支払利息）÷投下資本
・設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額
・研究開発費は償却ベース、汎用機の改良研究費を含む。

2. セグメント（部門）別見通し

①連結見通し

(a) 売上損益

(単位 億円)

事業セグメント	19年3月期見通し		18年3月期実績		増　減		17年3月期実績	
	売上高	営業損益	売上高	営業損益	売上高	営業損益	売上高	営業損益
船　舶	1,150	△ 20	1,096	△ 17	54	△ 3	870	10
車　両	1,750	100	1,683	88	67	12	1,717	77
航空宇宙	2,700	100	2,185	97	515	3	1,882	60
ガスタービン・機械	1,750	75	1,614	68	136	7	1,413	26
プラント・環境・鉄構	1,250	10	1,645	△ 84	△ 395	94	1,910	△ 144
汎用機	3,900	210	3,669	198	231	12	3,384	167
その他	1,400	65	1,330	67	70	△ 2	1,236	49
合　計	13,900	540	13,224	417	676	123	12,415	247

(b) 受注高

(単位 億円)

事業セグメント	19年3月期見通し	18年3月期実績	増減	17年3月期実績
船　舶	1,200	1,283	△ 83	1,558
車　両	1,800	2,031	△ 231	1,783
航空宇宙	2,300	2,292	8	2,147
ガスタービン・機械	1,900	1,880	20	1,626
プラント・環境・鉄構	1,000	973	27	1,264
汎用機	3,900	3,669	231	3,384
その他	1,400	1,385	15	1,253
合　計	13,500	13,516	△ 16	13,018

②単独見通し

(a) 売上高・受注高 (単位：億円)

事業セグメント	19年3月期見通し		18年3月期実績		増　減		17年3月期実績	
	売上高	受注高	売上高	受注高	売上高	受注高	売上高	受注高
車　　両	1,600	1,200	1,470	1,534	130	△ 334	1,518	1,642
航空宇宙	2,500	2,100	2,011	2,100	489	－	1,704	1,961
ガスタービン・機械	1,600	1,800	1,538	1,838	62	△ 38	1,321	1,527
プラント・環境・鉄構	400	400	726	580	△ 326	△ 180	1,858	1,215
汎 用 機	2,700	2,700	2,713	2,713	△ 13	△ 13	2,359	2,359
合　　計	8,800	8,200	8,459	8,768	341	△ 568	8,762	8,707
輸 出 高	5,000	4,900	4,569	4,797	431	103	4,479	4,648
輸出比率	56.8%	59.7%	54.0%	54.7%			51.1%	53.3%

(b) 輸出売上高・受注高 (単位：億円)

事業セグメント	19年3月期見通し		18年3月期実績		増　減		17年3月期実績	
	売上高	受注高	売上高	受注高	売上高	受注高	売上高	受注高
車　　両	1,200	800	998	974	202	△ 174	844	1,081
航空宇宙	650	700	457	609	193	91	313	463
ガスタービン・機械	700	950	742	867	△ 42	83	518	731
プラント・環境・鉄構	50	50	31	4	19	46	779	348
汎 用 機	2,400	2,400	2,340	2,340	60	60	2,024	2,024
合　　計	5,000	4,900	4,569	4,797	431	103	4,479	4,648

4．連結財務諸表等

比較連結損益計算書

(単位 百万円)

科　　　目	当連結会計年度 （平成17年4月1日から 平成18年3月31日まで）		前連結会計年度 （平成16年4月1日から 平成17年3月31日まで）		比較増減	
Ⅰ　売　上　高	1,322,487		1,241,591		80,895	
Ⅱ　売　上　原　価	1,148,547		1,088,218		60,328	
売　上　総　利　益	173,940		153,373		20,566	
Ⅲ　販売費及び一般管理費	132,145		128,629		3,516	
営　業　利　益	41,794		24,744		17,050	
Ⅳ　営　業　外　収　益	11,119		11,020		99	
1．受　取　利　息	(	2,218)	(	2,287)	(	△ 68)
2．受　取　配　当　金	(	1,006)	(	953)	(	53)
3．有価証券売却益	(	4,379)	(	3,774)	(	605)
4．持分法による投資利益	(	-)	(	505)	(	△ 505)
5．為　替　差　益	(	-)	(	166)	(	△ 166)
6．そ　の　他	(	3,514)	(	3,333)	(	180)
Ⅴ　営　業　外　費　用	22,029		14,720		7,308	
1．支　払　利　息	(	5,377)	(	6,295)	(	△ 918)
2．為　替　差　損	(	8,901)	(	-)	(	8,901)
3．持分法による投資損失	(	196)	(	-)	(	196)
4．そ　の　他	(	7,553)	(	8,424)	(	△ 870)
経　常　利　益	30,885		21,044		9,840	
Ⅵ　特　別　利　益	13,177		2,864		10,313	
1．退職給付信託設定益	(	12,901)	(	-)	(	12,901)
2．子会社株式売却益	(	276)	(	-)	(	276)
3．固定資産売却益	(	-)	(	2,864)	(	△ 2,864)
Ⅶ　特　別　損　失	20,762		3,345		17,417	
1．事業構造改善損失	(	15,815)	(	-)	(	15,815)
2．固定資産減損損失	(	3,007)	(	-)	(	3,007)
3．土壌汚染対策費用	(	1,053)	(	-)	(	1,053)
4．独禁法違反に係る損失	(	730)	(	-)	(	730)
5．子会社株式売却損	(	155)	(	-)	(	155)
6．工事費用清算金	(	-)	(	1,824)	(	△ 1,824)
7．分社に伴う退職給付会計基準 　　　変更時差異等一括処理額	(	-)	(	1,315)	(	△ 1,315)
8．退職給付会計基準 　　　変更時差異償却額	(	-)	(	205)	(	△ 205)
税金等調整前当期純利益	23,300		20,564		2,736	
法人税、住民税及び事業税	24,147		15,868		8,278	
法人税等調整額	△ 17,842		△ 7,373		△ 10,469	
少数株主利益	528		589		△ 61	
当期純利益	16,467		11,478		4,988	

比 較 連 結 剰 余 金 計 算 書

（単位　百万円）

科　　　　　目	当連結会計年度 （平成17年４月１日から 平成18年３月31日まで）		前連結会計年度 （平成16年４月１日から 平成17年３月31日まで）	
（資本剰余金の部）				
Ⅰ　資本剰余金期首残高		31,389		31,388
Ⅱ　資本剰余金増加高		10,704		1
1.　自己株式処分差益	（	46　）	（	1　）
2.　転換社債型新株予約権付社債の				
新株予約権行使による増加高	（	10,657　）	（	－　）
Ⅲ　資本剰余金期末残高		42,094		31,389
（利益剰余金の部）				
Ⅰ　利益剰余金期首残高		88,703		80,468
Ⅱ　利益剰余金増加高		16,467		11,478
1.　当 期 純 利 益	（	16,467　）	（	11,478　）
Ⅲ　利益剰余金減少高		4,395		3,243
1.　配　　当　　金	（	3,606　）	（	2,885　）
2.　役 員 賞 与	（	84　）	（	38　）
3.　連結子会社の会計期間				
変更による減少高	（	－　）	（	221　）
4.　そ　　の　　他	（	705　）	（	98　）
Ⅳ　利益剰余金期末残高		100,775		88,703

（注）当連結会計年度の利益剰余金減少高の「その他」は、英国において会計基準が変更になったこ
とに伴い、連結子会社Kawasaki Precision Machinery (U.K.) Limitedが、退職給付債務の積立不足額
を利益剰余金から直接控除したこと等によるものである。

比 較 連 結 貸 借 対 照 表 （ 資 産 の 部 ）

（単位　百万円）

科　　　　目	当連結会計年度 （平成18年3月31日現在）	前連結会計年度 （平成17年3月31日現在）	比較増減
資 産 の 部			
I 流 動 資 産	915,899	837,004	78,894
1. 現金及び預金	37,650	44,628	△ 6,978
2. 受取手形及び売掛金	422,551	402,254	20,297
3. たな卸資産	383,016	332,333	50,683
4. 繰延税金資産	32,398	20,218	12,179
5. その他	44,111	43,583	528
貸倒引当金	△ 3,829	△ 6,013	2,184
II 固 定 資 産	368,186	357,467	10,718
1. 有形固定資産	246,219	243,166	3,053
(1)建物及び構築物	92,674	93,318	△ 643
(2)機械装置及び運搬具	59,982	57,260	2,721
(3)土地	65,732	67,997	△ 2,265
(4)建設仮勘定	9,375	5,126	4,248
(5)その他	18,455	19,462	△ 1,006
2. 無形固定資産	15,795	14,773	1,021
3. 投資その他の資産	106,171	99,527	6,643
(1)投資有価証券	56,423	65,238	△ 8,814
(2)長期貸付金	1,421	2,514	△ 1,092
(3)繰延税金資産	28,185	19,259	8,926
(4)その他	24,004	17,173	6,831
貸倒引当金	△ 3,865	△ 4,657	792
資 産 合 計	1,284,085	1,194,472	89,612

比 較 連 結 貸 借 対 照 表 （ 負債・資本の部 ）

（単位　百万円）

科　　　　　目	当連結会計年度 （平成18年3月31日現在）	前連結会計年度 （平成17年3月31日現在）	比較増減
負　債　の　部			
Ⅰ　流　動　負　債	802,659	698,482	104,176
1. 支払手形及び買掛金	409,942	348,388	61,553
2. 短期借入金	133,627	126,996	6,631
3. 未払法人税等	19,977	12,276	7,701
4. 繰延税金負債	111	317	△ 205
5. 賞与引当金	15,198	13,957	1,240
6. 保証工事引当金	4,200	2,550	1,649
7. 受注工事損失引当金	12,612	6,832	5,779
8. 事業構造改善損失引当金	9,557	－	9,557
9. その他	197,431	187,162	10,268
(1)前受金	98,589	106,574	△ 7,984
(2)1年内償還社債	29,118	19,609	9,509
(3)その他	69,723	60,979	8,744
Ⅱ　固　定　負　債	238,330	289,835	△ 51,504
1. 社債	103,062	153,677	△ 50,615
2. 長期借入金	53,994	53,601	393
3. 繰延税金負債	3,732	1,979	1,753
4. 退職給付引当金	69,113	72,516	△ 3,403
5. 役員退職慰労引当金	－	905	△ 905
6. その他	8,427	7,154	1,273
負　債　合　計	1,040,989	988,317	52,672
少　数　株　主　持　分	5,507	4,690	817
資　本　の　部			
Ⅰ　資本金	92,084	81,427	10,657
Ⅱ　資本剰余金	42,094	31,389	10,704
Ⅲ　利益剰余金	100,775	88,703	12,072
Ⅳ　その他有価証券評価差額金	14,097	16,910	△ 2,812
Ⅴ　為替換算調整勘定	△ 11,426	△ 16,842	5,416
Ⅵ　自己株式	△ 38	△ 122	84
資　本　合　計	237,588	201,464	36,123
負債、少数株主持分 及び資本合計	1,284,085	1,194,472	89,612

比較連結キャッシュ・フロー計算書

（単位　百万円）

科　　　目		当連結会計年度 （平成17年4月1日から 平成18年3月31日まで）		前連結会計年度 （平成16年4月1日から 平成17年3月31日まで）		比較増減
Ⅰ　営業活動によるキャッシュ・フロー						
1.　税金等調整前当期純利益		23,300		20,564		2,736
2.　減価償却費		30,551		31,554	△	1,003
3.　固定資産減損損失		3,007		－		3,007
4.　退職給付引当金の増加額		17,091		8,779		8,312
5.　賞与引当金の増加額又は減少額（△）		1,397	△	396		1,793
6.　貸倒引当金の減少額	△	43	△	212		169
7.　受注工事損失引当金の増加額		5,660		1,841		3,818
8.　事業構造改善損失引当金の増加額		9,557		－		9,557
9.　事業構造改善に伴うたな卸資産評価損		6,258		－		6,258
10.　株式売却損益	△	4,501	△	3,774	△	726
11.　固定資産売却損益		960	△	1,889		2,849
12.　退職給付信託設定益	△	12,901		－	△	12,901
13.　受取利息及び受取配当金	△	3,225	△	3,240		15
14.　支払利息		5,377		6,295	△	918
15.　売上債権の増加額	△	14,249	△	31,184		16,934
16.　たな卸資産の増加額（△）又は減少額	△	49,755		5,117	△	54,872
17.　その他流動資産の増加額	△	1,246	△	3,064		1,817
18.　仕入債務の増加額		55,293		59,088	△	3,795
19.　前受金の減少額	△	13,821	△	4,127	△	9,693
20.　その他流動負債の増加額		1,689		489		1,199
21.　その　　他		4,321		4,465	△	143
小　　　　計		64,721		90,306	△	25,584
22.　利息及び配当金の受取額		3,128		4,554	△	1,426
23.　利息の支払額	△	5,332	△	6,294		961
24.　法人税等の支払額	△	16,580	△	16,084	△	495
25.　工事費用清算金の支払額		－	△	1,060		1,060
26.　土壌汚染対策費用の支払額	△	176		－	△	176
営業活動によるキャッシュ・フロー		45,760		71,422	△	25,661
Ⅱ　投資活動によるキャッシュ・フロー						
1.　定期預金（預入期間3ヶ月超）の純減少額		101		447	△	345
2.　有形固定資産取得による支出	△	34,656	△	27,364	△	7,292
3.　有形固定資産売却による収入		2,231		5,257	△	3,026
4.　無形固定資産取得による支出	△	4,602		3,773	△	828
5.　無形固定資産売却による収入		38		319	△	281
6.　投資有価証券取得による支出	△	5,764		1,301	△	4,463
7.　投資有価証券売却による収入		6,870		5,369		1,500
8.　短期貸付金の純増加額（△）又は純減少額	△	428		1,464	△	1,893
9.　長期貸付けによる支出	△	895		290	△	604
10.　長期貸付金の回収による収入		427		1,338	△	911
11.　その　　他		167		816	△	651
投資活動によるキャッシュ・フロー	△	36,510	△	17,714	△	18,798
Ⅲ　財務活動によるキャッシュ・フロー						
1.　短期借入金の純増加額又は純減少額（△）		7,391	△	31,736		39,127
2.　長期借入れによる収入		24,657		12,732		11,924
3.　長期借入金の返済による支出	△	25,377	△	45,241		19,863
4.　社債の発行による収入		－		45,000	△	45,000
5.　社債の償還による支出	△	19,609	△	30,000		10,391
6.　自己株式取得による支出	△	51	△	35	△	15
7.　配当金の支払額	△	3,621	△	2,844	△	777
8.　少数株主からの払込による収入		－		361	△	361
9.　少数株主への配当金の支払額	△	109	△	75	△	33
財務活動によるキャッシュ・フロー	△	16,720	△	51,839		35,118
Ⅳ　現金及び現金同等物に係る換算差額		703		180		522
Ⅴ　現金及び現金同等物の増加額又は減少額（△）	△	6,767		2,048	△	8,815
Ⅵ　現金及び現金同等物の期首残高		44,385		42,375		2,009
Ⅶ　連結子会社の会計期間変更による 　　現金及び現金同等物の期首減少高		－	△	38		38
Ⅷ　新規連結に伴う現金及び現金同等物の増加高		－		－		－
Ⅸ　連結除外に伴う現金及び現金同等物の減少高	△	112	△	0	△	112
Ⅹ　現金及び現金同等物の期末残高		37,505		44,385	△	6,879

連結財務諸表作成のための基本となる重要な事項

1. 連結範囲及び持分法の適用に関する事項
   連結子会社数　　96社
   　主要会社名：
   　（国内）㈱川崎造船、カワサキプラントシステムズ㈱、川重商事㈱、
   　　　　　㈱カワサキマシンシステムズ、㈱カワサキプレシジョンマシナリ、日本飛行機㈱、
   　　　　　川重冷熱工業㈱、㈱カワサキモータースジャパン、㈱カワサキライフコーポレーション
   　（海外）Canadian Kawasaki Motors Inc.、Kawasaki Motors Corp., U.S.A.、
   　　　　　Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、
   　　　　　Kawasaki Construction Machinery Corp. of America、Kawasaki Robotics (U.S.A.), Inc.、
   　　　　　Kawasaki Motors Europe N.V.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、
   　　　　　P.T. Kawasaki Motor Indonesia

   　非連結子会社数　　5社
   　関　連　会　社　数　　34社（うち持分法適用会社数 19社 主要会社名：川崎設備工業㈱、川重防災工業㈱）

2. 連結範囲及び持分法の適用の異動状況
   （1）連結範囲
   　　（新規）　　4社　Kawasaki Precision Machinery (U.S.A.) Inc、
   　　　　　　　　　　川崎精密機械（蘇州）有限公司　他2社
   　　（除外）　　7社　神戸クリスタルタワーサービス㈱、日飛電子精機㈱　他5社
   （2）持分法適用会社
   　　（新規）　　4社　青島四方川崎車両技術有限公司　他3社
   　　（除外）　　1社　Kawasaki Motors Service Co., Ltd.

3. 連結子会社の事業年度等に関する事項
   　　　連結子会社の決算日については、国内会社では、㈱カワサキモータースジャパン他2社が12月31日、
   　　川重鉄構工事㈱が2月末日、海外会社ではKawasaki Motors Corp., U.S.A.他30社が12月31日であり、連
   　　結決算日（3月31日）と異なっている。上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp.,
   　　U.S.A.、Kawasaki Motors Europe N.V.他2社については、連結決算日において仮決算を実施した上で連
   　　結している。その他の30社については、その差異が3ヵ月を超えないため、連結財務諸表の作成に当た
   　　って仮決算を行っていない。

4. 会計処理基準に関する事項
   （1）資産の評価基準及び評価方法
   　　①有価証券
   　　　満期保有目的債券
   　　　　主として償却原価法により評価している。
   　　　その他有価証券
   　　　・時価のあるもの
   　　　　　決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原
   　　　　　価は主として移動平均法により算定）により評価している。
   　　　・時価のないもの
   　　　　　主として移動平均法による原価法により評価している。
   　　　なお、売買目的有価証券については保有していない。
   　　②たな卸資産
   　　　主として個別法、移動平均法及び先入先出法による原価法により評価している。
   　　③デリバティブ取引により生じる正味の債権債務
   　　　時価法により評価している。

(2) 減価償却資産の減価償却の償却方法
　①有形固定資産
　　　主として定率法により償却している。ただし、平成10年4月1日以降取得した建物（建物附属設備を除く）については、定額法により償却している。
　②無形固定資産
　　　定額法により償却している。なお、ソフトウェア（自社利用分）については、社内における利用可能期間（主として5年）に基づく定額法により償却している。
(3) 引当金の計上基準
　①貸倒引当金
　　　債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。
　②賞与引当金
　　　従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。
　③保証工事引当金
　　　保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。
　④受注工事損失引当金
　　　当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。
　⑤事業構造改善損失引当金
　　　エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失の見積額を計上している。
　⑥退職給付引当金
　　　従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。
　　　また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。
(4) 外貨建の資産又は負債の本邦通貨への換算の基準
　　　改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。
(5) 収益の計上基準
　　　長期大型の工事（主として工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。
　　　なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事については、いずれも見積り計上を行っている。
(6) 重要なリース取引の処理方法
　　　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。
(7) ヘッジ会計の方法
　①ヘッジ会計の方法
　　　繰延ヘッジ処理を採用している。
　②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨オプション	外貨建金銭債権・債務等（予定取引を含む）
金利スワップ、金利オプション	借入金

　③ヘッジ方針
　　　各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
　④ヘッジ有効性評価の方法
　　　金融商品会計に関する実務指針に基づき評価している。
(8)消費税等の会計処理
　　　消費税及び地方消費税の会計処理は、税抜方式によっている。

5. 連結子会社の資産及び負債の評価に関する事項

    連結子会社の資産及び負債の評価については、全面時価評価法を採用している。

6. 連結調整勘定の償却に関する事項

    連結調整勘定の償却については、発生日以後5年間の均等償却を行っている。ただし、金額的重要性に乏しいものについては、当該連結会計年度において一括償却している。

7. 利益処分項目等の取扱いに関する事項

    利益処分は、連結会計年度において確定した利益処分を基礎として連結する方法（確定方式）により処理している。

8. 連結キャッシュ・フロー計算書における資金の範囲

    連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっている。

（会計方針の変更）

    当連結会計年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用している。

    これにより税金等調整前当期純利益が3,007百万円減少している。

    なお、減損損失累計額については、改正後の連結財務諸表規則に基づき当該各資産の金額から直接控除している。

注 記 事 項
（連結損益計算書関係）

当連結会計年度 （平成17年4月1日から平成18年3月31日まで）	前連結会計年度 （平成16年4月1日から平成17年3月31日まで）

1. 研究開発費の総額   27,039百万円
    従来、製造費用として処理している汎用機事業におけるニューモデル開発等に係る費用は研究開発費の注記に含めていなかったが、近年の汎用機事業の業績全体に対する比重の高まりを受け、財務諸表等の利用者の意思決定に有用かつ適切な情報を提供すること及び他社の財務諸表との比較可能性を担保することを目的として、当連結会計年度から研究開発費の注記に含めている。
    このため、研究開発費の金額が従来と比べ14,417百万円多くなっている。また、前連結会計年度の研究開発費の金額を当連結会計年度と同様の方法で集計すると26,460百万円となる。
2. 退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。
3. 子会社株式売却益は、㈱エコ・マイニングの売却によるものである。
	1. 研究開発費の総額 13,182百万円
	2. 固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。
	3. 工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。
	4. 分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したものである。
	5. 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を5年均等費用処理したものである。

当連結会計年度 （平成17年4月1日から平成18年3月31日まで）	前連結会計年度 （平成16年4月1日から平成17年3月31日まで）
4. 事業構造改善損失は、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失であり、移管費用の当社負担額、たな卸資産の評価損失及び清算を予定している現地製造会社 Kawasaki Aeronautica Do Brasil Industria Ltda. に係る損失である。	

移管費用当社負担額　　6,977（6,977）百万円
たな卸資産評価損失　　6,258（　　一　）
子会社清算損失　　　　2,579（2,579）
　　　　計　　　　　　15,815（9,557）
（注）括弧内は事業構造改善損失引当金繰入額である。

5. 固定資産減損損失
　(1)減損損失を認識した資産グループの概要

用途	場所	種類
ゴルフ場 用資産	北海道 苫小牧市	コース施設、 建物等
遊休資産	神戸市中央区他	土地等

　(2)資産のグルーピングの方法
　　　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。
　(3)減損損失の認識に至った経緯
　　　一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。
　(4)回収可能価額の算定方法
　　　回収可能価額は正味売却価額により測定しており、不動産鑑定評価額、固定資産税評価額により評価している。
　(5)減損損失の金額
　　　減損処理額3,007百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。
　　土地　　　　　　　　617百万円
　　コース施設　　　　1,085
　　建物等　　　　　　1,304
　　　　計　　　　　　3,007

6. 土壌汚染対策費用は、旧八千代工場内の土壌汚染に関するものである。
7. 独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の課徴金納付命令に基づく課徴金等である。
8. 子会社株式売却損は、日飛電子精機㈱の売却によるものである。

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　＊連結＊

（連結貸借対照表関係）

当連結会計年度 （平成18年3月31日現在）	前連結会計年度 （平成17年3月31日現在）
1．受取手形割引高　　　　　　84百万円	1．受取手形割引高　　　　　　85百万円
2．受取手形裏書譲渡高　　　　な　し	2．受取手形裏書譲渡高　　　　75百万円
3．有形固定資産に対する減価償却累計額 　　　　　　　　　547,706百万円	3．有形固定資産に対する減価償却累計額 　　　　　　　　　542,959百万円
4．保証債務　　　　　23,903百万円	4．保証債務　　　　　21,255百万円
5．無形固定資産に含まれている連結調整勘定の残高 　　　　　　　　　1,085百万円	5．無形固定資産に含まれている連結調整勘定の残高 　　　　　　　　　1,701百万円
	6．社債の信託型デット・アサンプションに係る偶発債務 　以下の社債に関し、デット・アサンプション特定運用金銭信託契約および債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。

前連結会計年度のみ：

銘　柄	第19回 無担保普通社債
契約締結日	平成17年3月30日
譲渡金額　（百万円）	10,000

（連結キャッシュ・フロー計算書関係）

当連結会計年度 （平成17年4月1日から平成18年3月31日まで）	前連結会計年度 （平成16年4月1日から平成17年3月31日まで）
1．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 　現金及び預金勘定　　　　37,650百万円 　預金期間が3ヶ月を超える定期預金　△144 　現金及び現金同等物　　　　37,505	1．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 　現金及び預金勘定　　　　44,628百万円 　預金期間が3ヶ月を超える定期預金　△243 　現金及び現金同等物　　　　44,385
2．土壌汚染対策費用の支払額は、旧八千代工場内の土壌汚染に係る対策費用の支払額である。	2．工事費用清算金の支払額は、プラント工事において発生した工程遅延等に係る追加費用の支払額である。
3．重要な非資金取引の内容 　当連結会計年度に行われた、転換社債型新株予約権付社債に付された新株予約権の権利行使による、資本金増加額および資本剰余金増加額と転換社債型新株予約権付社債減少額との関係 　新株予約権の権利行使による資本金の増加額 　　　　　　　　　10,657百万円 　新株予約権の権利行使による資本剰余金の増加額 　　　　　　　　　10,657百万円 　新株予約権の権利行使による転換社債型新株予約権付社債の減少額 　　　　　　　　　21,315百万円	

（有価証券）

1. 売買目的有価証券

    該当事項なし。

2. 満期保有目的の債券で時価のあるもの

（単位　百万円）

区　分	当連結会計年度 （平成18年３月31日現在）			前連結会計年度 （平成17年３月31日現在）		
	連結決算日における連結貸借対照表計上額	連結決算日における時価	差　額	連結決算日における連結貸借対照表計上額	連結決算日における時価	差　額
(時価が連結貸借対照表計上額を超えるもの) 社　債	―	―	―	204	205	0
(時価が連結貸借対照表計上額を超えないもの) 社　債	302	293	△9	―	―	―
合　計	302	293	△9	204	205	0

3. その他有価証券で時価のあるもの

（単位　百万円）

区　分	当連結会計年度 （平成18年３月31日現在）			前連結会計年度 （平成17年３月31日現在）		
	取得原価	連結決算日における連結貸借対照表計上額	差　額	取得原価	連結決算日における連結貸借対照表計上額	差　額
(連結貸借対照表計上額が取得原価を超えるもの) 株　式	7,553	31,377	23,824	13,200	42,301	29,101
(連結貸借対照表計上額が取得原価を超えないもの) 株　式	107	80	△26	450	355	△94
合　計	7,660	31,458	23,797	13,650	42,656	29,006

4. 当連結会計年度中に売却したその他有価証券

（単位　百万円）

区　分	当連結会計年度 （平成17年４月１日から 平成18年３月31日まで）	前連結会計年度 （平成16年４月１日から 平成17年３月31日まで）
売却額	6,318	5,340
売却益の合計額	4,397	3,791
売却損の合計額	△18	△1

5. 時価のない有価証券

（単位　百万円）

区　分	当連結会計年度 （平成18年3月31日現在）	前連結会計年度 （平成17年3月31日現在）
	連結貸借対照表計上額	連結貸借対照表計上額
(1) 満期保有目的の債券		
非上場内国債券	2	2
合　　計	2	2
(2) その他有価証券		
①非上場株式 　　（店頭売買株式を除く）	9,357	9,209
②優先出資証券	5,000	5,000
③匿名組合出資等	1,721	43
合　　計	16,078	14,253
(3) 子会社株式及び関連会社株式		
①子会社株式	96	9
②関連会社株式	5,905	4,414
合　　計	6,001	4,424

6. その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

当連結会計年度（平成18年3月31日現在）

（単位　百万円）

内　容	1年内	1年超5年以内	5年超10年以内	10年超
①非上場内国債券	2	―	―	―
②社　　　債	―	―	302	―
合　　計	2	―	302	―

前連結会計年度（平成17年3月31日現在）

（単位　百万円）

内　容	1年内	1年超5年以内	5年超10年以内	10年超
①非上場内国債券	2	―	―	―
②社　　　債	―	―	204	―
合　　計	2	―	204	―

（退職給付関係）

当連結会計年度 （平成17年4月1日から平成18年3月31日まで）	前連結会計年度 （平成16年4月1日から平成17年3月31日まで）
1. 採用している退職給付制度の概要 　当社及び国内連結子会社は、退職一時金制度を設けている。また、当社及び一部の連結子会社で、確定拠出型年金とキャッシュバランスプラン（市場金利連動型年金）を導入し、従来の退職一時金の一部を積み立てている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社においては退職給付信託を設定している。	1. 採用している退職給付制度の概要 　当社及び国内連結子会社は、退職一時金制度を設けている。当年度からは、当社及び一部の連結子会社で、確定拠出型年金とキャッシュバランスプラン（市場金利連動型年金）を導入し、従来の退職一時金の一部を積み立てている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社においては退職給付信託を設定している。
2. 退職給付債務に関する事項 （1）退職給付債務　　　　　　　　△190,773百万円 （2）年金資産（注2）　　　　　　　　105,083 （3）未積立退職給付債務（（1）＋（2））　△85,690 （4）未認識過去勤務債務（注3）　　△18,365 （5）未認識数理計算上の差異　　　△13,430 （6）会計基準変更時差異の未処理額　　50,100 （7）連結貸借対照表計上額純額 　　（（3）＋（4）＋（5）＋（6））　　△67,385 （8）前払年金費用（注2）　　　　　　1,727 （9）退職給付引当金（（7）−（8））　△69,113	2. 退職給付債務に関する事項 （1）退職給付債務　　　　　　　　△185,115百万円 （2）年金資産（注2）　　　　　　　　66,705 （3）未積立退職給付債務（（1）＋（2））　△118,409 （4）未認識過去勤務債務（注3）　　△20,529 （5）未認識数理計算上の差異　　　4,281 （6）会計基準変更時差異の未処理額 　　（注4）　　　　　　　　　　62,953 （7）連結貸借対照表計上額純額 　　（（3）＋（4）＋（5）＋（6））　　△71,703 （8）前払年金費用（注2）　　　　　　813 （9）退職給付引当金（（7）−（8））　△72,516
（注1）一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。 （注2）当社の退職給付信託および当社と連結子会社の退職年金制度に係るものである。 （注3）当社および一部の子会社において、退職一時金制度を変更したことにより過去勤務債務（債務の減額)が発生している。	（注1）一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。 （注2）当社の退職給付信託および当社と連結子会社の退職年金制度に係るものである。 （注3）当社および一部の子会社において、退職一時金制度を変更したことにより過去勤務債務（債務の減額)が発生している。 （注4）会計基準変更時差異の未処理額について、破砕機事業分社により転籍する従業員分を一括で引当している。
3. 退職給付費用に関する事項 （1）勤務費用　　　　　　　　　　8,548百万円 （2）利息費用　　　　　　　　　　4,512 （3）期待運用収益（注2）　　　　　△859 （4）過去勤務債務の費用処理額　　△2,248 （5）数理計算上の差異の費用処理額　1,663 （6）会計基準変更時差異の 　　費用処理額　　　　　　　　12,987 （7）確定拠出年金への拠出額　　　367 （8）退職給付費用 　　（（1）＋（2）＋（3）＋（4）＋（5）＋（6）＋（7））　24,971	3. 退職給付費用に関する事項 （1）勤務費用　　　　　　　　　　8,741百万円 （2）利息費用　　　　　　　　　　4,853 （3）期待運用収益（注2）　　　　　△798 （4）過去勤務債務の費用処理額　　△1,719 （5）数理計算上の差異の費用処理額 　　（注3）　　　　　　　　　　1,931 （6）会計基準変更時差異の 　　費用処理額（注3）　　　　　13,968 （7）確定拠出年金への拠出額　　　273 （8）退職給付費用 　　（（1）＋（2）＋（3）＋（4）＋（5）＋（6）＋（7））　27,250
（注1）簡便法を採用している連結子会社の退職給付費用は、「（1）勤務費用」に計上している。 （注2）連結子会社の退職年金制度に係るものである。	（注1）簡便法を採用している連結子会社の退職給付費用は、「（1）勤務費用」に計上している。 （注2）連結子会社の退職年金制度に係るものである。 （注3）数理計算上の差異の費用処理額及び会計基準変更時差異の費用処理額は、破砕機事業分社により転籍する従業員分の一括引当を含んでいる。

当連結会計年度 （平成17年4月1日から平成18年3月31日まで）		前連結会計年度 （平成16年4月1日から平成17年3月31日まで）	
4. 退職給付債務等の計算の基礎に関する事項		4. 退職給付債務等の計算の基礎に関する事項	
(1) 退職給付見込額の 期間配分方法	期間定額基準	(1) 退職給付見込額の 期間配分方法	期間定額基準
(2) 割引率	主として2.5%	(2) 割引率	主として2.5%
(3) 期待運用収益率	国内会社　0.0%～3.5% 海外会社　7.75%	(3) 期待運用収益率	国内会社　0.0%～3.5% 海外会社　8.0%
(4) 過去勤務債務の 額の処理年数	10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による）	(4) 過去勤務債務の 額の処理年数	10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による）
(5) 数理計算上の 差異の処理年数	10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている）	(5) 数理計算上の 差異の処理年数	10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている）
(6) 会計基準変更時 差異の処理年数	主として10年。一部の子会社では、一括費用処理または5年の期間によっている。	(6) 会計基準変更時 差異の処理年数	主として10年。一部の子会社では、一括費用処理または5年の期間によっている。

（リース取引関係）

有価証券報告書について EDINET により開示を行うため記載を省略している。

（デリバティブ取引関係）

有価証券報告書について EDINET により開示を行うため記載を省略している。

（税効果会計関係）

当連結会計年度 （平成 18 年 3 月 31 日現在）	前連結会計年度 （平成 17 年 3 月 31 日現在）
1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

当連結会計年度（平成 18 年 3 月 31 日現在）

（繰延税金資産）

賞与引当金損金算入限度超過額	6,943 百万円
退職給付引当金損金算入限度超過額	45,169
貸倒引当金損金算入限度超過額	1,705
棚卸資産に含まれる未実現利益消去額	4,536
固定資産に含まれる未実現利益消去額	731
減価償却限度超過額	1,194
繰越欠損金	10,246
投資有価証券等評価損否認額	2,976
その他	19,189
繰延税金資産　小計	92,693
評価性引当額	△8,453
繰延税金資産　合計	84,239

（繰延税金負債）

固定資産圧縮積立金及び固定資産圧縮特別勘定積立金	5,120
工事進行基準に係る損益申告調整額	154
その他有価証券評価差額金	10,600
退職給付信託設定益否認	5,995
その他	5,628
繰延税金負債　合計	27,498
繰延税金資産の純額	56,740

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳

法定実効税率	40.5 ％
（調整）	
試験研究費税額控除	△11.5
その他	△2.0
税効果会計適用後の法人税等の負担率	27.0

前連結会計年度（平成 17 年 3 月 31 日現在）

（繰延税金資産）

賞与引当金損金算入限度超過額	6,080 百万円
退職給付引当金損金算入限度超過額	34,255
貸倒引当金損金算入限度超過額	3,457
棚卸資産に含まれる未実現利益消去額	3,382
固定資産に含まれる未実現利益消去額	963
減価償却限度超過額	1,319
繰越欠損金	9,273
投資有価証券等評価損否認額	1,275
その他	6,188
繰延税金資産　小計	66,198
評価性引当額	△ 7,166
繰延税金資産　合計	59,032

（繰延税金負債）

固定資産圧縮積立金及び固定資産圧縮特別勘定積立金	5,064
工事進行基準に係る損益申告調整額	576
その他有価証券評価差額金	11,444
その他	4,765
繰延税金負債　合計	21,850
繰延税金資産の純額	37,181

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳

　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳については、その差異が法定実効税率の 100 分の 5 以下であるため、記載を省略している。

（関連当事者との取引）

当連結会計年度（平成17年4月1日から平成18年3月31日まで）

役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額	科目	期末残高
役員及びその近親者	田﨑 雅元	当社代表取締役会長（財）新産業創造研究機構理事長	なし	（財）新産業創造研究機構との営業取引・ロボット用超小型6軸モーションセンサに関する研究開発作業の受託	百万円2	—	—
	松﨑 昭	当社代表取締役（財）近畿高エネルギー加工技術研究所理事長	なし	（財）近畿高エネルギー加工技術研究所との取引・同研究所への当社社員の出向者派遣に伴う社員労務費の受領	百万円2	—	—

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。

2. 上記の取引は、いわゆる第三者のための取引である。

3. 上記金額のうち、取引金額は消費税等を含んでいない。

前連結会計年度（平成16年4月1日から平成17年3月31日まで）

役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額	科目	期末残高
役員及びその近親者	田﨑 雅元	当社代表取締役会長（財）新産業創造研究機構理事長	なし	（財）新産業創造研究機構との営業取引・ロボット用超小型6軸モーションセンサに関する研究開発作業の受託	百万円13	—	—
		当社代表取締役会長（財）日本航空機開発協会理事長	なし	（財）日本航空機開発協会との営業取引・同社の借入金についての債務保証	百万円354	—	—
		当社代表取締役会長スーパーマリンガスタービン技術研究組合理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引・舶用ガスタービンの研究開発作業の受託・上記に係る事業分担金の支払・試験設備等の購入・同資産処分収入の組合員返還金の受取	百万円339169224	————	————

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。

2. 上記の取引は、いわゆる第三者のための取引である。

3. 上記金額のうち、取引金額は消費税等を含んでいない。

（セグメント情報）

(1) 事業の種類別セグメント情報

当連結会計年度（平成17年4月1日から平成18年3月31日まで） （単位 百万円）

	船舶事業	車両事業	航空宇宙事業	ガスタービン・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ 売上高及び営業損益 売上高										
(1)外部顧客に対する売上高	109,696	168,305	218,532	161,431	164,506	366,960	133,054	1,322,487	－	1,322,487
(2)セグメント間の内部売上高 又は振替高	1,428	916	2,013	16,936	20,971	6,759	46,758	95,784	(95,784)	－
計	111,125	169,222	220,545	178,368	185,477	373,719	179,812	1,418,271	(95,784)	1,322,487
営業費用	112,832	160,419	210,845	171,563	193,972	353,819	173,154	1,376,606	(95,913)	1,280,692
営業利益又は損失（△）	△1,707	8,803	9,700	6,804	△8,494	19,899	6,658	41,665	129	41,794
Ⅱ 資産、減価償却費 及び資本的支出 資産	105,209	179,477	268,871	140,899	135,447	280,972	168,334	1,279,212	4,872	1,284,085
減価償却費	2,700	2,349	5,294	2,803	1,859	11,019	2,747	28,774	1,776	30,551
資本的支出	1,990	3,272	12,112	2,892	733	15,479	4,227	40,708	1,016	41,724

前連結会計年度（平成16年4月1日から平成17年3月31日まで） （単位 百万円）

	船舶事業	車両事業	航空宇宙事業	ガスタービン・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ 売上高及び営業損益 売上高										
(1)外部顧客に対する売上高	87,081	171,730	188,254	141,366	191,012	338,449	123,697	1,241,591	－	1,241,591
(2)セグメント間の内部売上高 又は振替高	1,125	1,444	1,960	19,757	15,352	5,036	43,253	87,931	(87,931)	－
計	88,206	173,175	190,214	161,123	206,364	343,486	166,950	1,329,522	(87,931)	1,241,591
営業費用	87,174	165,424	184,130	158,443	220,823	326,784	161,938	1,304,718	(87,871)	1,216,847
営業利益又は損失（△）	1,031	7,751	6,084	2,680	△14,458	16,701	5,012	24,804	(60)	24,744
Ⅱ 資産、減価償却費 及び資本的支出 資産	100,996	157,418	223,010	124,062	153,685	253,957	156,040	1,169,171	25,301	1,194,472
減価償却費	2,359	2,436	5,221	2,971	1,941	11,865	2,713	29,509	2,045	31,554
資本的支出	1,629	2,629	8,163	2,373	639	10,190	3,370	28,997	694	29,691

（注）1. 各事業区分の主要製品

事 業 区 分	主 要 製 品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

2. 当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ110,476百万
円及び121,602百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長
期投資資金（投資有価証券）である。

3. 「減価償却費」及び「資本的支出」のうち、「消去又は全社」の項目には、当社の全社共通固定資産にかかる償却費と支出額が含まれている。

(2) 所在地別セグメント情報

当連結会計年度（平成17年4月1日から平成18年3月31日まで）　　　　　　　　　　　　　（単位　百万円）

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
I　売上高及び営業損益								
売　上　高								
(1)外部顧客に対する売上高	986,265	222,476	80,817	24,800	8,126	1,322,487	-	1,322,487
(2)セグメント間の内部売上高								
又は振替高	247,227	16,587	4,052	16,975	141	284,984	(284,984)	-
計	1,233,493	239,064	84,870	41,775	8,267	1,607,471	(284,984)	1,322,487
営　業　費　用	1,192,244	237,650	83,308	40,315	8,893	1,562,411	(281,719)	1,280,692
営業利益又は損失（△）	41,249	1,414	1,562	1,460	△625	45,059	(3,265)	41,794
II　資　　　産	1,074,687	159,169	63,253	24,285	7,324	1,328,720	(44,634)	1,284,085

前連結会計年度（平成16年4月1日から平成17年3月31日まで）　　　　　　　　　　　　　（単位　百万円）

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
I　売上高及び営業損益								
売　上　高								
(1)外部顧客に対する売上高	936,236	196,839	78,026	25,145	5,343	1,241,591	-	1,241,591
(2)セグメント間の内部売上高								
又は振替高	208,048	15,211	3,835	15,897	99	243,092	(243,092)	-
計	1,144,285	212,051	81,862	41,042	5,442	1,484,683	(243,092)	1,241,591
営　業　費　用	1,123,267	210,805	81,448	39,170	5,817	1,460,509	(243,662)	1,216,847
営業利益又は損失（△）	21,017	1,246	413	1,871	△375	24,174	569	24,744
II　資　　　産	996,923	127,797	57,217	20,252	3,663	1,205,855	(11,382)	1,194,472

(注)1.国又は地域の区分は、主として地理的近接度に基づいて設定している。

2.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主　な　国　又　は　地　域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

3.当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ110,476百万円及び121,602百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）である。

(3) 海外売上高
当連結会計年度(平成17年4月1日から平成18年3月31日まで)　　　　　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	282,148	109,060	197,502	107,103	695,815
Ⅱ 連結売上高					1,322,487
Ⅲ 連結売上高に占める海外売上高の割合	21.3%	8.2%	14.9%	8.0%	52.6%

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
　　2.国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主　な　国　又　は　地　域
北米	米国、カナダ
欧州	オランダ、イギリス、ノルウェー
アジア	台湾、中国、韓国、フィリピン、インドネシア
その他の地域	パナマ、ブラジル、オーストラリア

前連結会計年度(平成16年4月1日から平成17年3月31日まで)　　　　　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	236,846	100,361	171,461	105,274	613,944
Ⅱ 連結売上高					1,241,591
Ⅲ 連結売上高に占める海外売上高の割合	19.0%	8.0%	13.8%	8.4%	49.4%

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
　　2.国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主　な　国　又　は　地　域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、イタリア、フランス
アジア	台湾、インドネシア、中国、韓国、フィリピン
その他の地域	パナマ、イラン、リベリア

5．生産、受注及び販売の状況（連結）

<生産実績> （単位　百万円）

事業の 種類別セグメント	当連結会計年度 （平成17年4月1日から 平成18年3月31日まで）		前連結会計年度 （平成16年4月1日から 平成17年3月31日まで）		比　較　増　減			
	金　額	構成比%	金　額	構成比%	金　額		増減率%	
船　　　　舶	108,374	8.2	92,556	7.9		15,817		17.0
車　　　　両	161,494	12.2	150,081	12.9		11,412		7.6
航　空　宇　宙	213,067	16.2	163,589	14.0		49,478		30.2
ガスタービン・機械	167,306	12.7	138,578	11.9		28,728		20.7
プラント・環境・鉄構	183,241	13.9	188,064	16.1	△	4,822	△	2.5
汎　用　機	295,880	22.5	278,331	23.9		17,549		6.3
そ　の　他	185,231	14.0	149,882	12.9		35,349		23.5
合　　　計	1,314,597	100.0	1,161,083	100.0		153,513		13.2

（注）金額は、生産高（製造原価）によっている。

<受注高>

事業の 種類別セグメント	当連結会計年度 （平成17年4月1日から 平成18年3月31日まで）		前連結会計年度 （平成16年4月1日から 平成17年3月31日まで）		比　較　増　減			
	金　額	構成比%	金　額	構成比%	金　額		増減率%	
船　　　　舶	128,322	9.4	155,832	11.9	△	27,509	△	17.6
車　　　　両	203,165	15.0	178,368	13.7		24,796		13.9
航　空　宇　宙	229,257	16.9	214,702	16.4		14,554		6.7
ガスタービン・機械	188,068	13.9	162,699	12.4		25,368		15.5
プラント・環境・鉄構	97,331	7.2	126,402	9.7	△	29,070	△	22.9
汎　用　機	366,960	27.1	338,449	25.9		28,510		8.4
そ　の　他	138,525	10.2	125,389	9.6		13,136		10.4
合　　　計	1,351,630	100.0	1,301,844	100.0		49,786		3.8

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

<売上高>

事業の 種類別セグメント	当連結会計年度 （平成17年4月1日から 平成18年3月31日まで）		前連結会計年度 （平成16年4月1日から 平成17年3月31日まで）		比　較　増　減			
	金　額	構成比%	金　額	構成比%	金　額		増減率%	
船　　　　舶	109,696	8.2	87,081	7.0		22,615		25.9
車　　　　両	168,305	12.7	171,730	13.8	△	3,424	△	1.9
航　空　宇　宙	218,532	16.5	188,254	15.1		30,278		16.0
ガスタービン・機械	161,431	12.2	141,366	11.3		20,064		14.1
プラント・環境・鉄構	164,506	12.4	191,012	15.3	△	26,505	△	13.8
汎　用　機	366,960	27.7	338,449	27.2		28,510		8.4
そ　の　他	133,054	10.0	123,697	9.9		9,357		7.5
合　　　計	1,322,487	100.0	1,241,591	100.0		80,895		6.5

<受注残高>

事業の 種類別セグメント	当連結会計年度 平成18年3月31日現在		前連結会計年度 平成17年3月31日現在		比　較　増　減			
	金　額	構成比%	金　額	構成比%	金　額		増減率%	
船　　　　舶	289,227	22.0	263,707	21.0		25,519		9.6
車　　　　両	346,309	26.4	300,836	23.9		45,473		15.1
航　空　宇　宙	301,599	23.0	287,441	22.9		14,158		4.9
ガスタービン・機械	195,107	14.8	163,440	13.0		31,667		19.3
プラント・環境・鉄構	144,147	10.9	210,159	16.7	△	66,012	△	31.4
汎　用　機	－	－	－	－		－		－
そ　の　他	34,053	2.5	28,824	2.2		5,229		18.1
合　　　計	1,310,444	100.0	1,254,409	100.0		56,034		4.4

6. 個別財務諸表の概要



単独

平成 18 年 3 月期　　個別財務諸表の概要

平成18年4月28日

上 場 会 社 名　　川崎重工業株式会社　　　　　　　　　　上場取引所 東① 大① 名①

コード番号　　7012　　　　（URL http://www.khi.co.jp/ ）

代　　表　　者　　役職名　取締役社長　　　氏 名　大橋　忠晴　　　　本社所在都道府県　兵庫県

問合せ先責任者　　役職名　財務経理部長　　氏 名　髙尾　光俊

問合せ先窓口　　　広報室　TEL （03） 3435 - 2130

決算取締役会開催日　　平成 18年 4月 28日　　　　中間配当制度の有無　　　有

配当支払開始予定日　　平成 18年 6月 28日　　　　定時株主総会開催日　　　平成 18年 6月 27日予定

単元株制度採用の有無　　有（1単元　1,000 株）

1. 18年3月期の業績（平成17年4月1日 ～ 平成18年3月31日）

(1)経営成績

（金額は百万円未満切り捨て）

	売 上 高		営 業 利 益		経 常 利 益	
	百万円	%	百万円	%	百万円	%
18年3月期	845,957	△ 3.4	30,144	200.2	23,371	105.7
17年3月期	876,233	11.9	10,038	△ 42.6	11,357	5.8

	当 期 純 利 益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円　銭	円　銭	%	%	%
18年3月期	13,625	71.7	9.27	7.85	7.3	2.5	2.7
17年3月期	7,935	14.8	5.47	4.74	4.7	1.2	1.2

（注）①期中平均株式数　　　　18年3月期　1,468,886,611 株　　17年3月期　1,442,562,197 株

　　　②会計処理の方法の変更　　無

　　　③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	1株当たり年間配当金			配当金総額（年間）	配当性向	株主資本配当率
		中間	期末			
	円　銭	円　銭	円　銭	百万円	%	%
18年3月期	3.00	0.00	3.00	4,672	34.2	2.5
17年3月期	2.50	0.00	2.50	3,606	45.4	2.1

(3)財政状態

	総 資 産	株 主 資 本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円　銭
18年3月期	917,072	200,558	21.8	128.76
17年3月期	912,894	171,632	18.8	118.95

（注）①期末発行済株式数　　18年3月期　1,557,601,495 株　　17年3月期　1,442,453,904 株

　　　②期末自己株式数　　　18年3月期　　　113,212 株　　17年3月期　　　940,268 株

2. 19年3月期の業績予想（ 平成18年4月1日 ～ 平成19年3月31日 ）

	売上高	経常利益	当期純利益	1株当たり年間配当金		
				中間	期末	
	百万円	百万円	百万円	円　銭	円　銭	円　銭
中間期	430,000	12,000	8,000	0.00	―	―
通　期	880,000	25,000	17,000	―	4.00	4.00

（参考）1株当たり予想当期純利益（通期）　　　10円 91銭

※上記業績予想に関する事項は、補足資料10～11ページを御覧ください。

7. 個別財務諸表等

比 較 損 益 計 算 書

(単位 百万円)

科　　　目	当　　期 (平成17年4月1日から 平成18年3月31日まで)		前　　期 (平成16年4月1日から 平成17年3月31日まで)		比較増減
		%		%	
経常損益の部					
営業損益の部					
売上高	845,957	100.0	876,233	100.0	△ 30,275
売上原価	768,191		812,961		△ 44,770
販売費及び一般管理費	47,621		53,232		△ 5,611
営業利益	30,144	3.5	10,038	1.1	20,106
営業外損益の部					
営業外収益	11,715		11,849		△ 134
受取利息	(834)		(880)		(△ 46)
受取配当金	(6,944)		(5,501)		(1,442)
有価証券売却益	(2,578)		(3,780)		(△ 1,201)
その他	(1,356)		(1,686)		(△ 329)
営業外費用	18,488		10,531		7,957
支払利息	(1,384)		(1,913)		(△ 529)
社債利息	(1,871)		(2,179)		(△ 308)
為替差損	(9,924)		(110)		(9,813)
その他	(5,308)		(6,327)		(△ 1,018)
経常利益	23,371	2.7	11,357	1.2	12,014
特別損益の部					
特別利益	12,901		2,864		10,036
退職給付信託設定益	(12,901)		(－)		(12,901)
固定資産売却益	(－)		(2,864)		(△ 2,864)
特別損失	20,626		3,139		17,486
事業構造改善損失	(17,084)		(－)		(17,084)
土壌汚染対策費用	(1,053)		(－)		(1,053)
固定資産減損損失	(821)		(－)		(821)
独禁法違反に係る損失	(730)		(－)		(730)
関係会社株式評価損	(936)		(－)		(936)
工事費用清算金	(－)		(1,824)		(△ 1,824)
分社に伴う退職給付会計基準 　　変更時差異等一括処理額	(－)		(1,315)		(△ 1,315)
税引前当期純利益	15,645	1.8	11,081	1.2	4,563
法人税、住民税及び事業税	(13,869)		(9,419)		(4,449)
法人税等調整額	(△ 11,849)		(△ 6,273)		(△ 5,576)
差引	2,020		3,146		△ 1,126
当期純利益	13,625	1.6	7,935	0.9	5,690
前期繰越利益	34,366		29,426		4,940
当期未処分利益	47,992		37,361		10,630

比較利益処分案

（単位 百万円）

	当 期 （平成17年4月1日から 平成18年3月31日まで）	前 期 （平成16年4月1日から 平成17年3月31日まで）
当期未処分利益	47,992	37,361
特別償却積立金戻入額	222	190
海外投資等損失準備金戻入額	－	1
固定資産圧縮積立金戻入額	186	185
固定資産圧縮特別勘定積立金戻入額	95	1,847
計	48,497	39,585
これを次のとおり処分します。		
配当金	4,672 （1株につき 3円00銭）	3,606 （1株につき 2円50銭）
役員賞与金 （うち監査役賞与金）	－ （ － ）	40 （ － ）
特別償却積立金	131	228
固定資産圧縮積立金	540	1,248
固定資産圧縮特別勘定積立金	－	95
次期繰越利益	43,151	34,366

比 較 貸 借 対 照 表 （資産の部）

（単位　百万円）

科　　　　目	当　　期		前　　期		比較増減
	（平成18年3月31日現在）		（平成17年3月31日現在）		
		％		％	
資産の部					
Ⅰ　流動資産	630,321	68.7	622,416	68.1	7,905
現金預金	24,578		32,332		△ 7,754
受取手形	1,631		3,183		△ 1,552
売 掛 金	305,372		295,669		9,702
原材料及び貯蔵品	27,830		25,135		2,694
仕 掛 品	197,340		181,144		16,196
前 渡 金	18,999		16,956		2,043
前払費用	292		202		89
繰延税金資産	17,180		8,457		8,723
短期貸付金	25,538		46,671		△ 21,133
未収入金	9,318		11,524		△ 2,205
未収収益	86		60		25
そ の 他	2,825		3,847		△ 1,022
貸倒引当金	△ 672		△ 2,770		2,098
Ⅱ　固定資産	286,750	31.2	290,477	31.8	△ 3,727
有形固定資産	130,830	14.2	130,277	14.2	552
建　 物	40,214		40,006		208
構 築 物	8,606		8,202		403
機 械 装 置	27,870		27,952		△ 82
船　 舶	2		6		△ 3
航 空 機	407		454		△ 46
車両運搬具	414		443		△ 29
工具器具備品	11,805		11,682		122
土　 地	36,369		38,831		△ 2,461
建設仮勘定	5,139		2,697		2,441
無形固定資産	9,459	1.0	9,150	1.0	308
ソフトウェア	4,572		5,279		△ 707
製造実施権	1,225		1,621		△ 396
そ の 他	3,661		2,249		1,412
投資その他の資産	146,460	15.9	151,048	16.5	△ 4,588
投資有価証券	43,094		51,645		△ 8,550
関係会社株式	82,264		72,912		9,352
関係会社出資金	1,537		3,408		△ 1,870
長期貸付金	4,426		11,633		△ 7,206
長期繰延税金資産	11,071		7,730		3,340
そ の 他	6,851		7,707		△ 855
貸倒引当金	△ 2,786		△ 3,987		1,201
資 産 合 計	917,072	100.0	912,894	100.0	4,178

比 較 貸 借 対 照 表 （負債・資本の部）

（単位　百万円）

科　　目	当　期	%	前　期	%	比較増減
	（平成18年3月31日現在）		（平成17年3月31日現在）		
負債の部					
Ⅰ　流動負債	547,704	59.7	512,535	56.1	35,168
支払手形	30,585		37,059		△ 6,474
買 掛 金	275,694		248,794		26,900
短期借入金	67,749		62,740		5,008
長期借入金（返済1年以内）	17,261		12,500		4,761
社債（償還1年以内）	10,000		10,000		-
転換社債（償還1年以内）	17,118		9,609		7,509
設備支払手形	741		697		43
未 払 金	10,855		8,311		2,543
未払費用	20,081		22,336		△ 2,254
未払法人税等	12,373		7,532		4,840
前 受 金	53,457		74,629		△ 21,172
預 り 金	2,411		1,542		869
前受収益	19		15		4
賞与引当金	8,290		7,690		599
保証工事引当金	1,440		891		548
受注工事損失引当金	7,209		3,529		3,680
事業構造改善損失引当金	8,085		-		8,085
そ の 他	4,328		4,653		△ 324
Ⅱ　固定負債	168,808	18.4	228,725	25.0	△ 59,916
社 　　 債	60,000		70,000		△ 10,000
転換社債	14,559		31,677		△ 17,118
新株予約権付社債	28,503		50,000		△ 21,497
長期借入金	42,900		44,012		△ 1,112
長期未払金	772		1,057		△ 285
退職給付引当金	22,068		31,649		△ 9,581
役員退職慰労引当金	-		322		△ 322
そ の 他	5		6		△ 1
負 債 合 計	716,513	78.1	741,261	81.1	△ 24,748
資本の部					
Ⅰ　資 本 金	92,084	10.0	81,427	8.9	10,657
Ⅱ　資本剰余金	39,910	4.3	29,205	3.1	10,704
資本準備金	39,861		29,204		10,657
その他資本剰余金	48		1		46
自己株式処分差益	48		1		46
Ⅲ　利益剰余金	55,598	6.0	45,619	4.9	9,979
任意積立金	7,606	0.8	8,257	0.9	△ 651
特別償却積立金	735		696		38
海外投資等損失準備金	-		1		△ 1
固定資産圧縮積立金	6,775		5,711		1,063
固定資産圧縮特別勘定積立金	95		1,847		△ 1,751
当期未処分利益	47,992	5.2	37,361	4.0	10,630
Ⅳ　株式等評価差額金	12,993	1.4	15,493	1.6	△ 2,500
Ⅴ　自己株式	△ 28	△ 0.0	△ 113	△ 0.0	84
資 本 合 計	200,558	21.8	171,632	18.8	28,926
負債・資本合計	917,072	100.0	912,894	100.0	4,178

（重要な会計方針）

1.　有価証券の評価方法は以下による。
　1)　子会社株式及び関連会社株式
　　　移動平均法による原価法
　2)　その他有価証券
　　・市場価格のあるもの・・・決算期末日の市場価格等に基づく時価法
　　　　なお、評価差額の処理は全部資本直入法を適用し、評価差額の合計額から税効果額を控除した後の金額を資本の部に「株式等評価差額金」として表示している。
　　　　また、売却原価は移動平均法により算定している。
　　・市場価格のないもの・・・移動平均法による原価法
　　　なお、売買目的有価証券ならびに満期保有目的債券については保有していない。
2.　たな卸資産は、個別法及び移動平均法による原価法により評価している。
3.　デリバティブの評価方法は、時価法によっている。
4.　有形固定資産の減価償却の方法は、定率法によっている。但し、平成10年4月1日以降に取得した建物（建物附属設備を除く）については、定額法を採用している。
5.　無形固定資産の減価償却の方法は、定額法によっている。なお、ソフトウェア（自社利用分）については、社内における利用可能期間（5年）に基づく定額法により償却している。
6.　外貨建の資産又は負債の本邦通貨への換算基準は、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。
　　なお、外貨建金銭債権債務は決算日の直物為替相場により円換算し換算差額は損益として処理している。
7.　引当金の計上基準
　1)　貸倒引当金は、債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。
　2)　賞与引当金は、当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。
　3)　保証工事引当金は、保証工事費用の支出に備え、過去の実績又は個別の見積りに基づき計上している。
　4)　受注工事損失引当金は、期末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、期末時点で当該損失額を合理的に見積もることが可能な工事について、翌期以降の損失見積額を計上している。
　5)　事業構造改善損失引当金は、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失の見積額を計上している。
　6)　退職給付引当金は、従業員の退職給付に備え、当期末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。また、数理計算上の差異は、10年による定額法により翌期から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。
8.　ヘッジ会計の方針
　　繰延ヘッジ会計を適用しており、デリバティブ取引等ヘッジ手段を時価評価したことによる評価損益ならびに評価差額金については、ヘッジ対象に係る損益が認識されるまで資産または負債として繰り延べている。
9.　請負工事に係る収益の計上は、長期・大型の請負工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。
　　なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。
10.　消費税及び地方消費税の会計処理は、税抜方式によっている。

（会計方針の変更）
　　　当期から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用している。これにより税引前当期純利益が821百万円減少している。なお、減損損失累計額については、改正後の財務諸表等規則に基づき当該各資産の金額から直接控除している。

注　記　事　項

（損益計算書関係）

当　　期 （平成17年4月1日から平成18年3月31日まで）	前　　期 （平成16年4月1日から平成17年3月31日まで）
1. 関係会社との取引高 　　売上高　　　　　　　　　353,606百万円 　　仕入高　　　　　　　　　150,306百万円 　　営業取引以外の取引高　　　12,297百万円 2. 研究開発費の総額　　　　　　24,699百万円 　　　　従来、製造費用として処理している汎用機事業におけるニューモデル開発等に係る費用は研究開発費の注記に含めていなかったが、近年の汎用機事業の業績全体に対する比重の高まりを受け、財務諸表等の利用者の意思決定に有用かつ適切な情報を提供すること及び他社の財務諸表との比較可能性を担保することを目的として、当期から研究開発費の注記に含めている。 　　　　このため、研究開発費の金額が従来と比べ14,417百万円多くなっている。また、前期の研究開発費の金額を当期と同様の方法で集計すると24,146百万円となる。 3. 退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。 4. 事業構造改善損失は、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失であり、移管費用の当社負担額、仕掛品評価損失及び清算を予定している現地製造会社 Kawasaki Aeronautica Do Brasil Industria Ltda. に係る損失である。 　　移管費用当社負担額　　6,977（6,977）百万円 　　仕掛品評価損失　　　　6,258（　　一　） 　　子会社清算損失　　　　3,848（1,107） 　　　　　計　　　　　　17,084（8,085） 　　（注）括弧内は事業構造改善損失引当金繰入額である。 5. 土壌汚染対策費用は、旧八千代工場内の土壌汚染に関するものである。 6. 固定資産減損損失 　(1)減損損失を認識した資産グループの概要	1. 関係会社との取引高 　　売上高　　　　　　　　　312,317百万円 　　仕入高　　　　　　　　　150,505百万円 　　営業取引以外の取引高　　　8,328百万円 2. 研究開発費の総額　　　　　　10,868百万円 3. 固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。 4. 工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。 5. 分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したもの等である。

（当期、続き）

用途	場所	種類
賃貸用資産	東京都千代田区	土地
遊休資産	神戸市中央区他	土地等

　(2)資産のグルーピングの方法
　　　　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。

当　　　　期	前　　　　期
（平成17年4月1日から平成18年3月31日まで）	（平成16年4月1日から平成17年3月31日まで）
(3)減損損失の認識に至った経緯 　　　一部の資産について、事業損益が悪化もしく 　は、市場価格が下落したため、帳簿価額を回収可 　能価額まで減額した。 (4)回収可能価額の算定方法 　　　回収可能価額は正味売却価額により測定してお 　り、固定資産税評価額により評価している。 (5)減損損失の金額 　　　減損処理額821百万円は固定資産減損損失とし 　て特別損失に計上しており、固定資産の種類ごと 　の内訳は次のとおりである。 　　　　　土地　　　　　807 百万円 　　　　　建物等　　　　 13 　　　　　　計　　　　　821 7．独禁法違反に係る損失は、鋼鉄製橋梁入札に関する 　公正取引委員会の課徴金納付命令に基づく課徴金等 　である。 8．関係会社株式評価損は、川重工事㈱及び上海中遠川 　崎重工鋼結構有限公司に対するものである。	

（貸借対照表関係）

当　　　　期	前　　　　期
（平成18年3月31日現在）	（平成17年3月31日現在）
1．有形固定資産に対する減価償却累計額 　　　　　　　　　　　　　　　344,978百万円	1．有形固定資産に対する減価償却累計額 　　　　　　　　　　　　　　　355,799百万円
2．関係会社に対する短期金銭債権　164,304百万円 　〃　　　　　　長期金銭債権　　5,087百万円 　〃　　　　　　短期金銭債務　 67,722百万円	2．関係会社に対する短期金銭債権　171,431百万円 　〃　　　　　　長期金銭債権　 10,668百万円 　〃　　　　　　短期金銭債務　 86,009百万円
3．担保に供している資産 　有形固定資産　　　　　　　　　683百万円	3．担保に供している資産 　有形固定資産　　　　　　　　　666百万円 　投資有価証券　　　　　　　　　 30百万円
4．保証債務　　　　　　　　　 45,990百万円	4．保証債務　　　　　　　　　 57,496百万円
	5．社債の信託型デット・アサンプションに係る偶発 　債務 　　　以下の社債に関し、デット・アサンプション特定運 　用金銭信託契約および債務履行引受契約を金融機関 　と締結し、債務を譲渡している。従って、同社債に 　係る譲渡債務と同契約による支払金額とを相殺消去 　しているが、社債権者に対する当社の社債償還義務 　は社債償還時まで存続する。 | 銘　柄	第19回 無担保普通社債 | |---|---|
契約締結日	平成17年3月30日
譲渡金額 （百万円）	10,000	

＊単独＊

(有 価 証 券)

(単位　百万円)

種類	当　期 （平成18年３月31日現在）			前　期 （平成17年３月31日現在）		
	貸借対照表 計上額	時価	差額	貸借対照表 計上額	時価	差額
子会社株式	635	6,007	5,372	635	5,623	4,988
関連会社株式	1,104	2,521	1,417	1,104	2,279	1,175
合計	1,739	8,529	6,790	1,739	7,902	6,163

8．受注・販売の状況（単独ベース）

（注）平成17年4月1日付けで、プラント・環境・鉄構部門のうちプラント事業が分社独立したことに
伴い、同部門の比較増減率は表示していない。

部門別受注高・売上高・受注残高

＜受注高＞　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（単位　百万円）

部　　　門	当期 （平成17年4月1日から 平成18年3月31日まで）		前期 （平成16年4月1日から 平成17年3月31日まで）		比　較　増　減			
	金　額	構成比%	金　額	構成比%	金　　額		増減率%	
車　両　部　門	153,450	17.5	164,285	18.8	△	10,835	△	6.5
航　空　宇　宙　部　門	210,069	23.9	196,161	22.5		13,908		7.0
ガスタービン・機械 部 門	183,877	20.9	152,718	17.5		31,158		20.4
プラント・環境・鉄構部門	58,092	6.6	121,579	13.9	△	63,486		－
汎　用　機　部　門	271,314	30.9	235,983	27.1		35,331		14.9
合　　　　　計	876,804	100.0	870,727	100.0		6,077		0.6
輸　出　受　注　高	479,770	54.7	464,839	53.3		14,931		3.2

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として
表示している。

＜売上高＞　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（単位　百万円）

部　　　門	当期 （平成17年4月1日から 平成18年3月31日まで）		前期 （平成16年4月1日から 平成17年3月31日まで）		比　較　増　減			
	金　額	構成比%	金　額	構成比%	金　　額		増減率%	
車　両　部　門	147,020	17.3	151,824	17.3	△	4,804	△	3.1
航　空　宇　宙　部　門	201,121	23.7	170,425	19.4		30,696		18.0
ガスタービン・機械 部 門	153,896	18.1	132,103	15.0		21,793		16.4
プラント・環境・鉄構部門	72,604	8.5	185,896	21.2	△	113,291		－
汎　用　機　部　門	271,314	32.0	235,983	26.9		35,331		14.9
合　　　　　計	845,957	100.0	876,232	100.0	△	30,274	△	3.4
輸　出　売　上　高	456,968	54.0	447,991	51.1		8,977		2.0

＜受注残高＞　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（単位　百万円）

部　　　門	当期 （平成18年3月31日現在）		前期 （平成17年3月31日現在）		比　較　増　減			
	金　額	構成比%	金　額	構成比%	金　　額		増減率%	
車　両　部　門	269,670	31.0	262,499	28.3		7,171		2.7
航　空　宇　宙　部　門	287,516	33.1	274,975	29.6		12,541		4.5
ガスタービン・機械 部 門	211,209	24.3	174,824	18.8		36,384		20.8
プラント・環境・鉄構部門	99,443	11.4	214,715	23.1	△	115,272		－
汎　用　機　部　門	－	－	－	－		－		－
合　　　　　計	867,839	100.0	927,014	100.0	△	59,174	△	6.3
輸　出　受　注　残　高	415,468	47.8	455,198	49.1	△	39,730	△	8.7

9. 役員の異動（2006 年 6 月末予定）

（　　）内は現役職名

（1）代表取締役の異動

田﨑　雅元　　　　　（代表取締役会長）　　　　　取締役会長

（2）新任代表取締役候補者

丹波　晨一　　　　　（執行役員　　　　　　　　　代表取締役常務就任予定
　　　　　　　　　　　汎用機カンパニープレジデント）

（3）退任予定取締役

森田　進一　　　　　（取締役）　　　　　　　　　顧問就任予定

以　　上

Kawasaki Aeronautica Do Brasil Industria Ltda. について

　20 および 38 ページに記載のとおり、EMBRAER190 の当社生産分担範囲を見直し、一部をエンブラエル社に移管することについて基本合意に達し調整を開始しました。これに伴い清算を予定している Kawasaki Aeronautica Do Brasil Industria Ltda.（以下 KAB 社）の概要は以下の通りです。

1. 当該子会社の概要
   (1) 商号　　　　：Kawasaki Aeronautica Do Brasil Industria Ltda.
   (2) 本店所在地：Estrada Municipal Euclides Martins 2170,
   　　　　　　　　Gaviao　Peixoto, Sao Paulo, Brasil
   (3) 代表者　　　：代表取締役社長　石黒　市郎
   (4) 事業内容　：EMBRAER190 の主翼組立
   (5) 資本金　　　：65,000,000R$
   (6) 設立年月　：2002 年 4 月

2. 清算の理由
   　当社製造分担範囲の見直しの結果、KAB 社で行っている作業がエンブラエル社に移管されるため。

3. 清算スケジュール
   　エンブラエル社への事業移管後、清算手続きに入る予定です。

以　　上

EXHIBIT 3



KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS
For the years ended March 31, 2006 and 2005

Operating results

	Millions of yen			Thousands of U.S. dollars
	2006	2005	% Change	2006
Net sales	¥ 1,322,487	¥ 1,241,592	+7%	$ 11,258,083
Operating income (loss)	41,795	24,744	+69%	355,793
Net income (loss)	16,467	11,479	+43%	140,180
Net income (loss) per share (Yen)	11.2	7.9		

Financial condition

Millions of yen / Thousands of U.S. dollars

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of March 31, 2006	¥ 1,284,085	¥ 237,588	19%
As of March 31, 2005	1,194,473	201,465	17%
As of March 31, 2006	$ 10,931,174	$ 2,022,542	—

	Yen / U.S. dollars Shareholders' equity per share	Thousand shares Number of shares issued and outstanding
As of March 31, 2006	¥ 152.5	1,557,507
As of March 31, 2005	139.7	1,442,359
As of March 31, 2006	$ 1.30	—

Cash flows

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Operating activities	¥ 45,761	¥ 71,422	$ 389,555
Investing activities	(36,510)	(17,714)	(310,803)
Financing activities	(16,721)	(51,839)	(142,343)
Cash and cash equivalents at end of year	37,506	44,385	319,282

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2007	¥ 1,390,000	¥ 26,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ￥117.47=$1, the rate prevailing as of March 31, 2006, solely for the convenience of the readers.

3. Effective April 1, 2005, Kawasaki Heavy Industries, Ltd. (KHI) and its consolidated subsidiaries adopted the new accounting standards for impairment of fixed assets ("Opinion on Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the guidance on accounting standard for impairment of fixed assets (the "Financial Accounting Standard Guidance No. 6" issued by the Accounting Standards Board of Japan on October 31, 2003). As a result of adopting the accounting standards and the guidance, income before income tax and minority interests decreased ￥ 3,008 million . Accumulated impairment losses are deducted from book values of related fixed assets.

4. "Other, net" line in Other income (expenses) in the Condensed Consolidated Statement of Operations includes following items:

(1) Gain on contribution of investment securities to the pension trust
KHI additionally contributed its investment securities to the pension trust and this contribution resulted in a gain of 12,901 million yen.

(2) Loss on restructuring commercial aircraft manufacturing business
As our aerospace business has been receiving requests for sharp increase of production of commercial aircrafts including Boeing ones, KHI has concluded it is difficult to accept all the requests.
As a result of reassessment of our corporate resources in this business, KHI has reached a basic agreement related to the commercial conditions with respect to partial transfer of its scope of work of manufacturing "EMBRAER 190" type airplanes to EMBRAER which is our Brazilian co-developer of the airplane.
This transfer gave rise to a loss of 15,815 million yen.

Condensed Consolidated Balance Sheets

As of March 31, 2006 and 2005

(Consolidated)

| | Millions of yen | | Thousands of U.S. dollars |
	2006	2005	2006
Assets :			
Current assets :			
Cash on hand and in banks	¥ 37,650	¥ 44,629	$ 320,507
Receivables, less allowance	438,204	413,619	3,730,348
Inventories	383,017	332,333	3,260,552
Other current assets	57,028	46,424	485,469
Total current assets	915,899	837,005	7,796,876
Investments and long-term loans			
less allowance :	76,757	79,569	653,418
Net property, plant and equipment :	246,219	243,166	2,096,016
Intangible and other assets :	45,210	34,733	384,864
Total assets	¥ 1,284,085	¥ 1,194,473	$ 10,931,174
Liabilities, minority interests and shareholders' equity :			
Current liabilities :			
Short-term borrowings			
and current portion of long-term debt	¥ 162,746	¥ 146,605	$ 1,385,426
Trade payables	409,942	348,389	3,489,759
Advances from customers	98,590	106,574	839,278
Other current liabilities	131,381	96,914	1,118,422
Total current liabilities	802,659	698,482	6,832,885
Long-term liabilities :			
Long-term debt, less current portion	157,057	207,279	1,336,997
Others	81,273	82,556	691,861
Total long-term liabilities	238,330	289,835	2,028,858
Minority interests	5,508	4,691	46,889
Shareholders' equity :			
Common stock	92,085	81,427	783,902
Capital surplus	42,094	31,390	358,338
Retained earnings	100,776	88,704	857,887
Net unrealized gain on securities	14,097	16,910	120,005
Foreign currency translation adjustments	(11,426)	(16,843)	(97,267)
Treasury stock	(38)	(123)	(323)
Total shareholders' equity	237,588	201,465	2,022,542
Total liabilities, minority interests and shareholders' equity	¥ 1,284,085	¥ 1,194,473	$ 10,931,174

Condensed Consolidated Statements of Operations

For the years ended March 31, 2006 and 2005

(Consolidated)

| | Millions of yen | | % Change | Thousands of U.S. dollars |
	2006	2005		2006
Net sales	¥ 1,322,487	¥ 1,241,592	+7%	$ 11,258,083
Cost of sales	1,148,547	1,088,219		9,777,365
Gross profit	173,940	153,373		1,480,718
Selling, general and administrative expenses	132,145	128,629		1,124,925
Operating income (loss)	41,795	24,744	+69%	355,793
Other income (expenses) :				
Interest and dividend income	3,225	3,241		27,454
Equity in income (loss) of non-consolidated				
subsidiaries and affiliates	(197)	506		(1,677)
Interest expense	(5,377)	(6,296)		(45,773)
Other, net	(16,146)	(1,631)		(137,448)
Income (loss) before income taxes and				
minority interests	23,300	20,564	+13%	198,349
Income taxes	(6,305)	(8,495)		(53,673)
Minority interests in net income of				
consolidated subsidiaries	(528)	(590)		(4,496)
Net income (loss)	¥ 16,467	¥ 11,479	+43%	$ 140,180

Condensed Consolidated Statements of Cash Flows

For the year ended March 31. 2006 and 2005

(Consolidated)

	Millions of yen		Thousands of U.S. dollars	
	2006	2005	2006
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 23,300	¥ 20,564	$ 198,349
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	30,551	31,555	260,075
Decrease (increase) in assets	(65,251)	(29,132)	(555,469)
Increase (decrease) in liabilities	44,559	55,054	379,322
Other	12,602	(6,619)	107,278
Net cash provided by operating activities	¥ 45,761	¥ 71,422	$ 389,555
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	(39,259)	(31,138)	(334,205)
Acquisition of investments in securities	(5,765)	(1,301)	(49,076)
other		-	
Other	8,514	14,725	72,478
Net cash used for investing activities	¥ (36,510)	¥ (17,714)	$ (310,803)
Cash flows from financing activities:			
Decrease in short-term borrowings	7,391	(31,736)	62,918
Proceeds from long-term debt	24,657	57,732	209,900
Repayment of long-term debt	(44,987)	(75,241)	(382,966)
Other	(3,782)	(2,594)	(32,195)
Net cash provided by (used for) financing activities	¥ (16,721)	¥ (51,839)	$ (142,343)
Effect of exchange rate changes	703	180	5,985
Net decrease in cash and cash equivalents	(6,767)	2,049	(57,606)
Cash and cash equivalents at beginning of year	44,385	42,375	377,841
Decrease in cash and cash equivalents by change of consolidation period of subsidiaries	—	(39)	—
Increase in cash and cash equivalents arising from newly consolidated subsidiaries	—	—	—
Decrease in cash and cash equivalents arising from exclusion of consolidated subsidiaries	(112)	(0)	(953)
Cash and cash equivalents at end of year	¥ 37,506	¥ 44,385	$ 319,282

		Millions of yen 2006							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 109,697	¥ 1,428	¥ 111,125	¥ 112,833	¥ (1,708)	¥ 105,210	¥ 2,700	¥ 1,990
Rolling Stock, Construction Machinery & Crushing Plant	168,306	917	169,223	160,419	8,804	179,478	2,350	3,272
Aerospace	218,533	2,013	220,546	210,845	9,701	268,871	5,295	12,113
Gas Turbines & Machinery	161,431	16,937	178,368	171,564	6,804	140,900	2,804	2,893
Plant & Infrastructure Engineering	164,506	20,972	185,478	193,972	(8,494)	135,448	1,859	733
Consumer Products & Machinery	366,960	6,759	373,719	353,819	19,900	280,972	11,020	15,480
Other	133,054	46,758	179,812	173,154	6,658	168,334	2,747	4,227
Total	1,322,487	95,784	1,418,271	1,376,606	41,665	1,279,213	28,775	40,708
Eliminations and corporate	-	(95,784)	(95,784)	(95,914)	130	4,872	1,776	1,016
Consolidated total	¥ 1,322,487	¥ -	¥ 1,322,487	¥ 1,280,692	¥ 41,795	¥ 1,284,085	¥ 30,551	¥ 41,724

		Millions of yen 2005							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 87,081	¥ 1,125	¥ 88,206	¥ 87,175	¥ 1,031	¥ 100,996	¥ 2,359	¥ 1,630
Rolling Stock, Construction Machinery & Crushing Plant	171,731	1,445	173,176	165,424	7,752	157,419	2,437	2,629
Aerospace	188,255	1,960	190,215	184,130	6,085	223,010	5,221	8,163
Gas Turbines & Machinery	141,366	19,758	161,124	158,443	2,681	124,063	2,971	2,374
Plant & Infrastructure Engineering	191,012	15,353	206,365	220,823	(14,458)	153,685	1,942	640
Consumer Products & Machinery	338,450	5,036	343,486	326,784	16,702	253,958	11,865	10,191
Other	123,697	43,254	166,951	161,939	5,012	156,040	2,714	3,370
Total	1,241,592	87,931	1,329,523	1,304,718	24,805	1,169,171	29,509	28,997
Eliminations and corporate	-	(87,931)	(87,931)	(87,870)	(61)	25,302	2,046	695
Consolidated total	¥ 1,241,592	¥ -	¥ 1,241,592	¥ 1,216,848	¥ 24,744	¥ 1,194,473	¥ 31,555	¥ 29,692

		Thousands of U.S. dollars 2006							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	$ 933,830	$ 12,156	$ 945,986	$ 960,526	$ (14,540)	$ 895,633	$ 22,985	$ 16,940
Rolling Stock, Construction Machinery & Crushing Plant	1,432,757	7,806	1,440,563	1,365,617	74,946	1,527,862	20,005	27,854
Aerospace	1,860,330	17,137	1,877,467	1,794,884	82,583	2,288,848	45,075	103,116
Gas Turbines & Machinery	1,374,232	144,181	1,518,413	1,460,492	57,921	1,199,455	23,870	24,628
Plant & Infrastructure Engineering	1,400,409	178,531	1,578,940	1,651,247	(72,307)	1,153,043	15,825	6,240
Consumer Products & Machinery	3,123,861	57,538	3,181,399	3,011,995	169,404	2,391,862	93,811	131,778
Other	1,132,664	398,042	1,530,706	1,474,027	56,679	1,432,996	23,385	35,984
Total	11,258,083	815,391	12,073,474	11,718,788	354,686	10,889,699	244,956	346,540
Eliminations and corporate	-	(815,391)	(815,391)	(816,498)	1,107	41,475	15,119	8,649
Consolidated total	$ 11,258,083	$ -	$ 11,258,083	$ 10,902,290	$ 355,793	$ 10,931,174	$ 260,075	$ 355,189

(b) Information by geographic area

	Millions of yen					
	2006					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 986,266	¥ 247,228	¥ 1,233,494	¥ 1,192,245	¥ 41,249	¥ 1,074,688
North America	222,477	16,588	239,065	237,651	1,414	159,169
Europe	80,818	4,053	84,871	83,308	1,563	63,254
Asia	24,800	16,975	41,775	40,315	1,460	24,285
Other Areas	8,126	141	8,267	8,893	(626)	7,324
Total	1,322,487	284,985	1,607,472	1,562,412	45,060	1,328,720
Eliminations and corporate	-	(284,985)	(284,985)	(281,720)	(3,265)	(44,635)
Consolidated total	¥ 1,322,487	¥ -	¥ 1,322,487	¥ 1,280,692	¥ 41,795	¥ 1,284,085

	Millions of yen					
	2005					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 936,237	¥ 208,048	¥ 1,144,285	¥ 1,123,267	¥ 21,018	¥ 996,923
North America	196,840	15,212	212,052	210,805	1,247	127,798
Europe	78,027	3,835	81,862	81,448	414	57,218
Asia	25,145	15,898	41,043	39,171	1,872	20,252
Other Areas	5,343	99	5,442	5,818	(376)	3,664
Total	1,241,592	243,092	1,484,684	1,460,509	24,175	1,205,855
Eliminations and corporate	-	(243,092)	(243,092)	(243,661)	569	(11,382)
Consolidated total	¥ 1,241,592	¥ -	¥ 1,241,592	¥ 1,216,848	¥ 24,744	¥ 1,194,473

	Thousands of U.S. dollars					
	2006					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	$ 8,395,897	$ 2,104,605	$ 10,500,502	$ 10,149,357	$ 351,145	$ 9,148,617
North America	1,893,905	141,211	2,035,116	2,023,079	12,037	1,354,976
Europe	687,988	34,503	722,491	709,185	13,306	538,469
Asia	211,118	144,505	355,623	343,194	12,429	206,733
Other Areas	69,175	1,200	70,375	75,704	(5,329)	62,348
Total	11,258,083	2,426,024	13,684,107	13,300,519	383,588	11,311,143
Eliminations and corporate		(2,426,024)	(2,426,024)	(2,398,229)	(27,795)	(379,969)
Consolidated total	$ 11,258,083	$ -	$ 11,258,083	$ 10,902,290	$ 355,793	$ 10,931,174

(c) Overseas sales

	Millions of yen				Thousands of U.S. dollars
	2006		2005		2006
	Overseas sales	% against net sales	Overseas sales	% against net sales	Overseas sales
North America	¥ 282,149	21.3%	¥ 236,847	19.0%	$ 2,401,881
Europe	109,060	8.2%	100,362	8.0%	928,407
Asia	197,503	14.9%	171,461	13.8%	1,681,306
Other Areas	107,103	8.0%	105,274	8.4%	911,748
Total	¥ 695,815	52.6%	¥ 613,944	49.4%	$ 5,923,342

Net sales, orders and order backlog by industry segment

For the years ended March 31, 2006 and 2005

	Millions of yen					% Change	Thousands of U.S. dollars
	2006			2005			2006
Net sales :							
Shipbuilding	¥ 109,697	*(8%)*	¥	87,081	*(7%)*	**+26%**	$ 933,830
Rolling Stock, Construction Machinery & Crushing Plant	168,306	*(13%)*		171,731	*(14%)*	**-2%**	1,432,757
Aerospace	218,533	*(17%)*		188,255	*(15%)*	**+16%**	1,860,330
Gas Turbines & Machinery	161,431	*(12%)*		141,366	*(12%)*	**+14%**	1,374,232
Plant & Infrastructure Engineering	164,506	*(12%)*		191,012	*(15%)*	**-14%**	1,400,409
Consumer Products & Machinery	366,960	*(28%)*		338,450	*(27%)*	**+8%**	3,123,861
Other	133,054	*(10%)*		123,697	*(10%)*	**+8%**	1,132,664
Total	1,322,487	*(100%)*		1,241,592	*(100%)*	**+7%**	11,258,083
Orders :							
Shipbuilding	128,323	*(10%)*		155,832	*(12%)*	**-18%**	1,092,390
Rolling Stock, Construction Machinery & Crushing Plant	203,165	*(15%)*		178,369	*(14%)*	**+14%**	1,729,505
Aerospace	229,257	*(17%)*		214,702	*(16%)*	**+7%**	1,951,622
Gas Turbines & Machinery	188,068	*(14%)*		162,700	*(12%)*	**+16%**	1,600,987
Plant & Infrastructure Engineering	97,332	*(7%)*		126,403	*(10%)*	**-23%**	828,569
Consumer Products & Machinery	366,960	*(27%)*		338,450	*(26%)*	**+8%**	3,123,861
Other	138,526	*(10%)*		125,389	*(10%)*	**+10%**	1,179,246
Total	¥ 1,351,631	*(100%)*	¥	1,301,845	*(100%)*	**+4%**	$ 11,506,180

	Millions of yen					% Change	Thousands of U.S. dollars
	As of Mar. 31, 2006			As of Mar. 31, 2005			As of Mar. 31, 2006
Order backlog :							
Shipbuilding	¥ 289,227	*(22%)*	¥	263,707	*(21%)*	**+10%**	$ 2,462,135
Rolling Stock, Construction Machinery & Crushing Plant	346,310	*(26%)*		300,837	*(24%)*	**+15%**	2,948,072
Aerospace	301,599	*(23%)*		287,441	*(23%)*	**+5%**	2,567,455
Gas Turbines & Machinery	195,108	*(15%)* ·		163,440	*(13%)*	**+19%**	1,660,918
Plant & Infrastructure Engineering	144,147	*(11%)*		210,160	*(17%)*	**-31%**	1,227,096
Consumer Products & Machinery	-	*(-%)*		-	*(-%)*		-
Other	34,053	*(3%)*		28,824	*(2%)*	**+18%**	289,887
Total	¥ 1,310,444	*(100%)*	¥	1,254,409	*(100%)*	**+4%**	$ 11,155,563

EXHIBIT 4

証券コード　7012

平成18年6月5日

株 主 各 位

RECEIVED

神戸市中央区東川崎町3丁目1番1号
（本社事務所）

神戸市中央区東川崎町1丁目1番3号

川崎重工業株式会社

取締役社長　大 橋 忠 晴

第183期定時株主総会招集ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

　さて、当社第183期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご通知申しあげます。

　なお、当日ご出席願えない場合は、お手数ながら後記の「株主総会参考書類」をご検討のうえ、書面又は電磁的方法（インターネット等）により、平成18年6月26日午後5時までに議決権をご行使いただきますようお願い申しあげます。

［郵送による議決権行使の場合］

　同封の議決権行使書用紙に議案に対する賛否をご表示のうえ、上記行使期限までに到着するようご返送ください。

［インターネットによる議決権行使の場合］

　同封の議決権行使書用紙に記載しております議決権行使コードとパスワードによりインターネットウェブサイト（http://www.web54.net）にアクセスし、画面の案内にしたがって賛否を入力いただき、議決権をご行使ください。

　なお、議決権のご行使にあたっては、後記54ページから55ページに記載の「インターネットによる議決権行使について」をお読みください。

敬 具

<center>記</center>

1. 日　時　平成18年6月27日（火曜日）午前10時　（開場午前9時）
2. 場　所　神戸市中央区東川崎町1丁目5番7号
　　　　　　神戸情報文化ビル4階　神戸新聞松方ホール
　　　　　　［末尾記載の「会場ご案内図」をご参照ください。］

3. 目的事項
報告事項　1.　第183期$\left(\genfrac{}{}{0pt}{}{\text{平成17年4月1日から}}{\text{平成18年3月31日まで}}\right)$営業報告書、貸借対照表及び損益計算書報告の件
　　　　　　2.　第183期$\left(\genfrac{}{}{0pt}{}{\text{平成17年4月1日から}}{\text{平成18年3月31日まで}}\right)$連結貸借対照表及び連結損益計算書並びに会計監査人及び監査役会の連結計算書類監査結果報告の件

第1号議案　第183期利益処分案承認の件
第2号議案　定款一部変更の件
第3号議案　取締役9名選任の件
第4号議案　補欠監査役1名選任の件
（各議案の内容につきましては、後記の「株主総会参考書類」をご参照ください。）

4. その他株主総会招集に関する決定事項
　　代理人による議決権の行使につきましては、議決権を有する他の株主様1名を代理人として、その議決権を行使することとさせていただきます。
　　書面又は電磁的方法により二重に議決権を行使された場合は、後に到着したものを有効としますが、同日に到着したものは、電磁的方法による議決権行使を有効とさせていただきます。
　　議決権の不統一行使を行う株主様は、株主総会の日の3日前までに、書面をもってその旨及び理由をご通知くださいますようお願い申しあげます。

以　上

1. 当日ご出席の場合は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。

2. 添付書類及び株主総会参考書類に修正をすべき事情が生じた場合は、インターネットの当社ウェブサイト（http://www.khi.co.jp）において、修正後の事項を掲載させていただきます。

営 業 報 告 書
（平成17年4月1日から）
（平成18年3月31日まで）

Ⅰ．営業の概況

1． 企業集団の営業の経過及び成果
(1) 全般の概況

　当連結会計年度におけるわが国経済は、個人消費や輸出の増加、企業収益の拡大による民間設備投資の増加により、拡大基調で推移しました。海外においても米国や中国をはじめ景気の拡大が続いており、欧州も景気が回復しつつあるなど総じて堅調に推移しました。

　しかしながら、国内の公共事業は依然として低調であるほか、一般鋼材価格や原油価格の高止まりに加え、アルミ・チタン等高級素材価格の急騰及び供給不足が生じるなど、川崎重工グループを取り巻く環境は予断を許さない状況が続きました。

　このような経営環境の下、当グループは積極的に営業活動を展開した結果、受注高は、船舶部門及びプラント・環境・鉄構部門で減少したものの、車両部門及びガスタービン・機械部門が増加し、全体では1兆3,516億円と前年度を3％上回りました。

　売上高につきましては、航空宇宙部門及び汎用機部門を中心に増加し、1兆3,224億円と前年度を6％上回りました。

　利益面につきましても、為替レートが円安ドル高傾向で推移したことに加え、航空宇宙部門及び汎用機部門の伸長並びにガスタービン・機械部門の好転などにより、営業利益は417億円と前年度を68％上回り、経常利益についても308億円と前年度を46％上回りました。

　また、特別損益につきましては、退職給付信託設定益129億円など、131億円の特別利益を計上する一方、航空宇宙部門において経営資源の配分を見直し、エンブラエル社（ブラジル）と共同開発した旅客機「エンブラエル190」の当社製造分担範囲の一部を同社に移管することに伴う事業構造改善損失158億円のほか、固定資産減損損失30億円など合わせて207億円を特別損失に計上しました。

　以上の結果、当期純利益は164億円と前年度を43％上回りました。

(2) 部門別の状況

　　船舶部門では、ＬＮＧ船３隻、ＬＰＧ船１隻、大型タンカー１隻、ばら積み貨物船10隻、潜水艦１隻を受注しました。ばら積み貨物船は増加しましたが、ＬＮＧ船、ＬＰＧ船が減少したことから、受注高は1,283億円と前年度をかなり下回りました。

　　売上高は、ＬＮＧ船、大型タンカー、ばら積み貨物船、潜水艦などを計上し、1,096億円と大口案件が少なかった前年度を大幅に上回りました。

　　営業損益は、資材費上昇の影響などにより前年度から27億円悪化し、17億円の損失となりました。

　　車両部門では、ＪＲ各社から特急車両、通勤・近郊電車、機関車、貨車を、各私鉄・公営鉄道から電車などを受注し、海外からはニューヨーク・ニュージャージー港湾局向け電車、台湾向け中正空港アクセス鉄道用電車などを受注しました。海外向け各種車両の受注が大きく増加したため、受注高は2,031億円と前年度をかなり上回りました。

　　売上高は、海外においては、台湾高速鉄道向け車両の納入などもあり堅調に推移したものの、ＪＲ向けの車両の納入が減少したため、1,683億円と前年度をわずかに下回りました。

　　営業利益は、建設機械事業の収益性向上などにより前年度から10億円増加し、88億円となりました。

　　航空宇宙部門では、防衛庁から開発主担当企業の指名を受けている次期固定翼哨戒機・次期輸送機開発プロジェクトの平成17年度分を受注したほか、ＣＨ-47大型輸送ヘリコプタ、ＯＨ-１観測ヘリコプタなどを受注しました。また、民需製品では、ボーイング社向けＢ777・Ｂ767旅客機分担製造品などの受注が増加したため、受注高は2,292億円と前年度をわずかに上回りました。

　　売上高は、防衛庁向けの対戦車ミサイルの納入が減少したものの、次期固定翼哨戒機・次期輸送機開発プロジェクトの売上が増加し、民需製品ではボーイング社向け旅客機分担製造品の納入が大きく増加しましたので、全体では2,185億円と前年度をかなり上回りました。

　　営業利益は、売上高の増加に伴い前年度から36億円増加し、97億円となりました。

ガスタービン・機械部門では、防衛庁向けのヘリコプタ用エンジンを受注し、内外の顧客向けに中小型ガスタービン発電設備、舶用蒸気タービン主機関を受注したほか、Ｖ2500・トレント等の民需航空機用エンジン分担製造品を受注しました。民需航空機用エンジン分担製造品の受注が増加したので、受注高は1,880億円と前年度をかなり上回りました。

　　売上高は、天然ガス圧送設備などの空力機械の納入が減少したものの、舶用蒸気タービン主機関、民需航空機用エンジン分担製造品の納入が増加したので、1,614億円と前年度をかなり上回りました。

　　営業利益は、売上高の増加や新型ガスタービン初期コストの負担減少等により前年度から41億円増加し、68億円となりました。

　　プラント・環境・鉄構部門では、国内においてＬＮＧ基地などを、海外においてはサウジアラビア向け発電設備用排煙脱硫装置などを受注したものの、選別受注を徹底したことなどにより、受注高は973億円と前年度を大幅に下回りました。

　　売上高は、国内において都市ごみ焼却設備、風力発電設備、ＬＰＧタンクなどを納入し、海外において製鋼設備など各種プラントを納入しましたが、大口案件が減少したことから、1,645億円と前年度をかなり下回りました。

　　営業損益は、国内環境プラント工事で受注工事損失引当金を計上しましたが、プラント事業の損失が減少したことなどにより、前年度から59億円改善し、84億円の損失となりました。

　　汎用機部門では、北米・欧州向け二輪車の販売増に加え、国内向けの産業用ロボットの売上も増加したため、売上高は3,669億円と前年度を上回りました。

　　営業利益は、前年度から31億円増加し、198億円となりました。

　　その他の事業では、売上高は、中国向けが引き続き好調な油圧機器事業が高水準で推移したことから、1,330億円と前年度をわずかに上回りました。

　　営業利益は、前年度から18億円増加し、67億円となりました。

（当連結会計年度における部門別受注高・売上高・営業損益）

部　　　　　　　門	受　注　高		売　上　高		営　業　損　益	
	金　　額	対前年度比増減	金　　額	対前年度比増減	金　　額	対前年度比増減
	億円	億円	億円	億円	億円	億円
船　舶　部　門	1,283	△275	1,096	226	△ 17	△ 27
車　両　部　門	2,031	247	1,683	△ 34	88	10
航　空　宇　宙　部　門	2,292	145	2,185	302	97	36
ガスタービン・機械部門	1,880	253	1,614	200	68	41
プラント・環境・鉄構部門	973	△290	1,645	△265	△ 84	59
汎　用　機　部　門	3,669	285	3,669	285	198	31
そ　　の　　他	1,385	131	1,330	93	67	18
合　　　　　計	13,516	497	13,224	808	417	170

(注) 1.　売上高は、外部顧客に対するものを記載しております。
　　　2.　営業損益の部門間精算額は「その他」に含めて表示しております。
　　　3.　汎用機部門については、売上高をもって受注高としております。

(3) 企業集団の設備投資の状況

　　当連結会計年度は、新機種・新製品対応のための設備や生産合理化・省力化のための設備を中心に、総額417億円の設備投資を実施しました。

　　なお、当連結会計年度中に完工・取得した主な設備投資及び当連結会計年度末現在において工事中の主な設備投資は、以下のとおりであります。

　　①当連結会計年度中に完工・取得した主な設備投資
　　　航空機開発・生産設備　　　　　　　　　（航　空　宇　宙　事　業）
　　②当連結会計年度末現在において工事中の主な設備投資
　　　車両開発・生産合理化設備　　　　　　　（車　　両　　事　　業）
　　　ジェットエンジン開発・生産設備　　　　（ガ　ス　タ　ー　ビ　ン　事　業）

(4) 企業集団の資金調達の状況

　　当連結会計年度は、長期借入金246億円などの調達を行い、社債の償還、長期借入金の約定弁済、設備資金、運転資金等に充当しました。

2. 企業集団が対処すべき課題

　全般の概況で述べた環境下にあって、川崎重工グループは、安定的な収益基盤を確立し、持続的な成長を果たすために、引き続き収益力強化や事業構造の改革のための諸施策を着実に推進してまいります。

　収益力の強化という点においては、収益の源泉は技術力にあるという基本に立ち返って、技術力の強化を図り、開発力や生産技術力を向上させ、製品力を高めるとともに、コストダウンを徹底します。また、多くの製品が厳しい競争環境にさらされている中で、お客様の潜在的ニーズに的確に応え製品の非価格競争力を高めていくために、営業から企画・設計・製造・サービスなどの事業活動のあらゆる段階において、お客様にとって価値のある製品やサービスの提供を目的としたマーケティング活動を強化してまいります。

　事業構造の改革という点では、事業の選択と集中という方針の下で、それぞれの事業における将来ビジョンを明確にし、経営資源を将来性のある事業・製品分野に集中してまいります。まず中核・育成事業と位置付けている事業分野については、汎用機事業では製品競争力を高めるため、国外関連企業も含めたグローバルレベルで開発体制の強化を図るとともに、新機種を積極的に投入しており、航空宇宙事業では次期固定翼哨戒機・次期輸送機開発やボーイング787開発・生産などの大型プロジェクトを推進しております。また、車両事業においては国内市場に北米とアジアを加えた三大市場での事業運営体制の強化を図っており、ガスタービン・機械事業においては民間航空機の需要拡大に伴うジェットエンジン関連の開発・生産設備を拡充しております。一方、構造改革事業と位置付けている船舶事業、プラント・環境・鉄構事業については、抜本的な構造改革にこの数年間取り組んでおり、この一環として、環境事業は、本年10月に分社・独立することにいたしました。分社を契機として、経営のフレキシビリティを高める一方で、スリム化により事業体質を改善するとともに、コア技術を中心とした技術開発力と、コスト競争力の着実な強化を図り、将来的な発展を目指してまいります。また、鉄構事業については、なお一層のスリム化を行うとともに、播磨工場をグループ全体の大型構造物製造拠点として活用する施策を展開しており、先行して分社した船舶事業については、堅実に事業運営を行い、中国における関係会社の生産能力拡大を図ってまいります。

　昨年、鋼鉄製橋梁工事の受注に関して、当社を含む業界の多数の企業が独占禁止法違反で起訴され、公正取引委員会の審決を受けました。当グループでは二度とこうした事態を招かないために、グループを挙げて再発防止に努め、コンプライアンス（法令遵守）を一層重視した経営を行ってまいります。従来より、企業倫理に関する社内規則の整備、階層別教育の実施、各種ガイドブックの配付、各組織での法令遵守自主点検委員会の設置など、遵守すべき各種法令等の内容についての周知を図ってまいりましたが、今後ともこれをさらに徹底してまいりたいと考えております。

　川崎重工グループは、事業全般にわたって一段の収益力を強化することにより企業価値を向上させるとともに、コンプライアンスについても徹底し、信頼感のあるカワサキブランドの確立を目指していく所存でありますので、株主の皆様におかれましては、当グループのこうした方針に深いご理解をいただきまして、今後とも一層のご支援とご協力を賜りますようお願い申しあげます。

3. 企業集団及び当社の業績及び財産の状況の推移
(1) 企業集団の業績及び財産の状況の推移

区　　　　　　分	第180期	第181期	第182期	第183期 (当連結会計年度)
受　　注　　高(億円)	12,274	12,267	13,018	13,516
売　　上　　高(億円)	12,395	11,602	12,415	13,224
経　常　利　益(億円)	162	121	210	308
当　期　純　利　益(億円)	130	63	114	164
1株当たり当期純利益	9円34銭	4円37銭	7円92銭	11円20銭
総　　資　　産(億円)	11,491	11,569	11,944	12,840
純　　資　　産(億円)	1,745	1,901	2,014	2,375

　　第180期につきましては、船舶部門、車両部門及び汎用機部門を中心に売上が増加したことに加え、安定的な収益基盤確立に向けた諸施策を推進した結果、経常利益は162億円、当期純利益は130億円となりました。

　　第181期につきましては、プラント・環境・鉄構部門を中心に売上が減少したことに加え、為替レートが米ドルに対し円高で推移したことなどにより、経常利益は121億円、当期純利益は63億円となりました。

　　第182期につきましては、車両部門、汎用機部門を中心に売上高が増加したことなどにより、経常利益は210億円、当期純利益は114億円となりました。

　　第183期につきましては、前記の「企業集団の営業の経過及び成果」に記載のとおりであります。

(2) 当社の業績及び財産の状況の推移

区　　　　　分	第180期	第181期	第182期	第183期（当期）
受　　注　　高（億円）	9,153	8,158	8,707	8,768
売　　上　　高（億円）	8,947	7,825	8,762	8,459
経　常　利　益（億円）	74	107	113	233
当　期　純　利　益（億円）	60	69	79	136
1株当たり当期純利益	4円33銭	4円78銭	5円47銭	9円27銭
総　　資　　産（億円）	8,526	8,706	9,128	9,170
純　　資　　産（億円）	1,464	1,641	1,716	2,005

　第180期につきましては、安定的な収益基盤確立に向けた諸施策を推進しましたが、分社の影響により経常利益は74億円となり、当期純利益は、固定資産の売却益など59億円を特別利益に、鉄構事業の工場集約に係る事業構造改善費用など41億円を特別損失に計上した結果、60億円となりました。

　第181期につきましては、為替レートが米ドルに対し円高で推移したものの、収益改善策を推進したことから経常利益は107億円となり、当期純利益は、子会社株式の売却益など21億円を特別利益に、鉄構事業の工場集約に係る損失など18億円を特別損失に計上した結果、69億円となりました。

　第182期につきましては、引き続き収益改善策を積極的に推進するとともに、資産圧縮策を進めたため、経常利益は113億円となりました。また、当期純利益は、固定資産売却益28億円を特別利益に、プラント工事費用の清算金など31億円を特別損失に計上した結果、79億円となりました。

　第183期につきましては、汎用機部門、航空宇宙部門などで売上高が増加したことに加え、為替レートが米ドルに対し円安に推移したことなどにより経常利益は233億円となりました。また、当期純利益は、退職給付信託設定益129億円を特別利益に、航空宇宙部門の事業構造改善損失など206億円を特別損失に計上した結果、136億円となりました。

Ⅱ．会社の現況 （平成18年3月31日現在）

1．株式の状況

(1) 当社が発行する株式の総数　　　　3,360,000,000株
(2) 発行済株式総数　　　　1,557,714,707株
(注) 2010年満期ユーロ円建転換社債型新株予約権付社債及び2011年満期ユーロ円建転換社債型新株予約権付社債のそれぞれに付された新株予約権の行使により、前期末に比べ114,320,535株増加しています。
(3) 株主数　　　　144,073名
(4) 新株予約権の状況
　　現に発行している新株予約権

区　　分	2010年満期ユーロ円建転換社債型新株予約権付社債に付された新株予約権
新株予約権の数	5,868個
目的となる株式の種類及び数	普通株式 32,241,758株
新株予約権の発行価額	無償
新株予約権付社債の残高	5,868,000千円

(注) 目的となる株式の数は、新株予約権付社債の残高を、転換価額182円で除したものであります。

区　　分	2011年満期ユーロ円建転換社債型新株予約権付社債に付された新株予約権
新株予約権の数	22,635個
目的となる株式の種類及び数	普通株式 97,564,655株
新株予約権の発行価額	無償
新株予約権付社債の残高	22,635,000千円

(注) 目的となる株式の数は、新株予約権付社債の残高を、転換価額232円で除したものであります。

　　なお、上記のほか、商法の旧規定に基づいた転換社債を発行しております。

区　　分	第5回無担保転換社債	第8回無担保転換社債	第9回無担保転換社債
転換社債の残高	17,118,000千円	7,520,000千円	7,039,000千円
転換により発行する株式の種類	普通株式	普通株式	普通株式
転換により発行する株式の数	37,294,117株	12,575,250株	11,770,903株
転換価額	459円	598円	598円

(注) 転換により発行する株式の数は、それぞれ転換社債の残高を転換価額で除したものであります。

(5) 大　　　株　　　主

株　　主　　名	当社への出資状況		当社の当該株主への出資状況	
	所有株式数	持株比率	所有株式数	持株比率
	千株	％	千株	％
日本マスタートラスト信託銀行株式会社(信託口)	77,706	4.9	—	—
日本トラスティ・サービス信託銀行株式会社(信託口)	65,267	4.1	—	—
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	57,443	3.6	—	—
日 本 生 命 保 険 相 互 会 社	54,016	3.4	—	—
東 京 海 上 日 動 火 災 保 険 株 式 会 社	50,199	3.2	—	—
川 崎 重 工 業 従 業 員 持 株 会	38,498	2.4	—	—
川 崎 重 工 共 栄 会	30,058	1.9	—	—
Ｊ Ｆ Ｅ ス チ ー ル 株 式 会 社	27,634	1.7	—	—
日 本 興 亜 損 害 保 険 株 式 会 社	27,521	1.7	40	0.0
株 式 会 社 三 井 住 友 銀 行	26,828	1.7	—	—

(注) 1. みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の所有する株式については、委託者である株式会社みずほ銀行が議決権の指図権を留保しております。なお、当社は株式会社みずほ銀行のグループ持株会社である株式会社みずほフィナンシャルグループの普通株式20,857株（持株比率0.1％）を退職給付信託の信託財産に拠出しており、当社が議決権の指図権を留保しております。また、当社は株式会社みずほフィナンシャルグループの議決権のない優先株式3,000株を保有しております。

2. 当社は、東京海上日動火災保険株式会社の完全親会社である株式会社ミレアホールディングスの普通株式2,635株（持株比率0.1％）を退職給付信託の信託財産に拠出しており、当社が議決権の指図権を留保しております。

3. 当社は、ＪＦＥスチール株式会社の完全親会社であるジェイ エフ イー ホールディングス株式会社の普通株式1,029,352株（持株比率0.1％）を所有しております。また、当社はジェイ エフ イー ホールディングス株式会社の普通株式1,200,000株（持株比率0.2％）を退職給付信託の信託財産に拠出しており、当社が議決権の指図権を留保しております。

4. 当社は、株式会社三井住友銀行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式4,699株（持株比率0.0％）を退職給付信託の信託財産に拠出しており、当社が議決権の指図権を留保しております。

5. 株式会社みずほフィナンシャルグループ及び株式会社三井住友フィナンシャルグループに対する当社の出資状況の持株比率については、両社の発行する議決権のない優先株式を除いて算出しております。

(6) 自己株式の取得、処分及び保有
　①取得株式
　　　普 通 株 式　　　　　　　179,770株
　　　取得価額の総額　　　　　　 53,573千円
　②処分株式
　　　普 通 株 式　　　　　　1,006,826株
　　　処分価額の総額　　　　　 185,261千円
（注）　当該処分株式のうち、普通株式994,288株（処分価額の総額181,252千円）については、
　　　2010年満期ユーロ円建転換社債型新株予約権付社債及び2011年満期ユーロ円建転換社債型
　　　新株予約権付社債のそれぞれに付された新株予約権の行使に伴い処分したものです。
　③決算期における保有株式
　　　普 通 株 式　　　　　　　113,212株

2.　主要な借入先

借　　入　　先	借　入　残　高			当社株式の所有数
	長　期	短　期	合　計	
	億円	億円	億円	千株
株式会社みずほコーポレート銀行	30	260	290	1,764
株 式 会 社 三 井 住 友 銀 行	69	95	165	26,828
国 際 協 力 銀 行	121	—	121	—
日 本 生 命 保 険 相 互 会 社	87	—	87	54,016
株式会社三菱東京ＵＦＪ銀行	—	62	62	—

3.　重要な企業結合の状況
(1)　企業結合の経過
　　　当連結会計年度においては、連結子法人等は３社減少し、下記(2)に掲げる重要な子法人
　　等18社を含め96社となりました。また、持分法適用会社は３社増加し19社となりました。
　　　なお、重要な子法人等のうち、カワサキプラントシステムズ株式会社は平成17年４月１
　　日をもって、当社プラント事業を会社分割により承継しました。また、持分法適用会社の
　　うち、株式会社アーステクニカは平成17年４月１日をもって、当社破砕機事業を会社分割
　　により承継しました。

(2) 重要な子法人等

会　社　名	資　本　金	当社持株比率	事　業　内　容
株式会社川崎造船	10,000百万円	100%	船舶、艦艇、海洋機器、その他輸送機器及びそれらの設備、部品の設計、製造、販売並びに修理等
カワサキプラントシステムズ株式会社	5,000百万円	100%	各種プラント、設備の設計・製作・据付・保守、3D-CAD配管設計、制御ソフトウェアの設計・製作
川重商事株式会社	600百万円	70%	各種産業用機械類、石油、鋼材、空調機器等の販売
株式会社カワサキマシンシステムズ	743百万円	100%	建設機械、汎用ガスタービン、産業用ロボット、その他産業機械・部品の販売・修理
株式会社カワサキプレシジョンマシナリ	3,000百万円	100%	油圧機器・装置、機電製品、制御システムの設計、製造、販売、アフターサービス、メンテナンス
日本飛行機株式会社	6,048百万円	100%	航空機の製造、整備及び改造、ロケット部分品及び宇宙機器の製造、標的システムの製造、非破壊検査システム・工業用ファン等の製造
川重冷熱工業株式会社	1,460百万円	83%	ボイラ、空調機器、吸収式ヒートポンプ等の製造・販売・据付工事・アフターサービス
株式会社カワサキモータースジャパン	560百万円	100%	二輪車、ジェットスキーの国内総販売元
株式会社カワサキライフコーポレーション	400百万円	100%	不動産の売買・賃貸、ビル管理、保険代理業、リース・ローン業、ゴルフ場の経営
Canadian Kawasaki Motors Inc.	2百万カナダドル	100%	カナダにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売
Kawasaki　Motors Corp., U.S.A.	65百万米ドル	100%	アメリカにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売
Kawasaki Motors Manufacturing Corp., U.S.A.	70百万米ドル	100%	アメリカにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジン、鉄道車両、産業用ロボットの製造
Kawasaki Rail Car,Inc.	60百万米ドル	(注)1	鉄道車両・関連製品の製造・アフターサービス、各種エンジニアリング業務
Kawasaki Construction Machinery Corp. of America	8百万米ドル	(注)2	アメリカにおける建設機械及び同関連製品の製造・販売・アフターサービス

（次ページにつづく）

会　社　名	資　本　金	当社持株比率	事　業　内　容
Kawasaki Robotics (USA), Inc.	1百万米ドル	(注) 2	北米におけるロボットの販売
Kawasaki Motors Europe N.V.	14百万ユーロ	100%	欧州における二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売統括
Kawasaki Motors Enterprise (Thailand) Co.,Ltd.	1,900百万バーツ	92%	タイにおける二輪車の製造・販売
P.T. Kawasaki Motor Indonesia	20百万米ドル	58%	インドネシアにおける二輪車の製造・販売

(注) 1. Kawasaki Rail Car, Inc. は、Kawasaki Motors Manufacturing Corp., U.S.A. の完全子会社であります。

2. Kawasaki Construction Machinery Corp. of America 及び Kawasaki Robotics (USA), Inc. は、Kawasaki Motors Corp., U.S.A. の完全子会社であります。

当年度から、重要な子法人等に、株式会社カワサキライフコーポレーション及びCanadian Kawasaki Motors Inc. を加え、大阪動力工業株式会社及びKawasaki Motors (Phils.) Corporation を除外しました。

(3) 企業結合の成果

当連結会計年度の連結売上高は1兆3,224億円と、前年度に比べ808億円（6.5%）増加し、連結当期純利益は164億円となりました。

4. 企業集団の主要な営業所及び工場
(1) 当　社

		名　称　及　び　所　在　地
主要な営業所	本　社	神戸本社(神戸市)、東京本社(東京都港区)以上2か所
	支　社	北海道支社(札幌市)、中部支社(名古屋市)、関西支社(大阪市)、中国支社(広島市)、四国支社(高松市)、九州支社(福岡市)以上6か所
	営　業　所	東北営業所(仙台市)、沖縄営業所(那覇市)以上2か所
	海外事務所	ソウル(韓国)、北京、上海(以上中国)、台北(台湾)、バンコク(タイ)、クアラルンプール(マレーシア)、ジャカルタ(インドネシア)以上7か所
工　場　等		岐阜工場(各務原市)、名古屋第一工場、名古屋第二工場(以上愛知県海部郡)、神戸工場、兵庫工場、西神工場(以上神戸市)、明石工場(明石市)、播州工場、播磨工場(以上兵庫県加古郡)、東京設計事務所(東京都江東区)、技術研究所(明石市)以上11か所

(注) 平成18年4月1日付けで中国支社を中国営業所に変更し、四国支社を廃止しました。また、平成18年4月1日付けで加古川工場（加古川市）を新たに開設しました。

(2) 重要な子法人等

①国内

会　社　名	主要な営業所所在地	工　場　所　在　地
株　式　会　社　川　崎　造　船	神戸市	神戸市、坂出市
カワサキプラントシステムズ株式会社	神戸市、東京都江東区	―
川　重　商　事　株　式　会　社	神戸市、東京都江東区	―
株式会社カワサキマシンシステムズ	大阪市	―
株式会社カワサキプレシジョンマシナリ	神戸市	神戸市
日　本　飛　行　機　株　式　会　社	横浜市	横浜市、大和市
川　重　冷　熱　工　業　株　式　会　社	草津市、大阪市、東京都江東区	草津市
株式会社カワサキモータースジャパン	明石市	―
株式会社カワサキライフコーポレーション	神戸市	―

②国外

会　社　名	所　在　地
Canadian Kawasaki Motors Inc.	カナダ
Kawasaki Motors Corp., U.S.A.	アメリカ
Kawasaki Motors Manufacturing Corp., U.S.A.	アメリカ
Kawasaki Rail Car, Inc.	アメリカ
Kawasaki Construction Machinery Corp. of America	アメリカ
Kawasaki Robotics (USA), Inc.	アメリカ
Kawasaki Motors Europe N.V.	オランダ
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	タイ
P.T. Kawasaki Motor Indonesia	インドネシア

5. 企業集団の主要な事業内容

部 門	主 要 事 業
船 舶 部 門	船舶等の製造・販売
車 両 部 門	鉄道車両、土木建設機械、除雪機械等の製造・販売
航 空 宇 宙 部 門	航空機等の製造・販売
ガスタービン・機 械 部 門	ジェットエンジン、汎用ガスタービン、原動機等の製造・販売
プラント・環境・鉄構部門	産業機械、ボイラ、環境装置、鋼構造物等の製造・販売
汎 用 機 部 門	二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売
そ の 他	油圧機器等の製造・販売、商業、福利施設の管理等

6. 企業集団及び当社の従業員の状況

（1）企業集団の従業員の状況

	従 業 員 数（名）	前年度末比増減数（名）
国 内	22,663	△407
海 外	6,259	647
合 計	28,922	240

（2）当社の従業員の状況

従 業 員 数（名）	平 均 年 齢（歳）	平 均 勤 続 年 数（年）
9,909	42.8	21.2

（注） 従業員数は前年度末比670名減少しました。

7. 取締役及び監査役

地　位	氏　名	担 当 又 は 主 な 職 業
※ 取 締 役 会 長	田　﨑　雅　元	
※ 取 締 役 社 長	大　橋　忠　晴	
※ 取 締 役 副 社 長	寺　﨑　正　俊	社長補佐、本社管理部門統括（除く監査部）
※ 常 務 取 締 役	森　田　進　一	汎用機カンパニープレジデント
※ 常 務 取 締 役	吉　野　　　隆	ガスタービン・機械カンパニープレジデント
※ 常 務 取 締 役	松　﨑　　　昭	技術開発本部長
※ 常 務 取 締 役	元　山　近　思	航空宇宙カンパニープレジデント
○※ 常 務 取 締 役	野　口　二　郎	経営企画部長
○※ 常 務 取 締 役	瀬　川　雅　司	車両カンパニープレジデント
監 査 役	上　田　忠　男	（常勤）
○ 監 査 役	田　上　　　朗	（常勤）
監 査 役	川　本　　　洋	
○ 監 査 役	土　井　憲　三	弁護士

（注）
1. ※印は、代表取締役を示します。
2. 監査役　川本　洋及び土井憲三の両氏は、旧「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。
3. ○印は、平成17年6月28日開催の第182期定時株主総会において、新たに就任した取締役及び監査役を示します。
4. 当期中に、第182期定時株主総会終結の時をもって、取締役　西村　正、佐伯武彦、前田卓也及び田所修一の各氏並びに監査役　和田義次、前田　貢の両氏が退任しました。
5. 平成18年4月1日付けで取締役の地位が変更となり、常務取締役（代表取締役）森田進一氏は取締役となりました。

6. 平成18年4月1日付けの業務執行体制は次のとおりとなりました。

地　　　位	氏　　　名	担　当　又　は　主　な　職　業
社　　　　　長	大　橋　忠　晴	
副　社　長	寺　崎　正　俊	社長補佐、本社管理部門統括(除く監査部)
常　　　務	吉　野　　　隆	ガスタービン・機械カンパニープレジデント
常　　　務	松　﨑　　　昭	技術開発本部長
常　　　務	元　山　近　思	航空宇宙カンパニープレジデント
常　　　務	野　口　二　郎	経営企画部長
常　　　務	瀬　川　雅　司	車両カンパニープレジデント
執　行　役　員	浜　田　　　滋	営業推進本部関西支社長
執　行　役　員	三　原　修　二	人事労政部長
執　行　役　員	鶴　谷　将　俊	社長特命事項(Kawasaki Motors Europe N.V.担当)
執　行　役　員	田　中　德　夫	会長・社長特命事項
執　行　役　員	糸　賀　興　右	技術開発本部システム技術開発センター長
執　行　役　員	天　江　文　昭	汎用機カンパニーバイスプレジデント兼生産本部長
執　行　役　員	三　嶋　和　彦	車両カンパニーバイスプレジデント(建設機械担当)兼建設機械ビジネスセンター長
執　行　役　員	大　山　正　俊	技術開発本部副本部長兼技術研究所長
執　行　役　員	丹　波　晨　一	汎用機カンパニープレジデント
執　行　役　員	能　勢　修　一	車両カンパニー大型構造物ビジネスセンター長
執　行　役　員	中　野　民　雄	ガスタービン・機械カンパニーバイスプレジデント兼機械ビジネスセンター長
執　行　役　員	堀　川　英　嗣	航空宇宙カンパニーバイスプレジデント兼技術本部長
執　行　役　員	服　部　　　晃	車両カンパニーバイスプレジデント(車両担当)
執　行　役　員	長　谷　川　聰	ガスタービン・機械カンパニーバイスプレジデント兼ガスタービンビジネスセンター長
執　行　役　員	浅　野　雄　一	ガスタービン・機械カンパニーバイスプレジデント(生産・コストダウン担当)兼機械ビジネスセンター工場総括部長
執　行　役　員	鈴　木　伸　一	航空宇宙カンパニーバイスプレジデント兼営業本部長
執　行　役　員	山　口　　　徹	社長特命事項(株式会社カワサキマシンシステムズ担当)
執　行　役　員	村　山　　　滋	航空宇宙カンパニーバイスプレジデント(次期大型機プロジェクト担当)
執　行　役　員	髙　尾　光　俊	財務経理部長
執　行　役　員	木　野　内　総　介	汎用機カンパニー技術本部長
執　行　役　員	河　村　義　雄	汎用機カンパニー購買総括部長
執　行　役　員	松　岡　京　平	車両カンパニー企画本部長
執　行　役　員	山　下　清　司	営業推進本部長
執　行　役　員	菅　原　健　史	汎用機カンパニー企画本部長

(注) 1. 平成18年5月1日付けで、執行役員 村山　滋氏の担当を、「航空宇宙カンパニーバイスプレジデント(次期大型機プロジェクト担当、生産担当)」に変更しました。
　　　2. 平成18年5月31日付けで、執行役員 鶴谷将俊氏は退任しました。

8. 会計監査人に支払うべき報酬等の額
(1) 当社及び当社の子法人等が会計監査人に支払うべき報酬等の合計額

147百万円

(2) 上記(1)の合計額のうち、公認会計士法第2条第1項の業務（監査証明業務）の対価として当社及び当社の子法人等が会計監査人に支払うべき報酬等の合計額

147百万円

(3) 上記(2)の合計額のうち、当社が会計監査人に支払うべき会計監査人としての報酬等の額

57百万円

(注) 当社と会計監査人との間の監査契約において、旧「株式会社の監査等に関する商法の特例に関する法律」に基づく監査と証券取引法に基づく監査の監査報酬の額を区分しておらず、実質的に区分できないため、(3)の金額にはこれらの合計額を記載しております。

- -

(注) 本営業報告書中の記載金額は表示単位未満の端数を切捨てております。

貸 借 対 照 表
（平成18年3月31日現在）

（単位　百万円）

科　　　目	金　額	科　　　目	金　額
資　産　の　部		**負　債　の　部**	
流　動　資　産	630,321	流　動　負　債	547,704
現　金　預　金	24,578	支　払　手　形	30,585
受　取　手　形	1,631	買　掛　金	275,694
売　掛　金	305,372	短　期　借　入　金	67,749
原材料及び貯蔵品	27,830	長期借入金(返済1年以内)	17,261
仕　掛　品	197,340	社債（償還1年以内）	10,000
前　渡　金	18,999	転換社債(償還1年以内)	17,118
前　払　費　用	292	設　備　支　払　手　形	741
繰　延　税　金　資　産	17,180	未　払　金	10,855
短　期　貸　付　金	25,538	未　払　費　用	20,081
未　収　収　益	9,318	未　払　法　人　税　等	12,373
未　収　金	86	前　受　金	53,457
その他	2,825	預　り　金	2,411
貸　倒　引　当　金	△ 672	前　受　収　益	19
		賞　与　引　当　金	8,290
固　定　資　産	286,750	保　証　工　事　引　当　金	1,440
有　形　固　定　資　産	130,830	受　注　工　事　損　失　引　当　金	7,209
建　物	40,214	事　業　構　造　改　善　損　失　引　当　金	8,085
構　築　物	8,606	その他	4,328
機　械　装　置	27,870	固　定　負　債	168,808
船　舶　機　具	2	社　債	60,000
航　空　機	407	転　換　社　債	14,559
車　両　運　搬　具	414	新　株　予　約　権　付　社　債	28,503
工　具　器　具　備　品	11,805	長　期　借　入　金	42,900
土　地	36,369	長　期　未　払　金	772
建　設　仮　勘　定	5,139	退　職　給　付　引　当　金	22,068
無　形　固　定　資　産	9,459	その他	5
ソ　フ　ト　ウ　ェ　ア	4,572	負　債　合　計	716,513
製　造　権	1,225	**資　本　の　部**	
施　実　他	3,661	資　本　金	92,084
投資その他の資産	146,460	資　本　剰　余　金	39,910
投　資　有　価　証　券	43,094	資　本　準　備　金	39,861
関　係　会　社　株　式	82,264	その他資本剰余金	48
関　係　会　社　出　資　金	1,537	自　己　株　式　処　分　差　益	48
長　期　貸　付　金	4,426	利　益　剰　余　金	55,598
繰　延　税　金　資　産	11,071	任　意　積　立　金	7,606
その他	6,851	特　別　償　却　積　立　金	735
貸　倒　引　当　金	△ 2,786	固　定　資　産　圧　縮　積　立　金	6,775
		固定資産圧縮特別勘定積立金	95
		当　期　未　処　分　利　益	47,992
		株　式　等　評　価　差　額　金	12,993
		自　己　株　式	△ 28
		資　本　合　計	200,558
資　産　合　計	917,072	負　債・資　本　合　計	917,072

損 益 計 算 書

(平成17年4月1日から)
(平成18年3月31日まで)

(単位　百万円)

科目		金額
経 常 損 益 の 部		
営 業 損 益 の 部		
売 上 高		845,957
売 上 原 価		768,191
販 売 費 及 び 一 般 管 理 費		47,621
営 業 利 益		30,144
営 業 外 損 益 の 部		
営 業 外 収 益		11,715
受 取 利 息	834	
受 取 配 当 金	6,944	
有 価 証 券 売 却 益	2,578	
そ の 他	1,356	
営 業 外 費 用		18,488
支 払 利 息	1,384	
社 債 利 息	1,871	
為 替 差 損	9,924	
そ の 他	5,308	
経 常 利 益		23,371
特 別 損 益 の 部		
特 別 利 益		12,901
退 職 給 付 信 託 設 定 益	12,901	
特 別 損 失		20,626
事 業 構 造 改 善 損 失	17,084	
土 壌 汚 染 対 策 費 用	1,053	
関 係 会 社 株 式 等 評 価 損	936	
固 定 資 産 減 損 損 失	821	
独 禁 法 違 反 に 係 る 損 失	730	
税 引 前 当 期 純 利 益		15,645
法 人 税 、 住 民 税 及 び 事 業 税	13,869	
法 人 税 等 調 整 額	△11,849	
差 引		2,020
当 期 純 利 益		13,625
前 期 繰 越 利 益		34,366
当 期 未 処 分 利 益		47,992

（重要な会計方針）
1. 有価証券の評価方法は以下による。
    (1) 子会社及び関連会社株式
        移動平均法による原価法
    (2) その他有価証券
        ・時価のあるもの……決算期末日の市場価格等に基づく時価法
        なお、評価差額の処理は全部資本直入法を適用し、評価差額の合計額から税効果額
        を控除した後の金額を資本の部に「株式等評価差額金」として表示している。
        また、売却原価は移動平均法により算定している。
        ・時価のないもの……移動平均法による原価法
        なお、売買目的有価証券ならびに満期保有目的債券については保有していない。
2. たな卸資産は、個別法及び移動平均法による原価法により評価している。
3. デリバティブの評価方法は、時価法によっている。
4. 有形固定資産の減価償却の方法は、定率法によっている。但し、平成10年4月1日以降
   に取得した建物（建物附属設備を除く）については、定額法を採用している。
5. 無形固定資産の減価償却の方法は、定額法によっている。なお、ソフトウェア（自社利
   用分）については、社内における利用可能期間（5年）に基づく定額法によっている。
6. 外貨建の資産または負債の本邦通貨への換算基準は、改訂後の外貨建取引等会計処理基
   準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10
   月22日））によっている。
   なお、外貨建金銭債権債務は決算日の直物為替相場により円換算し換算差額は損益とし
   て処理している。
7. 引当金の計上基準
    (1) 貸倒引当金は、債権の貸倒による損失に備えるため、一般債権については過去の貸倒
        実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別
        に回収可能性を検討した必要額を計上している。
    (2) 賞与引当金は、当社の期末手当支給規程に基づき従業員に支給する期末手当に充てる
        ため、支給見込額に基づき計上している。
    (3) 受注工事損失引当金は、期末の未引渡工事のうち、将来、大幅な損失が発生すると見
        込まれ、かつ、期末時点で当該工事損失額を合理的に見積もることが可能な工事につ
        いて、翌期以降の損失見積額を計上している。なお、この引当金は商法施行規則第43
        条に規定する引当金である。
    (4) 保証工事引当金は、保証工事費用の支出に備え、過去の実績または個別の見積りに基
        づき計上している。
    (5) 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務お
        よび年金資産（退職給付信託）の見込額に基づき当期末において発生していると認め
        られる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理し
        ている。また、数理計算上の差異は、10年による定額法により翌期から費用処理し、
        過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定
        額法により費用処理している。なお、退職給付引当金のうち、相殺表示されている退
        職給付信託における年金資産額は44,338百万円（株式信託拠出時の時価）である。
    (6) 事業構造改善損失引当金は、エンブラエル社（ブラジル）と共同開発した旅客機
        （EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本
        合意に達したことに伴い発生が見込まれる損失の見積額を計上している。

8. ヘッジ会計の方針
   　　　繰延ヘッジ会計を適用しており、デリバティブ取引等ヘッジ手段を時価評価したことによる評価損益ならびに評価差額金については、ヘッジ対象に係る損益が認識されるまで資産または負債として繰り延べている。
9. 請負工事に係る収益の計上は、長期・大型の請負工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。なお、引渡し受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事については、いずれも見積り計上を行っている。
10. 消費税および地方消費税の会計処理は、税抜方式によっている。

（会計方針の変更）
（固定資産の減損に係る会計基準）
　　　当営業年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用している。この変更は、同会計基準が当営業年度から適用されたことに伴うものである。
　　　これにより税引前当期純利益が821百万円減少している。
　　　なお、減損損失累計額については、当該各資産の金額から直接控除している。

注記事項
（貸借対照表関係）
1. 記載金額は表示単位未満の端数を切捨てている。
2. 有形固定資産の減価償却累計額　　　　　　　　　344,978百万円
3. 貸借対照表に計上した固定資産のほか、リースにより使用している重要な固定資産として、NC（数値制御）工作機械がある。
4. 関係会社に対する金銭債権債務
   　　短期金銭債権　　　　　　　　　　　　　　164,304百万円
   　　長期金銭債権　　　　　　　　　　　　　　　5,087百万円
   　　短期金銭債務　　　　　　　　　　　　　　 67,722百万円
5. 担保に供している資産
   　　有形固定資産　　　　　　　　　　　　　　　　683百万円
6. 時価を付したことにより増加した純資産額　　　 12,993百万円
   （商法施行規則第124条第3号）
7. 保証債務　　　　　　　　　　　　　　　　　　 45,990百万円

（損益計算書関係）
 1. 記載金額は表示単位未満の端数を切捨てている。
 2. 関係会社との取引高

売上高	353,606百万円
仕入高	150,306百万円
営業取引以外の取引高	12,709百万円

 3. 退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。
 4. 固定資産減損損失
　　（1）減損損失を認識した資産グループの概要

用　　途	場　　　所	種　　類
賃貸用資産	東京都千代田区	土地
遊休資産	神戸市中央区他	土地等

　　（2）資産のグルーピングの方法
　　　　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取り扱っている。
　　（3）減損損失の認識に至った経緯
　　　　一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。
　　（4）回収可能価額の算定方法
　　　　回収可能価額は正味売却価額により測定しており、固定資産税評価額により評価している。
　　（5）減損損失の金額
　　　　減損処理額821百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。

土地	807百万円
建物等	13
計	821

 5. 関係会社株式等評価損は、川重工事㈱及び上海中遠川崎重工鋼結構有限公司に対するものである。
 6. 独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の課徴金納付命令に基づく課徴金等である。
 7. 事業構造改善損失は、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失であり、移管費用の当社負担額、仕掛品評価損失及び清算を予定している現地製造会社Kawasaki Aeronautica Do Brasil Industria Ltda.に係る損失である。

移管費用当社負担額	6,977 (6,977)百万円
仕掛品評価損失	6,258 (　―）
子会社清算損失	3,848 (1,107)
計	17,084 (8,085)

　　（注）　括弧内は事業構造改善損失引当金繰入額である。
 8. 土壌汚染対策費用は、旧八千代工場内の土壌汚染に関するものである。
 9. 1株当たりの当期純利益　　　　　　　　　　　　　9.27円

利 益 処 分 案

	円
当 期 未 処 分 利 益	47,992,367,678
特 別 償 却 積 立 金 戻 入 額	222,452,662
固 定 資 産 圧 縮 積 立 金 戻 入 額	186,963,308
固定資産圧縮特別勘定積立金戻入額	95,587,140
計	48,497,370,788
これを次のとおり処分します。	
配 当 金（1 株 に つ き 3 円）	4,672,804,485
特 別 償 却 積 立 金	131,682,984
固 定 資 産 圧 縮 積 立 金	540,949,387
次 期 繰 越 利 益	43,151,933,932

連 結 貸 借 対 照 表

（平成18年3月31日現在）

（単位　百万円）

科　目	金　額	科　目	金　額
資 産 の 部		負 債 の 部	
流 動 資 産	915,899	流 動 負 債	802,659
現 金 及 び 預 金	37,650	支 払 手 形 及 び 買 掛 金	409,942
受 取 手 形 及 び 売 掛 金	422,551	短 期 借 入 金	133,627
た な 卸 資 産	383,016	未 払 法 人 税 等	19,977
繰 延 税 金 資 産	32,398	繰 延 税 金 負 債	111
そ　の　他	44,111	賞 与 引 当 金	15,198
貸 倒 引 当 金	△ 3,829	保 証 工 事 引 当 金	4,200
		受 注 工 事 損 失 引 当 金	12,612
固 定 資 産	368,186	事業構造改善損失引当金	9,557
有 形 固 定 資 産	246,219	そ　の　他	197,431
建 物 及 び 構 築 物	92,674	前 受 金	98,589
機 械 装 置 及 び 運 搬 具	59,982	1 年 内 償 還 社 債	29,118
土　地	65,732	そ　の　他	69,723
建 設 仮 勘 定	9,375	固 定 負 債	238,330
そ　の　他	18,455	社 債	103,062
無 形 固 定 資 産	15,795	長 期 借 入 金	53,994
投資その他の資産	106,171	繰 延 税 金 負 債	3,732
投 資 有 価 証 券	56,423	退 職 給 付 引 当 金	69,113
長 期 貸 付 金	1,421	そ　の　他	8,427
繰 延 税 金 資 産	28,185	負 債 合 計	1,040,989
そ　の　他	24,004	少 数 株 主 持 分	5,507
貸 倒 引 当 金	△ 3,865	資 本 の 部	
		資 本 金	92,084
		資 本 剰 余 金	42,094
		利 益 剰 余 金	100,775
		株式等評価差額金	14,097
		為替換算調整勘定	△11,426
		自 己 株 式	△ 38
		資 本 合 計	237,588
資 産 合 計	1,284,085	負債、少数株主持分及 び 資 本 合 計	1,284,085

連結損益計算書

(平成17年4月1日から)
(平成18年3月31日まで)

(単位　百万円)

経 常 損 益 の 部			
営 業 損 益 の 部			
売　　上　　高			1,322,487
売　上　原　価			1,148,547
販 売 費 及 び 一 般 管 理 費			132,145
営　業　利　益			41,794
営 業 外 損 益 の 部			
営　業　外　収　益			11,119
受　取　利　息		2,218	
受　取　配　当　金		1,006	
有 価 証 券 売 却 益		4,379	
そ　の　他		3,514	
営　業　外　費　用			22,029
支　払　利　息		5,377	
為　替　差　損		8,901	
持 分 法 に よ る 投 資 損		196	
そ　の　他		7,553	
経　常　利　益			30,885
特 別 損 益 の 部			
特　別　利　益			13,177
退 職 給 付 信 託 設 定 益		12,901	
子 会 社 株 式 売 却 益		276	
特　別　損　失			20,762
事 業 構 造 改 善 損 失		15,815	
固 定 資 産 減 損 損 失		3,007	
土 壌 汚 染 対 策 費 用		1,053	
独 禁 法 違 反 に 係 る 損 失		730	
子 会 社 株 式 売 却 損		155	
税 金 等 調 整 前 当 期 純 利 益			23,300
法 人 税 、 住 民 税 及 び 事 業 税			24,147
法 人 税 等 調 整 額			△17,842
少 数 株 主 利 益			528
当　期　純　利　益			16,467

連結計算書類作成のための基本となる重要な事項
1. 連結の範囲に関する事項
  (1) 連結子法人等の数及び主要な連結子法人等の名称
      計96社
      (国内) ㈱川崎造船、カワサキプラントシステムズ㈱、川重商事㈱、㈱カワサキマシン
            システムズ、㈱カワサキプレシジョンマシナリ、日本飛行機㈱、川重冷熱工業
            ㈱、㈱カワサキモータースジャパン、㈱カワサキライフコーポレーション
      (海外) Canadian Kawasaki Motors Inc.、Kawasaki Motors Corp., U.S.A.、Kawasaki
            Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki
            Construction Machinery Corp. of America、Kawasaki Robotics (USA),
            Inc. 、Kawasaki Motors Europe N.V. 、Kawasaki Motors Enterprise
            (Thailand) Co., Ltd.、P.T. Kawasaki Motor Indonesia
  (2) 主要な非連結子法人等
      大動プラントサービス㈱ (休眠中)
      非連結子法人等はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結
      計算書類に与える影響が重要でないため、連結の範囲から除いている。
2. 持分法の適用に関する事項
  (1) 持分法を適用した非連結子法人等及び関連会社の数及び主要な会社等の名称
      計19社
      非連結子法人等　一社
      関連会社　　　　19社　川崎設備工業㈱、川重防災工業㈱
  (2) 持分法を適用しない非連結子法人等及び関連会社のうち主要な会社等の名称
      非連結子法人等　大動プラントサービス㈱ (休眠中)
      関連会社　　　　民間航空機㈱、朝日アルミニウム㈱
      これらの関係会社については、損益及び利益剰余金等の観点からみて連結計算書類に
      与える影響が重要でないため持分法を適用していない。
3. 重要な会計方針
  (1) 資産の評価基準および評価方法
    ① 有価証券
       満期保有目的債券
         主として償却原価法により評価している。
       その他有価証券
       ・時価のあるもの
         決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理
         し、売却原価は主として移動平均法により算定）により評価している。
       ・時価のないもの
         主として移動平均法による原価法により評価している。
         なお、売買目的有価証券については保有していない。

② たな卸資産

主として個別法、移動平均法及び先入先出法による原価法により評価している。

③ デリバティブ取引により生ずる正味の債権債務

時価法により評価している。

(2) 固定資産の減価償却の方法

① 有形固定資産

主として定率法により償却している。ただし、平成10年4月1日以降取得した建物（建物附属設備を除く）については、定額法により償却している。

② 無形固定資産

定額法により償却している。なお、ソフトウェア（自社利用分）については、社内における利用可能期間（主として5年）に基づく定額法により償却している。

(3) 引当金の計上の方法

① 貸倒引当金

債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

② 賞与引当金

従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

③ 保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。

④ 受注工事損失引当金

当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。

⑤ 事業構造改善損失引当金

エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失の見積額を計上している。

⑥ 退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部の連結子法人等を除き10年による按分額を費用処理している。

また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

(4) 収益の計上基準

　　　長期大型の工事（主として工期１年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。
　　　なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事については、いずれも見積り計上を行っている。

(5) 連結子法人等の資産及び負債の評価の方法

　　　連結子法人等の資産及び負債の評価については、全面時価評価法を採用している。

(6) 連結調整勘定の償却の方法

　　　連結調整勘定の償却については、発生日以後５年間の均等償却を行っている。但し、金額的重要性に乏しいものについては、当該連結会計年度において一括償却している。

4. 会計方針の変更

　　当連結会計年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用している。この変更は、同会計基準が当連結会計年度から適用されたことに伴うものである。
　　これにより税金等調整前当期純利益が3,007百万円減少している。
　　なお、減損損失累計額については、当該各資産の金額から直接控除している。

注記事項

（連結貸借対照表関係）

1. 記載金額は表示単位未満の端数を切捨てている。
2. 受取手形割引高　　　　　　　　　　　　　　　　84百万円
3. 有形固定資産に対する減価償却累計額　　547,706百万円
4. 保証債務　　　　　　　　　　　　　　　　23,903百万円
5. 担保に提供している資産
　　建物及び構築物　　　　　　　　　　　　3,416百万円
　　土地　　　　　　　　　　　　　　　　　2,279百万円
　　投資有価証券　　　　　　　　　　　　　　302百万円
　　その他　　　　　　　　　　　　　　　　　15百万円

（連結損益計算書関係）

1. 記載金額は表示単位未満の端数を切捨てている。
2. 退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。
3. 子会社株式売却益は、㈱エコ・マイニングの売却によるものである。

4. 事業構造改善損失は、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失であり、移管費用の当社負担額、たな卸資産の評価損失及び清算を予定している現地製造会社Kawasaki Aeronautica Do Brasil Industria Ltda.に係る損失である。

移管費用当社負担額	6,977 (6,977)	百万円
たな卸資産評価損失	6,258 (―)	
子会社清算損失	2,579 (2,579)	
計	15,815 (9,557)	

　　（注）　括弧内は事業構造改善損失引当金繰入額である。

5. 固定資産減損損失
　(1) 減損損失を認識した資産グループの概要

用　　途	場　　所	種　類
ゴルフ場用資産	北海道苫小牧市	コース施設、建物等
遊休資産	神戸市中央区他	土地等

　(2) 資産のグルーピングの方法
　　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取り扱っている。
　(3) 減損損失の認識に至った経緯
　　一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。
　(4) 回収可能価額の算定方法
　　回収可能価額は正味売却価額により測定しており、不動産鑑定評価額、固定資産税評価額により評価している。
　(5) 減損損失の金額
　　減損処理額3,007百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。

土地	617百万円
コース施設	1,085
建物等	1,304
計	3,007

6. 土壌汚染対策費用は、旧八千代工場内の土壌汚染に関するものである。

7. 独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の課徴金納付命令に基づく課徴金等である。

8. 子会社株式売却損は、日飛電子精機㈱の売却によるものである。

9. 1株当たりの当期純利益　　　　　　　　　　　11.20円

会計監査人の監査報告書　謄本

独立監査人の監査報告書

平成18年5月18日

川崎重工業株式会社
　　取締役会　御中

　　　　　　　　　　　　あ ず さ 監 査 法 人
　　　　　　　　　　　指 定 社 員　　公認会計士　中 谷 紀 之　㊞
　　　　　　　　　　　業務執行社員
　　　　　　　　　　　指 定 社 員　　公認会計士　黒 崎　　寛　㊞
　　　　　　　　　　　業務執行社員
　　　　　　　　　　　指 定 社 員　　公認会計士　橘　　和 良　㊞
　　　　　　　　　　　業務執行社員

　　当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条第1項の規定に基づき、川崎重工業株式会社の平成17年4月1日から平成18年3月31日までの第183期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

　　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

　　監査の結果、当監査法人の意見は次のとおりである。
(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) （会計方針の変更）に記載のとおり、会社は当営業年度より固定資産の減損に係る会計基準を適用している。この変更は、「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）が当営業年度より適用されることになったことに伴うものであり相当と認める。
(3) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(4) 利益処分案は、法令及び定款に適合しているものと認める。
(5) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

　　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　以　上

監査役会の監査報告書　謄本

監 査 報 告 書

　当監査役会は、平成17年4月1日から平成18年3月31日までの第183期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1.　監査の方法の概要

　各監査役は、監査役会が定めた監査役監査基準に準拠し、監査の方針、監査計画等に従い、取締役会その他重要な会議に出席するほか、取締役、内部監査部門を含む内部統制所管部門等からその職務の執行状況を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況（法令等遵守体制及びリスク管理体制等の内部統制システムを含む）を調査し、必要に応じて子会社に対し営業の報告を求め、その業務及び財産の状況を調査いたしました。また、会計監査人から報告及び説明を受け、計算書類及び附属明細書につき検討を加えました。

　取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等に対し報告を求め、詳細に調査いたしました。

2.　監査の結果

(1) 会計監査人あずさ監査法人の監査の方法及び結果は相当であると認めます。

(2) 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(3) 利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4) 附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5) 取締役の職務執行に関しては、子会社に関する職務を含め不正の行為又は法令もしくは定款に違反する重大な事実は認められません。

　また、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても取締役の義務違反は認められません。

　なお、当社は公正取引委員会より、鋼鉄製橋梁工事の入札の一部が私的独占の禁止及び公正取引の確保に関する法律に違反するとして、平成17年9月排除勧告を受け、同年10月これを応諾し審決を受けました。このことに関連し、国土交通省関係の鋼鉄製橋梁工事の入札に関して当社が起訴され、東京高等裁判所において公判手続きが係属中であります。

　　　　　　　平成18年5月23日

　　　　　　　　　　　　　　　　川崎重工業株式会社　監査役会

　　　　　　　　　　　　　監査役（常勤）　上　田　忠　男　㊞
　　　　　　　　　　　　　監査役（常勤）　田　上　　　朗　㊞
　　　　　　　　　　　　　監査役　　　　　川　本　　　洋　㊞
　　　　　　　　　　　　　監査役　　　　　土　井　憲　三　㊞

（注）　監査役 川本洋及び監査役 土井憲三は、旧「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

連結計算書類に係る会計監査人の監査報告書　謄本

独立監査人の監査報告書

平成18年5月18日

川崎重工業株式会社

　　取締役会　御中

あ　ず　さ　監　査　法　人

指定社員
業務執行社員　公認会計士　中　谷　紀　之　㊞

指定社員
業務執行社員　公認会計士　黒　崎　　　寛　㊞

指定社員
業務執行社員　公認会計士　橘　　　和　良　㊞

　当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第19条の2第3項の規定に基づき、川崎重工業株式会社の平成17年4月1日から平成18年3月31日までの第183期営業年度の連結計算書類、すなわち、連結貸借対照表及び連結損益計算書について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

　監査の結果、当監査法人は、上記の連結計算書類が、法令及び定款に従い川崎重工業株式会社及びその連結子法人等から成る企業集団の財産及び損益の状態を正しく示しているものと認める。

　また、連結計算書類作成のための基本となる重要な事項　4.会計方針の変更に記載のとおり、会社は当営業年度より固定資産の減損に係る会計基準を適用している。この変更は、「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）が当営業年度より適用されることになったことに伴うものであり相当と認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

連結計算書類に係る監査役会の監査報告書　謄本

連結計算書類に係る監査報告書

　当監査役会は、平成17年４月１日から平成18年３月31日までの第183期営業年度の連結計算書類（連結貸借対照表及び連結損益計算書）に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1.　監査の方法の概要

　　各監査役は、監査役会が定めた監査役監査基準に準拠し、監査の方針、監査計画等に従い、連結計算書類について取締役、内部監査部門その他内部統制所管部門等及び会計監査人から報告及び説明を受け、また、必要に応じて子会社及び連結子会社に対し会計に関する報告を求め、その業務及び財産の状況を調査いたしました。

2.　監査の結果

(1)　会計監査人あずさ監査法人の監査の方法及び結果は相当であると認めます。

(2)　子会社及び連結子会社調査の結果、連結計算書類に関し指摘すべき事項は認められません。

　　　　　　平成18年５月23日

　　　　　　　　　　　　川崎重工業株式会社　監査役会
　　　　　　　　　　　　監査役（常勤）　上　田　忠　男　㊞
　　　　　　　　　　　　監査役（常勤）　田　上　　　朗　㊞
　　　　　　　　　　　　監査役　　　　　川　本　　　洋　㊞
　　　　　　　　　　　　監査役　　　　　土　井　憲　三　㊞

(注)　監査役 川本洋及び監査役 土井憲三は、旧「株式会社の監査等に関する商法の特例に関する法律」第18条第１項に定める社外監査役であります。

以　上

株主総会参考書類

議案及び参考事項

第1号議案　第183期利益処分案承認の件
　利益処分案の内容は、前記25ページに記載のとおりであります。
　配当金につきましては、将来の成長に備え収益力と経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に見合った配当を安定的に継続することを基本方針としております。当該方針を踏まえ、業績及び内部留保などを総合的に勘案した結果、配当金を1株につき3円とさせていただきたいと存じます。

第2号議案　定款一部変更の件
1.　変更の理由
　(1)「会社法」（平成17年法律第86号）並びに「会社法施行規則」（平成18年法務省令第12号）及び「会社計算規則」（同第13号）の施行に伴い、以下の理由により定款変更を実施するものであります。

　　①　単元未満株式の権利について、その権利内容を合理的な範囲に制限するための規定を新設します（変更案第11条）。なお、当該定款変更につきましては、1単元（1,000株）以上の株式を持つ株主の皆様の権利に影響を与えるものではありません。

　　②　株主の皆様の権利行使に関する手続きを株式取扱規則の中に定めることとし、所要の変更を行います（変更案第13条）。なお、定款変更につきましては、株主の皆様の権利を制限するものではありません。

　　③　株主名簿管理人に新株予約権原簿に関する事務を委託することになったため、所要の変更を行います（変更案第14条）。

　　④　株主総会の招集に際し、株主の皆様へ提供する株主総会参考書類等の一部又は全部について、インターネットを通じて提供することができる規定を新設します（変更案第18条）。

　　⑤　株主総会における議決権の代理行使について、株主総会の運営を円滑に行うため、代理人を議決権を有する他の出席株主1名に限ることとし、所要の変更を行います（変更案第21条）。

⑥　取締役会の機動的、効率的運営を図るため、法律に定める要件を満たした場合は、取締役会を開催せずに取締役会の決議があったものとみなすことを可能とする旨の規定を新設します（変更案第30条第２項）。

⑦　現行規定における補欠監査役に関する定めを、独立した条文として新設するとともに、補欠監査役の選任の効力について、監査役の任期に合わせて１年から４年へ伸長することとし、所要の変更を行います（変更案第37条）。

⑧　社外監査役に相応しい人材を確保するため、社外監査役との間に、その責任を限定する契約を締結することを可能とする旨の規定を新設します（変更案第43条）。なお、当該定款変更につきましては、社外監査役の職務執行につき、故意又は重大な過失が無い場合に限り責任を限定するものであり、無条件に責任を限定するものではありません。

⑨　会計監査人が会社の機関と位置づけられたことから、会計監査人の章を新設し、会計監査人の員数、選任方法、任期などについての規定を新設します（変更案第44条から47条）。

⑩　上記のほか、「会社法」等の施行に伴い、引用条文の変更、用語の変更及び表現の変更を行うとともに、併せて定款規定の加除、修正及び移設など、全般にわたって所要の変更を行います。

(2)「会社法」等の施行に伴う変更のほか、現行定款の規定を全般に見直して、平仮名表記を漢字表記に改めるといった字句の修正などを行うものであります。

2. 変更案の内容

変更案の内容は、次のとおりであります。

なお、「会社法の施行に伴う関係法律の整備等に関する法律」（平成17年法律第87号）第52条、第76条第2項及び第4項並びに第80条第1項に定めるところにつきましては、当社定款に定めがあるとみなされるため、株主総会の決議を経ずに施行日である平成18年5月1日付けで定款を変更し、変更後の規定を現行定款として記載しております。

（下線は変更部分を示します。）

現 行 定 款	変 更 案
（所在地） 第2条　当会社は、本店を神戸市におく。	（所在地） 第2条　当会社は、本店を神戸市に置く。
（目的） 第3条　当会社は、次の事業を営むことを目的とする。 　1.　以下に掲げるものおよびその部品の設計、建造、製造、据付、修理、解体ならびに販売および賃貸借に関する事業 　　(1) 各種船舶、艦艇、海洋機器 　　(2) 各種航空機、宇宙機器、飛しょう体 　　(3) 各種車両、自動車 　　(4) 各種原動機 　　(5) 各種産業機械装置 　　(6) 各種機械器具装置 　　(7) 各種鉄構物、管槽製品 　　(8) 各種兵器 　　(9) 各種鋳造品、鍛造品 　　(10) 各種金属、合成樹脂、セラミックス、複合材料およびその加工品 　2.　土木建築に関する事業 　3.　建設工事の設計、監理に関する事業 　4.　電気および熱の供給に関する事業 　5.　一般廃棄物および産業廃棄物の処理に関する事業 　6.　前各号の事業に関するエンジニアリング、コンサルティングおよび技術・ノウハウの販売に関する事業 　7.　不動産の売買、賃貸借および管理に関する事業 　8.　コンピュータソフトウエア・ハードウエアの開発、販売に関する事業 　9.　情報処理ならびに通信に関する事業 　10.　一般海運業および海難救助に関する事業 　11.　航空機を使用して行なう事業 　12.　その他前各号に付帯関連する事業	（目的） 第3条　　　　　（現行どおり） 　1.　以下に掲げるもの及びその部品の設計、建造、製造、据付、修理、解体並びに販売及び賃貸借に関する事業 　　(1)〜(9)　（現行どおり） 　　(10) 各種金属、合成樹脂、セラミックス、複合材料及びその加工品 　2.　　　　　（現行どおり） 　3.　　　　　（現行どおり） 　4.　電気及び熱の供給に関する事業 　5.　一般廃棄物及び産業廃棄物の処理に関する事業 　6.　前各号の事業に関するエンジニアリング、コンサルティング及び技術・ノウハウの販売に関する事業 　7.　不動産の売買、賃貸借及び管理に関する事業 　8.　　　　　（現行どおり） 　9.　情報処理並びに通信に関する事業 　10.　一般海運業及び海難救助に関する事業 　11.　航空機を使用して行う事業 　12.　　　　（現行どおり）

（次ページにつづく）

現 行 定 款	変 更 案
（機関） 第3条ノ2　　　（条文省略）	（機関） 第4条　　　（条文番号のみ変更）
（公告方法） 第4条　当会社の公告は、日本経済新聞に掲載してこれを行なう。	（公告方法） 第5条　当会社の公告は、日本経済新聞に掲載してこれを行う。
第2章　株式および株主	第2章　株式及び株主
（株式総数） 第5条　当会社の発行する株式の総数は、33億6千万株とする。	（発行可能株式総数） 第6条　当会社の発行可能株式総数は、33億6千万株とする。
（自己株式の取得） 第6条　当会社は、商法第211条ノ3第1項第2号の規定により、取締役会の決議をもって自己株式を買い受けることができる。	（自己の株式の取得） 第7条　当会社は、会社法第165条第2項の規定により、取締役会の決議によって市場取引等により自己の株式を取得することができる。
（株券の発行） 第6条ノ2　　　（条文省略）	（株券の発行） 第8条　　　（条文番号のみ変更）
（株券の種類） 第7条　　　（条文省略）	（株券の種類） 第9条　　　（条文番号のみ変更）
（1単元の株式数および単元未満株券の不発行） 第8条　当会社の1単元の株式の数は、1,000株とする。 ②　当会社は、1単元の株式の数に満たない株式（以下「単元未満株式」という）の数を表示した株券を発行しない。ただし、株式取扱規則に定めるところについてはこの限りでない。	（単元株式数及び単元未満株券の不発行） 第10条　当会社の単元株式数は、1,000株とする。 ②　当会社は、第8条の規定にかかわらず、単元未満株式に係る株券を発行しない。ただし、株式取扱規則に定めるところについてはこの限りでない。
（新設）	（単元未満株式についての権利） 第11条　当会社の株主（実質株主を含む。以下同じ。）は、その有する単元未満株式について、次に掲げる権利以外の権利を行使することができない。 1.　会社法第189条第2項各号に掲げる権利 2.　会社法第166条第1項の規定による請求をする権利 3.　株主の有する株式数に応じて募集株式の割当て及び募集新株予約権の割当てを受ける権利 4.　次条に定める請求をする権利

（次ページにつづく）

現　行　定　款	変　更　案
（単元未満株式の買増し） 第9条　当会社の単元未満株式を有する株主（実質株主を含む。以下同じ。）は、株式取扱規則に定めるところにより、その単元未満株式の数と併せて1単元の株式の数となるべき数の株式を売り渡すべき旨を請求することができる。	（単元未満株式の買増し） 第12条　当会社の単元未満株式を有する株主は、株式取扱規則に定めるところにより、その単元未満株式の数と併せて単元株式数となる数の株式を売り渡すことを請求することができる。
（株式の取扱い） 第10条　当会社の株式の名義書換、株券喪失登録、実質株主通知の受理、単元未満株式の買取りおよび買増し、その他株式に関する取扱いおよび手数料は、取締役会で定める株式取扱規則による。	（株式取扱規則） 第13条　当会社の株式に関する取扱い、株主の権利行使の手続き及び手数料は、法令又は定款のほか、取締役会で定める株式取扱規則による。
（株主名簿管理人） 第11条　当会社は、株主名簿管理人をおく。 ②　株主名簿管理人およびその事務取扱場所は、取締役会の決議によって選定し、これを公告する。 ③　当会社の株主名簿、実質株主名簿および株券喪失登録簿は、株主名簿管理人の事務取扱場所に備えおき、株式の名義書換、実質株主通知の受理、単元未満株式の買取りおよび買増し、株券喪失登録、その他株式に関する事務は、株主名簿管理人に取り扱わせ、当会社においてはこれを取り扱わない。	（株主名簿管理人） 第14条　当会社は、株主名簿管理人を置く。 ②　株主名簿管理人及びその事務取扱場所は、取締役会の決議によって定め、これを公告する。 ③　当会社の株主名簿（実質株主名簿を含む。以下同じ。）、新株予約権原簿及び株券喪失登録簿の作成並びに備置きその他の株主名簿、新株予約権原簿及び株券喪失登録簿に関する事務は、これを株主名簿管理人に委託し、当会社においては取り扱わない。
（基準日） 第12条　当会社は、毎年3月31日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に記載または記録された議決権を有する株主をもって、その決算期の定時株主総会において権利を行使すべき株主とする。 ②　前項のほか必要があるときは、取締役会の決議により、あらかじめ公告して、臨時に基準日を定めることができる。	（削除）

（次ページにつづく）

現　行　定　款	変　更　案
第3章　株主総会	第3章　株主総会
（招集の時期） 第13条　定時総会は、毎年6月にこれを招集し、臨時総会は必要あるときに随時これを招集する。	（招集の時期） 第15条　定時株主総会は、毎年6月にこれを招集し、臨時株主総会は必要あるときに随時これを招集する。
（新設）	（定時株主総会の基準日） 第16条　定時株主総会の議決権の基準日は、毎年3月31日とする。
（招集権者） 第14条　総会は、法令に別段の定めある場合を除くほか、社長が、取締役会の決議に基づき、これを招集する。 ②　社長に事故があるときは、取締役会においてあらかじめ定めた順序に従い、ほかの代表取締役が、これに代わる。	（招集権者） 第17条　株主総会は、法令に別段の定めがある場合を除き、社長が、取締役会の決議に基づき、これを招集する。 ②　　　　　　　（現行どおり）
（新設）	（株主総会参考書類等のインターネット開示とみなし提供） 第18条　当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類及び連結計算書類に記載又は表示をすべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。
（議長） 第15条　総会の議長は、社長が、これにあたる。 ②　社長に事故があるときは、取締役会においてあらかじめ定めた順序に従い、ほかの代表取締役が、これに代わる。 ③　議長は、総会の決議によって、会議の延期もしくは続行を行なうことができる。この場合には、別に招集手続きを行なうことを要しない。	（議長） 第19条　株主総会の議長は、社長が、これにあたる。 ②　　　　　　　（現行どおり） ③　議長は、株主総会の決議によって、会議の延期もしくは続行を行うことができる。この場合には、別に招集手続きを行うことを要しない。

（次ページにつづく）

現　行　定　款	変　更　案
（決議の方法） 第16条　総会の決議は、法令および定款に別段の定めある場合を除くほか、出席株主の議決権の過半数で行なう。 ②　商法第343条の規定によるべき総会の決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の3分の2以上で行なう。	（決議の方法） 第20条　株主総会の決議は、法令又は定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。 ②　会社法第309条第2項に定める決議は、議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の3分の2以上をもって行う。
（議決権の代理行使） 第17条　株主は、総会において、議決権を有するほかの出席株主に委任して、議決権を行使することができる。この場合には、代理権を証明する委任状を差し出さなければならない。	（議決権の代理行使） 第21条　株主は、株主総会において、議決権を有するほかの出席株主1名を代理人として、議決権を行使することができる。この場合には、代理権を証明する委任状を差し出さなければならない。
（議事録） 第18条　総会における議事の経過の要領およびその結果については、議事録を作成し、議長ならびに出席した取締役が、これに記名なつ印する。	（議事録） 第22条　株主総会における議事の経過の要領及びその結果並びにその他法令に定める事項については、これを議事録に記載する。
第4章　取締役および取締役会	第4章　取締役及び取締役会
（定員） 第19条　　　　　　（条文省略）	（定員） 第23条　　　　　　（条文番号のみ変更）
（選任方法） 第20条　取締役は、株主総会において選任する。 ②　取締役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数で行なう。 ③　取締役の選任決議は、累積投票によらない。	（選任方法） 第24条　　　　　　（現行どおり） ②　取締役の選任決議は、議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。 ③　　　　　　（現行どおり）
（任期） 第21条　取締役の任期は、就任後最初に招集する定時株主総会終結のときまでとする。	（任期） 第25条　取締役の任期は、選任後最初に招集する定時株主総会の終結の時までとする。

（次ページにつづく）

現 行 定 款	変 更 案
（代表取締役および役付取締役） 第22条　代表取締役は、取締役会の決議により選任する。 　②　取締役会の決議により、取締役会長１名、副会長若干名、社長１名、副社長、専務取締役および常務取締役おのおの若干名を定めることができる。	（代表取締役及び役付取締役） 第26条　取締役会は、その決議によって代表取締役を選定する。 　②　取締役会は、その決議によって、取締役会長１名、副会長若干名、社長１名、副社長、専務取締役及び常務取締役おのおの若干名を定めることができる。
（社長の職務） 第23条　　　　　　　（条文省略）	（社長の職務） 第27条　　　　　　　（条文番号のみ変更）
（取締役会の招集権者および議長） 第24条　取締役会は、社長がこれを招集し、取締役会長がその議長となる。 　②　取締役会長に欠員または事故があるときは取締役会においてあらかじめ定めた順序に従い副会長が、副会長に欠員または事故があるときは社長が、これに代わる。	（取締役会の招集権者及び議長） 第28条　　　　　　　（現行どおり） 　②　取締役会長に欠員又は事故があるときは、取締役会においてあらかじめ定めた順序に従い、ほかの取締役が、これに代わる。
（取締役会の招集通知） 第25条　取締役会の招集通知は、会日より３日前に各取締役および各監査役に対して発する。ただし、緊急の必要があるときは、この期間を短縮することができる。 　②　取締役および監査役全員の同意があるときは、招集の手続きを経ないで開くことができる。	（取締役会の招集通知） 第29条　取締役会の招集通知は、会日より３日前に各取締役及び各監査役に対して発する。ただし、緊急の必要があるときは、この期間を短縮することができる。 　②　取締役及び監査役全員の同意があるときは、招集の手続きを経ないで開催することができる。
（取締役会の決議方法） 第26条　取締役会の決議は、取締役の過半数が出席し、出席取締役の過半数で行なう。 　　　　　　　（新設）	（取締役会の決議方法等） 第30条　取締役会の決議は、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。 　②　当会社は、会社法第370条の要件を充たしたときは、取締役会の決議があったものとみなす。
（取締役会の議事録） 第27条　取締役会における議事の経過の要領およびその結果については、議事録を作成し、出席した取締役および監査役がこれに記名なつ印する。	（取締役会の議事録） 第31条　取締役会における議事の経過の要領及びその結果並びにその他法令に定める事項については、これを議事録に記載し、出席した取締役及び監査役がこれに記名押印する。

（次ページにつづく）

現 行 定 款	変 更 案
（取締役会の運営） 第28条　その他当会社の取締役会の運営に関する事項は、取締役会で定める取締役会規則による。	（取締役会の運営） 第32条　その他当会社の取締役会の運営に関する事項は、<u>法令又は定款に別段の定めがある場合を除き、</u>取締役会で定める取締役会規則による。
（報酬） 第29条　取締役の報酬は、株主総会<u>において</u>その<u>範囲</u>を定める。	（報酬等） 第33条　取締役の報酬<u>、賞与その他の職務執行の対価として当会社から受ける財産上の利益（以下「報酬等」という。）</u>は、株主総会の<u>決議により</u>定める。
第5章　監査役<u>および</u>監査役会	第5章　監査役<u>及び</u>監査役会
（定員） 第30条　　　　　（条文省略）	（定員） 第34条　　　　　（条文番号のみ変更）
（選任方法） 第31条　監査役は、株主総会において選任する。 <u>②　法令に定める監査役の員数を欠くこととなる場合に備えて、株主総会において補欠監査役を選任することができる。</u> <u>③</u>　監査役<u>および補欠監査役</u>の選任決議は、<u>総株主の議決権</u>の3分の1以上を有する株主が出席し、その議決権の過半数<u>で行なう。</u> <u>④　補欠監査役の選任の効力は、選任後最初に到来する決算期に関する定時株主総会開催のときまでとする。</u> <u>⑤　補欠監査役は、法令に定める監査役の員数を欠くこととなった場合に監査役に就任する。</u>	（選任方法） 第35条　　　　　（現行どおり） 　　　　　　　　（削除） <u>②</u>　監査役の選任決議は、<u>議決権を行使することができる株主の議決権</u>の3分の1以上を有する株主が出席し、その議決権の過半数<u>をもって行う。</u> 　　　　　　　　（削除） 　　　　　　　　（削除）
（任期） 第32条　監査役の任期は、<u>就任後</u>4年<u>内の最終の決算期に関する定時株主総会終結のとき</u>までとする。 <u>②　前条第5項に基づき、補欠監査役が監査役に就任した際の当該監査役の任期は、退任した監査役の任期の残存期間とする。</u>	（任期） 第36条　監査役の任期は、<u>選任後</u>4年<u>以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時</u>までとする。 　　　　　　　　（削除）

（次ページにつづく）

現 行 定 款	変 更 案
（新設）	（補欠監査役） 第37条　法令に定める監査役の員数を欠くこととなる場合に備えて、株主総会において補欠監査役を選任することができる。 ②　補欠監査役の選任決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。 ③　補欠監査役の選任の効力は、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。 ④　補欠監査役は、法令に定める監査役の員数を欠くこととなった場合に監査役に就任する。 ⑤　前項に基づき、補欠監査役が監査役に就任した際の当該監査役の任期は、補欠監査役に選任された時から起算して、４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
（監査役会の招集通知） 第33条　監査役会の招集通知は、会日より３日前に各監査役に対して発する。ただし、緊急の必要があるときは、この期間を短縮することができる。 ②　監査役全員の同意があるときは、招集の手続きを経ないで開くことができる。	（監査役会の招集通知） 第38条　　　　　　　（現行どおり） ②　監査役全員の同意があるときは、招集の手続きを経ないで開催することができる。
（監査役会の決議方法） 第34条　監査役会の決議は、法令に別段の定めある場合を除き、監査役の過半数で行なう。	（監査役会の決議方法） 第39条　監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。
（監査役会の議事録） 第35条　監査役会における議事の経過の要領およびその結果については、議事録を作成し、出席した監査役がこれに記名なつ印する。	（監査役会の議事録） 第40条　監査役会における議事の経過の要領及びその結果並びにその他法令に定める事項については、これを議事録に記載し、出席した監査役がこれに記名押印する。

（次ページにつづく）

現 行 定 款	変 更 案
（監査役会の運営） 第36条　その他当会社の監査役会の運営に関する事項は、監査役会で定める監査役会規則による。	（監査役会の運営） 第41条　その他当会社の監査役会の運営に関する事項は、法令又は定款に別段の定めがある場合を除き、監査役会で定める監査役会規則による。
（報酬） 第37条　監査役の報酬は、株主総会においてその範囲を定める。	（報酬等） 第42条　監査役の報酬等は、株主総会の決議によって定める。
（新設）	（監査役の責任免除） 第43条　当会社は、会社法第427条第１項の規定により、社外監査役との間に、任務を怠ったことによる損害賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく責任の限度額は、1,000万円又は法令が規定する額のいずれか高い額とする。
（新設）	第６章　会計監査人
（新設）	（員数） 第44条　当会社の会計監査人は１名とする。
（新設）	（選任方法） 第45条　会計監査人は、株主総会の決議によって選任する。
（新設）	（任期） 第46条　会計監査人の任期は、選任後最初に招集する定時株主総会の終結の時までとする。 ②　前項の定時株主総会において別段の決議がなされなかったときは、当該定時株主総会において再任されたものとする。
（新設）	（報酬等） 第47条　会計監査人の報酬等は、代表取締役が監査役会の同意を得て定める。

（次ページにつづく）

現　行　定　款	変　更　案
第6章　計算	第7章　計算
(決算期) 第38条　当会社の決算期は、毎年3月31日とする。	(事業年度) 第48条　当会社の事業年度は、毎年4月1日から翌年3月31日までの1年とする。
(利益配当金の支払い) 第39条　利益配当金は、毎年3月31日の最終の株主名簿に記載または記録された株主または登録質権者に支払う。	(剰余金の配当の基準日) 第49条　当会社の期末配当の基準日は、毎年3月31日とする。
(中間配当) 第40条　当会社は、取締役会の決議により、毎年9月30日の最終の株主名簿に記載または記録された株主または登録質権者に対し、商法第293条の5の規定により、金銭の分配(中間配当という)を行なうことができる。	(中間配当) 第50条　当会社は、取締役会の決議により、毎年9月30日を基準日として、中間配当を行うことができる。
(転換社債の転換の時期) 第41条　当会社の発行する転換社債の転換請求により、発行された株式に対する最初の利益配当金または中間配当金は、転換の請求が4月1日から9月30日までになされたときは、4月1日に、10月1日から翌年3月31日までになされたときは、10月1日に、それぞれ転換があったものとみなしてこれを支払う。	(転換社債の転換の時期) 第51条　当会社の発行する転換社債の転換請求により、発行された株式に対する最初の期末配当又は中間配当は、転換の請求が4月1日から9月30日までになされたときは、4月1日に、10月1日から翌年3月31日までになされたときは、10月1日に、それぞれ転換があったものとみなしてこれを行う。
(配当金の除斥期間) 第42条　利益配当金および中間配当金は、支払確定の日から5カ年を経過したときは、当会社は、その支払義務を免れる。	(配当金の除斥期間) 第52条　配当財産が金銭である場合は、その支払開始の日から満5年を経過してもなお受領されないときは、当会社は、その支払義務を免れる。

また、「会社法の施行に伴う関係法律の整備等に関する法律」の施行に伴い、平成18年５月１日付けで変更いたしました定款の内容につきましては次のとおりです。

（下線は変更部分を示します。）

旧　定　款	現　行　定　款
第１章　総則	第１章　総則
（新設）	<u>（機関）</u> <u>第３条ノ２　当会社は、株主総会及び取締役のほか、次の機関を置く。</u> <u>　１．　取締役会</u> <u>　２．　監査役</u> <u>　３．　監査役会</u> <u>　４．　会計監査人</u>
第２章　株式および株主	第２章　株式および株主
（新設）	<u>（株券の発行）</u> <u>第６条ノ２　当会社は、株式に係る株券を発行する。</u>
（名義書換代理人） 第11条　当会社は、<u>株式につき名義書換代理人を</u>おく。 　②　<u>名義書換代理人</u>およびその事務取扱場所は、取締役会の決議によって選定し、これを公告する。 　③　当会社の株主名簿、実質株主名簿および株券喪失登録簿は、<u>名義書換代理人</u>の事務取扱場所に備えおき、株式の名義書換、実質株主通知の受理、単元未満株式の買取りおよび買増し、株券喪失登録、その他株式に関する事務は、<u>名義書換代理人</u>に取り扱わせ、当会社においてはこれを取り扱わない。	（株主名簿管理人） 第11条　当会社は、<u>株主名簿管理人</u>をおく。 　②　<u>株主名簿管理人</u>およびその事務取扱場所は、取締役会の決議によって選定し、これを公告する。 　③　当会社の株主名簿、実質株主名簿および株券喪失登録簿は、<u>株主名簿管理人</u>の事務取扱場所に備えおき、株式の名義書換、実質株主通知の受理、単元未満株式の買取りおよび買増し、株券喪失登録、その他株式に関する事務は、<u>株主名簿管理人</u>に取り扱わせ、当会社においてはこれを取り扱わない。

第3号議案 取締役9名選任の件

　取締役全員（9名）の任期は、本総会終結の時をもって満了いたしますので、改めて取締役9名の選任をお願いいたしたいと存じます。

　取締役候補者は、次のとおりであります。

候補者番号	氏　名（生年月日）	略　歴、地　位　及　び　担　当 ［他の法人等の代表状況］（重要でないものを除く）	所有する当社株式数
1	田﨑雅元（昭和10年9月6日生）	昭和33年4月　川崎航空機工業㈱（現川崎重工業㈱）入社 平成4年6月　当社取締役 平成8年6月　同　常務取締役 平成9年6月　同　専務取締役 平成12年6月　同　取締役社長 平成17年6月　同　取締役会長 　　　　　　　現在に至る ［他の法人等の代表状況］ 　神港ビルヂング㈱　代表取締役 　㈶新産業創造研究機構　理事長	137,000株
2	大橋忠晴（昭和19年11月9日生）	昭和44年4月　当社入社 平成15年6月　同　常務取締役 平成17年4月　同　取締役副社長　社長補佐 平成17年6月　同　取締役社長 　　　　　　　現在に至る	64,000株
3	寺崎正俊（昭和17年11月18日生）	昭和41年4月　当社入社 平成14年6月　同　常務取締役 平成17年4月　同　取締役副社長　社長補佐、本社管理部門統括（除く監査部） 　　　　　　　現在に至る	97,000株
4	吉野隆（昭和18年5月29日生）	昭和44年4月　当社入社 平成13年4月　同　執行役員　ガスタービン・機械カンパニーバイスプレジデント（技術・品証担当）兼機械ビジネスセンター長 平成14年4月　同　執行役員　ガスタービン・機械カンパニーバイスプレジデント兼ガスタービン開発センター長兼機械ビジネスセンター長 平成15年4月　同　執行役員　ガスタービン・機械カンパニープレジデント 平成15年6月　同　常務取締役　ガスタービン・機械カンパニープレジデント 　　　　　　　現在に至る	77,000株

候補者番号	氏　名 （生年月日）	略歴、地位及び担当 ［他の法人等の代表状況］（重要でないものを除く）	所有する当社株式数
5	松﨑　昭 （昭和19年3月1日生）	昭和41年4月　川崎車輌㈱（現川崎重工業㈱）入社 平成13年4月　当社執行役員 車両カンパニーバイスプレジデント（建設機械・破砕機担当）兼建設機械ビジネスセンター長 平成16年4月　同 執行役員 技術開発本部長 平成16年6月　同 常務取締役 技術開発本部長 　　　　　　　現在に至る	100,000株
6	元　山　近　思 （昭和20年5月10日生）	昭和48年4月　当社入社 平成13年4月　同 執行役員 航空宇宙カンパニーバイスプレジデント兼生産本部長 平成14年1月　同 執行役員 航空宇宙カンパニーバイスプレジデント兼企画本部長兼生産本部長 平成15年4月　同 執行役員 航空宇宙カンパニーバイスプレジデント（企画・生産担当） 平成16年4月　同 執行役員 航空宇宙カンパニープレジデント 平成16年6月　同 常務取締役 航空宇宙カンパニープレジデント 　　　　　　　現在に至る	92,000株
7	野　口　二　郎 （昭和19年6月19日生）	昭和45年4月　当社入社 平成13年4月　同 航空宇宙カンパニー企画本部長 平成14年1月　同 人事労政部長 平成14年4月　同 執行役員 人事労政部長 平成17年4月　同 執行役員 経営企画部長 平成17年6月　同 常務取締役 経営企画部長 　　　　　　　現在に至る	71,000株
8	瀬　川　雅　司 （昭和22年11月22日生）	昭和45年4月　当社入社 平成13年4月　同 車両カンパニー生産本部長 平成15年4月　同 車両カンパニー（プレジデント）付兼車両カンパニー生産本部長 平成16年4月　同 執行役員 車両カンパニーバイスプレジデント（車両担当） 平成17年4月　同 執行役員 車両カンパニープレジデント 平成17年6月　同 常務取締役 車両カンパニープレジデント 　　　　　　　現在に至る	42,000株

候補者 番号	氏　　名 (生年月日)	略　歴、地　位　及　び　担　当 [他の法人等の代表状況]（重要でないものを除く）	所有する 当社株式数
9	丹　波　晨　一 (昭和21年1月18日生)	昭和46年4月　当社入社 平成12年4月　Kawasaki Motors Manufacturing Corp., 　　　　　　　U.S.A.取締役社長 平成16年4月　当社執行役員 社長特命事項担当 平成17年10月　同 執行役員 汎用機カンパニーバイスプ 　　　　　　　レジデント 平成18年4月　同 執行役員 汎用機カンパニープレジデ 　　　　　　　ント 　　　　　　　　現在に至る [他の法人等の代表状況] ㈱カワサキモータースジャパン 取締役社長	61,000株

（注）　取締役候補者と当社との間には、いずれも特別の利害関係はありません。

第4号議案　補欠監査役1名選任の件

　本総会開催の時をもって、平成17年6月28日開催の第182期定時株主総会において選任いただいた補欠監査役　佐々木知子氏の選任の効力が失効しますので、改めて補欠監査役1名の選任をお願いいたしたいと存じます。

　また、補欠監査役候補者が補欠監査役に選任された場合、取締役会の決議及び監査役会の同意をもって会社法施行規則第96条第2項第6号に定める選任の取消しを行うことができることといたしたいと存じます。

　なお、本議案につきましては、あらかじめ監査役会の同意を得ております。

　補欠監査役候補者は、次のとおりであります。

氏　名 （生年月日）	略　歴	所有する 当社株式数
佐々木　知子 （昭和30年3月2日生）	昭和58年4月　東京地検検事 平成10年4月　東京地検室長検事 平成10年5月　退官・弁護士登録 平成10年7月　参議院議員 平成15年9月　厚生労働大臣政務官 平成16年7月　同　政務官辞任　参議院議員任期満了 　　　　　　　佐々木知子法律事務所開設 平成17年4月　帝京大学法学部教授 平成17年6月　当社補欠監査役 　　　　　　　現在に至る	0株

（注）　補欠監査役候補者と当社との間には、特別の利害関係はありません。また、補欠監査役候補者は、会社法第2条第16号に定める社外監査役の資格要件を満たしております。

以　上

メ　モ　欄

インターネットによる議決権行使について

1. **システム条件**
(1) パソコンを用いる場合
　① インターネットにアクセスできる状態であること。
　② Microsoft® Internet Explorer Ver.5.01 Service Pack 2以上がインストールされていること。
　③ Adobe® Reader® Ver.4.0以上がインストールされていること。
　　（Microsoft® 及び Internet Explorer はマイクロソフト社の、Adobe® Reader® はアドビシステムズ社の、米国及び各国での登録商標又は商標です。）
(2) 携帯電話又はLモード端末を用いる場合
　次のサービスが受信可能であるとともに、暗号化通信が可能なSSL通信機能を搭載した機種であること。
　・iモード
　・EZweb
　・Vodafone live!
　・Lモード
　（iモードは株式会社エヌ・ティ・ティ・ドコモ、EZwebはKDDI株式会社、Vodafone live!はVodafone Group Plc、Lモードは東日本電信電話株式会社、西日本電信電話株式会社の登録商標又は商標です。）

2. **ご注意事項**
(1) パソコン及び携帯電話又はLモードを用いたインターネットによる議決権行使は、当社の指定する議決権行使専用ウェブサイト（http://www.web54.net）をご利用いただくことによってのみ可能です。
　携帯電話又はLモード端末を用いたインターネットによる議決権の行使をされる際、URLを直接入力してアクセスしていただく必要がありますが、QRコードの読み取りが可能な携帯電話では、以下のバーコードを読み取ってアクセスすることができます。



（QRコードは、株式会社デンソーウェーブの登録商標です。）

(2) 書面とインターネットにより二重に議決権を行使された場合は、後に到着したものを有効としますが、同日に到着したものは、インターネットによる議決権行使を有効といたします。

(3) インターネットにより複数回、議決権を行使された場合は、最後に行われたものを有効といたします。

(4) 本株主総会でご使用いただくパスワードは、最初のアクセス時、株主様ご自身で改めてご設定いただきます。議決権行使書用紙の議決権行使コードが記載された部分を大切に保管していただくとともに、ご設定いただいたパスワードは、忘れないように注意してください。

なお、議決権行使コード及びパスワードのご照会にはご回答できませんのでご了承ください。

(5) プロバイダーへの接続料金及び通信料金などが必要な場合がありますが、株主様のご負担となります。

3. お問い合わせ先

(1) 議決権行使における、パソコン及び携帯電話等の操作方法並びに携帯電話等の利用可能機種及びバーコード読み取り対応機種について
中央三井　証券代行ウェブサポート　専用ダイヤル
電話　0120-65-2031
（月曜〜金曜　9：00〜21：00）

(2) 議決権行使以外の株主様のお届出住所、ご所有株式数等について
中央三井信託銀行　証券代行事務センター
電話　0120-78-2031
（月曜〜金曜　9：00〜17：00）

─────── 議決権電子行使プラットフォームについて ───────

　管理信託銀行等の名義株主様（常任代理人様を含む）であって、株式会社東京証券取引所等により設立された合弁会社が運営する議決権電子行使プラットフォームの利用を事前に申し込まれた場合には、当社株主総会における電磁的方法による議決権行使の方法として、上記のインターネットによる議決権行使以外に、当該プラットフォームを利用することができます。

会 場 ご 案 内 図

会 場 神戸市中央区東川崎町１丁目５番７号
神戸情報文化ビル４階　神戸新聞松方ホール



●JR神戸駅下車徒歩約10分　高速神戸駅下車徒歩約15分
地下鉄ハーバーランド駅下車徒歩約10分

なお、駐車場がございませんので、お車でのご来場はご遠慮願います。

EXHIBIT 4

Dear Shareholders

RECEIVED

June 5, 2006

Tadaharu Ohashi

President

Kawasaki Heavy Industries, Ltd.

1-1 Higashikawasaki-cho 3chome,

Chuo-ku, Kobe

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

We would like to invite you to the 183rd Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. to be held as outlined below.

If you are unable to attend, you may vote in writing or via an electronic method such as the Internet and are respectfully requested to exercise your voting rights by 5 p.m. on June 26, 2006. To exercise your voting rights, please refer to the attached "Reference Documents for the Ordinary General Meeting of Shareholders."

Voting by mail:

Please indicate your approval or disapproval on the Voting Rights Exercise Form and mail it so that it will reach us by the aforementioned deadline.

Voting via the Internet:

Alternatively, you may vote via the Internet (http://www.web54.net) using your ID and temporary password printed on the Voting Rights Exercise Form. When you access the Web site, please follow the instructions on the computer display and input your approval or disapproval.

Date and time: Tuesday, June 27, 2006, 10 a.m. (Doors open at 9 a.m.)

Place: 4F, Kobe Joho Bunka Building, Kobe Shimbun Matsukata Hall

5-7, Higashikawasaki-cho 1 chome, Chuo-ku, Kobe

Agenda:

Reports

1. Report on the Business report, the Non-Consolidated Balance Sheet and the Non-Consolidated Income Statement for the 183rd Business Term (from April 1, 2005 to March 31, 2006)

2. Report on the Consolidated Balance Sheet and the Consolidated Income Statement for the 183rd Business Term (from April 1, 2005 to March 31, 2006) as well as the Audit Reports

Proposal 1: Approval of Proposed Appropriation of Retained Earnings for the 183rd Business Term

Proposal 2: Partial Amendments to the Articles of Incorporation

Proposal 3: Election of Nine (9) Directors

Proposal 4: Election of One (1) Substitute Corporate Auditor

For details of each proposal, please refer to the "Reference Documents for the Ordinary General Meeting of Shareholders."

Other important matters related to the convocation of the Ordinary General Meeting of Shareholders:

Every shareholder entitled to vote at the Meeting of Shareholders may authorize another (1) shareholder of the Corporation who possesses voting rights to act for him/her as proxy.

In case a shareholder exercises his/her voting rights both in writing and by the electronic method, the last one received shall be recorded. However, if they reach us on the same day, the exercise of voting rights by the electronic method shall be recorded.

If you exercise voting rights in an incoherent way, please notify the reason with the document at least three (3) days before the Ordinary General Meeting of Shareholders.

1. In case you are present at the Ordinary General Meeting of Shareholders, please present the enclosed Voting Right Exercise Form at the reception desk.

2. In the event of matters that require revisions to the attached documents and Reference Documents for the Ordinary General Meeting of Shareholders, we will post such revisions on our Web site (http://www.khi.co.jp).

This is a summary translation of a notice in Japanese circulated to Japanese shareholders and merely for the convenience of foreign shareholders.

Reference Documents for the Ordinary General Meeting of Shareholders

1. Proposals and referential matters

Proposal 1: Approval of proposed appropriation of retained earnings for the 183rd Business Term.

It is the Company's basic policy to pay stable cash dividends to its shareholders, giving due attention to increasing retained earnings to strengthen and expand its business foundation for future growth. Taking into consideration of the level of profits and various other factors, including the retained earnings, we propose that a year-end dividend be paid in the amount of ¥3 per ordinary share.

The proposed appropriation of retained earnings is described below.

Proposed appropriation of retained earnings

	(In yen)	(In U.S.dollars)
Unappropriated retained earnings at the end of the period	47,992,367,678	408,549,993
Reversal of reserve for special depreciation	222,452,662	1,893,698
Reversal of reserve for deferred gain on sales of fixed assets	282,550,448	2,405,298
Total	48,497,370,788	412,848,989
Proposed appropriation:		
Cash dividends(¥3 per share)	4,672,804,485	39,778,705
Reserve for special depreciation	131,682,984	1,120,992
Reserve for deferred gain on sales of fixed assets	540,949,387	4,605,000
Unappropriated retained earnings to be carried forward	43,151,933,932	367,344,292

(Note) Japanese Yen is converted to the U.S. Dollars at the rate of 117.47 Yen per dollar, the exchange rate at March 31, 2006.

Proposal 2: Partial Amendments to the Articles of Incorporation

1. Reasons for the proposed amendments

(1) We propose to amend the Articles of Incorporation for the following reasons due to enforcement of the Corporate Code (2005 Law, No. 86), the Enforcement Regulations of the Corporate Code (2006 Ministry of Justice Ordinance No. 12), and No. 13 of this same ordinance.

1) To newly establish a provision to limit the content of rights for Odd-Lot Shares to a reasonable range, we propose the necessary amendments. (Proposed amendments, Article 11) The amendments related to Odd-Lot Shares do not have any effect on the rights held by shareholders who hold shares constituting more than one unit of stock.

2) To stipulate procedures to be taken by shareholders in exercising their voting rights in the regulations regarding the handling of shares, we propose the necessary amendments. (Proposed amendments, Article 13) This change in the Articles of Incorporation does not limit shareholder rights.

3) Due to a change to entrust the Custodian of the Record of Shareholders with handling the original register of the stock acquisition rights, we propose the necessary amendments. (Proposed amendments, Article 14)

4) To newly establish a provision to allow distribution over the Internet of part or all Reference Documents for the Ordinary General Meeting of Shareholders for shareholders in the event of convocation of the Ordinary General Meetings of Shareholders, we propose the necessary amendments. (Proposed amendments, Article 18)

5) For smoother management at the Ordinary General Meeting of Shareholders regarding the exercise of voting rights at the Meeting, we propose to limit the number of proxy votes to one (1) for each shareholder and limit attendance to one designee per shareholder, and propose the necessary amendments. (Proposed amendments, Article 21)

6) For more expeditious and effective management of the Board of Directors, regarding matters that satisfy requirements of laws and regulations, we propose to newly establish a provision to allow such resolutions to be approved without holding a Board of Directors meeting. For that purpose, we propose the necessary amendments. (Proposed amendments, Article 30)

7) To create a separate article relating to Substitute Auditors and to prolong the term of office of Substitute Auditors from one (1) year to four (4) years as for the Auditor's term of office, we propose the necessary amendments. (Proposed amendments, Article 37)

4

8) To secure appropriate persons as Outside Auditors, we propose to newly establish a provision to enable the Corporation to enter into an agreement with an Outside Auditor to limit liabilities and make the necessary amendments. (Proposed amendments, Article 43) This revision is limited to instances in which such an auditor has acted in good faith and without gross negligence in executing his/her duties, and is not an unconditional guarantee.

9) Because Accounting Auditors were placed as an organization of the Corporation, we propose to newly establish an Accounting Auditors chapter to stipulate the number of Accounting Auditors, the method of election, the term of office, etc. (Proposed amendments, Articles 44–47)

10) In addition to the above, we propose amendments throughout the Articles of Incorporation to comply with the promulgation of the Corporate Code, such as changes in wording, expressions and terms of the current Articles as well as the addition, elimination and relocation of some articles and provisions.

(2) In addition to revisions made in light of the enactment of the Company Law, the current Articles of Incorporation have been revised to reflect changes in the use of the Japanese characters (*hiragana* and *kanji*) therein.

2. Proposed revisions to the Articles of Incorporation are described below.

Also, in accordance with the promulgation of the "Law Concerning Arrangements of Related Laws Due to Enforcement of the Corporate Code" (2005 Law, No. 87) amendments were made to the Articles of Incorporation in Article 52, paragraphs 2 and 4 of Article 76, and paragraph 1 of Article 80. These amendments are regarded as having the same content as was defined in the Corporation's Articles of Incorporation prior to being amended. Therefore, these revisions were made on May 1, 2006, without resolution of the Ordinary Meeting of Shareholders, and are included today as the "Current Articles of Incorporation."

(Amended portions underlined)

Current Articles of Incorporation	Proposed Amendments
Chapter I: General Provisions **Name of Corporation** Art. 1 The name of the Corporation is "Kawasaki Heavy Industries, Ltd."	**Chapter I: General Provisions** **Name of Corporation** Art. 1 (The same as current)

Current Articles of Incorporation	Proposed Amendments
Principal Office Art. 2 The principal office of the Corporation is located in Kobe City, Hyogo Prefecture, Japan.	**Principal Office** Art. 2 (The same as current)
Purpose Art. 3 The purposes for which the Corporation is organized are as follows: 1. To design, construct, manufacture, install, repair, overhaul, sell and lease the following products and their parts: 1) Ships, naval vessels, and marine equipment 2) Aircraft, space equipment, and missiles 3) Vehicles and automobiles 4) Prime movers 5) Industrial machinery and equipment 6) General machinery and equipment 7) Iron and steel structures, tube and pipe products 8) Armor and weapons 9) Cast and forged products 10) Metals, plastics, ceramics, composite materials and products manufactured from these materials	**Purpose** Art. 3 (The same as current) 1. (The same as current) 1)–10) (The same as current)
2. Business relating to civil engineering and construction 3. Business connected with the design and supervision of construction works 4. Business relating to supply of electricity and heat 5. Business relating to processing of municipal and industrial waste 6. Engineering, consulting and sale of technology and know-how in relation to the foregoing items 7. Business relating to real estate transactions, leasing, and management 8. Business relating to development and marketing of computer software and hardware 9. Business relating to data processing and communications 10. Business connected with the shipping trade in general and salvaging 11. Business connected with the operation of aircraft 12. Business incidental to or connected with any of the foregoing items	2.–12. (The same as current)

Current Articles of Incorporation	Proposed Amendments
Organization Art. 3:2) The Corporation shall install the following in addition to Ordinary Meeting of Shareholders and Directors: 1. The Board of Directors 2. Corporate Auditors 3. The Board of Auditors 4. Accounting Auditors	**Organization** Art. 4 The Corporation shall install the following in addition to the Ordinary Meeting of Shareholders and Directors: 1. The Board of Directors 2. Corporate Auditors 3. The Board of Auditors 4. Accounting Auditors
Method of Publication of Notices Art. 4 The publication of notices of the Corporation shall be inserted in the *Nihon Keizai Shimbun.*	**Method of Publication of Notices** Art. 5 (The same as current)
Chapter II: Shares and Shareholders	**Chapter II: Shares and Shareholders**
Aggregate Number of Shares Art. 5 The aggregate number of shares which the Corporation shall have the authority to issue is 3,360,000,000 shares.	**Aggregate Number of Issuable Shares** Art. 6 The aggregate number of shares which the Corporation shall have the authority to issue is 3,360,000,000 shares.
Purchase of the Corporation's Own Shares Art. 6 The Corporation may, under the provisions of Art. 211-3, Paragraph 1, Item 2 of the Commercial Code, purchase its own Shares by a resolution of the Board of Directors.	**Purchase of the Corporation's Own Shares** Art. 7 The Corporation may, under the provisions of Art. 165, Paragraph 2, of the Corporate Code, acquire its own shares through market transactions, etc., by a resolution of the Board of Directors.
Issuance of share certificates Art. 6:2) The Corporation shall issue certificates for the shares.	**Issuance of share certificates** Art. 8 The Corporation shall issue certificates for the shares.
Class of Share Certificate Art. 7 The class of share certificates issued by the Corporation shall be governed by the regulations relating to share handling to be promulgated by the Board of Directors.	**Class of Share Certificate** Art. 9 The class of share certificates issued by the Corporation shall be governed by the regulations regarding the handling of shares to be promulgated by the Board of Directors.
The Number of Shares in a Unit of Stock (*tangen-kabu*) and Non-issuance of Share Certificates of the Number of Shares less than the Number Required to Constitute One Unit Art. 8 1) The number of shares in a unit of stock of the Corporation is one thousand.	**The Number of Shares Constituting One Unit of Stock (*tangen-kabu*) and Non-issuance of Share Certificates of the Number of Odd-Lot Shares** Art. 10 1) The number of shares constituting one unit of stock of the Corporation is one thousand.
2) The Corporation shall not issue any share certificates for the number of shares less than the number required to constitute one unit of stock (hereinafter referred to as the "Odd-Lot Shares"). However, this provision may not apply where otherwise provided in the regulations relating to share handling.	2) Notwithstanding the provision of Art. 8, the Corporation shall not issue any share certificates for "Odd-Lot Shares" which is defined in Art.189, Paragraph 1, of the Corporate Code. However, this provision may not apply where otherwise provided in the regulations regarding the handling of shares.

Current Articles of Incorporation	Proposed Amendments
(New establishment)	**(Rights Related to Odd-Lot Shares)** Art. 11 As to Odd-Lot Shares, the Corporation's shareholders (including beneficiary shareholders, which hereinafter applies) cannot exercise rights other than the following: 1. Rights as per each Item of Art. 189, Paragraph 2, of the Corporate Code 2. Rights to request as per Art. 166, Paragraph 1, of the Corporate Code 3. Rights to have shares and stock acquisition rights allotted according to the number of shares held by the shareholder 4. Rights to make requests stipulated in Article 12
Repurchase of Shares Constituting Less than One Unit of Stock Art. 9 Shareholders (including beneficial shareholders) owning less than one unit of stock may request the Corporation to sell them the additional number of shares required to constitute one unit of stock.	**Repurchase of Shares Constituting Less than One Unit of Stock** Art. 12 Shareholders owning Odd-Lot Shares may request Corporation to sell them the additional number of shares required to constitute one unit of stock.
Handling of Shares Art. 10 The procedures relating to the registration of transfer of shares of the Corporation, registration of lost share certificates, acceptance of notice of beneficial shareholders, purchase or additional purchase of Odd-Lot Shares, other transactions relating to shares, and charges incidental thereto shall be governed by the regulations relating to share handling to be promulgated by the Board of Directors.	**Regulations Regarding the Handling of Shares** Art. 13 The procedures relating to the Corporation's shares, and charges incidental thereto, shall be governed by law or ordinance, or by these Articles of Incorporation and the regulations regarding the handling of shares to be promulgated by the Board of Directors.
Custodian of the Record of Shareholders Art. 11 1) The Corporation shall appoint a custodian of the record of shareholders. 2) Selection of the custodian of the record of shareholders shall be appointed by the Board of Directors, which shall publish the name of the custodian of the record of shareholders and the office where such business will be handled. 3) The register of shareholders of the Corporation, the register of beneficiary shareholders, and the register of lost share certificates, shall be kept at the office of the custodian of the record of shareholders. The registration of transfer of shares, acceptance of notice of beneficiary shareholders, purchase and additional purchase of Odd-Lot Shares, registration of lost share certificates, and other business concerning shares shall be handled by the custodian of the record of shareholders. The Corporation shall not handle such business.	**Custodian of the Record of Shareholders** Art. 14 1) (The same as current) 2) The custodian of the record of shareholders shall be determined by the Board of Directors, which shall publish the name of the Custodian of the Record of Shareholders and the office where such business will be handled. 3) The register of shareholders of the Corporation (including the register of beneficiary shareholders, which hereinafter applies), the original register of stock acquisition rights and the register of lost share certificates, shall be made and kept at the office of the custodian of the record of shareholders. Other business concerning the register of shareholders, the original register of stock acquisition rights and registration of lost share certificates shall be entrusted to the custodian of the record of shareholders. The Corporation shall not handle such business.

8

Current Articles of Incorporation	Proposed Amendments
Record Date Art. 12 1) The shareholders (including beneficial shareholders), who are registered in the register of shareholders as shareholders entitled to execute voting rights at the end of March 31 of each year, shall be the shareholders entitled to execute shareholders' rights at the Ordinary Meeting of Shareholders for the settlement term for accounts. 2) In addition to the preceding paragraph, when necessary, another record date may be fixed by the resolution of the Board of Directors upon prior publication of notice.	(Deleted)
Chapter III: Meeting of Shareholders	**Chapter III: Meeting of Shareholders**
Convocation and Voice Art. 13 An Ordinary Meeting of Shareholders shall be convened in June of each year. A Special Meeting of Shareholders may be convened on occasion as and when necessary.	**Convocation and Voice** Art. 15 (The same as current)
(New establishment)	**Record Date of the Ordinary Meeting of Shareholders** Art. 16 The Record Date of the Ordinary Meeting of Shareholders for shareholders to exercise their voting rights shall be March 31 of each year.
Convening Person Art. 14 1) Unless otherwise provided for by law or ordinance, the Meeting of Shareholders shall be convened by the President in accordance with a resolution of the Board of Directors. 2) If the President is unable to convene the Meeting of Shareholders, one of the other Representative Directors, in the order established in advance by the Board of Directors, shall act for the President.	**Convening Person** Art. 17 (The same as current)

Current Articles of Incorporation	Proposed Amendments
(New establishment)	**Disclosure of Reference Documents for the Meeting of Shareholders via the Internet, Regarded as Fulfillment of the Obligation of Disclosure** Art. 18 In the process of convening the Meetings of Shareholders, the Corporation may deem to provide shareholders with information set forth or indicated in reference materials for the Meetings of Shareholders, business reports, financial statements and consolidated financial statements by way of disclosing such information via the Internet as prescribed by the Ministry of Justice Ordinance.
Chairman Art. 15 1) The President shall be the Chairman of the Meeting of Shareholders. 2) If the President is unable to preside over the Meeting of Shareholders, one of the other Representative Directors, in the order established in advance by the Board of Directors, shall act for the President. 3) The Chairman may adjourn or continue the Meeting of Shareholders in accordance with a resolution of the Meeting of Shareholders, for which no further step shall be required to reconvene the Meeting.	**Chairman** Art. 19 (The same as current)
Method for Approving Resolutions Art. 16 1) Unless otherwise provided for by law or ordinance or by these Articles of Incorporation, for a resolution at the Meeting of Shareholders to be adopted, a majority of votes of the shareholders present is required. 2) The approval of resolutions regulated by Article 343 of the Commercial Code shall require the presence of shareholders holding at least one-third of the total number of shareholder voting rights, and the approval of shareholders representing at least two-thirds of those voting rights.	**Method for Approving Resolutions** Art. 20 1) Unless otherwise provided for by law or ordinance or by these Articles of Incorporation, for a resolution at the Meeting of Shareholders to be adopted, a majority of votes of the shareholders who can exercise voting rights present is required. 2) The approval of resolutions regulated by Article 309, Paragraph 2, of the Corporate Code shall require the presence of shareholders holding at least one-third of the voting rights held by shareholders who can exercise voting rights, and the approval of shareholders representing at least two-thirds of those voting rights.
Proxies Art. 17 Every shareholder entitled to vote at the Meeting of Shareholders may authorize another shareholder of the Corporation who possesses voting rights to act for him as proxy. In the case of such proxy, a power of proxy evidencing such authorization shall be submitted to the corporation.	**Proxies** Art. 21 (The same as current)

Current Articles of Incorporation	Proposed Amendments
Minutes Art. 18 The substance of proceedings at the Meeting of Shareholders and the results thereof shall be entered in the Minutes of Meeting of Shareholders, and the Chairman and Directors who were present thereat shall inscribe their names and affix their seals thereon.	**Minutes** Art. 22 The substance of proceedings at the Meeting of Shareholders, the results thereof and other matters stipulated by law and ordinance shall be entered in the Minutes of the Meeting of Shareholders.
Chapter IV: Directors and Board of Directors	**Chapter IV: Directors and Board of Directors**
Number of Directors Art. 19 The authorized number of Directors of the Corporation shall not exceed 15.	**Number of Directors** Art. 23 (The same as current)
Method of Election Art. 20 1) The Directors shall be elected at the Meeting of Shareholders. 2) A resolution as to election of Directors must be adopted by a majority of votes of those shareholders present at a Meeting where those shareholders have more than one-third of the aggregate number of voting rights. 3) Cumulative voting shall not be adopted in the election of Directors.	**Method of Election** Art. 24 1) (The same as current)) 2) A resolution as to election of Directors must be adopted by a majority of votes of those shareholders present at a Meeting where those shareholders have more than one-third of the aggregate number of voting rights of shareholders who can exercise voting rights. 3) (The same as current)
Term of Office Art. 21 The term of office of Directors shall expire at the Ordinary Meeting of Shareholders convened for the first time after assumption of office.	**Term of Office** Art. 25 The term of office of Directors shall be until the closing of the Ordinary Meeting of Shareholders convened for the first time after their election.
Representative Directors and Managing Directors Art. 22 1) Representative Directors shall be elected by resolution of the Board of Directors. 2) A Chairman of the Board, a certain number of Vice Chairman of the Board, a President, and a certain number of Senior Executive Vice Presidents, Executive Vice Presidents, and Senior Vice Presidents may beappointed by resolution of the Board of Directors.	**Representative Directors and Managing Directors** Art. 26 (The same as current)

Current Articles of Incorporation	Proposed Amendments
Powers and Duties of President Art. 23 1) The President shall have general charge and control of all business and affairs of the Corporation. 2) If the President is unable to perform his duties, one of the other Representative Directors, in the order established in advance by the Board of Directors, shall act for the President.	**Powers and Duties of President** Art. 27 (The same as current)
Convening Person and Chairman of the Board of Directors Art. 24 1) Meeting of the Board of Directors shall be convened by the President and presided over by the Chairman of the Board. 2) If there is no Chairman of the Board or if the Chairman of the Board is unable to preside at the Meeting of the Board of Directors, a Vice Chairman of the Board shall act for the Chairman of the Board in accordance with the order established in advance by the Board of Directors. If the Vice Chairman of the Board is unable to act for the Chairman, the President shall do so.	**Convening Person and Chairman of the Board of Directors** Art. 28 1) (The same as current) 2) If there is no Chairman of the Board or if the Chairman of the Board is unable to preside at the Meeting of the Board of Directors, one of the other directors shall act for the Chairman of the Board in accordance with the order established in advance by the Board of Directors.
Notice of Meetings of the Board of Directors Art. 25 1) Notice of a Meeting of the Board of Directors shall be given to each Director and Auditor 3 days before the meeting date. In the event of an emergency, however, such period may be shortened. 2) If all Directors and Auditors consent to the holding of a Meeting of the Board of Directors, the meeting may be held without such notice.	**Notice of Meetings of the Board of Directors** Art. 29 (The same as current)
Resolutions of the Board of Directors Art. 26 Resolutions of the Board of Directors, to be adopted, require that a majority of all Directors attend the Meeting and that the resolution receive a majority of votes of the Directors present. (New establishment)	**Resolutions of the Board of Directors, etc.** Art. 30 1) Resolutions of the Board of Directors, to be adopted, require that a majority of all Directors who can exercise their voting rights attend the Meeting and that the resolution receive a majority of votes of the Directors present. 2) In case requirements of Art. 370 of the Corporate Code are satisfied, the Corporation regards it as equivalent to a Board of Directors' resolution.

Current Articles of Incorporation	Proposed Amendments
Minutes of the Meeting of the Board of Directors Art. 27 The substance of the proceedings of the Meeting of the Board of Directors and the results thereof shall be entered in the Minutes of the Meeting and the Directors and Auditors present shall inscribe their names and affix their seals thereon.	**Minutes of the Meeting of the Board of Directors** Art. 31 The substance of the proceedings of the Meeting of the Board of Directors and the results thereof as well as other matters stipulated by law and ordinance shall be recorded in the Minutes of the Meeting, and the Directors and Auditors present shall inscribe their names and affix their seals thereon.
Operation of the Board of Directors Art. 28 Matters concerning the operation of the Board of Directors which are not provided herein shall be controlled by regulations of the Board of Directors as promulgated by the Board of Directors.	**Operation of the Board of Directors** Art. 32 Unless otherwise provided for by law or ordinance or by these Articles of Incorporation, matters concerning the operation of the Board of Directors which are not provided herein shall be controlled by regulations of the Board of Directors as promulgated by the Board of Directors.
Compensation Art. 29 With respect to the amount of compensation of Directors, its limit shall be fixed at the Meeting of Shareholders.	**Compensation, etc.** Art. 33 The amount of compensation to Directors and financial benefit such as bonuses that they receive from the Corporation in compensation for execution of duties (hereinafter referred to as "compensation, etc.") shall be fixed by resolution of the Meeting of Shareholders.
Chapter V: Auditors and Board of Auditors	**Chapter V: Auditors and Board of Auditors**
Number of Auditors Art. 30 The authorized number of Auditors of the Corporation shall not exceed 5.	**Number of Auditors** Art. 34 (The same as current)
Method of Election Art. 31 1) The Auditors shall be elected at the Meeting of Shareholders. 2) To prepare for the case when the number of statutory Auditors might be insufficient, the Meeting of Shareholders may elect Substitute Auditors. 3) A resolution as to election of Auditors and Substitute Auditors must be adopted by a majority of votes of those shareholders present at a Meeting where those shareholders have more than one-third of the aggregate number of voting rights. 4)The validity of the election of Substitute Auditors shall expire at the opening of the Ordinary Meeting of Shareholders convened for the purpose of the settlement of accounts for the first fiscal period after their election.	**Method of Election** Art. 35 1) (The same as current) (Deleted) 2) A resolution as to election of Auditors must be adopted by a majority of votes of those shareholders present at a Meeting where those shareholders have more than one-third of the aggregate number of voting rights held by shareholders who can exercise voting rights. (Deleted)

Current Articles of Incorporation	Proposed Amendments
5) Substitute Auditors shall assume the post of Auditors to fill vacancies if the number of statutory Auditors is insufficient	(Deleted)
Term of Office Art. 32 1) The term of office of Auditors shall expire at the Ordinary Meeting of Shareholders convened for the purpose of the settlement of accounts for the last fiscal period within four year after assumption of office. 2) The term of office of Substitute Auditors elected to fill a vacancy under Paragraph 5 of the preceding Art. 31 shall be the same as the remaining term of the retired Auditors.	**Term of Office** Art. 36 1) The term of office of Auditors shall be until the Ordinary Meeting of Shareholders is concluded for the latest fiscal year that ends within four years after their election. (Deleted)
(New establishment)	**Substitute Auditors** Art. 37 1) For the purpose of preparing for the case when the number of statutory Auditors might become insufficient, Substitute Auditors may be elected in the Meeting of Shareholders. 2) A resolution as to election of Substitute Auditors must be adopted by a majority of votes of those shareholders present at a Meeting where those shareholders have more than one-third of the aggregate number of voting rights held by shareholders who can exercise voting rights. 3) The validity of the election of Substitute Auditors shall be until the Ordinary Meeting of Shareholders is concluded for the latest fiscal year that ends within four years after their election. 4) Substitute Auditors shall assume the post of Auditor to fill vacancies if the number of statutory Auditors is insufficient. 5) In case Substitute Auditors assume the post of Auditor as per the preceding section, the term of office shall be until the Ordinary Meeting of Shareholders is concluded for the latest fiscal year that ends within four years after their election as Substitute Auditor.
Notice of Meetings of the Board of Auditors Art. 33 1) Notice of a Meeting of the Board of Auditors shall be given to each Auditor 3 days before the meeting date. In the event of an emergency, however, such period may be shortened. 2) If all Auditors consent to holding of a Meeting of the Board of Auditors, the meeting may be held without such notice.	**Notice of Meetings of the Board of Auditors** Art. 38 (The same as current)

Current Articles of Incorporation	Proposed Amendments
Resolution of the Board of Auditors Art. 34 Unless otherwise provided for by law or ordinance, resolutions of the Board of Auditors shall be adopted by a majority of votes of all Auditors.	**Resolution of the Board of Auditors** Art. 39 (The same as current)
Minutes of the Meeting of the Board of Auditors Art. 35 The substance of the proceedings of the Meeting of the Board of Auditors and the results thereof shall be entered in the Minutes of the Meeting and the Auditors present shall inscribe their names and affix their seals thereon.	**Minutes of the Meeting of the Board of Auditors** Art. 40 The substance of the proceedings of the Meeting of the Board of Auditors and the results thereof as well as matters stipulated by law and ordinance shall be entered in the Minutes of the Meeting and the Auditors present shall inscribe their names and affix their seals thereon.
Operation of the Board of Auditors Art. 36 Matters concerning the operation of the Board of Auditors which are not provided herein shall be controlled by regulations of the Board of Auditors as promulgated by the Board of Auditors.	**Provision for the Board of Auditors** Art. 41 Unless otherwise provided for by law or ordinance or by these Articles of Incorporation, matters concerning the operation of the Board of Auditors which are not provided herein shall be controlled by regulations of the Board of Auditors as promulgated by the Board of Auditors.
Compensation Art. 37 With respect to the amount of compensation of Auditors, its limit shall be fixed at the Meeting of Shareholders.	**Compensation, etc.** Art. 42 The amount of compensation, etc., to Auditors shall be fixed by resolution of the Meeting of Shareholders.
(New establishment)	**Exemption of Liabilities of Auditors** Art. 43. Pursuant to Art. 427, Paragraph 1, of the Corporate Code, the Corporation may enter into an agreement with outside auditors to limit such outside auditors' liabilities for damage attributable to such outside auditors' negligence of duties. However, the upper limit of liabilities based on the agreement shall be the higher of either ¥10 million or the amount provided by law.
(New establishment)	**Chapter VI: Accounting Auditors**
(New establishment)	**Number of Accounting Auditors** Art. 44 The number of Accounting Auditors of the Corporation shall be one .
(New establishment)	**Method of Election** Art. 45 An Accounting Auditor shall be elected upon resolution by the Ordinary Meeting of Shareholders.

Current Articles of Incorporation	Proposed Amendments
(New establishment)	**Term of Office** Art. 46 1) The term of office of the Accounting Auditor shall be until the end of the first Ordinary Meeting of Shareholders convened after his/her election. 2) In case no resolution is made at the Ordinary Meeting of Shareholders as per the preceding section, it shall be assumed that the Accounting Auditor is reelected at the Ordinary Meeting of Shareholders.
(New establishment)	**Compensation, etc.** Art. 47 Compensation, etc., to the Accounting Auditor shall be determined by the Representative Directors with approval of the Board of Auditors.
Chapter VI: Accounting	**Chapter VII: Accounting**
Settlement Term Art. 38 The settlement term for accounts of the Corporation is March 31 of each year.	**Fiscal Year** Art. 48 The Corporation's fiscal year is one year from April 1 of each year through March 31 of the succeeding year.
Payment of Dividends Art. 39 Dividends shall be paid to the shareholders and registered pledges who are registered in the final record in the register of shareholders as of March 31 of each year.	**Record date for Payment of Dividends of Retained Earnings** Art. 49 The Corporation's record date of year-end dividends is March 31 of each year.
Interim Dividend Art. 40 The Corporation may, upon resolution by the Board of Directors, make a monetary distribution (called "interim dividend"), pursuant to the provisions of Art. 293-5 of the Commercial Code, to the shareholders and registered pledges registered in the final record in the register of shareholders as of September 30 of each year.	**Interim Dividend** Art. 50 The Corporation may, upon resolution by the Board of Directors, make a monetary distribution (called an "interim dividend") as of September 30 of each year, which is set to be the record date for the interim dividend.
Time of Conversion of Convertible Bonds Art. 41 As to an initial dividend or interim dividend on shares issued on request for conversion of convertible bonds issued by the Corporation, payment shall be made on the assumption that conversion took place on April 1 if the request for conversion was made from April 1 through September 30 or conversion took place on October 1 if the request for conversion was made from October 1 of one year through March 31 of the succeeding year.	**Time of Conversion of Convertible Bonds** Art. 51 As to an initial year-end dividend or interim dividend on shares issued on request for conversion of convertible bonds issued by the Corporation, payment shall be made on the assumption that conversion took place on April 1 if the request for conversion was made from April 1 through September 30 or conversion took place on October 1 if the request for conversion was made from October 1 of one year through March 31 of the succeeding year.

Current Articles of Incorporation	Proposed Amendments
Period of Exclusion of Dividend Art. 42 If a dividend or interim dividend remains unclaimed after the lapse of 5 years from the day on which such dividend becomes due and payable, the Corporation shall be exempt from liability for payment thereof.	**Period of Exclusion of Dividend** Art. 52 If dividend assets are monetary, and they remain unclaimed after the lapse of 5 years from the day on which such dividend becomes due and payable, the Corporation shall be exempt from liability for payment thereof.

Revisions made on May 1, 2006, in accordance with the enactment of the "Law Concerning Arrangements of Related Laws Due to Enforcement of the Corporate Code" are as follows.

(Underlined part was amended)

Before Amendments	Current Articles of Incorporation
Chapter I: General Provisions (New establishment)	**Chapter I: General Provisions** **Organization** Art. 3:2) The Corporation shall install the following in addition to the Ordinary Meeting of Shareholders and Directors: 1. The Board of Directors 2. Corporate Auditors 3. The Board of Auditors 4. Accounting Auditors
Chapter II: Shares (New establishment)	**Chapter II: Shares** **Issuance of share certificates** Art. 6:2) The Corporation shall issue certificates for shares.
Transfer Agent Art. 11 1) The Corporation shall appoint a share transfer agent for handling shares. 2) Selection of the transfer agent shall be determined by the Board of Directors, which shall publish the name of the agent and the office where such business will be handled. 3) The register of shareholders of the Corporation, the register of beneficiary shareholders, and the register of lost share certificates, shall be kept at the office of the transfer agent. The registration of transfer of shares, acceptance of notice of beneficiary shareholders, purchase and additional purchase of Odd-Lot Shares, registration of lost share certificates, and other business concerning shares shall be handled by the transfer agent.The Corporation shall not handle such business.	**Custodian of the Record of Shareholders** Art. 11 1) The Corporation shall appoint a custodian of the record of shareholders. 2) Selection of the custodian of the record of shareholders shall be determined by the Board of Directors, which shall publish the name of the custodian of the record of shareholders and the office where such business will be handled. 3) The register of shareholders of the Corporation, the register of beneficiary shareholders, and the register of lost share certificates, shall be kept at the office of the custodian of the record of shareholders. The registration of transfer of shares, acceptance of notice of beneficiary shareholders, purchase and additional purchase of Odd-Lot Shares, registration of lost share certificates, and other business concerning shares shall be handled by the custodian of the record of shareholders. The Corporation shall not handle such business.

Proposal 3: Election of nine (9) Directors.

As the term of office of all nine (9) Directors will expire at the end of this ordinary general meeting of shareholders, we propose to elect nine (9) Directors.

The candidates for Director are as follows:

No.	Name (Date of Birth)	Abridged Personal Records, Positions and Duties [Representation in other company] (Unimportant details excluded)	Shares of the company
1	Masamoto Tazaki (Sept. 6, 1935)	Apr. 1958- Joined Kawasaki Aircraft Co., Ltd. (now, Kawasaki Heavy Industries, Ltd.) Jun. 1992- Director Jun. 1996- Senior Vice President Jun. 1997- Executive Vice President Jun. 2000- President Jun. 2005- Chairman of the Board (current position) [Representation in other companies] Representative Director, The Shinko Building, Limited. Chairman, The New Industry Research Organization	137,000 Shares
2	Tadaharu Ohashi (Nov. 9, 1944)	Apr. 1969- Joined Kawasaki Heavy Industries, Ltd. Jun. 2003- Senior Vice President Apr. 2005- Senior Executive Vice President, Assistant to the President Jun. 2005- President (current position)	64,000 Shares
3	Masatoshi Terasaki (Nov. 18, 1942)	Apr. 1966- Joined Kawasaki Heavy Industries, Ltd. Jun. 2002- Senior Vice President Apr. 2005- Senior Executive Vice President, Assistant to the President, in charge of the Management Division of the Head Office (excluding the Auditing Department) (current position)	97,000 Shares

4	Takashi Yoshino (May 29, 1943)	Apr. 1969- Joined Kawasaki Heavy Industries, Ltd.
		Apr. 2001- Executive Officer
		    Vice President, Gas Turbine & Machinery Company (In charge of Technology & Quality Assurance)
		    General Manager, Machinery Division.
		Apr. 2002- Executive Officer
		    Vice President, Gas Turbine & Machinery Company
		    General Manager, Gas Turbine Research & Development Center
		    General Manager, Machinery Division.
		Apr. 2003- Executive Officer
		    President, Gas Turbine & Machinery Company
		Jun. 2003- Senior Vice President
		    President, Gas Turbine & Machinery Company
		    (current position)
			77,000 Shares

5	Akira Matsuzaki (Mar. 1, 1944)	Apr. 1966- Joined then Kawasaki Rolling Stock Mfg Co., Ltd. (now, Kawasaki Heavy Industries, Ltd.)
		Apr. 2001- Executive Officer
		    Vice President, Rolling Stock, Construction Machinery & Crushing Plant Company (In charge of Construction Machinery and Crushing Plant)
		    General Manager, Construction Machinery Division
		Apr. 2004- Executive Officer
		    General Manager, Corporate Technology Division
		Jun.2004- Senior Vice President
		    General Manager, Corporate Technology Division
		    (current position)
			100,000 Shares

6	Chikashi Motoyama (May 10, 1945)	Apr. 1973- Joined Kawasaki Heavy Industries, Ltd. Apr. 2001- Executive Officer 　　　　Vice President, Aerospace Company 　　　　General Manager, Manufacturing Division Jan. 2002- Executive Officer 　　　　Vice President, Aerospace Company 　　　　General Manager, Planning & Control Division 　　　　General Manager, Manufacturing Division Apr. 2003- Executive Officer 　　　　Vice President, Aerospace Company (In charge of Planning & Control and Manufacturing) Apr. 2004- Executive Officer 　　　　President, Aerospace Company Jun. 2004- Senior Vice President 　　　　President, Aerospace Company 　　　　(current position)	92,000 Shares
7	Jiroh Noguchi (Jun. 19, 1944)	Apr. 1970- Joined Kawasaki Heavy Industries, Ltd. Apr. 2001- General Manager, Planning & Control Division, Aerospace Company Jan. 2002- Senior Manager, Personnel & Labor Administration Department Apr. 2002- Executive Officer 　　　　Senior Manager, Personnel & Labor Administration Department Apr. 2005- Executive Officer 　　　　Senior Manager, Corporate Planning Department Jun. 2005- Senior Vice President 　　　　Senior Manager, Corporate Planning Department 　　　　(current position)	71,000 Shares
8	Masashi Segawa (Nov. 22, 1947)	Apr. 1970- Joined Kawasaki Heavy Industries, Ltd. Apr. 2001- General Manager, Manufacturing Division, Rolling Stock, Construction Machinery & Crushing Plant Company Apr. 2003-In charge of Rolling Stock & Construction Machinery Company (President) 　　　　General Manager, Manufacturing Division, Rolling Stock, Construction Machinery & Crushing Plant Company Apr. 2004- Executive Officer 　　　　Vice President, Rolling Stock, Construction Machinery & Crushing Plant Company (In charge of Rolling Stock) Apr. 2005- Executive Officer 　　　　President, Rolling Stock & Construction Machinery Company Jun. 2005- Senior Vice President 　　　　President, Rolling Stock & Construction Machinery Company 　　　　(current position)	42,000 Shares

| 9 | Shinichi Tamba (Jan. 18, 1946) | Apr. 1971- Joined Kawasaki Heavy Industries, Ltd.
Apr. 2000- President, Kawasaki Motors Manufacturing Corp., U.S.A.
Apr. 2004- Executive Officer of the Corporation In charge of President's extraordinary missions
Oct. 2005- Executive Officer Vice President, Consumer Products Machinery Company
Apr. 2006- Executive Officer President, Consumer Products Machinery Company (current position)
[Representation in another company]
President, Kawasaki Motors Corporation Japan | 61,000 |

(Note) There is no special conflict of interest between the Company and the candidates.

No.4: Election of (1) Substitute Corporate Auditor.

As the term of office of the current Substitute Corporate Auditor, Tomoko Sasaki, elected at the 182nd ordinary general meeting of shareholders held on June 28, 2005, will expire, we propose to elect one (1) Substitute Corporate Auditor.

It is proposed that in the event that the candidate for a Substitute Corporate Auditor is elected as the Substitute Corporate Auditor, the election can be cancelled upon approval by the Board of Directors and the Corporate Auditor pursuant to Article 96, Paragraph 2, Item 6, of the Enforcement Regulations of the Corporate Code.

We have obtained the prior approval of the Board of Corporate Auditors on this proposal.

The candidate for Substitute Corporate Auditor is as follows:

Name (Date of Birth)	Brief Personal History	Shares of the company
Tomoko Sasaki (Mar. 2, 1955)	Apr. 1983- Joined Public Prosecutor, Tokyo Apr. 1998- Chief Prosecutor, Public Prosecutor, Tokyo May 1998- Retired from Public Prosecutor, Tokyo Admitted to Bar in Japan Jul. 1998- A member of the House of Councilors Sep. 2003- Parliamentary Secretary of Health, Labour and Welfare Jul. 2004- Resigned as Parliamentary Secretary of Health, Labour and Welfare Expired the term of office of a member of the House of Councilors, Established Sasaki Tomoko Law Office Apr. 2005- Professor, Law School, Teikyo University Jun. 2005- Substitute Corporate Auditor of the Corporation (current position)	0 Share

There is no special conflict of interest between the Company and the candidate.

Ms. Tomoko Sasaki is a candidate for outside corporate auditor as stipulated in Article 2, Section 16 of the Corporate Code.

(Attachment)

Condensed Non-consolidated Balance Sheet

(As of March 31, 2006)

	(In millions of yen)	(In Thousands of U.S.dollars)
Assets :		
Current assets	630,322	5,365,809
Property, plant and equipment	130,830	1,113,735
Other non-current assets	155,920	1,327,319
Total assets	917,072	7,806,863
Liabilities and shareholders' equity :		
Current liabilities	547,704	4,662,507
Long-term liabilities	168,809	1,437,036
Shareholders' equity	200,559	1,707,320
Total liabilities and shareholders' equity	917,072	7,806,863

Condensed Non-consolidated Statement of Income

(For the year ended March 31, 2006)

	(In millions of yen)	(In Thousands of U.S.dollars)
Net sales	845,957	7,201,478
Cost of sales	768,191	6,539,469
Gross profit	77,766	662,009
Selling, general and administrative expenses	47,621	405,394
Operating profit	30,145	256,615
Other income (expenses)	(14,499)	(123,427)
Profit before income taxes	15,646	133,188
Income taxes		
Current	(13,869)	(118,068)
Deferred	11,849	100,872
Net profit	13,626	115,992

(Note) Japanese Yen is translated into U.S. Dollars at the rate of 117.47 Yen per dollar,

the exchange rate at March 31, 2006.

(Attachment)

Condensed Consolidated Balance Sheet

(As of March 31, 2006)

	(In millions of yen)	(In Thousands of U.S.dollars)
Assets :		
Current assets		
Cash on hand and in banks	37,650	320,507
Receivables, less allowance	438,204	3,730,348
Inventories	383,017	3,260,552
Other current assets	57,028	485,469
Total current assets	915,899	7,796,876
Investments and long-term loans		
less allowance :	76,757	653,418
Net Property, plant and equipment :	246,219	2,096,016
Intangible and other assets :	45,210	384,864
Total assets	1,284,085	10,931,174
Liabilities, minority and shareholders' equity :		
Current liabilities:		
Short-term borrowings		
and current portion of long-term debt	162,746	1,385,426
Trade payables	409,942	3,489,759
Advances from customers	98,590	839,278
Other current liabilities	131,381	1,118,422
Total current liabilities	802,659	6,832,885
Long-term liabilities:		
Long-term debt, less current portion	157,057	1,336,997
Others	81,273	691,861
Total long-term liabilities	238,330	2,028,858
Minority interests	5,508	46,889
Shareholders' equity :		
Common stock	92,085	783,902
Capital surplus	42,094	358,338
Retained earnings	100,776	857,887
Net unrealized gain on securities	14,097	120,005
Foreign currency translation adjustments	(11,426)	(97,267)
Treasury stock	(38)	(323)
Total shareholders' equity	237,588	2,022,542
Total liabilities, minority interests and shareholders' equity	1,284,085	10,931,174

(Note) Japanese Yen is translated into U.S. Dollars at the rate of 117.47 Yen per dollar,

the exchange rate at March 31, 2006.

(Attachment)

Condensed Consolidated Statement of Operations

(For the year ended March 31, 2006)

	(In millions of yen)	(In Thousands of U.S.dollars)
Net sales	1,322,487	11,258,083
Cost of sales	1,148,547	9,777,365
Gross profit	173,940	1,480,718
Selling, general and administrative expenses	132,145	1,124,925
Operating income(loss)	41,795	355,793
Other income (expenses):		
Interest and dividend income	3,225	27,454
Equity in income (loss) of non-consolidated subsidiaries and affiliates	(197)	(1,677)
Interest expense	(5,377)	(45,773)
Other, net	(16,146)	(137,448)
Income (loss) before income taxes and minority interests	23,300	198,349
Income taxes	(6,305)	(53,673)
Minority interests in net income of consolidated subsidiaries	(528)	(4,496)
Net income (loss)	16,467	140,180

(Note) Japanese Yen is translated into U.S. Dollars at the rate of 117.47 Yen per dollar,

the exchange rate at March 31, 2006.

EXHIBIT 5

証券コード 7012

平成18年6月27日

株 主 各 位

RECEIVED

2006 AUG -7 A 9: ?6

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

神戸市中央区東川崎町3丁目1番1号
（本社事務所）
神戸市中央区東川崎町1丁目1番3号

川崎重工業株式会社

取締役社長 大 橋 忠 晴

第183期定時株主総会決議ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

　さて、本日開催の当社第183期定時株主総会において、下記のとおり報告並びに決議されましたので、ご通知申しあげます。

敬 具

記

報 告 事 項　1.　第183期$\left(\begin{array}{l}\text{平成17年4月1日から}\\\text{平成18年3月31日まで}\end{array}\right)$営業報告書、貸借対照表及び損益計算書報告の件

　　　　　　　2.　第183期$\left(\begin{array}{l}\text{平成17年4月1日から}\\\text{平成18年3月31日まで}\end{array}\right)$連結貸借対照表及び連結損益計算書並びに会計監査人及び監査役会の連結計算書類監査結果報告の件

　　　本件は、上記の内容を報告いたしました。

第1号議案　第183期利益処分案承認の件

　　　本件は、原案どおり承認可決され、利益配当金は1株につき3円と決定いたしました。

第2号議案　定款一部変更の件

　　　本件は、原案どおり承認可決されました。なお、変更内容につきましては次のとおりです。

　　(1)「会社法」等の施行に伴い以下の変更を行いました。

　　　①　単元未満株式の権利内容を合理的な範囲に制限する規定を新設しました。

② 株主の皆様の権利行使に関する手続きを株式取扱規則の中に定めるため所要の変更を行いました。

③ 株主名簿管理人に新株予約権原簿に関する事務を委託することに関して所要の変更を行いました。

④ 株主総会の招集に際し、株主の皆様へ提供する株主総会参考書類等の一部又は全部について、インターネットを通じて提供することができる規定を新設しました。

⑤ 株主総会における議決権の代理行使について、代理人を議決権を有する他の出席株主1名に限ることに関して所要の変更を行いました。

⑥ 法律に定める要件を満たした場合は、取締役会を開催せずに取締役会の決議があったものとみなす規定を新設しました。

⑦ 補欠監査役に関する定めを独立した条文として新設し、補欠監査役の選任の効力について、4年に伸長することに関して所要の変更を行いました。

⑧ 社外監査役との間に、その責任を限定する契約を締結することを可能とする旨の規定を新設しました。

⑨ 会計監査人の章を新設し、会計監査人の員数、選任方法、任期などに関する規定を新設しました。

⑩ 引用条文の変更、用語の変更及び表現の変更を行うとともに、併せて定款規定の加除、修正及び移設など全般にわたって所要の変更を行いました。

(2) 「会社法」等の施行に伴う変更のほか、字句の修正などを行いました。

第3号議案　取締役9名選任の件
　　　　本件は、原案どおり田﨑雅元、大橋忠晴、寺崎正俊、吉野　隆、松﨑　昭、元山近思、野口二郎、瀬川雅司の各氏が選任され重任し、新たに丹波晨一氏が選任され就任いたしました。

第4号議案　補欠監査役1名選任の件
　　　　本件は、原案どおり佐々木知子氏が補欠監査役に選任されました。

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　以　上

本定時株主総会終了後開催の取締役会において、次のとおり役付取締役が選任され就任いたしました。

取締役会長 (取締役)	田﨑　雅　元		常務取締役 (代表取締役)	元　山　近　思	
取締役社長 (代表取締役)	大　橋　忠　晴		常務取締役 (代表取締役)	野　口　二　郎	
取締役副社長 (代表取締役)	寺　崎　正　俊		常務取締役 (代表取締役)	瀬　川　雅　司	
常務取締役 (代表取締役)	吉　野　　　隆		常務取締役 (代表取締役)	丹　波　晨　一	
常務取締役 (代表取締役)	松　﨑　　　昭				

EXHIBIT 5

RECEIVED

2006 AUG -7 A 9: 76

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 27, 2006

Dear Shareholders

Tadaharu Ohashi

President

Kawasaki Heavy Industries, Ltd.

1-1 Higashikawasaki-cho 3chome,

Chuo-ku, Kobe

RESOLUTIONS OF GENERAL MEETING OF SHAREHOLDERS

We inform you of the resolutions of the 183rd Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. held in Kobe on June 27, 2006 as follows:

Reported:

1. The Business Report, the Non-Consolidated Balance Sheet and the Non-Consolidated Income Statement for the 183rd Business Term (from April 1, 2005 to March 31, 2006)

2. The Consolidated Balance Sheet and the Consolidated Income Statement for the 183rd Business Term (from April 1, 2005 to March 31, 2006), as well as the Audit Reports .

The details of the above documents were reported.

Resolutions:

No.1: Approval of Proposed Appropriation of Retained Earnings for the 183rd Business Term

This proposal was approved as originally proposed. The dividend per ordinary share was determined to be ¥3.

No.2: Partial Amendments to the Articles of Incorporation

This proposal was approved as originally proposed. Revisions are described below.

(1) With the enforcement of the Corporate Code, etc, we amended the Articles of Incorporation as follows.

1) We newly established a provision to limit the content of rights for Odd-Lot Shares to a reasonable range.

2) We made the necessary amendments to stipulate procedures to be taken by shareholders in exercising their voting rights in the regulations regarding the handling of shares.

3) We made the necessary amendments to entrust the Custodian of the Record of Shareholders with handling the original register of the stock acquisition rights.

4) We newly established a provision to allow distribution over the Internet of part or all Reference Documents for the Ordinary General Meeting of Shareholders for shareholders in the event of convocation of the Ordinary General Meeting of Shareholders.

5) We made the necessary amendments to limit the number of proxy votes to one (1) for each shareholder and limit attendance to one designee per shareholders.

6) We newly established a provision to allow such resolutions to be approved without holding a Board of Directors meeting, regarding matters that satisfy requirements of laws and regulations.

7) We made the necessary amendments to create a separate article relating to Substitute Auditors and to prolong the term of office of Substitute Auditors from one (1) year to four (4) years as for the Auditor's term of office.

8) We newly established a provision to enable the Corporation to enter into an agreement with an Outside Auditor to limit liabilities.

9) We newly established an Accounting Auditors chapter to stipulate the number of Accounting Auditors, the method of election, the term of office, etc.

10) We made the necessary amendments throughout the Articles of Incorporation, such as changes in wording, expressions and terms of the current Articles as well as the addition, elimination and relocation of some articles and provisions.

(2) In addition to revisions made in light of the enactment of the Corporate Code, We made the revisions to reflect changes in the use of Japanese characters therein.

No.3: Election of nine (9) Directors

Directors Masamoto Tazaki, Tadaharu Ohashi, Masatoshi Terasaki, Takashi Yoshino, Akira Matsuzaki, Chikashi Motoyama, Jiroh Noguchi, Masashi Segawa and Shinichi Tamba were elected and have taken office.

No.4: Election of one (1) Substitute Corporate Auditor

Substitute Corporate Auditor Tomoko Sasaki was elected.

This translation has been prepared solely for the convenience of shareholders.

-END-

EXHIBIT 6



第 **83** 期

事 業 報 告 書
平成17年4月1日 ▶▶▶ 平成18年3月31日

Kawasaki

川崎重工業株式会社
証券コード：7012

大幅増益を達成

素材価格の上昇など厳しい状況の下、経営全般にわたる収益改善策の推進により増収増益を達成

■当期のポイント

経常利益は308億円と前期より46％増加

■航空宇宙事業、ガスタービン・機械事業及び
　汎用機事業を中心に増益

当期純利益は164億円と前期より43％増加

■退職給付信託設定益など131億円の特別利益と
　事業構造改善損失など207億円の特別損失を計上

有利子負債は5期連続の減少

■資金効率の向上などにより、5年間で約1,800億円の減少

単独 □連結
□ 単独（当期） □連結（当期）

受注高

15,000（億円）



13,516

8,768

12,000

9,000

6,000

3,000

0　第179期　第180期　第181期　第182期　第183期

売上高

15,000（億円）



13,224

8,459

12,000

9,000

6,000

3,000

0　第179期　第180期　第181期　第182期　第183期

経常利益

350（億円）



308

233

300

250

200

150

100

50

0　第179期　第180期　第181期　第182期　第183期

当期純利益

200（億円）



164

136

150

100

50

0　第179期　第180期　第181期　第182期　第183期

1株当たり当期純利益［EPS］

12（円）



11.20

9.27

10

8

6

4

2

0　第179期　第180期　第181期　第182期　第183期

投下資本利益率［ROIC：税引き前］（連結）

6（％）



5.1

5

4

3

2

1

0　第179期　第180期　第181期　第182期　第183期

株主のみなさまへ



取締役社長 **大橋 忠晴**

「質主量従」の経営方針

盛夏の候、株主のみなさまにはますますご清栄のこととお喜び申しあげます。

川崎重工グループ第183期（平成17年度）事業報告書をお届けするにあたり、一言ご挨拶申しあげます。

■当期の営業概況

当期における経営環境は、個人消費や輸出の増加、企業収益の拡大による民間設備投資の増加により、国内景気は拡大基調で推移しました。海外においても米国や中国をはじめ景気の拡大が続いており、欧州も景気が回復しつつあるなど、総じて堅調に推移しました。しかしながら、国内の公共工事は依然として低調であるほか、一般鋼材価格や原油価格の高止まりに加え、アルミ・チタン等高級素材の急騰及び供給不足が生じるなど、当グループを取り巻く環境は予断を許さない状況が続きました。

このような経営環境の下、当グループは積極的に事業活動を展開し、売上高につきましては、航空宇宙事業、汎用機事業を中心に増加し、1兆3,224億円と前期を808億円上回りました。

利益面につきましては、引き続き経営全般にわたる収益改善諸施策を積極的に推進した結果、経常利益は308億円と前期を98億円上回りました。

特別損益につきましては、退職給付信託設定益など、131億円の特別利益を計上いたしました。一方、航空宇宙事業において経営資源の配分を見直したことによる事業構造改善損失及び固定資産減損損失など、207億円の特別損失を計上いたしました。これらの結果、当期純利益は164億円と前期を49億円上回りました。

また、当期の単独業績につきましては、売上高8,459億円、経常利益233億円、当期純利益136億円となりました。

を深化させ、企業価値の向上を目指します

利益配分につきましては、内部留保の充実に配慮しつつ、業績に見合った配当を安定的に継続することを基本方針としており、この方針に基づいて総合的に勘案した結果、前期より50銭増額し、1株あたり3円を配当させていただくことといたしました。

▌経営戦略

当グループは、安定的な収益基盤を確立し、持続的な成長を果たすために、「質主量従」の経営方針をさらに深化させ、引き続き収益力強化や事業構造の改革のための諸施策を着実に推進してまいります。収益力の強化という点においては、収益の源泉は技術力にあるという基本に立ち返って、技術力の強化を図り、開発力や生産技術力を向上させ、製品力を高めるとともに、コストダウンを徹底いたします。また、多くの製品が厳しい競争環境にさらされている中で、お客様の潜在的ニーズに的確に応え製品の非価格競争力を高めていくために、営業から企画・設計・製造・サービスなどの事業活動のあらゆる段階において、お客様にとって価値のある製品やサービスの提供を目的としたマーケティング活動を強化してまいります。

事業構造の改革という点では、事業の選択と集中という方針の下で、それぞれの事業における将来ビジョンを明確にし、経営資源を将来性のある事業・製品分野に集中してまいります。まず、中核・育成事業と位置付けている汎用機事業、航空宇宙事業、車両事業、ガスタービン・機械事業に経営資源を重点投入し、これらの事業を収益の柱として強化しています。一方、構造改革事業と位置付けている船舶事業、プラント・環境・鉄構事業については、抜本的な構造改革にこの数年間取り組んでおり、この一環として、環境事業は、本年10月に分社・独立することにいたしました。分社を契機として、経営のフレキシビリティを高める一方で、スリム化により事業体質を改善するとともに、コア技術を中心とした技術開発力と、コスト競争力の着実な強化を図り、将来的な発展を目指してまいります。

▌コンプライアンス（法令遵守）

昨年、鋼鉄製橋梁工事の受注に関して、当社を含む業界の多数の企業が独占禁止法違反で起訴され、公正取引委員会の審決を受けました。当グループでは二度とこうした事態を招かないために、グループを挙げて再発防止に努め、コンプライアンスを一層重視した経営を行ってまいります。従来より、企業倫理に関する社内規則の整備、階層別教育の実施、各種ガイドブックの配付、各組織での法令遵守自主点検委員会の設置など、遵守すべき各種法令等の内容についての周知を図ってまいりましたが、今後ともこれをさらに徹底してまいりたいと考えております。

当グループは、このように事業全般にわたって収益力の強化や事業構造改革のための諸施策を着実に実行し、企業価値の向上を目指していく所存でありますので、株主のみなさまにおかれましては、今後とも一層のご支援とご協力を賜りますようお願い申しあげます。

平成18年6月

取締役社長　大橋忠晴
（おおはし　ただはる）

4

船舶事業

当期の概況



LNG運搬船「NIZWA LNG」

受注高は、LNG船3隻、LPG船1隻、ばら積み貨物船10隻、VLCC1隻、潜水艦1隻の計16隻を受注したことにより、1,283億円となり、前期よりかなり減少しました。

売上高は、LNG船、ばら積み貨物船などの売上計上により、1,096億円となり、前期より大幅に増加しました。

営業利益は、資材費上昇の影響などにより、前期より大幅に減少し、17億円の損失となりました。

売上高構成比
8.3%



□ 受注高　▨ 売上高

第181期	1,237 / 949
第182期	1,558 / 970
第183期	1,283 / 1,096

（億円）
0　　500　　1,000　　1,500　　2,000　　2,500

□ 営業損益

第181期	-23
第182期	10
第183期	-17

-50　　　0　　　50　　100（億円）

船舶事業のプロフィール



VLCC「OTOWASAN」

船舶部門は、（株）川崎造船が担当しており、これまでの豊富な建造実績から、その専門技術と製品の信頼性に対し高い評価を得ています。

LNG運搬船、LPG運搬船、VLCC、ばら積み貨物船などを坂出、神戸両工場で建造し、素材、エネルギー、製品などの海上輸送手段を提供することにより、世界経済の発展を支えています。さらに、神戸工場では潜水艦の建造・修理を手掛け、国防の一翼を担っています。また、中国南通市において船舶建造事業を営む合弁会社（NACKS）を運営しており、その事業の伸長に合わせて第2期拡張工事に着手しています。

今後も船舶の設計、建造、品質保証に必要な技術に一層磨きをかけ、事業の持続的発展を目指します。



潜水艦「やえしお」

5

セグメント別の状況
車両事業

当期の概況

受注高は、北米向け通勤電車など海外向け大型案件の受注により、2,031億円となり、前期よりかなり増加しました。

売上高は、海外においては台湾高速鉄道向け車両の納入などもあり、堅調に推移したものの、前期よりわずかに減少し、1,683億円となりました。

営業利益は、建設機械部門の収益性向上などにより、88億円となり、前期よりかなり増加しました。

売上高構成比
12.7%


ニューヨーク市交通局向け次世代地下鉄車両（R160）

☐ 受注高　☐ 売上高



第181期	1,533 / 1,205
第182期	1,783 / 1,717
第183期	2,031 / 1,683

（億円）

☐ 営業損益



第181期	43
第182期	77
第183期	88

（億円）

車両事業のプロフィール

車両部門は、新幹線電車から、特急電車、通勤電車、地下鉄電車、モノレール、新交通システムにいたる、各種鉄道車両を手掛けています。また、アメリカ唯一の鉄道車両一貫製造工場を有し、年産200両の能力をもって本格稼動しており、世界の車両需要に応えています。

建設機械部門は、ホイールローダをはじめとして、各種転圧機械、坑内用機械、さらに除雪機など、国土開発に貢献する様々な製品を相次いで開発・製品化しています。その販売先は、国内はもとより、米国やアジア、ヨーロッパ各国など世界各地に拡大しています。



札幌市交通局向け8000形車両

パナマ運河庁（ACP）向け船舶牽引機関車

航空宇宙事業



ボーイング787

受注高は、ボーイング777型旅客機分担製造品を中心に民需が増加したことにより、2,292億円となり、前期よりわずかに増加しました。

売上高は、防衛庁向け次期固定翼哨戒機及び次期輸送機開発案件の増加に加え、ボーイング777型旅客機分担製造品の増加などにより、2,185億円となり、前期よりかなり増加しました。

営業利益は、売上高の増加により97億円となり、前期より大幅に増加しました。

売上高構成比
16.5%

□ 受注高　□ 売上高



	受注高	売上高
第181期	2,162	1,737
第182期	2,147	1,882
第183期	2,292	2,185

(億円)

□ 営業損益



	営業損益
第181期	42
第182期	60
第183期	97

(億円)

航空宇宙部門は、わが国を代表する機体メーカーとして、防衛庁向けには、主契約企業として次期固定翼哨戒機（P-X）及び次期輸送機（C-X）の国産開発、掃海・輸送並びに南極輸送支援用ヘリコプターの生産を進めているほか、国産観測ヘリコプターOH-1など多彩な機種の製造、修理を手掛けています。民需製品においては、米国ボーイング社とのB777などの旅客機の共同開発、分担製造や、わが国最初の国産開発ヘリコプターであるBK117の製造販売など、幅広く事業を展開しています。また、現在、ボーイング社と次世代航空機であるB787の共同開発を進めています。



次期固定翼哨戒機（P-X）

次期輸送機（C-X）

ガスタービン・機械事業

当期の概況


ガスタービンコンバインドサイクル発電設備

受注高は、ガスタービン部門のトレントなど民間航空機用エンジン分担製造品が増加したことにより、1,880億円となり、前期よりかなり増加しました。

売上高は、民間航空機用エンジン分担製造品の増加などにより、1,614億円となり、前期よりかなり増加しました。

営業利益は、売上高の増加や新型ガスタービン初期コストの負担減少などにより、68億円となり、前期より大幅に増加しました。

売上高構成比
12.2%

☐ 受注高 ☐ 売上高



第181期	1,299	1,364
第182期	1,626	1,413
第183期	1,880	1,614

（億円）
0 500 1,000 1,500 2,000 2,500

☐ 営業損益



第181期	45
第182期	26
第183期	68

0 30 60 90（億円）

ガスタービン・機械事業のプロフィール

ガスタービン部門では、航空機用ジェットエンジン、船舶用ガスタービン、非常用発電装置、コージェネレーションシステムなど、陸・海・空の分野にわたるガスタービンエンジンを幅広く取り扱っています。V2500、トレントなどの国際共同開発・生産事業や各種国家プロジェクトにも参画し、積極的に事業展開を図っています。一方、国内における中小型非常用発電設備の分野では、常にトップシェアを堅持しています。

機械部門では、LNG船用蒸気タービン、ディーゼル主機関、推進用プロペラなど、舶用推進機械全般を手掛ける一方で、陸上分野でも発電用蒸気タービンや天然ガス圧送設備、風洞装置などを取り扱っており、幅広い事業を展開しています。


L20Aガスタービン

舶用蒸気タービン

8

プラント・環境・鉄構事業


エコクリーンプラザみやざき　リサイクル施設


売上高構成比
12.4%

受注高は、選別受注を徹底したことなどにより、前期より大幅に減少し、973億円となりました。

売上高は、プラント部門の海外大型案件の減少などにより、前期よりかなり減少し、1,645億円となりました。

営業損益は、国内環境プラント工事で受注工事損失引当金を計上した一方、プラント部門の損失が減少したことなどにより、前期より大幅に改善したものの、84億円の損失となりました。

□ 受注高　□ 売上高



	受注高	売上高
第181期	1,561	1,914
第182期	1,264	1,910
第183期	973	1,645

（億円）

□ 営業損益



	営業損益
第181期	12
第182期	-144
第183期	-84

（億円）

プラント・環境・鉄構事業のプロフィール

6.63mシールド掘進機



プラント部門は、セメントプラント、化学プラントをはじめとした「産業プラント」、発電プラントを中心とした「エネルギープラント」など、様々なプラントの計画、設計から、建設、試運転まで一貫して手掛けています。

環境部門は、廃棄物や汚水の処理にも積極的に取り組み、都市ごみや産業廃棄物の焼却プラント、ガス化溶融炉、下水処理・汚泥焼却プラントなど、幅広く環境保全設備を手掛けています。

鉄構部門は、豊かな経験と高度な技術力により、LNGタンクなどの各種貯蔵施設、シールド掘進機、ロケット組立発射設備、空港関連設備、各種鋼構造製品など、多岐にわたる製品を手掛け、信頼性の高い社会資本を提供しています。

中国向け排煙脱硫装置

汎用機事業

当期の概況



ZZR1400

売上高は、北米・欧州向け二輪車の販売増に加え、国内向けの産業用ロボットの売上も増加したことにより、3,669億円となり、前期より増加しました。

営業利益は、増収効果などにより198億円となり、前期よりかなり増加しました。

売上高構成比
27.8%

□ 売上高



第181期	3,183
第182期	3,384
第183期	3,669

0　1,000　2,000　3,000　4,000　5,000 (億円)

□ 営業損益



第181期	72
第182期	167
第183期	198

0　70　140　210 (億円)

汎用機事業のプロフィール

汎用機部門は、モーターサイクル、ATV（四輪バギー）、Jet Ski®などのレジャー製品から多用途四輪車MULE、汎用ガソリンエンジンまで、一般消費者向けの様々な製品・事業を展開しています。なかでも、スーパースポーツ「NINJA ZX-10R」「NINJA ZX-6R」をはじめとする各種モーターサイクルは、個性と性能の高さで世界中のライダーの熱烈な支持を得ており、「Kawasaki」ブランドのイメージ高揚に貢献しています。

ロボット部門は、1969年に日本で初めて産業用ロボットを国産化して以来、組立・ハンドリング、溶接、塗装、半導体製造などの多様なニーズに的確に対応し、卓越した技術と高い信頼性で、常に業界をリードしています。



MULE 610 4x4



ZX165U

10

当期の概況



超小型カメラ安定装置

売上高は、中国向けが引き続き好調な油圧機器部門が高水準で推移したことにより、1,330億円となり、前期よりわずかに増加しました。

営業利益は、67億円となり、前期より大幅に増加しました。

売上高構成比
10.1%

□ 受注高　□ 売上高



第181期	1,289 / 1,247
第182期	1,253 / 1,286
第183期	1,385 / 1,330

0　500　1,000　1,500　2,000　2,500 (億円)

□ 営業損益



第181期	30
第182期	49
第183期	67

0　30　60　90(億円)

その他事業のプロフィール


建設機械用各種油圧機器

　（株）カワサキプレシジョンマシナリは、油圧ポンプ、モータ、バルブなどの油圧機器をはじめ、産業機械用各種油圧装置、甲板機械、電動舵取機などの各種舶用油圧装置にいたるまで、幅広く生産しています。また最新の電気・電子制御技術を生かした製品も市場に提供しています。今後も優れた研究陣と実験設備をもって、常により新しい技術と製品の開発に取り組み、品質の向上、製品の安定供給に注力しています。

　また、主な「その他事業」としては、川重商事（株）、（株）カワサキライフコーポレーションが、それぞれ商業や福利施設管理などの諸事業を営んでいます。


新浦安社宅

11



Corporate Social Responsibility Report

子供たちが健やかに暮らせる地球のために

人間が生きていくうえで絶対に欠くことができない「水」。

地球は、「水の惑星」ですが、97%以上を海水が占め、私たちが日常の生活で利用できる川や湖の淡水は、地球全体の0.01%とごくわずかです。いま、この有限で貴重な「水」が、使用量の増加により世界中で急速に減少してきています。

世界では、10億人以上が衛生的な飲料水を得ることができず、汚れた「水」が原因で、8秒に1人の割合で子供が死亡しています。推計によると2050年までに世界中で24億人の人々が危機的状況に直面すると言われています。



下水汚泥から、吸着能力を有した付加価値の高い
活性炭化製品を製造することができる「汚泥活性炭化設備」

その一例として、排水の高度処理・再利用や、汚泥の減容化・再資源化ができる設備の開発、また、海水を淡水化し、水道水を供給できる設備の開発など、「水」の有効利用に積極的に取り組んでいます。

子供たちが健やかに暮らせる地球を守っていくために、川崎重工はあらゆる努力を惜しみません。



「水」が地球環境と生物にとって極めて重要かつ深刻な問題の一つとなり、「水の時代」とも言われる21世紀 – 。

川崎重工は、総合エンジニアリングメーカーとして、限りある水資源を保全し、子供たちに青く澄んだ「水」を残していくために、幅広い分野で培った技術を結集して新技術の開発・提案を展開し、あるべき水環境の創造に努めています。



逆浸透膜によって海水を淡水化して
水道水を供給することができる「海水淡水化設備」

連結貸借対照表

連結貸借対照表

（単位：百万円）

科　目	当　期 平成18年3月31日現在	前　期 平成17年3月31日現在
資産の部		
流動資産	**915,899**	**837,004**
現金及び預金	37,650	44,628
受取手形及び売掛金	422,551	402,254
たな卸資産	383,016	332,333
その他	76,510	63,801
貸倒引当金	△3,829	△6,013
固定資産	**368,186**	**357,467**
有形固定資産	246,219	243,166
建物及び構築物	92,674	93,318
機械装置及び運搬具	59,982	57,260
土地	65,732	67,997
その他	27,830	24,589
無形固定資産	15,795	14,773
投資その他の資産	106,171	99,527
投資有価証券	56,423	65,238
その他	53,612	38,947
貸倒引当金	△3,865	△4,657
資産合計	**1,284,085**	**1,194,472**

（単位：百万円）

科　目	当　期 平成18年3月31日現在	前　期 平成17年3月31日現在
負債の部		
流動負債	**802,659**	**698,482**
支払手形及び買掛金	409,942	348,388
短期借入金	133,627	126,996
前受金	98,589	106,574
その他	160,499	116,522
固定負債	**238,330**	**289,835**
社債	103,062	153,677
長期借入金	53,994	53,601
その他	81,273	82,556
負債合計	**1,040,989**	**988,317**
少数株主持分	**5,507**	**4,690**
資本の部		
資本金	92,084	81,427
資本剰余金	42,094	31,389
利益剰余金	100,775	88,703
その他有価証券評価差額金	14,097	16,910
為替換算調整勘定	△11,426	△16,842
自己株式	△38	△122
資本合計	**237,588**	**201,464**
負債、少数株主持分及び資本合計	**1,284,085**	**1,194,472**

流動資産／流動負債

総資産は、1兆2,840億円と前期末より896億円増加しました。受注増加の影響などにより、売掛債権、たな卸資産及び買掛債務が増加しました。

有利子負債

利益の伸びに加え、資金効率の向上への取り組みのほか、社債の株式転換が進んだ結果、有利子負債の圧縮がさらに進み、前期末より340億円減少し、期末残高は3,198億円となり、5年間で約1,800億円減少しました。

連結損益計算書　連結剰余金計算書
連結キャッシュ・フロー計算書

連結損益計算書

（単位：百万円）

科　目	当　期 平成17年4月1日から 平成18年3月31日まで	前　期 平成16年4月1日から 平成17年3月31日まで
売上高	1,322,487	1,241,591
売上原価	1,148,547	1,088,218
売上総利益	173,940	153,373
販売費及び一般管理費	132,145	128,629
営業利益	41,794	24,744
営業外収益	11,119	11,020
営業外費用	22,029	14,720
経常利益	30,885	21,044
特別利益	13,177	2,864
特別損失	20,762	3,345
税金等調整前当期純利益	23,300	20,564
法人税、住民税及び事業税	24,147	15,868
法人税等調整額	△ 17,842	△ 7,373
少数株主利益	528	589
当期純利益	16,467	11,478

売上高

航空宇宙事業、汎用機事業を中心に増加し、1兆3,224億円と前期より808億円増加しました。

経常利益／当期純利益

経常利益は、売上の増加などにより、308億円と前期より98億円増加しました。
当期純利益は、164億円と前期より49億円増加しました。

連結剰余金計算書

（単位：百万円）

科　目	当　期 平成17年4月1日から 平成18年3月31日まで	前　期 平成16年4月1日から 平成17年3月31日まで
資本剰余金の部		
資本剰余金期首残高	31,389	31,388
資本剰余金増加高	10,704	1
自己株式処分差益	(46)	(1)
転換社債型新株予約権付社債の 　新株予約権行使による増加高	(10,657)	(—)
資本剰余金期末残高	42,094	31,389
利益剰余金の部		
利益剰余金期首残高	88,703	80,468
利益剰余金増加高	16,467	11,478
当期純利益	(16,467)	(11,478)
利益剰余金減少高	4,395	3,243
配当金	(3,606)	(2,885)
役員賞与	(84)	(38)
連結子会社の会計期間変更による減少高	(—)	(221)
その他	(705)	(98)
利益剰余金期末残高	100,775	88,703

連結キャッシュ・フロー計算書

（単位：百万円）

科　目	当　期 平成17年4月1日から 平成18年3月31日まで	前　期 平成16年4月1日から 平成17年3月31日まで
営業活動によるキャッシュ・フロー	45,760	71,422
投資活動によるキャッシュ・フロー	△ 36,510	△ 17,714
財務活動によるキャッシュ・フロー	△ 16,720	△ 51,839
現金及び現金同等物に係る換算差額	703	180
現金及び現金同等物の増加額又は減少額(△)	△ 6,767	2,048
現金及び現金同等物の期首残高	44,385	42,375
連結子会社の会計期間変更による 現金及び現金同等物の期首減少高	—	△ 38
連結除外に伴う現金及び現金同等物の減少高	△ 112	△ 0
現金及び現金同等物の期末残高	37,505	44,385

連結キャッシュ・フロー計算書

当期の連結キャッシュ・フローは、営業活動において457億円の資金の純増となり、投資活動においては、設備投資などにより365億円の資金の純減、財務活動においては借入債務の圧縮を進めたことで167億円の資金の純減となりました。これらの結果、当期の現金及び現金同等物期末残高は、前期末より68億円減少し、375億円となりました。

14

単独貸借対照表

単独貸借対照表

(単位：百万円)

科 目	当 期 平成18年3月31日現在	前 期 平成17年3月31日現在
資産の部		
流動資産	**630,321**	**622,416**
現金預金	24,578	32,332
受取手形・売掛金	307,004	298,853
たな卸資産	225,170	206,279
その他	74,241	87,721
貸倒引当金	△ 672	△ 2,770
固定資産	**286,750**	**290,477**
有形固定資産	130,830	130,277
建物	40,214	40,006
機械装置	27,870	27,952
土地	36,369	38,831
その他	26,375	23,487
無形固定資産	9,459	9,150
投資その他の資産	146,460	151,048
投資有価証券	43,094	51,645
関係会社株式	82,264	72,912
関係会社出資金	1,537	3,408
その他	22,350	27,071
貸倒引当金	△ 2,786	△ 3,987
資産合計	**917,072**	**912,894**

(単位：百万円)

科 目	当 期 平成18年3月31日現在	前 期 平成17年3月31日現在
負債の部		
流動負債	**547,704**	**512,535**
支払手形・買掛金	306,279	285,853
短期借入金	85,010	75,241
前受金	53,457	74,629
その他	102,956	76,810
固定負債	**168,808**	**228,725**
社債	103,062	151,677
長期借入金	42,900	44,012
その他	22,846	33,035
負債合計	**716,513**	**741,261**
資本の部		
資本金	**92,084**	**81,427**
資本剰余金	**39,910**	**29,205**
資本準備金	39,861	29,204
その他資本剰余金	48	1
利益剰余金	**55,598**	**45,619**
任意積立金	7,606	8,257
当期未処分利益	47,992	37,361
株式等評価差額金	**12,993**	**15,493**
自己株式	**△ 28**	**△ 113**
資本合計	**200,558**	**171,632**
負債・資本合計	**917,072**	**912,894**

単独損益計算書
利益処分

単独損益計算書

（単位：百万円）

科　目	当　期 平成17年4月1日から 平成18年3月31日まで	前　期 平成16年4月1日から 平成17年3月31日まで
売上高	845,957	876,233
売上原価	768,191	812,961
販売費及び一般管理費	47,621	53,232
営業利益	30,144	10,038
営業外収益	11,715	11,849
営業外費用	18,488	10,531
経常利益	23,371	11,357
特別利益	12,901	2,864
特別損失	20,626	3,139
税引前当期純利益	15,645	11,081
法人税、住民税及び事業税	13,869	9,419
法人税等調整額	△ 11,849	△ 6,273
当期純利益	13,625	7,935
前期繰越利益	34,366	29,426
当期未処分利益	47,992	37,361

利益処分

（単位：百万円）

科　目	当　期
当期未処分利益	47,992
特別償却積立金戻入額	222
固定資産圧縮積立金戻入額	186
固定資産圧縮特別勘定積立金戻入額	95
計	48,497

これを次のとおり処分します。

配当金（1株につき3円）	4,672
特別償却積立金	131
固定資産圧縮積立金	540
次期繰越利益	43,151

会社概要・役員
株式の状況・大株主・株主メモ他

🔲 会社概要 （平成18年3月31日現在）

創　　立	明治29年10月15日
資 本 金	92,084,962,505円
従 業 員	9,909名
事 業 所	神戸本社
	神戸市中央区東川崎町1丁目1番3号
	東京本社
	東京都港区浜松町2丁目4番1号

🔲 役　　員 （平成18年6月27日現在）

取締役会長	田 﨑 雅 元	執行役員	三 嶋 和 彦
取締役社長	大 橋 忠 晴	執行役員	大 山 正 俊
取締役副社長	寺 崎 正 俊	執行役員	能 勢 修 一
常務取締役	吉 野　　隆	執行役員	中 野 民 雄
常務取締役	松 﨑　　昭	執行役員	堀 川 英 嗣
常務取締役	元 山 近 思	執行役員	服 部　　晃
常務取締役	野 口 二 郎	執行役員	長谷川　　聰
常務取締役	瀬 川 雅 司	執行役員	浅 野 雄 一
常務取締役	丹 波 晨 一	執行役員	鈴 木 伸 一
監 査 役	上 田 忠 男	執行役員	山 口　　徹
監 査 役	田 上　　朗	執行役員	村 山　　滋
監 査 役	川 本　　洋	執行役員	髙 尾 光 俊
監 査 役	土 井 憲 三	執行役員	木野内 総 介
執 行 役 員	浜 田　　滋	執行役員	河 村 義 雄
執 行 役 員	三 原 修 二	執行役員	松 岡 京 平
執 行 役 員	田 中 德 夫	執行役員	山 下 清 司
執 行 役 員	糸 賀 興 右	執行役員	菅 原 健 史
執 行 役 員	天 江 文 昭		

🔲 株式の状況 （平成18年3月31日現在）

会社が発行する株式の総数	3,360,000,000株
発行済株式総数	1,557,714,707株
株主総数	144,073名

🔲 大株主 （平成18年3月31日現在）

株主名	所有株式数	比率
日本マスタートラスト信託銀行株式会社（信託口）	77,706,000株	4.98%
日本トラスティ・サービス信託銀行株式会社（信託口）	65,267,000株	4.18%
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	57,443,650株	3.68%
日本生命保険相互会社	54,016,659株	3.46%
東京海上日動火災保険株式会社	50,199,589株	3.22%
川崎重工業従業員持株会	38,498,296株	2.47%
川崎重工共栄会	30,058,192株	1.92%
JFEスチール株式会社	27,634,400株	1.77%
日本興亜損害保険株式会社	27,521,999株	1.76%
株式会社三井住友銀行	26,828,453株	1.72%



ホームページのご案内
当社の事業活動や製品情報、投資家情報などに関する詳しい情報を、ご覧いただけます。
http://www.khi.co.jp

ご案内

□ **株主メモ**

事業年度	4月1日から翌年3月31日まで
定時株主総会	6月下旬
基準日	3月31日
株主名簿管理人	中央三井信託銀行株式会社
同事務取扱場所	〒541-0041
	大阪市中央区北浜二丁目2番21号
	TEL：0120-78-2031(フリーダイヤル)
	中央三井信託銀行株式会社
	大阪支店　証券代行部
同取次所	中央三井信託銀行株式会社
	本店、全国各支店
	日本証券代行株式会社
	本店、全国各支店

＜住所変更の手続きについて＞
新市制の施行や町村合併、住居表示の変更又は転居などにより、ご住所が変更になったときは、株主名簿の変更手続きが必要となります。手続きをお忘れになると株主総会招集ご通知や配当金などのお受け取りができなくなりますので、お早めにお手続きいただきますようお願いいたします。

＜郵便貯金口座配当金受取サービスについて＞
配当金のお受け取りは、銀行口座に加え、郵便貯金口座（通常貯金口座）へのお振込も可能です。ご希望の株主様は、下記株主名簿管理人あて配当金振込指定書をご請求のうえお申し込みください。

○ **事務のお取扱い**（電話お問い合わせ・郵便物送付先）
中央三井信託銀行株式会社証券代行部（証券代行事務センター）
〒168-0063　東京都杉並区和泉二丁目8番4号
TEL：0120-78-2031(午前9時～午後5時)

◆ 住所変更、名義書換請求などに必要な用紙のご請求は、
株主名簿管理人のフリーダイヤル **0120-87-2031** で
24時間受付しております。

● **表紙写真**
海上自衛隊向けMCH-101掃海・輸送ヘリコプター

　当社は、ヨーロッパで開発・製造された中型ヘリコプター「EH-101」をベースとする「MCH-101掃海・輸送ヘリコプター」及び「CH-101南極輸送支援ヘリコプター」の機体及びエンジンのライセンス国産製造に関する主契約会社として、防衛庁より選定されています。
　本年3月には「MCH-101掃海・輸送ヘリコプター」初号機を納入しました。引き続き、2号機及び「CH-101南極輸送支援ヘリコプター」初号機のライセンス製造に着手しています。


------ 切り取ってご利用下さい ✂ ------

川崎重工業株式会社

ご来場の際は本券を切り離してご持参下さい。

------ 切り取ってご利用下さい ✂ ------

川崎重工業株式会社

ご来場の際は本券を切り離してご持参下さい。

Open! カワサキワールド
Kawasaki Good Times World

平成18年5月17日、当社の企業ミュージアム
「カワサキワールド」が神戸海洋博物館内にオープンしました。
株主のみなさまも、ぜひ一度ご覧ください。

主な展示内容
・ヒストリーコーナー（歴史紹介）
・カワサキワールドシアター（製品紹介）
・モーターサイクルギャラリー
・陸のゾーン　〜新幹線実物展示
　　　　　　　　鉄道模型コーナー
・海のゾーン　〜船のシアター（進水式体験）
・空のゾーン　〜ヘリコプター実物展示
　　　　　　　　フライトシミュレーター
・地球環境コーナー
・パフォーマンスロボット







●飛行機で　「神戸空港」からタクシーで約20分
●新幹線で　「新神戸駅」からタクシーで約15分
●電車で
　市営地下鉄海岸線「みなと元町駅」から徒歩約10分
　JR・阪神「元町駅」から徒歩約15分
　神戸高速（阪急・山陽）「花隈駅」から徒歩約15分
●シティループで
　「地下鉄三宮駅前（西行）」乗車約15分
　「中突堤（ポートタワー前）」下車徒歩1分
●車・タクシーで
　JR・阪神・阪急「三宮駅」から約10分
　JR・阪神「元町駅」から約5分
　阪神高速道路「京橋ランプ」から約5分
　ハーバーハイウェイ「新港ランプ」から約5分
　※周辺には駐車場（有料）があります。

--- 切り取ってご利用下さい  ---

カワサキワールド
Kawasaki Good Times World

株主様ご招待券（1名様無料）

平成18年9月30日まで有効

--- 切り取ってご利用下さい ✂ ---

カワサキワールド
Kawasaki Good Times World

株主様割引ご優待券（本券1枚で5名様まで有効）

◆大人100円割引、小人(小中学生)50円割引!

平成18年9月30日まで有効

神戸海洋博物館入館料

大人	500円	小人(小中学生)	250円

（※）入館料には、各種割引があります。
（※）カワサキワールドの入場料は、神戸海洋博物館の入館料に含まれています。

開館時間　午前10時〜午後5時（入館は午後4時30分まで）
休館日　毎週月曜日（月曜日が祝日の場合は翌日に休館）
　　　　　　年末年始（12月29日から1月3日）
お問い合わせ　神戸海洋博物館　TEL:078-327-8983 FAX:078-332-4739
　　　　　　　　http://www.khi.co.jp/kawasakiworld/

川崎重工業株式会社
TEL：078-371-9533（総務部株式担当）

この報告書は古紙100%、白色度82%の再生紙を
使用し、VOC（揮発性有機化合物）の発生の少な
い植物性の大豆油インキで印刷しています。

EXHIBIT 6
(Brief description)

Annual Business Report to the Shareholders (The 183th Business Term)

[Financial Highlights]

[Greetings]

[Outline of Business]

Shipbuilding
Rolling Stock & Construction Machinery
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Others

[Topics]

[Interim Consolidated Financial Statements March 31, 2006]

[Interim Non-Consolidated Financial Statements March 31, 2006]

[Corporate Data]

Date of Foundation
Paid-in Capital
Number of Employees
Head Office
Board of Directors
Number of Shares Outstanding
Number of Shareholders
Major Shareholder



川崎重工業株式会社 www.khi.co.jp 広報室 （東京）Tel. (03) 3435-2130
（神戸）Tel. (078) 371-9531

NO. 2006025

2006 年 6 月 27 日

各　位

会 社 名　　　　川崎重工業株式会社
代表者名　　　　取締役社長　大橋　忠晴
（コード番号 7012　東京① 大阪① 名古屋①）
問合せ先　　　　広報室
　　　　　　　　室長　渡辺　健治
　　　　　　　　（TEL. 03-3435-2130）

会社分割による環境事業の分社化のお知らせ

　川崎重工は、本日開催の取締役会において、２００６年１０月１日をもって、当社の環境事業を会社分割し、その事業を当社１００％子会社「川重環境エンジニアリング株式会社」（以下、ＫＥＥ）に承継することを決定し、分割契約書を締結しましたのでお知らせします。

１．会社分割の目的

　当社の環境事業は、事業を開始して以来、多様化しながら増え続ける都市ごみや産業廃棄物の処理およびリサイクルに関連する設備・機器の技術開発に積極的に取り組み、事業の拡大を図ってきました。しかしながら、現在、発注量の低迷、価格競争の激化等の厳しい市場環境に直面しています。数年後には都市ごみ焼却設備の更新需要が見込まれる等、市場環境は緩やかな回復が期待されますが、一方において、業界全体の厳しい状況は当面継続するものと見込まれます。

　そこで、環境事業について、分社独立を通じて、機動的な事業運営と効率的な経営を追求することで、事業体質およびコスト競争力の強化を図るとともに、豊かな経験と実績に培われたコア技術を中心に新たな技術開発に経営資源を重点配分することにより、更なる飛躍・発展を目指します。地球環境保全の重要性がますます高まっている今日、分社独立会社（以下、新会社）は廃棄物の再資源化技術、処理プロセスで発生する熱の有効利用技術を通じて地球温暖化の防止、循環型社会の構築に貢献してまいります。

　当社は新会社に対して、営業・技術・資金を含む経営支援を行い、川崎重工グループとしての総合力の発揮、グループ全体の企業価値の向上に努めてまいります。

２．会社分割の要旨

　（１）分割の日程
　　　　２００６年６月２７日　分割契約書承認取締役会
　　　　２００６年６月２７日　分割契約書調印
　　　　２００６年１０月１日　分割期日（効力発生日）

（2）分割方式

①分割方式

　　当社を分割会社とし、ＫＥＥを承継会社とする吸収分割であり、同社が本分割に際して発行する株式の総数を当社に割り当てる物的分割です。

　　当社は、会社法第７８４条第３項に定める簡易分割により株主総会の承認を得ないで本分割を行います。

　　なお、本分割に先立ち、ＫＥＥは同社が現在営む事業のうち、環境関連施設に関する運転・保守・維持管理等の事業を本年９月１日に分割し、ＫＥＥの１００％子会社であるＫＥＥ環境サービス株式会社に承継します。

②当分割方式を採用した理由

　　当社環境部門の分社化と環境事業全体の抜本的な構造改革を効率的に行うため、上記分割方式を採用しました。

　　なお、ＫＥＥは分割期日をもって、商号を「カワサキ環境エンジニアリング株式会社」に変更します。

（3）株式の割当

　　ＫＥＥが本分割に際して発行する株式は、普通株式６９，４００株であり、その全てを当社に割り当てます。

（4）会計処理の概要

　　本分割は、当社１００％子会社を承継会社としていますので、簿価引継法を採用します。

（5）ＫＥＥが承継する権利義務

①資産、負債およびこれに付随する権利義務

　環境事業に関する資産、負債およびこれに付随する権利義務を承継します。

②雇用契約

　環境事業に主として従事する従業員との間の雇用契約を承継します。

（6）債務の履行の見込み

　　当社および新会社が負担すべき債務については、確実に履行できると判断しています。

３．新会社の概要

（1）商　　　　　号	カワサキ環境エンジニアリング株式会社 （英文社名 Kawasaki Environmental Engineering, Ltd.）
（2）事 業 内 容	都市ごみ焼却プラント、産業廃棄物処理プラント、資源リサイクル設備、水処理施設等の設計・建設・販売ならびに修理等の事業
（3）本 店 所 在 地	兵庫県神戸市中央区
（4）代 表 者	取締役社長　守岡 修一

（5）役　　　　員	取締役会長（非常勤）　吉野　　隆　＜新任＞
	取締役社長　　　　　　守岡　修一
	常務取締役　　　　　　宇治　貞宏＜新任＞
	取締役　　　　　　　　福山　邦夫＜新任＞
	三村　利行＜新任＞
	三浦　太嗣＜新任＞
	（非常勤）　　　　山中　秀一＜新任＞
	監査役　　　　　　　　高田　耕治＜新任＞
	（非常勤）　　　　村上　雄二＜新任＞
	（非常勤）　　　　伴　　俊作＜新任＞
	（注）＜新任＞の取締役および監査役は、本分割に際して新たに就任する取締役および監査役である。
（6）資　　本　　金	３５億円
（7）発　行　株　式　数	７０千株
（8）株　　主　　資　　本	約８３億円（分割時見込み）
（9）総　　資　　産	約２００億円（分割時見込み）
（10）売　　上　　高	約３００億円（2007 年度見込み）
（11）従　業　員　数	約３１０人（分割時見込み）

４．分割当事会社の概要

2006 年 3 月 31 日現在

	分割会社	承継会社
（1）商　　　　　号	川崎重工業株式会社	川重環境エンジニアリング株式会社
（2）事　業　内　容	鉄道車両、土木建設機械、航空機、ジェットエンジン、汎用ガスタービン、原動機、各種プラント・産業機械、環境装置、鋼構造物、二輪車、四輪バギー車（ATV）、産業用ロボットなどの製造・販売等	環境関連施設に関する運転・保守・維持管理、環境関連施設の工事管理・試運転および運転指導、環境関連施設の設計・製図および技術管理
（3）設　立　年　月　日	１８９６年（明治２９年）１０月１５日	１９８６年６月４日
（4）本　店　所　在　地	兵庫県神戸市中央区	東京都江東区
（5）代　　表　　者	取締役社長　大橋　忠晴	取締役社長　岡部　信英
（6）資　　本　　金	９２，０８４百万円	３０百万円
（7）発　行　済　株　式　数	１，５５７，７１４千株	６００株
（8）株　　主　　資　　本	２００，５５８百万円	４５５百万円
（9）総　　資　　産	９１７，０７２百万円	１，６７０百万円
（10）決　　算　　期	３月３１日	３月３１日
（11）従　業　員　数	９，９０９人	７０５人
（12）主　要　取　引　先	仕入先：住友商事㈱、双日㈱ 販売先：防衛庁、伊藤忠商事㈱	仕入先：㈱シンキ、川崎重工業㈱ 販売先：川崎重工業㈱、㈱ひむかエコサービス

3

(13)大株主および 持株比率	1.日本マスタートラスト信託銀行㈱（信 　託口）　　　　　　　　　4.98% 2.日本トラスティ・サービス信託銀行㈱ 　信託口　　　　　　　　　4.18% 3.みずほ信託退職給付信託みずほ銀行 　口再信託受託者資産管理サービス信 　託　　　　　　　　　　　3.68% 4.日本生命保険（相）　　　3.46% 5.東京海上日動火災保険㈱　3.22%	川崎重工業㈱　　　１００％
(14)主要取引銀行	㈱みずほコーポレート銀行、㈱三菱東京 ＵＦＪ銀行、㈱三井住友銀行	㈱みずほコーポレート銀行
(15)当事会社の 　　関係	資本関係	承継会社は分割会社の１００％子会社である。
	人的関係	分割会社から、役員・従業員を派遣している。
	取引関係	相互に役務提供・物品の売買を行っている。

(16)直近３決算期の業績

①分割会社

決　算　期	２００４年３月期	２００５年３月期	２００６年３月期
売上高（百万円）	７８２，５５０	８７６，２２３	８４５，９５７
営業利益（百万円）	１７，５１５	１０，０３８	３０，１４４
経常利益（百万円）	１０，７３０	１１，３５７	２３，３７１
当期純利益（百万円）	６，９０８	７，９３５	１３，６２５
１株当たり当期純利益(円)	４．７８	５．４７	９．２７
１株当たり配当金(円)	２	２．５	３
１株当たり株主資本(円)	１１３．７９	１１８．９５	１２８．７６

②承継会社

決　算　期	２００４年３月期	２００５年３月期	２００６年３月期
売上高（百万円）	６，１５２	５，９６３	６，６４８
営業利益（百万円）	４３１	２２５	３９２
経常利益（百万円）	４３１	２２０	３９４
当期純利益（百万円）	２５２	１１４	２２２
１株当たり当期純利益(円)	４１２，７８４	１７７，００６	３７０，７１２
１株当たり配当金(円)	５０，０００	４３０，０００	１，５１８，３３３
１株当たり株主資本(円)	２，０２４，７８７	１，８１８，４６０	７５９，１７２

５．分割する事業部門の内容

（１）環境部門の内容
　　　都市ごみ焼却プラント、産業廃棄物処理プラント、資源リサイクル設備、水処理施設等の設計・建設・
　　　販売ならびに修理等

（２）環境部門の２００６年３月期における経営成績

（単位：百万円）

	環境部門（ａ）	当社実績（ｂ）	比率（ａ／ｂ）
売　上　高	３４，３３３	８４５，９５７	４％

（3）譲渡資産、負債の項目および金額（分割時見込み）

（単位：億円）

項目	金額	項目	金額
流　動　資　産	170	流　動　負　債	100
固　定　資　産	30	固　定　負　債	20
資　産　合　計	200	負　債　合　計	120

6．分割後の当社の状況

（1）商号、事業内容、本店所在地、代表者、資本金および決算期

　　　いずれも分割による変更はありません。

（2）業績に与える影響

　　　新会社は、当社100％の連結子会社であるため、連結業績に与える影響はありません。

以　上

Kawasaki

Kawasaki's Environmental Business to Become a Subsidiary

Tokyo, June 27, 2006 – Based on decisions made at the Board Meeting held today, Kawasaki Heavy Industries, Ltd. (KHI) announced that it will merge the Company's environmental business with Kawasaki Environmental Plant Engineering Co., Ltd. on October 1, to form a new wholly owned subsidiary, Kawasaki Environmental Engineering, Ltd. (KEE).

The new entity will pursue more agile business operations and boost management efficiency and cost competitiveness. KEE anticipates rapid growth, supported by Kawasaki's allocation of resources toward core technology development and its extensive track record in the development and application of new technologies. As environmental conservation becomes increasingly important, the new company will contribute to the prevention of global warming and the pursuit of sustainability by providing cutting-edge recycling technologies and enabling the efficient reuse of waste heat from refuse treatment processes.

KHI has expanded its environmental business by developing technologies that meet a diversity of applications in the municipal refuse, industrial waste treatment and recycling facility markets. There has been limited demand and keen cost competition in both municipal and industrial markets. Although increased demand is expected within the next few years as municipal incinerators start coming up for renewal, the overall market environment will continue to be harsh.

KHI will provide management support — including business opportunities, technologies and funding — to KEE. It will also implement policies that fully demonstrate the collective strengths of the KHI Group, with the aim of further increasing the corporate value of the Group as a whole.

Overview of the New Company

Name	Kawasaki Environmental Engineering, Ltd.
Business	Design, construction, installation, maintenance and sales of incinerators, industrial waste treatment facilities, recycling facilities and water treatment facilities.
Headquarters	Chuo-ku, Kobe, Hyogo Prefecture, Japan
President and Representative Director	Shuichi Morioka

Board of Directors	Chairman : Takashi Yoshino
	President : Shuichi Morioka
	Managing Director : Sadahiro Uji
	Directors Kunio Fukuyama
	    Toshiyuki Mimura
	    Futoshi Miura
	    Shuichi Yamanaka
	Auditors : Koji Takada
	    Yuji Murakami
	    Shunsaku Ban

Capital	¥3.5 billion
Shares outstanding	70,000 shares
Shareholder Equity	Approx. ¥8.3 billion (projection for Oct. 1, 2006)
Total Assets	Approx. ¥20.0 billion (projection for Oct. 1, 2006)
Annual Sales	Approx. ¥30.0 billion (projection for fiscal year ending March 31, 2008)
Employees	Approx. 310 (projection for Oct. 1, 2006)

Note: In accordance with Article 784-3 of Corporate Law, KHI will carry out the separation without submitting the scheme for approval at its General Meeting of Shareholders. Under this scheme (summary

absorption-type demerger), Kawasaki Environmental Plant Engineering Ltd., the successor corporation, will newly issue 69,400 shares of common stock and allot all of them to KHI, the partitioning company, in exchange for KHI's environmental engineering business. KHI decided to adopt this scheme with the aim of reforming its environmental engineering business more effectively and decisively by consolidating operations with Kawasaki Environmental Plant Engineering Co., Ltd. On the date of the separation (Oct. 1, 2006), Kawasaki Environmental Plant Engineering Co., Ltd.'s name will change to Kawasaki Environmental Engineering Ltd.



Return to News Releases

Return to Home Page

EXHIBIT 7

平成17年度（自　平成17年4月1日　）
　　　　　（至　平成18年3月31日　）

有 価 証 券 報 告 書

川崎重工業株式会社

（361009）

平成17年度（自平成17年４月１日　至平成18年３月31日）

有 価 証 券 報 告 書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し、提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

川崎重工業株式会社

目　　　　次

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第1項
【提出先】	関東財務局長
【提出日】	平成18年6月27日
【事業年度】	平成17年度（自　平成17年4月1日　至　平成18年3月31日）
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　大　橋　忠　晴
【本店の所在の場所】	神戸市中央区東川崎町3丁目1番1号
【電話番号】	（078）682-5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【最寄りの連絡場所】	神戸市中央区東川崎町1丁目1番3号 （神戸クリスタルタワー）
【電話番号】	（078）371-9551
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町2丁目4番1号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜2丁目1番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号） 株式会社大阪証券取引所 （大阪市中央区北浜1丁目8番16号） 株式会社名古屋証券取引所 （名古屋市中区栄3丁目3番17号）

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 最近5連結会計年度に係る主要な経営指標等の推移

連結会計年度		平成13年度	平成14年度	平成15年度	平成16年度	平成17年度
決算年月		平成14年3月	平成15年3月	平成16年3月	平成17年3月	平成18年3月
売上高	(百万円)	1,144,534	1,239,598	1,160,252	1,241,591	1,322,487
経常利益	(百万円)	14,208	16,273	12,140	21,044	30,885
当期純利益	(百万円)	6,281	13,022	6,332	11,478	16,467
純資産額	(百万円)	167,730	174,584	190,175	201,464	237,588
総資産額	(百万円)	1,255,074	1,149,160	1,156,904	1,194,472	1,284,085
1株当たり純資産額	(円)	120.61	125.55	131.82	139.64	152.53
1株当たり当期純利益	(円)	4.51	9.34	4.37	7.92	11.20
潜在株式調整後 1株当たり当期純利益	(円)	4.37	8.83	4.22	6.81	9.45
自己資本比率	(%)	13.3	15.1	16.4	16.8	18.5
自己資本利益率	(%)	3.7	7.6	3.4	5.8	7.5
株価収益率	(倍)	29.2	10.5	38.2	23.3	36.8
営業活動による キャッシュ・フロー	(百万円)	60,793	56,769	42,810	71,422	45,760
投資活動による キャッシュ・フロー	(百万円)	△28,089	△26,826	△25,868	△17,714	△36,510
財務活動による キャッシュ・フロー	(百万円)	△18,588	△59,600	△35,544	△51,839	△16,720
現金及び現金同等物 の期末残高	(百万円)	89,776	59,837	42,375	44,385	37,505
従業員数	(名)	28,936	28,642	29,306	28,682	28,922

(注) 1 売上高には、消費税等は含まれていない。

2 1株当たり純資産額、1株当たり当期純利益金額及び潜在株式調整後1株当たり当期純利益金額の算定については、平成14年度より「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用したため、平成13年度との間に継続性はない。

(2) 提出会社の最近5事業年度に係る主要な経営指標等の推移

事業年度		平成13年度	平成14年度	平成15年度	平成16年度	平成17年度
決算年月		平成14年3月	平成15年3月	平成16年3月	平成17年3月	平成18年3月
売上高	（百万円）	914,616	894,715	782,550	876,233	845,957
経常利益	（百万円）	12,021	7,437	10,730	11,357	23,371
当期純利益	（百万円）	7,863	6,057	6,908	7,935	13,625
資本金	（百万円）	81,426	81,427	81,427	81,427	92,084
発行済株式総数	（千株）	1,390,595	1,390,597	1,443,394	1,443,394	1,557,714
純資産額	（百万円）	142,208	146,494	164,160	171,632	200,558
総資産額	（百万円）	1,017,272	852,690	870,628	912,894	917,072
1株当たり純資産額	（円）	102.26	105.34	113.79	118.95	128.76
1株当たり配当額 （うち1株当たり 中間配当額）	（円）	― （―）	2.0 （―）	2.0 （―）	2.5 （―）	3.0 （―）
1株当たり当期純利益	（円）	5.65	4.33	4.78	5.47	9.27
潜在株式調整後 1株当たり当期純利益	（円）	5.41	4.20	4.59	4.74	7.85
自己資本比率	（％）	13.9	17.1	18.8	18.8	21.8
自己資本利益率	（％）	5.5	4.1	4.4	4.7	7.3
株価収益率	（倍）	23.3	22.8	34.9	33.8	44.5
配当性向	（％）	―	45.9	41.7	45.4	34.2
従業員数	（名）	14,067	11,568	10,937	10,579	9,909

（注） 1 売上高には、消費税等は含まれていない。
2 平成13年度の配当性向については無配のため記載していない。
3 1株当たり純資産額、1株当たり当期純利益金額及び潜在株式調整後1株当たり当期純利益金額の算定については、平成14年度より「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用したため、平成13年度との間に継続性はない。

2 【沿革】

明治11年4月	川崎正蔵、東京築地南飯田町の官有地を借用し、川崎築地造船所を創業
明治14年3月	川崎正蔵、兵庫東出町に川崎兵庫造船所を開設
明治19年5月	川崎正蔵、官営兵庫造船所（東川崎町）を借り受け、川崎兵庫造船所を併合、川崎造船所と改称（創業）
明治19年9月	川崎築地造船所を兵庫に集約
明治29年10月	株式会社川崎造船所設立、資本金200万円、初代社長に松方幸次郎就任
明治39年9月	兵庫分工場開設
明治40年7月	兵庫分工場操業、造船用鋳鋼品の製造開始（川崎車輛株式会社の前身）
大正7年7月	葺合工場新設（川崎製鉄株式会社の前身） 兵庫工場内に自動車科及び飛行機科を新設（川崎航空機工業株式会社の前身）
大正8年4月	川崎汽船株式会社を設立
大正8年7月	兵庫工場で飛行機の製作を開始
大正11年12月	岐阜工場を開設
昭和3年5月	兵庫工場を分離し、川崎車輛株式会社を設立
昭和12年11月	飛行機部門を分離し、川崎航空機工業株式会社を設立
昭和14年12月	社名を川崎重工業株式会社と改称
昭和15年9月	明石工場（川崎航空機工業株式会社）を開設
昭和25年8月	製鉄部門を分離し、川崎製鐵株式会社を設立
昭和26年6月	宝産業株式会社（現・連結子会社　川重商事株式会社）を設立
昭和28年12月	明発工業株式会社（現・連結子会社　株式会社カワサキモータースジャパン）を設立
昭和34年12月	電機部門を分離し、川崎電機製造株式会社を設立
昭和37年2月	加古川工場を開設
昭和37年8月	播州工場（川崎車輛株式会社）を開設
昭和39年12月	野田工場を開設
昭和41年3月	American Kawasaki Motorcycle Corp.（現・連結子会社　Kawasaki Motors Corp., U.S.A.）を設立
昭和41年11月	横山工業株式会社を合併
昭和42年1月	坂出工場を開設
昭和43年8月	西神戸工場を開設
昭和44年4月	川崎航空機工業株式会社及び川崎車輛株式会社を合併 千葉工場を開設
昭和44年6月	八千代工場を開設
昭和46年4月	播磨工場を開設
昭和47年4月	汽車製造株式会社を合併
昭和55年10月	加古川工場を播磨工場へ集約
昭和56年12月	Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）を設立
昭和59年6月	汎用ボイラ部門（滋賀工場）を分離し、川重冷熱工業株式会社（連結子会社）に譲渡
昭和62年6月	袖ケ浦工場を開設
平成元年2月	Kawasaki Rail Car, Inc.（連結子会社）を設立
平成2年3月	西神工場を開設
平成4年12月	名古屋第一工場を開設
平成13年2月	千葉工場を播磨工場へ集約
平成13年3月	袖ケ浦工場を野田工場へ集約
平成14年10月	船舶事業を分離し、株式会社川崎造船（連結子会社）を設立 ガスタービン・機械事業の精機部門を分離し、株式会社カワサキプレシジョンマシナリ（連結子会社）に承継
平成15年9月	野田工場を播磨工場へ集約
平成17年3月	八千代工場を廃止
平成17年4月	プラント・環境・鉄構事業のプラント部門を分離し、カワサキプラントシステムズ株式会社（連結子会社）に承継 車両事業の破砕機部門を分離し、株式会社アーステクニカ（持分法適用関連会社）に承継

（注）　平成18年4月に加古川工場を開設

3 【事業の内容】

当グループは、当社（提出会社）、子会社101社及び関連会社34社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでいる。なお、これらの7事業区分は事業の種類別セグメントの区分と同一である。当グループの主な事業内容と当社及び主要関係会社の位置づけを概説すれば以下のとおりとなる。

［主な事業内容］
船舶事業
　船舶等の製造・販売
車両事業
　鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売
航空宇宙事業
　航空機等の製造・販売
ガスタービン・機械事業
　ジェットエンジン、汎用ガスタービン、原動機等の製造・販売
プラント・環境・鉄構事業
　産業機械、ボイラ、環境装置、鋼構造物等の製造・販売
汎用機事業
　二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売
その他事業
　油圧機器等の製造・販売、防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

［当社及び主要関係会社の位置づけ］
船舶事業
　㈱川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（持分法適用関連会社）が独自に船舶の製造・販売を行っている。

車両事業
　当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っている。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、㈱カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を行っている。

航空宇宙事業
　当社で製造・販売を行っているほか、日本飛行機㈱（連結子会社）が独自に製造・販売並びに製造の一部分担を行っている。

ガスタービン・機械事業
　当社で製造・販売を行っているほか、川重冷熱工業㈱（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、㈱カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っている。

プラント・環境・鉄構事業
　当社で製造・販売を行っているほか、カワサキプラントシステムズ㈱（連結子会社）が産業機械、ボイラ等の製造・販売を、川重工事㈱（連結子会社）が鋼構造物等の製造・販売を行っている。

汎用機事業

　当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ＡＴＶ）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造している。また、販売面においては、国内向二輪車ほかを㈱カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを㈱カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (USA) Inc.（連結子会社）ほかがそれぞれ販売している。

その他事業

　㈱カワサキプレシジョンマシナリ（連結子会社）が油圧機器の製造・販売を行なっている。更に川重防災工業㈱（持分法適用関連会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事㈱（連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc. 、Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っている。また、上記のほか㈱カワサキライフコーポレーション（連結子会社）ほかが商業及び福利施設管理等の諸事業を営んでいる。

　以上で述べた事項を事業系統図によって示せば、次頁のとおりである。

事業系統図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	㈱川崎造船		川重神戸サポート㈱
		南通中遠川崎船舶工程有限公司		
車両		Kawasaki Rail Car, Inc.		川重車両コンポ㈱
		Kawasaki Construction Machinery Corp. of America		川重車両テクノ㈱
		Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキマシンシステムズ	
航空宇宙		日本飛行機㈱		㈱ケージーエム
				川重岐阜エンジニアリング㈱
ガスタービン・機械		川重冷熱工業㈱ (注3)		
			㈱カワサキマシンシステムズ	
プラント・環境・鉄構		カワサキプラントシステムズ㈱ (注5)		川崎エンジニアリング㈱
		川重工事㈱		大阪動力工業㈱
汎用機		Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキモータースジャパン	
			㈱カワサキマシンシステムズ	
			Kawasaki Motors Corp., U.S.A.	
			Kawasaki Motors Europe N.V.	
		Kawasaki Motors Enterprise (Thailand)Co.,Ltd.		
			Kawasaki Robotics (U.S.A)Inc.	

その他	㈱カワサキプレシジョンマシナリ		
	Kawasaki Precision Machinery (U.K.) Limited		
	川重防災工業㈱ (注2)		
	(受注仲介) Kawasaki Heavy Industries (U.S.A.)Inc.	(商業) 川重商事㈱	(商業及びその他) ㈱カワサキライフコーポレーション
	Kawasaki Heavy Industries (U.K.)Ltd.		

(注)1　実線枠は連結子会社、点線枠は持分法適用関連会社であり、主要な会社のみ記載している。
　　2　川重防災工業㈱は、東証２部及び大証２部に上場している。なお、平成18年８月に商号をエア・ウォーター防災㈱に変更する予定である。
　　3　川重冷熱工業㈱は、JASDAQに上場している。
　　4　上記のほか、川崎設備工業㈱は、名証２部に上場している。
　　5　平成17年４月、川崎重工業㈱から分社したプラント部門を川重プラント㈱が承継し、カワサキプラントシステムズ㈱に社名変更している。

4 【関係会社の状況】

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有（被所有）割合 所有割合(%)	議決権の所有（被所有）割合 被所有割合(%)	関係内容
（連結子会社）						
㈱川崎造船 (注) 2	神戸市中央区	百万円 10,000	船舶事業	100	―	役員の兼任3名 （うち従業員2名）
㈱日本除雪機製作所	札幌市手稲区	百万円 120	車両事業	50.04	―	当社への同社製品の販売 役員の兼任2名 （うち従業員1名）
深江パウテック㈱	神戸市北区	百万円 300	車両事業	100	―	役員の兼任1名 （うち従業員1名）
Kawasaki Rail Car, Inc. (注) 4	New York, U.S.A.	千米ドル 60,600	車両事業	100 (100)	―	当社製品の製造・販売
Kawasaki Construction Machinery Corp. of America (注) 4	Georgia, U.S.A.	千米ドル 8,000	車両事業	100 (100)	―	当社製品の製造・販売
日本飛行機㈱	横浜市金沢区	百万円 6,048	航空宇宙事業	100	―	当社への同社製品の販売 役員の兼任2名 （うち従業員2名）
カワサキヘリコプタシステム㈱	岐阜県各務原市	百万円 200	航空宇宙事業	100	―	役員の兼任2名 （うち従業員2名）
日飛興産㈱ (注) 4	横浜市金沢区	百万円 120	航空宇宙事業	100 (100)	―	―
Kawasaki Aeronautica do Brasil Industria Ltda.	Sao Paulo, Brazil	千レアル 65,000	航空宇宙事業	100	―	当社製品の製造・販売
川重冷熱工業㈱ (注) 3, 4	滋賀県草津市	百万円 1,460	ガスタービン・機械事業	83.61 (0.07)	―	役員の兼任5名 （うち従業員4名）
武漢川崎船用機械有限公司	武漢市 中華人民共和国	百万円 1,100	ガスタービン・機械事業	55	―	当社製品の製造・販売 役員の兼任2名 （うち従業員1名）
Kawasaki Gas Turbine Europe GmbH (注) 4	Homburg, Germany	千ユーロ 766	ガスタービン・機械事業	100 (100)	―	当社製品の販売 役員の兼任2名 （うち従業員2名）
カワサキプラントシステムズ㈱ (注) 6	神戸市中央区	百万円 5,000	プラント・環境・鉄構事業	100	―	当社製品の販売 役員の兼任3名 （うち従業員3名）
㈱カワサキモータースジャパン	兵庫県明石市	百万円 560	汎用機事業	100	―	当社製品の販売 役員の兼任5名 （うち従業員4名）
㈱カワサキマシンシステムズ	大阪市北区	百万円 743	車両事業、ガスタービン・機械事業、汎用機事業	100	―	当社製品の販売 役員の兼任5名 （うち従業員2名）
川崎金属工業㈱	三重県四日市市	百万円 350	汎用機事業	100	―	当社への同社製品の販売 役員の兼任4名 （うち従業員4名）
川崎油工㈱	兵庫県明石市	百万円 436	汎用機事業	100	―	役員の兼任3名 （うち従業員3名）
Kawasaki Robotics (UK) Ltd. (注) 4	Manchester, United Kingdom	千英ポンド 917	汎用機事業	100 (100)	―	当社製品の販売
Kawasaki Motors Corp., U.S.A. (注) 2, 5	Delaware, U.S.A.	千米ドル 65,900	汎用機事業	100	―	当社製品の販売
Kawasaki Motors Finance Corporation (注) 4, 5	Delaware, U.S.A.	千米ドル 10,000	汎用機事業	100 (100)	―	―
KM Receivables Corporation (注) 4, 5	Delaware, U.S.A.	米ドル 100	汎用機事業	100 (100)	―	―
Kawasaki Motors Pty. Ltd.	New South Wales, Australia	千オーストラリアドル 2,000	汎用機事業	100	―	当社製品の販売 役員の兼任2名 （うち従業員2名）

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
P.T. Kawasaki Motor Indonesia	Jakarta, Indonesia	千米ドル 20,000	汎用機事業	58.5	－	当社製品の製造・販売 役員の兼任4名 (うち従業員4名)
Kawasaki Machine Systems Korea, Ltd.	Incheon, Korea	百万ウォン 1,500	汎用機事業	100	－	当社製品の販売 役員の兼任3名 (うち従業員3名)
Kawasaki Motors Europe N.V.	Hoofddorp, The Netherlands	千ユーロ 14,093	汎用機事業	100	－	当社製品の販売 役員の兼任2名 (うち従業員2名)
Kawasaki Motors (Phils.)Corporation	Metro Manila, Philippines	千ペソ 101,430	汎用機事業	50	－	当社製品の製造・販売 役員の兼任2名 (うち従業員2名)
Kawasaki Motors Manufacturing Corp., U.S.A. (注) 2	Nebraska, U.S.A.	千米ドル 70,000	車両事業、汎用機事業	100	－	当社製品の製造
Kawasaki Motors Enterprise (Thailand)Co.,Ltd.	Rayong, Thailand	千バーツ 1,900,000	汎用機事業	92.63	－	当社製品の製造・販売 役員の兼任2名 (うち従業員2名)
Canadian Kawasaki Motors Inc.	Ontario, Canada	千カナダドル 2,000	汎用機事業	100	－	当社製品の販売
Kawasaki Robotics (USA) Inc. (注) 4	Delaware, U.S.A.	千米ドル 1,000	汎用機事業	100 (100)	－	当社製品の販売
㈱カワサキプレシジョンマシナリ	神戸市西区	百万円 3,000	その他事業	100	－	役員の兼任3名 (うち従業員3名)
㈱カワサキライフコーポレーション	神戸市中央区	百万円 400	その他事業	100	－	当社福利施設の管理・修理及び当社への建物等の賃貸等 役員の兼任2名 (うち従業員2名)
川重商事㈱	神戸市中央区	百万円 600	その他事業	70	－	当社製品の販売、当社への機器類・資材の納入 役員の兼任2名 (うち従業員2名)
Kawasaki Precision Machinery (U.K.) Limited (注) 4	Plymouth, United Kingdom	千英ポンド 5,000	その他事業	100 (100)	－	－
Flutek,Ltd. (注) 4	Kyungnam, Korea	百万ウォン 1,310	その他事業	50.38 (50.38)	－	－
川崎精密機械 (蘇州) 有限公司 (注) 4	江蘇省 中華人民共和国	百万円 150	その他事業	100 (100)	－	－
Kawasaki Precision Machinery (U.S.A.) Inc. (注) 4	Michigan, U.S.A.	千米ドル 5,000	その他事業	100 (100)	－	－
Kawasaki Heavy Industries (U.K.) Ltd.	London, United Kingdom	千英ポンド 500	その他事業	100	－	当社製品の販売・受注の仲介・斡旋 役員の兼任1名 (うち従業員1名)
その他　58社						

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
(持分法適用関連会社) 南通中遠川崎 船舶工程有限公司 (注)4	南通市 中華人民共和国	千中国元 1,302,200	船舶事業	50 (50)	—	—
㈱アーステクニカ (注)7	東京都中央区	百万円 1,200	車両事業	50	—	役員の兼任2名 (うち従業員2名)
同方川崎空調設備 有限公司 (注)4	廊坊市 中華人民共和国	米ドル 9,673,500	ガスタービン・機械事業	50 (50)	—	—
スチールプランテック ㈱ (注)4	横浜市鶴見区	百万円 1,995	プラント・環境・鉄構事業	24.81 (24.81)	—	—
上海中遠川崎重工 鋼結構有限公司	上海市 中華人民共和国	千米ドル 29,800	プラント・環境・鉄構事業	45	—	当社製品の製造・販売 役員の兼任2名 (うち従業員2名)
川重防災工業㈱ (注)3,8	神戸市西区	百万円 1,708	その他事業	34.45	—	役員の兼任1名 (うち従業員1名)
川崎設備工業㈱ (注)3	名古屋市中区	百万円 1,581	その他事業	33.87	—	役員の兼任2名 (うち従業員2名)
その他 12社						

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載している。
    2 特定子会社である。
    3 有価証券報告書の提出会社である。
    4 「議決権の所有(被所有)割合欄」の(内書)は間接所有である。
    5 Kawasaki Motors Corp., U.S.A.については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えている。なお、同社は同社の直接所有子会社であるKawasaki Motors Finance Corporation及びKM Receivables Corporationと実質的に不可分の関係で事業活動を行っている。このため、Kawasaki Motors Corp., U.S.A.単独の損益情報等では同社の実態を正しく表せないことから主要な損益情報等として同社に当該子会社2社を連結後の金額を記載している。

       主要な損益情報等 ① 売上高   173,534百万円
                  ② 経常利益   206
                  ③ 当期純利益   132
                  ④ 純資産額   15,309
                  ⑤ 総資産額   94,393

    6 平成17年4月、川崎重工業㈱から分社したプラント部門を川重プラント㈱が承継し、カワサキプラントシステムズ㈱に社名変更している。
    7 平成17年4月、川崎重工業㈱から分社した破砕機部門をアーステクニカ㈱が承継した。
    8 川重防災工業㈱は、平成18年8月に商号をエア・ウォーター防災㈱に変更する予定である。

5 【従業員の状況】

(1) 連結会社の状況

平成18年3月31日現在

事業の種類別セグメントの名称	従業員数(名)
船舶	2,454
車両	2,991
航空宇宙	5,505
ガスタービン・機械	2,879
プラント・環境・鉄構	3,009
汎用機	8,733
その他	2,769
全社共通	582
合計	28,922

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の状況

平成18年3月31日現在

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(円)
9,909	42.8	21.2	6,900,377

(注) 1 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。
2 平均年間給与は、賞与及び基準外賃金を含んでいる。

(3) 労働組合の状況

当社の労働組合は、川崎重工労働組合と称し、上部団体は日本基幹産業労働組合連合会(略称 基幹労連)である。

また組合とは、信頼関係を基礎に労働協約を締結し、労働条件その他労使間の重要問題について労働協議会・経営協議会等を開催し、相互の理解と隔意ない意見交換により円満に解決を図っている。

なお、当連結会計年度、連結会社において労働組合との間に特記すべき事項等は生じていない。

第2 【事業の状況】

1 【業績等の概要】

(1) 業績

① 当連結会計年度の連結業績の概況

当期におけるわが国経済は、個人消費や輸出の増加、企業収益の拡大による民間設備投資の増加により、拡大基調で推移した。海外においても米国や中国をはじめ景気の拡大が続いており、欧州も景気が回復しつつあるなど総じて堅調に推移した。

しかしながら、国内の公共事業は依然として低調であるほか、一般鋼材価格や原油価格の高止まりに加え、アルミ・チタン等高級素材の急騰及び供給不足が生じるなど、当グループを取り巻く環境は予断を許さない状況が続いた。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は、船舶事業及びプラント・環境・鉄構事業で減少したものの、車両事業及びガスタービン・機械事業が増加し、全体では前期比497億円増の1兆3,516億円となった。

売上高については、航空宇宙事業・汎用機事業を中心に増加し、1兆3,224億円と前期を808億円上回った。

また、利益面については、為替レートが円安ドル高傾向で推移したことに加え、航空宇宙事業・汎用機事業の伸張、ガスタービン・機械事業の好転などにより、当期の営業利益は417億円と前期比170億円の大幅増となり、経常利益についても前期比98億円増の308億円となった。

また、退職給付信託設定益129億円を含め計131億円の特別利益を計上する一方、事業構造改善損失158億円、固定資産減損損失30億円、独禁法違反に係る損失7億円など合わせて207億円を特別損失に計上した結果、当期純利益は前期比49億円増の164億円となった。

事業構造改善損失は、ボーイング機種をはじめとする民間航空機の急激な増産要求を受けている航空宇宙事業において、すべての増産要求に対応することは困難と判断し、経営資源の配分を見直した結果、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲の一部を同社に移管することに伴い、発生が見込まれる損失を計上したものである。

独禁法違反に係る損失は、国土交通省及び旧日本道路公団が発注する鋼鉄製橋梁工事入札に関し、公正取引委員会より納付命令を受けた課徴金等を計上したものである。

なお、当期の単独業績については、受注高8,768億円、売上高8,459億円、経常利益233億円、当期純利益は136億円となった。

② 当連結会計年度の主要セグメント別業績概要

[事業の種類別セグメント]

船舶事業

連結受注高は、ＬＮＧ船３隻、ＬＰＧ船１隻、ばら積み貨物船10隻、ＶＬＣＣ１隻、潜水艦１隻の計16隻を受注した結果、全体では1,283億円となり、ＬＮＧ船５隻、ＬＰＧ船２隻、ばら積み貨物船５隻、ＶＬＣＣ３隻の計15隻を受注した前期と比べ275億円の減少となった。

連結売上高は、ＬＮＧ船、ばら積み貨物船等を売上に計上し、前期比226億円増の1,096億円となったが、営業利益は資材費上昇の影響などにより17億円の営業損失となった。

車両事業

連結受注高は、北米向け通勤電車などの海外向け案件の大型受注があったことから増加し、全体では前期比247億円増の2,031億円となった。

連結売上高は、前期並の1,683億円となった。また営業利益は、建設機械部門の収益性向上などにより前期比10億円増の88億円となった。

航空宇宙事業

連結受注高は、ボーイング７７７型旅客機分担製造品を中心に民需が増加し、全体では前期比145億円増の2,292億円となった。

連結売上高は、防衛庁向け次期固定翼哨戒機及び次期輸送機開発案件の増加に加え、ボーイング７７７型旅客機分担製造品の増加等により、前期比302億円増の2,185億円となった。営業利益は売上高の増加に伴い前期比36億円増の97億円となった。

ガスタービン・機械事業

連結受注高は、ガスタービン部門のＴＲＥＮＴなど民間航空機用エンジン分担製造品が増加し、前期比253億円増の1,880億円となった。

連結売上高は、民間航空機用エンジン分担製造品の増加等により前期比200億円増の1,614億円となった。営業利益は、売上高の増加や新型ガスタービン初期コストの負担減少等により前期比41億円増の68億円となった。

プラント・環境・鉄構事業

連結受注高は、プラント・環境部門の大型案件の減少に加え、選別受注を徹底したことなどにより、290億円減の973億円と前期を大幅に下回った。

連結売上高は、プラント部門の海外大型案件の減少などにより、265億円減の1,645億円となった。営業損益は、国内環境プラント工事で受注工事損失引当金を計上した一方、プラント部門の損失が減少したこと等により、前期からは59億円改善し、84億円の損失となった。

汎用機事業

連結売上高は、北米・欧州向け二輪車の販売増に加え、国内向けの産業用ロボットの売上も増加したため、前期比285億円増の3,669億円となった。営業利益は前期比31億円増の198億円となった。

その他事業

中国向けが引き続き好調な油圧機器部門が高水準で推移し、連結売上高は前期比93億円増の1,330億円、営業利益は前期比18億円増の67億円となった。

[所在地別セグメント]

日本は、連結売上高では当社の航空宇宙事業を中心に増加し、前期比500億円増の9,862億円となり、営業利益についても航空宇宙事業及びガスタービン・機械事業を中心に増加したほか、プラント・環境・鉄構事業における損失額が減少したことなどから前期比202億円増の412億円となった。

北米は、連結売上高では汎用機事業で二輪車販売が好調であったことにより前期比256億円増の2,224億円となったが、営業利益では前期比微増の14億円となった。

欧州は、二輪車販売が堅調に推移したことにより、連結売上高ではほぼ前期並の808億円、営業利益は前期比11億円増の15億円となった。

アジアは、インドネシアにおける二輪車の販売減などにより、連結売上高では前期比微減の248億円となり、営業利益は前期比４億円減の14億円となった。

(2) キャッシュ・フローの状況

　　当連結会計年度の連結キャッシュ・フローは、営業活動において457億円の資金の純増となった。また、投資活動においては、設備投資などにより365億円の資金の純減、財務活動では、借入債務の圧縮を進めたことで167億円の資金の純減となった（フリーキャッシュ・フローは92億円の資金の純増）。これらの結果、当期の現金及び現金同等物の期末残高は、前期末に比べ68億円減少し375億円となった。

2 【生産、受注及び販売の状況】

(1) 生産実績

　　当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	生産高(百万円)	前期比(%)
船舶	108,374	17.0
車両	161,494	7.6
航空宇宙	213,067	30.2
ガスタービン・機械	167,306	20.7
プラント・環境・鉄構	183,241	△2.5
汎用機	295,880	6.3
その他	185,231	23.5
合計	1,314,597	13.2

(注) 1　上記金額には、消費税等は含まれていない。
　　 2　金額は、生産高（製造原価）によっている。

(2) 受注実績

　　当連結会計年度における受注実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	受注高(百万円)	前期比(%)	受注残高(百万円)	前期比(%)
船舶	128,322	△17.6	289,227	9.6
車両	203,165	13.9	346,309	15.1
航空宇宙	229,257	6.7	301,599	4.9
ガスタービン・機械	188,068	15.5	195,107	19.3
プラント・環境・鉄構	97,331	△22.9	144,147	△31.4
汎用機	366,960	8.4	―	―
その他	138,525	10.4	34,053	18.1
合計	1,351,630	3.8	1,310,444	4.4

(注) 1　上記金額には、消費税等は含まれていない。
　　 2　汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。
　　 3　セグメント間の取引については、受注高及び受注残高から相殺消去している。

(3) 販売実績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	販売高（百万円）	前期比（%）
船舶	109,696	25.9
車両	168,305	△1.9
航空宇宙	218,532	16.0
ガスタービン・機械	161,431	14.1
プラント・環境・鉄構	164,506	△13.8
汎用機	366,960	8.4
その他	133,054	7.5
合計	1,322,487	6.5

(注) 1　上記金額には、消費税等は含まれていない。
　　　2　販売高は、外部顧客に対する売上高である。
　　　3　最近2連結会計年度における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

相手先	前連結会計年度		当連結会計年度	
	金額（百万円）	割合（%）	金額（百万円）	割合（%）
防衛庁	184,937	14.8	197,200	14.9

3 【対処すべき課題】

〔経営の基本方針及び経営目標〕

　当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としている。

　利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としている。

〔目標とする経営指標〕

　目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ＝（税引前利益 ＋ 支払利息）÷ 投下資本）を採用している。

　ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質の強化も図っていく。

〔中期的経営戦略〕

　現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指している。

　その一環として、事業の選択と集中を進めており、中核・育成事業と位置づけている航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業を中心に経営資源を重点投入し、収益の柱として強化している。一方、国際競争の激化や、公共投資の低迷をはじめとする厳しい事業環境が続いている船舶事業、プラント・環境・鉄構事業については、構造改革事業と位置づけ、事業構造の改革による収益力の向上を図っている。

　また、事業全般にわたって、「質主量従」の経営方針の下、技術やブランドで差別化された製品・サービスの提供や製品のライフサイクル全般を視野に入れたビジネスモデルの変革などを通じて収益力を高めていくことを目指している。

〔会社の対処すべき課題〕

　国内景気は拡大基調が続いているが、当グループを取り巻く経営環境は、今なお厳しい状況にある。具体的には、公共投資の低迷のほか、鋼材価格の高止まりに加え、アルミ・チタン等高級素材価格の急騰及び供給不足が生じている上に、景気回復に伴う外部コストの上昇傾向などマイナス要因が数多くある。そうした中にあっても、当グループは、安定的な収益基盤を確立し、持続的な成長を果たすために、引続き収益力強化や事業構造の改革のための諸施策を着実に推進していく。

　収益力の強化という点においては、収益の源泉は技術力にあるという基本に立ち返って、技術力の強化を図り、開発力や生産技術力を向上させ、製品力を高めるとともに、コストダウンを徹底する。また、多くの製品が厳しい競争環境にさらされている中で、お客様の潜在的ニーズに的確に応え製品の非価格競争力を高めていくために、営業から企画・設計・製造・サービスなどの事業活動のあらゆる段階において、お客様にとって価値のある製品やサービスの提供を目的としたマーケティング活動を強化していく。

　事業構造の改革という点では、事業の選択と集中という方針の下で、それぞれの事業における将来ビジョンを明確にし、経営資源を将来性のある事業・製品分野に集中していく。まず中核・育成事業と位置づけている事業分野については、汎用機事業では製品競争力を高めるため、国外関連企業も含めたグローバルレベルで開発体制の強化を図るとともに新機種を積極的に投入しており、航空宇宙事業では次期固定翼哨戒機・次期輸送機開発やボーイング７８７開発・生産などの大型プロジェクトを推進している。また、車両事業においては国内市場に北米とアジアを加えた三大市場での事業運営体制の強化を図っており、ガスタービン・機械事業においては民間航空機の需要拡大に伴うジェットエンジン関連の開発・生産設備を拡充している。

　一方、構造改革事業と位置づけている船舶事業、プラント・環境・鉄構事業については、抜本的な構造改革にこの数年間取り組んでおり、この一環として、環境部門は、本年１０月に分社・独立することにした。分社を契機として、経営のフレキシビリティを高める一方で、スリム化により事業体質を改善するとともに、コア技術を中心とした技術開発力と、コスト競争力の着実な強化を図り、将来的な発展を目指していく。また、鉄構部門については、なお一層のスリム化を行うとともに、播磨工場をグループ全体の大型構造物製造拠点として活用する施策を展開しており、先行して分社した船舶事業については、堅実に事業運営を行い、中国における関係会社の生産能力拡大を図っていく。

　昨年、鋼鉄製橋梁工事の受注に関して、当社を含む業界の多数の企業が独占禁止法違反で起訴され、公正取引委員会の審決を受けた。当グループでは二度とこうした事態を招かないために、グループを挙

げて再発防止に努め、コンプライアンス（法令遵守）を一層重視した経営を行っていく。従来より、企業倫理に関する社内規則の整備、階層別教育の実施、各種ガイドブックの配付、各組織での法令遵守自主点検委員会の設置など、遵守すべき各種法令等の内容についての周知を図っていたが、今後ともこれをさらに徹底していきたいと考えている。

当グループは、このように事業全般にわたって一段の収益力を強化することにより企業価値を向上させるとともに、コンプライアンスについても徹底し、信頼感のあるカワサキブランドの確立を目指していく。

4 【事業等のリスク】

当グループの経営成績及び財政状態に影響を与える外的要因としては次の項目等が考えられる。

(1) 政治・経済情勢

当グループは、国内はもとより、北米・アジア・欧州をはじめ、世界各地で事業展開しており、それぞれの地域における政治・経済情勢の影響を受ける。例えば個人消費の動向は汎用機事業の販売に影響し、民間設備投資や公共投資の動向は、ガスタービン・機械事業、プラント・環境・鉄構事業の受注に影響する。また、航空旅客需要や海運市況も、航空宇宙事業、船舶事業等に影響を与える。

さらに、海外案件においては、紛争・政変等の影響を受ける可能性がある。

(2) 為替レートの変動

当連結会計年度の連結売上高に占める海外向け売上高は52％であり、米国ドル、ユーロ等の外貨建て取引が多く存在する。外貨建て取引については、総原価に占める外貨建てコストの比率を高めるなどの為替変動リスクの軽減を図るとともに、為替動向を考慮しながら機動的な為替予約等のヘッジを行っているが、製造工場の大半が国内に立地していることもあり、海外向け売上については為替変動リスクを負っている。

(3) 原材料価格の変動

当グループの事業においては、受注から納入まで長期にわたる個別受注案件が多いため、その間の鋼材をはじめとした原材料価格の変動が、製品の採算に影響を与えるリスクを負っている。

(4) 各種規制

事業運営にあたっては、各国・地域の法令・規則等の各種規制にしたがって事業を行っているが、予期せぬ変更や新たな適用により、影響を受ける可能性がある。

5 【経営上の重要な契約等】

(1) 技術援助契約（導入）

契約会社名	契約の相手方・国籍	契約の対象品目	対価	契約の始期・終期
川崎重工業㈱ （当社）	Lockheed Martin Corporation （米国）	P－3C 対潜哨戒機	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和53年6月30日 （平成22年6月9日まで）
	The Boeing Company （米国）	CH47 ヘリコプタ	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費 (5) 技術者招へい費	昭和60年1月14日 （平成21年12月31日まで）
	Agustawestland International Limited（英国）	EH101 ヘリコプタ	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代	平成16年9月12日 （平成26年9月11日まで）
	Honeywell International Inc. （米国）	T55-L-712 ターボシャフト エンジン	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和59年12月12日 （平成21年12月31日まで）
	MAN B&W Diesel A/S （デンマーク）	2サイクル陸舶用 ディーゼル エンジン	(1) ロイヤルティ (2) 技術資料代 (3) 技術者招へい費 (4) 技術者訓練費	昭和56年5月18日 （平成23年12月31日まで）
	Rolls-Royce Power Engineering plc （英国）	舶用スペイ SM1C モジュール	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者招へい費	平成3年8月28日 （平成19年3月31日まで）
㈱川崎造船 （連結子会社）	Moss Maritime a.s. （ノルウェー）	球形タンク式 LNG運搬船	(1) ロイヤルティ (2) 技術者招へい費	昭和46年6月16日 （契約終了通知を送付して 6ヵ月後まで）

(2) 技術援助契約（供与）

契約会社名	契約の相手方・国籍	契約の対象品目	対価	契約の始期・終期
川崎重工業㈱ （当社）	中華人民共和国鉄道部、中国国際招標公司、南車四方機車車輛股份有限公司 （中国）	在来線高速化向け鉄道車両製造技術	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費 (5) 技術者招へい費	平成16年10月20日 （中国国産車最終納入 まで）
	Bajaj Auto Ltd. （インド）	二輪車	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者訓練費	昭和59年8月6日 （平成22年6月30日まで）
㈱川崎造船 （連結子会社）	南通中遠川崎船舶工程有限公司 （中国）※注	5,000台積み自動車運搬船	(1) イニシャルペイメント (2) ロイヤルティ	平成15年9月4日 （1番船売上から10年）

（注）　南通中遠川崎船舶工程有限公司は、持分法適用関連会社である。

6 【研究開発活動】

　当連結会計年度は、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業を中核・育成事業と位置づけ、それら製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、及び当グループ製品の差別化や付加価値向上に必要な基盤技術の研究等を積極的に推進した。これらのための当連結会計年度における研究開発費は270億円である。

　当連結会計年度における各事業セグメントの主な研究開発内容は以下のとおりである。

　船舶事業では、主要製品である液化天然ガス運搬船（LNG運搬船）を中心にした新船型開発、船殻構造の合理化研究をはじめ、自律型無人潜水機や自動操船システムの実用化開発等に3億円の研究開発投資を実施した。

　車両事業では、車両部門では次世代車両の開発をはじめ、新しい接合技術による次世代通勤車両の開発、アクティブ制振技術や車内環境制御技術、生産合理化技術を中心に研究開発を実施した。建設機械部門では、排ガス規制・騒音規制に対応した次世代中・大型ホイールローダ関連の開発を実施した。事業全体で11億円の研究開発投資を行った。

　航空宇宙事業では、無人機等の新規分野への展開を目指した防衛関連の研究開発をはじめ、BK117C-2ヘリコプタ改良研究などの民需製品開発、将来民間機の研究、宇宙分野等を中心に12億円の研究開発投資を実施した。

　ガスタービン・機械事業は、ガスタービン部門では、7MW級（M7A）及び20MW級（L20A）ガスタービンエンジンをはじめとするコージェネ用高効率・低公害ガスタービン新機種の開発やそのシステム化、高温タービン設計技術・耐久性向上技術や低公害型燃焼器技術の高度化等の研究開発を実施した。機械部門では、将来護衛艦用推進装置や潜水艦用主機等防衛関連の研究開発のほか、高性能蒸気タービンや高効率ブロワ等の研究開発を中心に実施した。さらに、次世代型吸収冷温水機や分散型エネルギーシステムの開発を実施し、事業全体で23億円の研究開発投資を行った。

　プラント・環境・鉄構事業では、エネルギー・環境・インフラ関連の開発に注力し、有価金属回収技術、灰処理技術、難燃性廃棄物処理技術、風力発電システム、次世代型環境装置（直溶炉、ガス化溶融炉及び廃棄物のリサイクルシステム）及びLNG貯蔵技術等の開発に対し、事業全体で5億円の研究開発投資を行った。

　汎用機事業では、新型アルミモノコックフレームに新設計の並列四気筒エンジンを搭載したフラッグシップモデルZZR1400や、パーソナルウォータークラフトの新機種X-2等の量産開発、また将来を見据えた二輪車用次世代エンジンの研究を実施した。産業用ロボットでは新機種ロボット及びそのコントローラを中心に研究開発を実施し、事業全体で146億円の研究開発投資を実施した。

　上記の他、本社研究開発部門は、各事業製品のシステム化・高度化、差別化、性能・品質向上、価格競争力強化のための基盤技術（各種シミュレーション技術、解析技術、メカトロ・制御技術等）の研究開発を実施した。

　また、新型蓄電システム、バイオマス利用等の次世代分散型エネルギーシステム、パワーエレクトロニクス応用システムや次世代生産システム技術等の研究開発を実施した。この他、油圧ポンプ・コントロール弁等の要素技術研究を含め本社部門で66億円の研究開発投資を行った。

　これらの研究開発の実施にあたっては、各事業部門と本社研究開発部門が相互に連携・協力し、総合技術力による製品の差別化、高度化を図っている。さらに、海外企業との共同開発をはじめ、先進分野での産・学・官とのコラボレーションを一層強化することにより、研究開発の効率化、新分野へ

の取り組み強化を図っている。

　なお、従来、製造費用として処理している汎用機事業におけるニューモデル開発等に係る費用については、研究開発費の集計に含めていなかったが、近年の汎用機事業の業績全体に対する比重の高まりを受け、財務諸表等の利用者の意思決定に有用かつ適切な情報を提供すること及び他社の財務諸表との比較可能性を担保することを目的として、当連結会計年度から研究開発費の集計に含めている。

7 【財政状態及び経営成績の分析】

(1) 経営成績

　当連結会計年度における連結売上高が前期比808億円の増加となった主因は、航空宇宙事業での防衛庁向け次期固定翼哨戒機及び次期輸送機開発案件や、ボーイング７７７型旅客機分担製造品の売上高の増加並びに、汎用機事業における北米・欧州向け二輪車や国内向け産業用ロボットの売上高増加である。

　営業利益が前期比170億円の増加となった主因は、為替レートが円安ドル高傾向で推移したことに加え、航空宇宙事業・汎用機事業の伸張、ガスタービン・機械事業の好転や、コストダウンや固定費削減などの経営全般にわたる収益改善諸施策の効果による。

　特別損益については、退職給付信託設定益129億円を含め計131億円の特別利益を計上する一方、事業構造改善損失158億円、固定資産減損損失30億円、独禁法違反に係る損失７億円など合わせて207億円を特別損失に計上した。

(2) 財政状態

　航空宇宙事業の防衛庁向け次期固定翼哨戒機及び次期輸送機開発案件、ボーイング７７７型旅客機の製造及び７８７型旅客機用設備投資、車両事業の海外向け大型案件などによる事業規模の拡大により、売掛金やたな卸資産などの流動資産及び買掛金などの流動負債が増加し、総資産は前期比896億円増の１兆2,840億円となった。一方で新株予約権付社債の新株予約権行使などにより、借入債務は前期比340億円減の3,198億円となった。

　営業活動によるキャッシュ・フローの資金純増額は、たな卸資産の増加などにより前期比256億円減となった。

　投資活動によるキャッシュ・フローの資金純減額は、航空宇宙事業の上記案件への有形固定資産取得による支出の増加などにより、前期比187億円増となった。

　これらにより得られたフリーキャッシュ・フローに加え、手元資金の圧縮を原資として借入債務を圧縮した。

第3 【設備の状況】

1 【設備投資等の概要】

当グループでは、汎用機事業、航空宇宙事業を中心に、新機種・新製品対応のための設備投資や生産合理化・省力化のための設備投資などを実施した。その結果、当連結会計年度の設備投資額は、417億円（無形固定資産に係るものを含む）となった。

各セグメントの投資内容は以下のとおりである。

船舶事業では、商船建造設備の効率化などで19億円の設備投資を実施した。

車両事業では、車両・建設機械の生産合理化設備などで32億円の設備投資を実施した。

航空宇宙事業では、新機種開発・生産設備などで121億円の投資を実施した。

ガスタービン・機械事業では、舶用主機・ガスタービン等の生産合理化設備などに28億円の投資を実施した。

プラント・環境・鉄構事業では情報化設備や生産合理化設備などで7億円の投資を実施した。

汎用機事業では、二輪車の開発用設備及び新機種対応、生産合理化設備、米国製造子会社の生産合理化設備などで154億円の投資を実施した。

その他事業では、油圧機器生産設備、情報化・福利関連設備などで52億円の投資を実施した。

所要資金については、自己資金、借入金等による。

2 【主要な設備の状況】

(1) 提出会社

事業所名 (所在地)	事業の種類別 セグメントの 名称	設備の内容	帳簿価額(百万円)					従業 員数 (名)	摘要
			建物及び 構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計		
兵庫工場 (神戸市兵庫区)	車両事業	鉄道車両製造設備	4,072	2,923	8,647 (221)	520	16,164	996	
播州工場 (兵庫県加古郡稲美町)	車両事業	建設機械製造設備	1,097	1,078	698 (151)	382	3,257	318	
岐阜工場 (岐阜県各務原市)	航空宇宙事業	航空機製造設備	10,681	8,279	2,626 (722)	2,134	23,722	2,982	注2
		その他設備	463	―	139 (18)	3	606		
名古屋第一工場 (愛知県海部郡弥富町)	航空宇宙事業	航空機製造設備	3,852	987	3,565 (71)	48	8,453	―	注2
名古屋第二工場 (愛知県海部郡飛島村)	航空宇宙事業	航空機製造設備	6	23	― (―)	3	34	―	注2
西神工場 (神戸市西区)	ガスタービ ン・機械事業	エンジン製造設備	544	266	2,209 (50)	16	3,037	66	
神戸工場 (神戸市中央区)	プラント・環 境・鉄構事 業、ガスター ビン・機械事 業	原動機等製造設備	3,470	2,642	228 (129)	619	6,961	967	
		その他設備	136	144	80 (1)	66	427		
播磨工場 (兵庫県加古郡播磨町)	プラント・環 境・鉄構事業	鉄構製品製造設備	2,252	2,018	3,285 (455)	180	7,736	625	
		その他設備	14	2	― (―)	3	20		
明石工場 (兵庫県明石市)	汎用機事業、 ガスタービ ン・機械事業	二輪車等製造設備	8,851	9,423	1,493 (974)	6,708	26,477	3,236	
		その他設備	2,662	612	698 (2,183)	377	4,350		
神戸本社 (神戸市中央区)	全社	その他設備	5,046	258	5,081 (589)	640	11,026	288	注3
東京本社 (東京都港区)	全社	その他設備	5,667	35	7,613 (267)	98	13,415	431	注4
計			48,820	28,695	36,369 (5,831)	11,805	125,691	9,909	

(注) 1 上記の帳簿価額には建設仮勘定並びに無形固定資産の金額は含まない。
2 名古屋第一工場・名古屋第二工場の従業員数は岐阜工場に含む。
3 神戸本社には、中部・関西・中国・四国・九州支社、関西地区寮社宅等福利厚生施設ほかを含む。
4 東京本社には、東京設計事務所、海外事務所、北海道支社、関東地区寮社宅等福利厚生施設ほかを含む。
5 上記のほか、連結会社以外から土地169千㎡及び建物63千㎡を賃借している。また、上記のうち、土地171千㎡及び建物13千㎡を連結会社以外に賃貸している。
6 リース契約により使用している主要な賃借設備のうち連結会社以外からのものは下記のとおりである。

事業所名 (所在地)	事業の種類別 セグメント の名称	設備の内容	台数	リース期間	年間リース料	リース契約残高	摘要
神戸工場 (神戸市中央区)	ガスタービ ン・機械事業	大型NCプラノミラー	1セット	72ヶ月	77百万円	344百万円	所有権移転外ファイナンスリース
岐阜工場 (岐阜県各務原市)	航空宇宙事業	横型5軸制御マシニングセンター	1セット	144ヶ月	49百万円	551百万円	
		ベンチ自動試験機	1セット	144ヶ月	45百万円	530百万円	
		大型NCルーター	1セット	144ヶ月	30百万円	355百万円	

7 生産能力に重要な影響を及ぼすような設備の休止はない。

(2) 国内子会社

会社名	事業所名 (所在地)	事業の種類別 セグメントの 名称	設備の 内容	帳簿価額(百万円)					従業 員数 (名)	摘要
				建物及び 構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計		
㈱川崎造船	東京事務所 (東京都港区)	船舶事業	その他設備	―	―	― (―)	3	3	20	注2
	神戸工場 (神戸市中央区)		船舶建造設備	4,392	1,494	234 (177)	289	6,409	868	
			その他設備	830	3	188 (31)	37	1,058		
	坂出工場 (香川県坂出市)		船舶建造設備	3,506	5,412	2,031 (910)	483	11,432	817	
			その他設備	169	4	111 (4)	6	290		
日本飛行機㈱	本社事業所 (横浜市金沢区)	航空宇宙事業	航空宇宙機 器製造設備	2,763	140	653 (147)	236	3,792	591	
	航空機整備事業 所(神奈川県大 和市)		航空機修理 設備	1,519	162	160 (67)	209	2,050	447	
㈱川重ガスター ビン研究所	本社事業所 (千葉県袖ヶ浦 市)	プラント・環 境・鉄構事業	事業用ガス タービン発 電設備	762	4,711	― (―)	7	5,480	8	
㈱カワサキプ レシジョンマ シナリ	西神戸工場 (神戸市西区)	その他事業	油圧機械製 造設備	1,786	252	607 (175)	685	3,330	606	注3
㈱カワサキラ イフコーポレ ーション	神戸支店 (神戸市中央区) 他6事業所	その他事業	その他設備	6,907	1,815	1,379 (2,184)	829	10,930	275	注4

(注) 1 上記の帳簿価額には建設仮勘定並びに無形固定資産の金額は含まない。
　　 2 ㈱川崎造船については、上記のほか、連結会社以外から土地1千㎡ほかを賃借している。また、上記のうち
　　　 土地2千㎡、建物及び構築物2千㎡を連結会社以外に賃貸している。
　　 3 ㈱カワサキプレシジョンマシナリについては、上記のほか、連結会社以外から土地5千㎡、建物及び構築物
　　　 2千㎡を賃借している。
　　 4 ㈱カワサキライフコーポレーションについては、上記のほか、連結会社以外から建物及び構築物2千㎡を賃
　　　 借している。また、上記のうち土地32千㎡、建物及び構築物24千㎡を連結会社以外に賃貸している。
　　 5 生産能力に重要な影響を及ぼすような設備の休止はない。

(3) 在外子会社

会社名	事業所名 (所在地)	事業の種類別 セグメントの 名称	設備の 内容	帳簿価額(百万円)					従業 員数 (名)
				建物及び 構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
Kawasaki Motors Manufacturing Corp., U.S.A.	リンカーン工場 (米国ネブラス カ州)	車両事業、汎 用機事業	二輪車・鉄 道車両等製 造設備	6,644	5,194	217 (1,364)	79	12,134	1,341
	メアリービル工 場(米国ミズー リ州)		エンジン 製造設備	2,439	3,655	35 (460)	5	6,134	713

(注) 1 上記の帳簿価額には建設仮勘定並びに無形固定資産の金額は含まない。
　　 2 生産能力に重要な影響を及ぼすような設備の休止はない。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

当グループの当連結会計年度以後１年間の設備投資計画（新設・拡充など）については、新機種・新製品対応のための設備や生産合理化・省力化のための設備を中心に約430億円を計画している。各セグメントの内訳は次のとおりである。

事業の種類別 セグメントの名称	平成18年度 計画金額(億円)	設備などの主な内容・目的
船舶	10	潜水艦・商船建造合理化設備など
車両	100	車両・建設機械の開発・生産合理化設備など
航空宇宙	80	航空機開発・生産設備など
ガスタービン・機械	50	舶用主機・ガスタービン等の開発・生産設備など
プラント・環境・鉄構	5	生産合理化設備など
汎用機	140	二輪車の開発用設備の拡充及び新機種対応、生産合理化設備、米国製造子会社での四輪バギー車・汎用ガソリンエンジンなどの新機種対応、生産合理化設備など
その他	45	油圧機器生産設備、情報化・福利関連設備など
合計	430	

(注) 1 金額には消費税等を含まない。
　　　2 所要資金については、自己資金、借入金等により賄う予定である。
　　　3 無形固定資産に係るものを含む。
　　　4 その他事業には、全社共通設備を含む。

(2) 重要な設備の除却等

重要な設備の除却等の計画はない。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	3,360,000,000
計	3,360,000,000

② 【発行済株式】

種類	事業年度末現在発行数（株）（平成18年3月31日）	提出日現在発行数（株）（平成18年6月27日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	1,557,714,707	1,557,718,051	東京、大阪、名古屋、各証券取引所	―
計	1,557,714,707	1,557,718,051	―	―

(注) 1 提出日現在の発行数には、平成18年6月1日から当該有価証券報告書提出日までの新株予約権の行使（旧商法第341条ノ2の規定に基づき発行された転換社債の株式への転換を含む。）により発行された株式数は含まれていない。
2 東京、大阪、名古屋各取引所は市場第一部である。

(2) 【新株予約権等の状況】

新株予約権に関する事項は、次のとおりである。

① 平成13年改正旧商法第341条ノ2に基づき発行した2010年満期ユーロ円建転換社債型新株予約権付社債（平成15年12月8日発行）

	事業年度末現在（平成18年3月31日）	提出日の前月末現在（平成18年5月31日）
新株予約権の数（個）	5,868	5,868
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	32,241,758	32,241,758
新株予約権の行使時の払込金額（円）	182	182
新株予約権の行使期間	平成15年12月22日～平成22年9月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　182 資本組入額　91	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
新株予約権付社債の残高（百万円）	5,868	5,868

② 平成13年改正旧商法第341条ノ2に基づき発行した2011年満期ユーロ円建転換社債型新株予約権付社債（平成16年9月21日発行）

	事業年度末現在 （平成18年3月31日）	提出日の前月末現在 （平成18年5月31日）
新株予約権の数（個）	22,635	22,635
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	97,564,655	97,564,655
新株予約権の行使時の払込金額（円）	232	232
新株予約権の行使期間	平成16年10月12日〜 平成23年9月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　　232 資本組入額　　116	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
新株予約権付社債の残高（百万円）	22,635	22,635

③ 旧商法第341条ノ2の規定に基づく転換社債

第5回無担保転換社債（平成6年8月10日発行）

	事業年度末現在 （平成18年3月31日）	提出日の前月末現在 （平成18年5月31日）
転換社債の残高（百万円）	17,118	17,118
転換価格（円）	459	459
資本組入額（円）	※	※

※　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果1円未満の端数を生じるときは、その端数を切り上げた額とする。

第8回無担保転換社債（平成8年7月25日発行）

	事業年度末現在 （平成18年3月31日）	提出日の前月末現在 （平成18年5月31日）
転換社債の残高（百万円）	7,520	7,518
転換価格（円）	598	598
資本組入額（円）	※	※

※　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果1円未満の端数を生じるときは、その端数を切り上げた額とする。

第9回無担保転換社債（平成8年7月25日発行）

	事業年度末現在 （平成18年3月31日）	提出日の前月末現在 （平成18年5月31日）
転換社債の残高（百万円）	7,039	7,039
転換価格（円）	598	598
資本組入額（円）	※	※

※ 資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果1円未満の端数を生じるときは、その端数を切り上げた額とする。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式 総数増減数 （千株）	発行済株式 総数残高 （千株）	資本金増減額 （百万円）	資本金残高 （百万円）	資本準備金 増減額 （百万円）	資本準備金 残高 （百万円）
平成14年4月1日～ 平成15年3月31日	1	1,390,597	0	81,427	0	24,682
平成15年4月1日～ 平成16年3月31日	52,796	1,443,394	―	81,427	4,521	29,204
平成17年4月1日～ 平成18年3月31日	114,320	1,557,714	10,657	92,084	10,657	39,861

(注) 1 平成14年4月1日から平成15年3月31日の発行済株式総数、資本金及び資本準備金の増加は、転換社債の株式転換によるものである。
2 平成15年4月1日から平成16年3月31日の発行済株式総数及び資本準備金の増加は、平成15年4月1日付で日本飛行機株式会社を完全子会社化する際に行った株式交換に伴うものである。
3 平成17年4月1日から平成18年3月31日の発行済株式総数、資本金及び資本準備金の増加は、新株予約権の行使による増加である。なお、平成18年4月1日から平成18年5月31日までの間に、転換社債の転換により、発行済株式総数が3千株、資本金及び資本準備金がそれぞれ0百万円増加している。

(4) 【所有者別状況】

平成18年3月31日現在

区分	株式の状況（1単元の株式数1,000株）								単元未満 株式の状況 （株）
	政府及び 地方公共 団体	金融機関	証券会社	その他の 法人	外国法人等		個人 その他	計	
					個人以外	個人			
株主数 （人）	1	120	94	1,144	340	22	121,074	122,795	―
所有株式数 （単元）	10	576,686	34,346	122,054	264,339	69	552,173	1,549,677	8,037,707
所有株式数 の割合 （％）	0.00	37.21	2.21	7.87	17.05	0.00	35.63	100	―

(注) 1 自己株式115,212株は「個人その他」に115単元、「単元未満株式の状況」に212株含まれている。
なお、自己株式115,212株は株主名簿記載上の株式数であり期末日現在の実質的な所有株式数は113,212株である。
2 証券保管振替機構名義の株式44,400株は「その他の法人」に44単元、「単元未満株式の状況」に400株含まれている。

(5) 【大株主の状況】

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	77,706	4.98
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	65,267	4.18
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	57,443	3.68
日本生命保険相互会社	東京都千代田区丸の内１丁目６番６号	54,016	3.46
東京海上日動火災保険株式会社	東京都千代田区丸の内１丁目２番１号	50,199	3.22
川崎重工業従業員持株会	神戸市中央区東川崎町１丁目１番３号	38,498	2.47
川崎重工共栄会	神戸市中央区東川崎町１丁目１番３号	30,058	1.92
ＪＦＥスチール株式会社	東京都千代田区内幸町２丁目２番３号	27,634	1.77
日本興亜損害保険株式会社	東京都千代田区霞が関３丁目７番３号	27,521	1.76
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	26,828	1.72
計	―	455,174	29.22

(注) 1 上記の所有株式数のうち、信託業務に係る株式数は、つぎのとおりである。

　　　　日本トラスティ・サービス信託銀行株式会社（信託口）　　77,706千株
　　　　日本マスタートラスト信託銀行株式会社（信託口）　　65,267千株

　　2 みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の持株数57,443千株は、株式会社みずほ銀行が同行に委託した退職給付信託の信託財産であり、その議決権行使の指図権は株式会社みずほ銀行が留保している。

　　3 株式会社みずほ銀行及び共同保有者（株式会社みずほコーポレート銀行、みずほ証券株式会社、みずほ信託銀行株式会社、みずほインベスターズ証券株式会社、第一勧業アセットマネジメント株式会社、富士投信投資顧問株式会社、みずほインターナショナルPLC）から平成17年８月15日付で大量保有報告書に係る変更報告書の提出があり、平成17年７月31日現在で以下の株式を所有している旨の報告を受けている。なお、株式会社みずほ銀行が所有する57,443千株については、大株主の状況にみずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託名義で記載しているが、他の共同保有者については、当社として当事業年度末現在における実質所有株式数の確認ができないため、大株主の状況には含めていない。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
株式会社みずほ銀行	東京都千代田区内幸町１丁目１番５号	57,443	3.97
株式会社みずほコーポレート銀行	東京都千代田区丸の内１丁目３番３号	4,787	0.33
みずほ証券株式会社	東京都千代田区大手町１丁目５番１号	837	0.05
みずほ信託銀行株式会社	東京都中央区八重洲１丁目２番１号	12,756	0.88
みずほインベスターズ証券株式会社	東京都中央区日本橋茅場町１丁目13番16号	3	0.00
第一勧業アセットマネジメント株式会社	東京都千代田区有楽町１丁目７番１号	21,370	1.48
富士投信投資顧問株式会社	東京都中央区日本橋小舟町８番１号	157	0.01
みずほインターナショナルPLC	Bracken House, One Friday Street, London, EC4M 9JA, United Kingdom	1,095	0.07

(注) 発行済株式総数に対する所有株式数の割合は、当該変更報告書提出日現在の発行済株式総数1,443,394千株をもとに算出している。

(6) 【議決権の状況】

① 【発行済株式】

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　　113,000	―	―
	（相互保有株式） 普通株式　　280,000	―	―
完全議決権株式（その他）	普通株式　1,549,284,000	1,549,284	―
単元未満株式	普通株式　　8,037,707	―	一単元（1,000株） 未満の株式
発行済株式総数	1,557,714,707	―	―
総株主の議決権	―	1,549,284	―

(注) 1　「完全議決権株式（その他）」には証券保管振替機構名義の株式が、44,000株（議決権44個）含まれている。
　　　2　「完全議決権株式（その他）」には株主名簿上は当社名義となっているが実質的に所有していない株式が、2,000株（議決権2個）含まれている。
　　　3　「単元未満株式」には当社所有の自己株式212株及び証券保管振替機構名義の株式400株が含まれている。

② 【自己株式等】

平成18年3月31日現在

所有者の氏名 又は名称	所有者の住所	自己名義 所有株式数 （株）	他人名義 所有株式数 （株）	所有株式数 の合計 （株）	発行済株式総数 に対する所有 株式数の割合 （％）
（自己保有株式） 川崎重工業㈱	神戸市中央区東川崎町 3丁目1番1号	113,000	―	113,000	0.00
（相互保有株式） 川崎設備工業㈱	名古屋市中区大須 1丁目21番8号	280,000	―	280,000	0.01
計	―	393,000	―	393,000	0.02

(注)　このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が2,000株（議決権2個）ある。なお、当該株式は①「発行済株式」の「完全議決権株式（その他）」の中に含めている。

(7) 【ストックオプション制度の内容】

　　該当事項なし。

2 【自己株式の取得等の状況】
　(1)【定時総会決議又は取締役会決議による自己株式の買受け等の状況】
　　①【前決議期間における自己株式の取得等の状況】
　　　該当事項なし。

　　②【当定時株主総会における自己株式取得に係る決議状況】
　　　該当事項なし。

　(2)【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】
　　　該当事項なし。

3　【配当政策】
　　当社は、将来の成長に備え収益力と経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を安定的に継続することを基本方針としている。当事業年度は当該方針を踏まえ、1株当たり年間3円（中間0円、期末3円）の配当を決議し、配当後の内部留保については、事業への投資及び借入債務の返済などへ充当した。

4　【株価の推移】
　(1)　【最近5年間の事業年度別最高・最低株価】

事業年度	平成13年度	平成14年度	平成15年度	平成16年度	平成17年度
決算年月	平成14年3月	平成15年3月	平成16年3月	平成17年3月	平成18年3月
最高（円）	220	189	172	198	496
最低（円）	89	80	95	146	183

　(注)　最高・最低株価は、東京証券取引所市場第一部におけるものである。

　(2)　【最近6箇月間の月別最高・最低株価】

月別	平成17年10月	11月	12月	平成18年1月	2月	3月
最高（円）	310	342	496	465	456	420
最低（円）	265	298	336	380	360	365

　(注)　最高・最低株価は、東京証券取引所市場第一部におけるものである。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数 （千株）
取締役会長	―	田 﨑 雅 元	昭和10年9月6日生	昭和33年4月	川崎航空機工業㈱ （現・川崎重工業㈱）入社	141
				平成元年12月	Kawasaki Heavy Industries (U.S.A.) Inc.取締役社長	
				平成4年6月	当社取締役就任	
				平成8年6月	常務取締役就任	
				平成9年6月	専務取締役就任	
				平成12年6月	取締役社長就任	
				平成17年6月	取締役会長就任（現任）	
取締役社長 代表取締役	―	大 橋 忠 晴	昭和19年11月9日生	昭和44年4月	入社	68
				平成13年4月	執行役員就任	
				平成15年4月	車両カンパニープレジデント	
				平成15年6月	常務取締役就任	
				平成17年4月	取締役副社長就任	
				平成17年6月	取締役社長就任（現任）	
取締役副社長 代表取締役	社長補佐 本社管理部門 統括（除く 監査部）	寺 﨑 正 俊	昭和17年11月18日生	昭和41年4月	入社	100
				平成13年4月	執行役員、人事労政部長就任	
				平成14年1月	経営企画部長	
				平成14年6月	常務取締役就任	
				平成17年6月	取締役副社長就任（現任）	
常務取締役 代表取締役	ガスタービン・ 機械 カンパニー プレジデント	吉 野 隆	昭和18年5月29日生	昭和44年4月	入社	80
				平成13年4月	執行役員就任	
				平成15年4月	ガスタービン・機械カンパニー プレジデント就任（現任）	
				平成15年6月	常務取締役就任（現任）	
常務取締役 代表取締役	技術開発本部長	松 﨑 昭	昭和19年3月1日生	昭和41年4月	入社	102
				平成13年4月	執行役員、車両カンパニーバイス プレジデント兼 車両カンパニー 建設機械ビジネスセンター長就任	
				平成15年4月	技術開発本部長就任（現任）	
				平成16年6月	常務取締役就任（現任）	
常務取締役 代表取締役	航空宇宙 カンパニー プレジデント	元 山 近 思	昭和20年5月10日生	昭和48年4月	入社	94
				平成13年4月	執行役員、航空宇宙カンパニー バイスプレジデント就任	
				平成16年4月	航空宇宙カンパニー プレジデント就任（現任）	
				平成16年6月	常務取締役就任（現任）	
常務取締役 代表取締役	経営企画部長	野 口 二 郎	昭和19年6月19日生	昭和45年4月	入社	75
				平成14年4月	執行役員就任	
				平成17年4月	経営企画部長（現任）	
				平成17年6月	常務取締役就任（現任）	
常務取締役 代表取締役	車両 カンパニー プレジデント	瀬 川 雅 司	昭和22年11月22日生	昭和45年4月	入社	45
				平成16年4月	執行役員、車両カンパニー バイスプレジデント就任	
				平成17年4月	車両カンパニープレジデント 就任（現任）	
				平成17年6月	常務取締役就任（現任）	
常務取締役 代表取締役	汎用機 カンパニー プレジデント	丹 波 晟 一	昭和21年1月18日生	昭和46年4月	入社	62
				平成16年4月	執行役員就任	
				平成17年10月	汎用機カンパニー バイスプレジデント	
				平成18年4月	汎用機カンパニープレジデント 就任（現任）	
				平成18年6月	常務取締役就任（現任）	

役名	職名	氏名	生年月日	略歴	所有株式数（千株）
監査役（常勤）	―	上 田 忠 男	昭和20年1月22日生	昭和44年4月　入社 平成11年4月　関連企業室長 平成15年6月　監査部長 兼 経営企画部付 平成16年4月　経営企画部付 平成16年6月　当社監査役就任（現任）	35
監査役（常勤）	―	田 上 朗	昭和23年4月5日生	昭和46年4月　入社 平成13年4月　経営企画部広報室長 平成14年4月　法務部長 平成17年6月　当社監査役就任（現任）	22
監査役	―	川 本 洋	昭和11年1月5日生	平成10年1月　川崎汽船㈱取締役副社長 平成11年6月　日東物流㈱取締役会長 平成12年10月　㈱ケイライン物流ホールディングス取締役社長 平成13年10月　㈱ケイロジスティックス取締役社長 平成14年6月　当社監査役就任（現任）	27
監査役	―	土 井 憲 三	昭和22年12月5日生	昭和50年4月　弁護士登録 昭和62年7月　北山法律事務所（現北山・土井法律事務所）入所 平成17年6月　当社監査役就任（現任）	―
計					851

(注) 1　監査役 川本 洋、土井憲三は会社法第2条第16号に定める「社外監査役」である。
　　 2　当社は、法令に定める監査役の員数を欠くことになる場合に備え、会社法第329条第2項に定める補欠監査役1名を選出している。補欠監査役の略歴は以下のとおりである。

氏名	生年月日	略歴	所有株式数（千株）
佐々木 知 子	昭和30年3月2日	平成10年4月　東京地検室長検事 平成10年5月　退官・弁護士登録 平成10年7月　参議院議員（自民党比例区） 平成15年9月　厚生労働大臣政務官 平成16年7月　佐々木知子法律事務所開設 平成17年4月　帝京大学法学部教授	―

　　 3　当社では、コーポレートの全体最適を追求する戦略的意思決定機能と、それぞれの事業の業務執行機能を分離・強化して経営の効率性を高めるため、執行役員制度を導入している。提出日現在の業務執行体制は次頁のとおりである。

〔業務執行体制〕

	地位	氏名	担当業務
○	執行役員社長	大 橋 忠 晴	
○	執行役員副社長	寺 崎 正 俊	社長補佐、本社管理部門統括（除く監査部）
○	執行役員常務	吉 野 隆	ガスタービン・機械カンパニープレジデント
○	執行役員常務	松 﨑 昭	技術開発本部長
○	執行役員常務	元 山 近 思	航空宇宙カンパニープレジデント
○	執行役員常務	野 口 二 郎	経営企画部長
○	執行役員常務	瀬 川 雅 司	車両カンパニープレジデント
○	執行役員常務	丹 波 晨 一	汎用機カンパニープレジデント
	執行役員	浜 田 滋	営業推進本部関西支社長
	執行役員	三 原 修 二	人事労政部長
	執行役員	田 中 德 夫	会長・社長特命事項
	執行役員	糸 賀 興 右	技術開発本部システム技術開発センター長
	執行役員	天 江 文 昭	汎用機カンパニーバイスプレジデント兼生産本部長
	執行役員	三 嶋 和 彦	車両カンパニーバイスプレジデント
	執行役員	大 山 正 俊	技術開発本部副本部長兼技術研究所長
	執行役員	能 勢 修 一	大型構造物ビジネスセンター長
	執行役員	中 野 民 雄	ガスタービン・機械カンパニーバイスプレジデント 兼機械ビジネスセンター長
	執行役員	堀 川 英 嗣	航空宇宙カンパニーバイスプレジデント兼技術本部長
	執行役員	服 部 晃	車両カンパニーバイスプレジデント（車両担当）
	執行役員	長谷川 聰	ガスタービン・機械カンパニーバイスプレジデント 兼ガスタービンビジネスセンター長
	執行役員	浅 野 雄 一	ガスタービン・機械カンパニーバイスプレジデント（生産 ・コストダウン担当）兼機械ビジネスセンター工場総括部長
	執行役員	鈴 木 伸 一	航空宇宙カンパニーバイスプレジデント兼営業本部長
	執行役員	山 口 徹	社長特命事項（㈱カワサキマシンシステムズ担当）
	執行役員	村 山 滋	航空宇宙カンパニーバイスプレジデント （次期大型機プロジェクト、生産担当）
	執行役員	髙 尾 光 俊	財務経理部長
	執行役員	木野内 総 介	汎用機カンパニー技術本部長
	執行役員	河 村 義 雄	汎用機カンパニー購買総括部長
	執行役員	松 岡 京 平	車両カンパニー企画本部長
	執行役員	山 下 清 司	営業推進本部長
	執行役員	菅 原 健 史	汎用機カンパニー企画本部長

○印は取締役である。

6 【コーポレート・ガバナンスの状況】

(1)コーポレート・ガバナンスに関する基本的な考え方

　当社は取締役・監査役を中心として、当社グループにふさわしいコーポレート・ガバナンスを構築し、その充実を図っている。そして、グループ全体として、株主・顧客・従業員・地域社会等のステークホルダーの皆様に対しても透明性の高い経営を行い、円滑な関係を構築しながら、効率的で健全な経営を維持することにより企業価値を向上させることを、コーポレート・ガバナンスに関する基本的な考え方としている。

(2)会社の機関の内容

①業務執行

　当社は、監査役設置型を採用しており、取締役9名が経営戦略の立案と業務執行の監督にあたるとともに、監査役4名（うち社外監査役2名）が監査を行っている。また、経営環境の変化に迅速に対応できる体制とするため、業務執行に関しては、執行役員制の下で、取締役会において選任された執行役員が業務執行を行っている。

　業務執行に当たっての基本目標・方針は、取締役会において経営計画を編成するなかで決定され、グループ業務執行会議において全執行役員に示達されるとともに、経営計画の実行状況を取締役会において定期的にフォローしている。また、取締役については、その報酬に業績を反映させてインセンティブとする一方で、任期を1年とし、経営責任の明確化を図っている。なお、重要な経営課題については、代表取締役等で構成する経営会議において重点的に審議し、所定の事項については取締役会に諮ることとしている。経営会議は原則として月3回開催し、連結経営の見地に立って、経営方針・経営戦略・重要な経営課題等を審議するだけでなく、必要に応じて重要な子会社の経営責任者にも出席を要請する等、連結経営における社長の諮問機関としての機能を強化している。

②監査機能

　監査役は、取締役会及び経営会議に出席するとともに、重要書類の閲覧や、代表取締役との定期的会合、社内各部門及び子会社の監査を通じて業務及び財産の状況の調査等を行っている。また、当社との取引関係等のない2名の社外監査役により、経営監視機能の客観性及び中立性を確保するとともに、社内監査役と社外監査役との情報共有を行い、経営監視機能の充実を図っている。

　さらに、内部監査部門である監査部（7名）が、当グループの経営活動全般における業務執行が、法規並びに社内ルールに基づいて適切に運用されているか等の監査を定常的に行う等、内部統制機能の向上を図っている。また、監査役と監査部は月次で情報交換を行っており、それぞれの監査結果・指摘事項等の情報を共有している。

　会計監査については、当社の会計監査人である、あずさ監査法人の財務諸表監査を受けている。監査役及び監査役会は、会計監査人からの監査計画の概要、監査重点項目の報告を受け、監査役会からも会計監査人に対し監査役監査計画の説明を行っている。監査結果については定期的に（年2回）報告を受け、情報交換や意見交換を行うなど連携を図っている。また、必要に応じて監査役が会計監査人の監査に立ち会うほか、会計監査人から適宜監査に関する報告を受けている。あずさ監査法人の監査の状況、及び当連結会計年度において、当社及び連結子会社が監査法人に支払うべき報酬の額とその内訳は以下のとおりである。

業務を執行した公認会計士の氏名、所属する監査法人名及び提出会社に係る継続監査年数

あずさ監査法人　　指定社員　　中谷　紀之

　　　　　　　　　指定社員　　黒崎　寛

　　　　　　　　　指定社員　　橘　　和良

なお、継続監査年数については全員7年以内であるため記載を省略している。

監査業務に係る補助者の構成

　　公認会計士　　18名

　　会計士補　　　11名

当社及び連結子会社が監査法人及び公認会計士に支払うべき報酬の額とその内訳　　（単位　百万円）

	あずさ監査法人	その他監査法人 及び公認会計士
監査契約に基づく監査証明に係る報酬	147	154
それ以外の報酬	－	139

　　（注）あずさ監査法人の監査証明に係る報酬は、公認会計士法第2条第1項に定めるものである。
　　　　　その他監査法人の報酬は、主に海外子会社におけるものであり、監査証明に係る報酬は財務諸表監査に対
　　　　　するもの、それ以外の報酬は税務に関連した業務に対するものである。

③コンプライアンス体制

　　企業倫理に関する社内規則を整備するだけでなく、企業倫理委員会・コンプライアンス委員会に加え、グループ内の各組織に法令遵守自主点検委員会を設置している。さらに、従業員に対しては「コンプライアンスガイドブック」の配布の他、コンプライアンス教育も充実させており、グループを上げてコンプライアンスに対する意識の向上を図っている。その他、外部の弁護士を窓口とする「コンプライアンス報告・相談制度」を定め、従業員が内部の目を気にすることなく相談できる仕組みを構築している。

(3)内部統制システムの整備の状況

　　＜基本方針＞

当社は以下の「経営の基本理念」を制定し、経営の拠り所としている。

1．当社は優れた製品を最も適正な価格で顧客に提供する。

2．絶えず生産性の向上に努め、常に適正な利益を確保する。

3．最高水準の設備と技術を整備し、安全にして衛生的な職場環境を維持する。

4．全社に相互信頼と理解を基礎とする協力的な気風を培い、組織の総力を結集する。

5．従業員の能力開発に努め、業績に応じた公正な処遇を行う。

　　この「経営の基本理念」の実現のためにこれまで構築してきた内部統制システムを維持するとともに、不断の見直しによってその改善を図り、もって、効率的で適法な企業体制をより強固なものとすることで、企業価値の向上を図ることを内部統制システム構築の基本方針とし、取締役及び使用人の義務としている。

　　＜整備状況＞

　　当社における内部統制システム整備状況は以下のとおりであるが、当社を取り巻く環境の変化等も視野に入れ、必要に応じて見直しを行う。

①取締役の職務の執行に係る情報の保存及び管理に対する体制

　　・経営の意思決定及び業務執行の記録については、法令に従った保存体制を確立するとともに、その他の情報も文書管理規定に従い、保存・管理している。

　　・会議体資料における機密、個人情報はそれぞれ社内規則による適正な取扱を徹底し、規則に定められた方法による検証や業務監査などにより、その実効性を確保している。

②損失の危険の管理に関する体制

　　・重要な経営方針他の取締役会付議を規則によって義務づけている。

　　・決裁規則により重要事項の決裁ルールを明確にしている。

　　・重要プロジェクトのリスク管理に関する規則をはじめとした各分野のリスク管理社則の制定及び運用を事業運営の各段階で行っている。

　　・各種法令遵守の啓蒙・教育活動を継続して行い、コンプライアンスリスク発生を防ぐべく努めている。

　　・コンプライアンスリスク管理のため、川崎重工業企業倫理規則を制定するとともに、企業倫理委員会の活動により、同規則の実効性を確保している。

　　・コンプライアンス委員会を設置し、法令遵守自主点検制度、コンプライアンス啓蒙・教育、コンプライアンス報告・相談制度（内部通報制度）の運営・モニタリングを行っている。

　　・内部監査部門（監査部）による業務監査を行い、業務執行の適正を確保している。

③取締役の職務の執行が効率的に行われることを確保するための体制

　　・取締役の業務分担により、効率的業務執行を確保している。

　　・取締役会の決議に基づき執行役員を定め、各事業分野における業務執行の効率化を図っている。

　　・社長諮問機関、補佐機関として経営会議及び経営企画部を設置している。

　　・当社グループへ経営方針・計画の周知及び意思統一のためのグループ業務執行会議を開催している。

　　・機動的事業運営のための擬似会社制度として、カンパニー制の導入・運営を行っている。

　　・経営資源の効率的投入のため、製造原価、設備投資、間接経費などへの予算統制を行っている。

④取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制

　　・業務執行から独立した取締役を置き、経営全般に対する取締役会の監督・監視機能を強化している。

　　・上記②で述べたコンプライアンスリスク管理を行っている。

　　・取締役については、企業倫理の基本理念を自ら遵守する義務を負うほか、使用人に法令等を遵守させる義務を負っており、その旨、川崎重工業企業倫理規則に規定している。

　　・執行役員規則、就業規則により使用人の職務執行の法令及び定款への適合を確保している。

　　・各種法令遵守の啓蒙・教育活動の継続的実施により、法令遵守への理解と意識を常に高めるよう努めている。

⑤会社並びに子会社からなる企業集団における業務の適正を確保するための体制

　　・子会社の株主として、株主総会における議決権行使により統制を行っている。

　　・関連企業規則・決裁規則によって、子会社運営に係る重要事項決定等の統制を行っている。

　　・非常勤取締役・非常勤監査役を派遣することによって、経営の監督・監視を行っている。

　　・当社常勤監査役は、子会社の常勤監査役とも連携して活動している。

⑥監査役がその職務を補佐すべき使用人の設置を求めた場合の使用人に関する体制

　　・監査役の要請に応じて要員を配置している。

⑦監査役の職務を補佐すべき使用人の取締役からの独立性に関する体制

　　・監査役の職務を補佐すべき使用人の人事は、監査役の同意を必要としている。

⑧取締役及び使用人が監査役会または監査役に報告するための体制、その他監査役への報告に関する体制

　　・取締役会の他、経営会議や企業倫理委員会などの全社会議体へ出席している。

　　・取締役との定期的な意見交換を行っている。

　　・取締役が監査役に報告すべき事項を両者の協議により定めている。

⑨その他監査役の監査が実効的に行われることを確保するための体制

　　・会計監査人や内部監査部門は監査役と緊密に連携している。

　　・監査役の選任議案や監査役報酬等について、法令・定款に従い監査役の同意を得ている。

(4)取締役及び監査役に支払った報酬

当連結会計年度において、当社の取締役及び監査役に支払った報酬は以下のとおりである。

区　　分	支　払　額　（単位　百万円）		
	取締役	監査役	計
定款又は株主総会決議に基づく報酬	435	64	499
利益処分による役員賞与	40	－	40
株主総会決議に基づく退職慰労金	294	24	318
計	769	88	858

第5 【経理の状況】

1 連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成している。

　　ただし、前連結会計年度（平成16年4月1日から平成17年3月31日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年1月30日内閣府令第5号）附則第2項のただし書きにより、改正前の連結財務諸表規則に基づいて作成している。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成している。

　　ただし、前事業年度（平成16年4月1日から平成17年3月31日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年1月30日内閣府令第5号）附則第2項のただし書きにより、改正前の財務諸表等規則に基づいて作成している。

2 監査証明について

　　当社は、証券取引法第193条の2の規定に基づき、前連結会計年度（平成16年4月1日から平成17年3月31日まで）及び前事業年度（平成16年4月1日から平成17年3月31日まで）並びに当連結会計年度（平成17年4月1日から平成18年3月31日まで）及び当事業年度（平成17年4月1日から平成18年3月31日まで）の連結財務諸表及び財務諸表について、あずさ監査法人により監査を受けている。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度 (平成17年3月31日現在)			当連結会計年度 (平成18年3月31日現在)		
		金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(資産の部)							
I 流動資産							
1 現金及び預金			44,628			37,650	
2 受取手形及び売掛金			402,254			422,551	
3 たな卸資産	注11		332,333			383,016	
4 繰延税金資産			20,218			32,398	
5 その他	注6,9		43,583			44,111	
貸倒引当金			△6,013			△3,829	
流動資産合計			837,004	70.0		915,899	71.3
II 固定資産							
1 有形固定資産	注1						
(1)建物及び構築物	注11	93,318			92,674		
(2)機械装置及び運搬具	注11	57,260			59,982		
(3)土地	注11	67,997			65,732		
(4)建設仮勘定		5,126			9,375		
(5)その他		19,462	243,166		18,455	246,219	
2 無形固定資産	注12		14,773			15,795	
3 投資その他の資産							
(1)投資有価証券	注2,11	65,238			56,423		
(2)長期貸付金		2,514			1,421		
(3)繰延税金資産		19,259			28,185		
(4)その他	注2	17,173			24,004		
貸倒引当金		△4,657	99,527		△3,865	106,171	
固定資産合計			357,467	29.9		368,186	28.6
資産合計			1,194,472	100.0		1,284,085	100.0

区分	注記番号	前連結会計年度 (平成17年3月31日現在)		当連結会計年度 (平成18年3月31日現在)	
		金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(負債の部)					
Ⅰ　流動負債					
1　支払手形及び買掛金	注11	348,388		409,942	
2　短期借入金	注11	126,996		133,627	
3　未払法人税等		12,276		19,977	
4　繰延税金負債		317		111	
5　賞与引当金		13,957		15,198	
6　保証工事引当金		2,550		4,200	
7　受注工事損失引当金		6,832		12,612	
8　事業構造改善損失引当金		—		9,557	
9　その他					
(1)前受金		106,574		98,589	
(2)1年以内に償還予定の社債		19,609		29,118	
(3)その他	注9	60,979	187,162	69,723	197,431
流動負債合計			698,482	58.4	802,659	62.5
Ⅱ　固定負債					
1　社債	注11	153,677		103,062	
2　長期借入金	注11	53,601		53,994	
3　繰延税金負債		1,979		3,732	
4　退職給付引当金		72,516		69,113	
5　役員退職慰労引当金		905		—	
6　その他		7,154		8,427	
固定負債合計			289,835	24.2	238,330	18.5
負債合計			988,317	82.7	1,040,989	81.0
(少数株主持分)					
少数株主持分		4,690	0.3	5,507	0.4
(資本の部)					
Ⅰ　資本金	注7	81,427	6.8	92,084	7.1
Ⅱ　資本剰余金		31,389	2.6	42,094	3.2
Ⅲ　利益剰余金		88,703	7.4	100,775	7.8
Ⅳ　その他有価証券評価差額金		16,910	1.4	14,097	1.0
Ⅴ　為替換算調整勘定		△16,842	△1.4	△11,426	△0.8
Ⅵ　自己株式	注8	△122	△0.0	△38	△0.0
資本合計		201,464	16.8	237,588	18.5
負債、少数株主持分及び資本合計		1,194,472	100.0	1,284,085	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成16年4月1日 至 平成17年3月31日）金額（百万円）		百分比（%）	当連結会計年度（自 平成17年4月1日 至 平成18年3月31日）金額（百万円）		百分比（%）
I 売上高			1,241,591	100.0		1,322,487	100.0
II 売上原価			1,088,218	87.6		1,148,547	86.8
売上総利益			153,373	12.3		173,940	13.1
III 販売費及び一般管理費							
1 給料手当		38,088			38,094		
2 賃借料		4,607			4,758		
3 旅費交通費		5,061			5,065		
4 通信費		1,218			1,183		
5 減価償却費		3,479			3,120		
6 広告宣伝費		9,805			12,501		
7 貸倒引当金繰入額		1,650			1,045		
8 研究開発費	注1	13,182			12,622		
9 その他		51,535	128,629	10.3	53,753	132,145	9.9
営業利益			24,744	1.9		41,794	3.1
IV 営業外収益							
1 受取利息		2,287			2,218		
2 受取配当金		953			1,006		
3 有価証券売却益		3,774			4,379		
4 持分法による投資利益		505			—		
5 為替差益		166			—		
6 その他		3,333	11,020	0.8	3,514	11,119	0.8
V 営業外費用							
1 支払利息		6,295			5,377		
2 為替差損		—			8,901		
3 持分法による投資損失		—			196		
4 たな卸資産処分損		2,141			—		
5 その他		6,283	14,720	1.1	7,553	22,029	1.6
経常利益			21,044	1.6		30,885	2.3
VI 特別利益							
1 退職給付信託設定益	注2	—			12,901		
2 子会社株式売却益	注3	—			276		
3 固定資産売却益	注4	2,864	2,864	0.2	—	13,177	0.9
VII 特別損失							
1 事業構造改善損失	注5	—			15,815		
2 固定資産減損損失	注6	—			3,007		
3 土壌汚染対策費用	注7	—			1,053		
4 独禁法違反に係る損失	注8	—			730		
5 子会社株式売却損	注9	—			155		
6 工事費用清算金	注10	1,824			—		
7 分社に伴う退職給付会計基準変更時差異等一括処理額	注11	1,315			—		
8 退職給付会計基準変更時差異償却額	注12	205	3,345	0.2	—	20,762	1.5
税金等調整前当期純利益			20,564	1.6		23,300	1.7
法人税、住民税及び事業税		15,868			24,147		
法人税等調整額		△7,373	8,495	0.6	△17,842	6,304	0.4
少数株主利益			589	0.0		528	0.0
当期純利益			11,478	0.9		16,467	1.2

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 （自 平成16年4月1日 至 平成17年3月31日） 金額（百万円）		当連結会計年度 （自 平成17年4月1日 至 平成18年3月31日） 金額（百万円）	
（資本剰余金の部）					
Ⅰ 資本剰余金期首残高			31,388		31,389
Ⅱ 資本剰余金増加高					
1　自己株式処分差益		1		46	
2　転換社債型新株予約権付 　　社債の新株予約権行使に 　　よる増加高		—	1	10,657	10,704
Ⅲ 資本剰余金期末残高			31,389		42,094
（利益剰余金の部）					
Ⅰ 利益剰余金期首残高			80,468		88,703
Ⅱ 利益剰余金増加高					
1　当期純利益		11,478	11,478	16,467	16,467
Ⅲ 利益剰余金減少高					
1　配当金		2,885		3,606	
2　役員賞与		38		84	
（うち監査役賞与）		(0)		(2)	
3　連結子会社の会計期間 　　変更による減少高		221		—	
4　その他	注1	98	3,243	705	4,395
Ⅳ 利益剰余金期末残高			88,703		100,775

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)	当連結会計年度 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)
I 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純利益		20,564	23,300
2 減価償却費		31,554	30,551
3 固定資産減損損失		—	3,007
4 退職給付引当金の増加額		8,779	17,091
5 賞与引当金の増加額又は減少額(△)		△396	1,397
6 貸倒引当金の減少額		△212	△43
7 受注工事損失引当金の増加額		1,841	5,660
8 事業構造改善損失引当金の増加額		—	9,557
9 事業構造改善に伴うたな卸資産評価損		—	6,258
10 たな卸資産処分損		2,141	1,737
11 株式売却損益		△3,774	△4,501
12 固定資産売却損益		△1,889	960
13 退職給付信託設定益		—	△12,901
14 受取利息及び受取配当金		△3,240	△3,225
15 支払利息		6,295	5,377
16 売上債権の増加高		△31,184	△14,249
17 たな卸資産の増加額(△)又は減少額		5,117	△49,755
18 その他流動資産の増加額		△3,064	△1,246
19 仕入債務の増加額		59,088	55,293
20 前受金の減少額		△4,127	△13,821
21 その他流動負債の増加額		489	1,689
22 その他		2,324	2,584
小計		90,306	64,721
23 利息及び配当金の受取額		4,554	3,128
24 利息の支払額		△6,294	△5,332
25 法人税等の支払額		△16,084	△16,580
26 工事費用清算金の支払額	注3	△1,060	—
27 土壌汚染対策費用の支払額	注2	—	△176
営業活動によるキャッシュ・フロー		71,422	45,760
II 投資活動によるキャッシュ・フロー			
1 定期預金(預入期間3ヵ月超)の純減少額		447	101
2 有形固定資産取得による支出		△27,364	△34,656
3 有形固定資産売却による収入		5,257	2,231
4 無形固定資産取得による支出		△3,773	△4,602
5 無形固定資産売却による収入		319	38
6 投資有価証券取得による支出		△1,301	△5,764
7 投資有価証券売却による収入		5,369	6,870
8 短期貸付金の純増加額(△)又は純減少額		1,464	△428
9 長期貸付けによる支出		△290	△895
10 長期貸付金の回収による収入		1,338	427
11 その他		816	167
投資活動によるキャッシュ・フロー		△17,714	△36,510

区分	注記番号	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日） 金額（百万円）	当連結会計年度 （自　平成17年4月1日 至　平成18年3月31日） 金額（百万円）
Ⅲ　財務活動によるキャッシュ・フロー			
1　短期借入金の純増加額又は純減少額（△）		△31,736	7,391
2　長期借入れによる収入		12,732	24,657
3　長期借入金の返済による支出		△45,241	△25,377
4　社債の発行による収入		45,000	―
5　社債の償還による支出		△30,000	△19,609
6　自己株式取得に伴う支出		△35	△51
7　配当金の支払額		△2,844	△3,621
8　少数株主からの払込による収入		361	―
9　少数株主への配当金の支払額		△75	△109
財務活動によるキャッシュ・フロー		△51,839	△16,720
Ⅳ　現金及び現金同等物に係る換算差額		180	703
Ⅴ　現金及び現金同等物の増加額 　　又は減少額（△）		2,048	△6,767
Ⅵ　現金及び現金同等物の期首残高		42,375	44,385
Ⅶ　連結子会社の会計期間変更に伴う現金 　　及び現金同等物の期首残高減少高		△38	―
Ⅷ　連結除外に伴う現金及び現金同等物 　　の減少高		△0	△112
Ⅸ　現金及び現金同等物の期末残高	注1	44,385	37,505

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
1　連結の範囲に関する事項 　(1)　連結子会社の数は99社であり、その主要な会社名は「第1企業の概況」の「4関係会社の状況」に記載している。 　（注）　連結子会社の増加3社のうち、川崎重工業産業機械貿易（上海）有限公司他2社は、新たに設立したため連結の範囲に含めた。また、連結子会社の減少5社のうち川崎興産㈱他1社は他の連結子会社に吸収合併され消滅したため、㈱石原造船所は清算したため、連結の範囲から除外した。	1　連結の範囲に関する事項 　(1)　連結子会社の数は96社であり、その主要な会社名は「第1企業の概況」の「4関係会社の状況」に記載している。 　（注）　連結子会社の増加4社のうち、Kawasaki Precision Machinery (U.S.A.) Inc.他3社は、新たに設立したため連結の範囲に含めた。また、連結子会社の減少7社のうち日飛電子精機㈱他1社は売却したため、川重八千代エンジニアリング㈱は所有割合が低下し関連会社（持分法適用）となったため、神戸クリスタルタワーサービス㈱は他の連結子会社に吸収合併されたため、川物石油㈱他1社は清算したため、Kawasaki Heavy Industries G.m.b.H.は清算手続中により重要性が低下したため、連結の範囲から除外した。
(2)　主要な非連結子会社名 　　　　大動プラントサービス㈱（休眠中）	(2)　主要な非連結子会社名 　　　　　　　　同左
(3)　非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(3) 　　　　　　　　同左
2　持分法の適用に関する事項 　(1)　持分法を適用した非連結子会社及び関連会社の数は16社であり、それぞれ次のとおりである。 　　　　非連結子会社…　一社 　　　　関連会社………　16社　川崎設備工業㈱、川重防災工業㈱ほか 　（注）　持分法適用会社の増加2社のうち、スチールプランテック㈱は追加出資により関連会社となったため、KKハイドロリックス㈱は新たに設立し関連会社となったため、持分法の適用範囲に含めた。また、持分法適用会社の減少2社については、株式譲渡等により関連会社に該当しなくなったため、持分法の適用範囲から除外した。	2　持分法の適用に関する事項 　(1)　持分法を適用した非連結子会社及び関連会社の数は19社であり、それぞれ次のとおりである。 　　　　非連結子会社…　一社 　　　　関連会社………　19社　川崎設備工業㈱、川重防災工業㈱ほか 　（注）　持分法適用会社の増加4社のうち、青島四方川崎車両技術有限公司他2社は新たに設立し関連会社となったため、㈱アーステクニカM＆S（旧社名　川重八千代エンジニアリング㈱）は所有割合が低下し関連会社となったため持分法の適用範囲に含めた。また、持分法適用会社の減少1社については清算したため持分法の適用範囲から除外した。
(2)　持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 　　　非連結子会社 　　　　大動プラントサービス㈱（休眠中） 　　　関連会社 　　　　民間航空機㈱、朝日アルミニウム㈱ 　　　これらの関係会社については、損益及び利益剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。	(2)　持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 　　　　　　　　同左

— 45 —

前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
3　連結子会社の事業年度等に関する事項 　㈱カワサキモータースジャパン、 　㈱ケイポイント、㈱オートポリス、 　Kawasaki Motors Corp., U.S.A.、 　Canadian Kawasaki Motors Inc.、 　Kawasaki Motors Manufacturing Corp., U.S.A.、 　Kawasaki Motors Pty. Ltd.、 　Kawasaki Motors Finance Corporation、 　KM Receivables Corporation、 　Kawasaki Motors (Phils.) Corporation、 　Kawasaki Motors Enterprise (Thailand) 　Co., Ltd.、 　Kawasaki Rail Car, Inc.、 　Kawasaki Motors Europe N.V.、 　Kawasaki Robotics (USA) Inc.、 　Green River Insurance Company、 　Kawasaki Construction Machinery Corp. of 　America、 　Kawasaki Precision Machinery(U.K.) Limited、 　P.T.Kawasaki Motor Indonesia、 　Kawasaki Gas Turbine Europe G.m.b.H.、 　Kawasaki Heavy Industries (U.K.) Ltd.、 　Kawasaki Heavy Industries G.m.b.H.、 　Kawasaki Heavy Industries (Singapore) 　Pte.Ltd.、 　Kawasaki Robotics (UK) Ltd.、 　Kawasaki Robotics G.m.b.H.、 　Kawasaki Machine Systems Korea, Ltd.、 　KHI Design & Technical Service Inc.、 　Kawasaki do Brasil Industria e Comercio 　Ltda.、 　Kawasaki Aeronautica Do Brasil Industria 　Ltda.、 　Flutek, Ltd.、 川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、及び川崎重工業産業機械貿易（上海）有限公司の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年2月末日であり、連結決算日（毎年3月31日）と異なっている。 　上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他2社については、連結決算日において仮決算を実施した上で連結している。その他の28社についてはその差異が3ヶ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。	3　連結子会社の事業年度等に関する事項 　㈱カワサキモータースジャパン、 　㈱ケイポイント、㈱オートポリス、 　Kawasaki Motors Corp., U.S.A.、 　Canadian Kawasaki Motors Inc.、 　Kawasaki Motors Manufacturing Corp., U.S.A.、 　Kawasaki Motors Pty. Ltd.、 　Kawasaki Motors Finance Corporation、 　KM Receivables Corporation、 　Kawasaki Motors (Phils.) Corporation、 　Kawasaki Motors Enterprise (Thailand) 　Co., Ltd.、 　Kawasaki Rail Car, Inc.、 　Kawasaki Motors Europe N.V.、 　Kawasaki Robotics (USA) Inc.、 　Green River Insurance Company、 　Kawasaki Construction Machinery Corp. of 　America、 　Kawasaki Precision Machinery(U.K.) Limited、 　P.T.Kawasaki Motor Indonesia、 　Kawasaki Gas Turbine Europe G.m.b.H.、 　Kawasaki Heavy Industries (U.K.) Ltd.、 　Kawasaki Heavy Industries (Singapore) 　Pte.Ltd.、 　Kawasaki Robotics (UK) Ltd.、 　Kawasaki Robotics G.m.b.H.、 　Kawasaki Machine Systems Korea, Ltd.、 　KHI Design & Technical Service Inc.、 　Kawasaki do Brasil Industria e Comercio 　Ltda.、 　Kawasaki Aeronautica Do Brasil Industria 　Ltda.、 　Flutek, Ltd.、 　Kawasaki Gas Turbine Asia Sdn. Bhd.、 　Kawasaki Precision Machinery (U.S.A.) Inc.、 川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、川崎重工業産業機械貿易（上海）有限公司及び川崎精密機械（蘇州）有限公司の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年2月末日であり、連結決算日（毎年3月31日）と異なっている。 　上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他2社については、連結決算日において仮決算を実施した上で連結している。その他の30社についてはその差異が3ヶ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。

前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
4　会計処理基準に関する事項 　(1) 資産の評価基準及び評価方法 　　①有価証券 　　　満期保有目的の債券 　　　　主として償却原価法により評価している。 　　　その他有価証券 　　　・時価のあるもの 　　　　決算期末日の市場価格等に基づく時価法（評 　　　　価差額は全部資本直入法により処理し、売却 　　　　原価は主として移動平均法により算定）によ 　　　　り評価している。 　　　・時価のないもの 　　　　主として移動平均法による原価法により評価 　　　　している。 　　　なお、売買目的有価証券については保有してい 　　　ない。 　　②たな卸資産 　　　主として個別法、移動平均法及び先入先出法に 　　　よる原価法により評価している。 　　③デリバティブ取引により生ずる正味の債権債務 　　　　時価法により評価している。 　(2) 減価償却資産の減価償却の方法 　　①有形固定資産 　　　主として定率法により償却している。ただし、 　　　平成10年4月1日以降取得した建物（建物附属設 　　　備を除く）については、定額法により償却してい 　　　る。 　　②無形固定資産 　　　定額法により償却している。 　　　なお、ソフトウェア（自社利用分）について 　　　は、社内における利用可能期間（主として5年） 　　　に基づく定額法により償却している。 　(3) 引当金の計上基準 　　①貸倒引当金 　　　債権の貸倒による損失に備えるため、一般債権 　　　については主として過去の貸倒実績率による繰入 　　　額を計上しているほか、貸倒懸念債権等特定の債 　　　権については個別に回収可能性を検討した必要額 　　　を計上している。 　　②賞与引当金 　　　従業員の期末手当に充てるため、支給見込額に 　　　基づき計上している。 　　③保証工事引当金 　　　保証工事費用の支出に備え、過去の実績または 　　　個別の見積りに基づき計上している。 　　④受注工事損失引当金 　　　当連結会計年度末の未引渡工事のうち、大幅な 　　　損失が発生すると見込まれ、かつ、当連結会計年 　　　度末時点で当該損失額を合理的に見積ることが可 　　　能な工事について、翌連結会計年度以降の損失見 　　　積額を計上している。	4　会計処理基準に関する事項 　(1) 資産の評価基準及び評価方法 　　①有価証券 　　　　　　　　　　同左 　　②たな卸資産 　　　　　　　　　　同左 　　③デリバティブ取引により生ずる正味の債権債務 　　　　　　　　　　同左 　(2) 減価償却資産の減価償却の方法 　　①有形固定資産 　　　　　　　　　　同左 　　②無形固定資産 　　　　　　　　　　同左 　(3) 引当金の計上基準 　　①貸倒引当金 　　　　　　　　　　同左 　　②賞与引当金 　　　　　　　　　　同左 　　③保証工事引当金 　　　　　　　　　　同左 　　④受注工事損失引当金 　　　　　　　　　　同左

前連結会計年度 （自　平成16年４月１日 　至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 　至　平成18年３月31日）
	⑤事業構造改善損失引当金 　　エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失の見積額を計上している。
⑥退職給付引当金 　　従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。 　　また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、主として10年による定額法により当連結会計年度から費用処理している。 　　なお、期末残高には、平成17年４月１日付の破砕機部門分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。	⑥退職給付引当金 　　従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。 　　また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、主として10年による定額法により当連結会計年度から費用処理している。
⑦役員退職慰労引当金 　　役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。	
(4) 外貨建の資産又は負債の本邦通貨への換算の基準 　　改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。	(4) 外貨建の資産又は負債の本邦通貨への換算の基準 　　同左
	(5) 収益の計上基準 　　長期・大型の工事（主として、工期１年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。 　　なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。
(6) 重要なリース取引の処理方法 　　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	(6) 重要なリース取引の処理方法 　　同左
(7) ヘッジ会計の方法 ①ヘッジ会計の方法 　　繰延ヘッジ処理を採用している。 ②ヘッジ手段とヘッジ対象	(7) ヘッジ会計の方法 ①ヘッジ会計の方法 　　同左 ②ヘッジ手段とヘッジ対象 　　同左

ヘッジ手段	ヘッジ対象
為替予約、 通貨オプション	外貨建金銭債権・ 債務等 （予定取引を含む）
金利スワップ、 金利オプション	借入金

前連結会計年度	当連結会計年度
③ヘッジ方針 　　各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。	③ヘッジ方針 　　同左

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
④ヘッジ有効性評価の方法 　金融商品会計に関する実務指針に基づき評価している。 (8) その他連結財務諸表作成のための重要な事項 　消費税等の会計処理 　　消費税及び地方消費税の会計処理は、税抜方式によっている。	④ヘッジ有効性評価の方法 同左 (8) その他連結財務諸表作成のための重要な事項 　消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項 　連結子会社の資産及び負債の評価については、全面時価評価法を採用している。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 　連結調整勘定の償却については、発生日以後５年間の均等償却を行っている。ただし、金額的重要性に乏しいものについては、当該連結会計年度において一括償却している。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 　利益処分は、連結会計年度において確定した利益処分を基礎として連結する方法（確定方式）により処理している。	7　利益処分項目等の取扱いに関する事項 同左
8　連結キャッシュ・フロー計算書における資金の範囲 　連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

会計方針の変更

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円、営業利益・経常利益・税金等調整前当期純利益が2,135百万円それぞれ増加している。なお、セグメント別の影響については、「第５　経理の状況　１　連結財務諸表等　(1) 連結財務諸表」のセグメント情報に記載している。	当連結会計年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用している。これにより税金等調整前当期純利益が3,007百万円減少している。なお、減損損失累計額については、改正後の連結財務諸表規則に基づき当該各資産の金額から直接控除している。

表示方法の変更

前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
（連結損益計算書関係） 　営業外費用の「たな卸資産処分損」については、営業外費用の総額の百分の十を超えることとなったため、区分掲記した。 　なお、前連結会計年度の「たな卸資産処分損」は1,702百万円で営業外費用の「その他」に含めて表示している。	（連結損益計算書関係） 　営業外費用の「たな卸資産処分損」については、営業外費用の総額の百分の十以下となったため、営業外費用の「その他」に含めて表示している。 　なお、営業外費用の「その他」に含まれる「たな卸資産処分損」は1,737百万円である。

追加情報

前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
当連結会計年度より、12月31日を決算日とする㈱カワサキモータースジャパン、Kawasaki Motors Corp.,U.S.A.、Kawasaki Motors Europe N.V.他2社については、連結決算日において仮決算を実施した上連結することに変更した。なお、3ヵ月分の損益は利益剰余金で調整している。この変更は、証券取引所の要請により四半期業績の開示を開始したことを契機に期間損益の適正化を図り、開示の透明性を向上するために行ったものである。当該変更に伴い、利益剰余金が221百万円減少している。	従来、役員退職慰労引当金として、役員の退職慰労金の支給に備え、主として社内規定に基づく50%相当額を計上していたが、当連結会計年度において役員退職慰労金制度を廃止したことに伴い、当該引当金を取崩し、確定債務として計上している。

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成17年3月31日現在）		当連結会計年度 （平成18年3月31日現在）	
1　有形固定資産に対する減価償却累計額		1　有形固定資産に対する減価償却累計額	
	542,959百万円		547,706百万円
2　非連結子会社及び関連会社に係る注記		2　非連結子会社及び関連会社に係る注記	
株式	8,123百万円	株式	8,584百万円
出資金	4,733	出資金	10,706
3　保証債務		3　保証債務	
（1）銀行借入金等		（1）銀行借入金等	
南通中遠川崎船舶工程有限公司	7,768百万円	南通中遠川崎船舶工程有限公司	5,964百万円
㈶日本航空機エンジン協会	3,579	㈶日本航空機エンジン協会	5,063
㈱ギャラクシーエクスプレス	1,603	㈶日本航空機開発協会	3,054
民間航空機㈱	1,075	㈱アーステクニカ	2,000
P.T. Indocement Tunggal Prakarsa	637	㈱ギャラクシーエクスプレス	1,603
㈶日本航空機開発協会	393	その他11社	4,087
その他13社	3,361	計	21,774
計	18,419		

前連結会計年度 （平成17年3月31日現在）	当連結会計年度 （平成18年3月31日現在）
（2）従業員住宅資金の銀行借入金　　2,836百万円 （3）合計　　　　　　　　　　　　21,255百万円	（2）従業員住宅資金の銀行借入金　　2,128百万円 （3）合計　　　　　　　　　　　　23,903百万円

4　受取手形割引高　　　　　　　　　　　　85百万円　　　　　　4　受取手形割引高　　　　　　　　　　　　84百万円

5　受取手形裏書譲渡高　　　　　　　　　　75百万円　　　　　　5　受取手形裏書譲渡高　　　　　　　　　　　なし

6　繰延ヘッジ損益　　　　　　　　　　　　　　　　　　　　　　6　繰延ヘッジ損益

前連結：ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失（流動資産その他）として計上している。なお、相殺前の繰延ヘッジ損失の総額は2,287百万円、繰延ヘッジ利益の総額は324百万円である。

当連結：ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失（流動資産その他）として計上している。なお、相殺前の繰延ヘッジ損失の総額は1,449百万円、繰延ヘッジ利益の総額は589百万円である。

7　当社の発行済株式総数は、普通株式1,443,394千株である。　　　　7　当社の発行済株式総数は、普通株式1,557,714千株である。

8　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式1,035千株である。　　　　8　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式208千株である。

9　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。　　　　9　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。

10　下記の社債に関し、デット・アサンプション特定運用金銭信託契約及び債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。

銘柄	第19回 無担保普通社債
契約締結日	平成17年3月30日
譲渡金額（百万円）	10,000

11　担保資産及び担保付債務　　　　　　　　　　　　　　　　11　担保資産及び担保付債務

前連結会計年度：
（1）担保資産
たな卸資産	8,861百万円
建物及び構築物	3,931
機械装置及び運搬具	186
土地	2,774
その他	45
計	15,798

上記のうち、工場財団抵当に供している資産
建物及び構築物	110百万円
機械装置及び運搬具	185
土地	77
計	373

（2）担保付債務
支払手形及び買掛金	104百万円
短期借入金	11,731
社債	2,000
長期借入金	6,158
計	19,994

上記のうち、工場財団抵当に対応する債務
短期借入金	100百万円

当連結会計年度：
（1）担保資産
建物及び構築物	3,416百万円
土地	2,279
投資有価証券	302
その他	15
計	6,013

（2）担保付債務
支払手形及び買掛金	58百万円
短期借入金	1,062
社債	2,000
長期借入金	4,616
計	7,737

前連結会計年度 （平成17年3月31日現在）	当連結会計年度 （平成18年3月31日現在）
12　無形固定資産に含まれている連結調整勘定の残高は1,701百万円である。	12　無形固定資産に含まれている連結調整勘定の残高は1,085百万円である。

（連結損益計算書関係）

前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
1　一般管理費及び当期製造費用に含まれる研究開発費は13,182百万円である。	1　一般管理費及び当期製造費用に含まれる研究開発費は27,039百万円である。 　従来、製造費用として処理している汎用機事業におけるニューモデル開発等に係る費用は研究開発費の注記に含めていなかったが、近年の汎用機事業の業績全体に対する比重の高まりを受け、財務諸表等の利用者の意思決定に有用かつ適切な情報を提供すること及び他社の財務諸表との比較可能性を担保することを目的として、当連結会計年度から研究開発費の注記に含めている。 　このため、研究開発費の金額が従来と比べ14,417百万円多くなっている。また、前連結会計年度の研究開発費の金額を当連結会計年度と同様の方法で集計すると26,460百万円となる。
──────	2　退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。
──────	3　子会社株式売却益は、㈱エコ・マイニングの売却によるものである。
4　固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。	──────
──────	5　事業構造改善損失は、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失であり、移管費用の当社負担額、たな卸資産の評価損失及び清算を予定している現地製造会社 Kawasaki Aeronautica Do Brasil Industria Ltda. に係る損失である。 　　移管費用当社負担額　　6,977　（6,977）百万円 　　たな卸資産評価損失　　6,258　　　（―） 　　子会社清算損失　　　　2,579　（2,579） 　　計　　　　　　　　　15,815　（9,557） （注）括弧内は事業構造改善損失引当金繰入額である。

前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
	6　固定資産減損損失 (1)減損損失を認識した資産グループの概要

6　固定資産減損損失
(1)減損損失を認識した資産グループの概要

用途	場所	種類
ゴルフ場 用資産	北海道 苫小牧市	コース施設、 建物等
遊休資産	神戸市中央区他	土地等

(2)資産のグルーピングの方法
　　資産のグルーピングは、主として事業内容を基に
行い、重要な賃貸用資産及び遊休資産は個々の資産
グループとして取扱っている。

(3)減損損失の認識に至った経緯
　　一部の資産について、事業損益が悪化もしく
は、市場価格が下落したため、帳簿価額を回収可
能価額まで減額した。

(4)回収可能価額の算定方法
　　回収可能価額は正味売却価額により測定してお
り、不動産鑑定評価額、固定資産税評価額により評
価している。

(5)減損損失の金額
　　減損処理額3,007百万円は固定資産減損損失と
して特別損失に計上しており、固定資産の種類ご
との内訳は次のとおりである。

土地	617 百万円
コース施設	1,085
建物等	1,304
計	3,007

7　土壌汚染対策費用は、旧八千代工場内の土壌汚染に
関するものである。

8　独禁法違反に係る損失は、鋼鉄製橋梁入札に関する
公正取引委員会の課徴金納付命令に基づく課徴金等で
ある。

9　子会社株式売却損は、日飛電子精機㈱の売却による
ものである。

10　工事費用清算金は、プラント工事において発生した
工程遅延等に係る追加費用を清算したものである。

11　分社に伴う退職給付会計基準変更時差異等一括処理
額は、破砕機部門分社により転籍する従業員に対する
退職給付債務の会計基準変更時差異等の未処理額を一
括計上したものである。

12　退職給付会計基準変更時差異償却額は、子会社の一
部において退職給付債務に係る会計基準変更時差異を
5年均等費用処理したものである。

(連結剰余金計算書関係)

前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
─────────	1　当連結会計年度の利益剰余金減少高の「その他」は、英国において会計基準が変更になったことに伴い、連結子会社Kawasaki Precision Machinery（U.K.）　Limitedが、退職給付債務の積立不足額を利益剰余金から直接控除したこと等によるものである。

(連結キャッシュ・フロー計算書関係)

前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　　　　　　　　44,628百万円 預入期間が3ヶ月を超える定期預金　　△243 現金及び現金同等物　　　　　　　　　44,385 ───────── 3　工事費用清算金の支払額は、プラント工事において発生した工程遅延等に係る追加費用の支払額である。 ─────────	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　　　　　　　　37,650百万円 預入期間が3ヶ月を超える定期預金　　△144 現金及び現金同等物　　　　　　　　　37,505 2　土壌汚染対策費用の支払額は、旧八千代工場内の土壌汚染に係る対策費用の支払額である。 ───────── 4　重要な非資金取引の内容 　当連結会計年度に行われた、転換社債型新株予約権付社債に付された新株予約権の権利行使による、資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債減少額との関係 新株予約権の権利行使による資本金の増加額 　　　　　　　　　　　　　　　10,657百万円 新株予約権の権利行使による資本剰余金の増加額 　　　　　　　　　　　　　　　10,657百万円 新株予約権の権利行使による転換社債型新株予約権付社債の減少額 　　　　　　　　　　　　　　　21,497百万円 　なお、新株予約権の権利行使による資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債の減少額との差額は、新株の発行に代えて自己株式を交付したことにより生じたものである。

（リース取引関係）

前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
1　借主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	1　借主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	取得価額 相当額 （百万円）	減価償却 累計額 相当額 （百万円）	期末残高 相当額 （百万円）
有形固定資産			
機械装置 及び運搬具	16,215	6,069	10,145
その他	8,933	5,532	3,401
無形固定資産	1,635	1,069	566
合計	26,784	12,671	14,113

当連結会計年度

	取得価額 相当額 （百万円）	減価償却 累計額 相当額 （百万円）	期末残高 相当額 （百万円）
有形固定資産			
機械装置 及び運搬具	20,245	7,207	13,038
その他	7,424	4,872	2,552
無形固定資産	1,351	936	415
合計	29,021	13,015	16,005

前連結会計年度（続き）

②　未経過リース料期末残高相当額
- 1年内　　4,380百万円
- 1年超　　10,693
- 合計　　15,074

③　支払リース料、減価償却費相当額及び支払利息相当額
- 支払リース料　　5,033百万円
- 減価償却費相当額　　4,684
- 支払利息相当額　　383

④　減価償却費相当額の算定方法
　　リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤　利息相当額の算定方法
　　リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティング・リース取引
　　未経過リース料
- 1年内　　395百万円
- 1年超　　1,023
- 合計　　1,418

当連結会計年度（続き）

②　未経過リース料期末残高相当額
- 1年内　　4,454百万円
- 1年超　　12,445
- 合計　　16,900

③　支払リース料、減価償却費相当額及び支払利息相当額
- 支払リース料　　4,789百万円
- 減価償却費相当額　　4,468
- 支払利息相当額　　324

④　減価償却費相当額の算定方法
　　同左

⑤　利息相当額の算定方法
　　同左

(2) オペレーティング・リース取引
　　未経過リース料
- 1年内　　453百万円
- 1年超　　718
- 合計　　1,171

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
2　貸主側 　(1)　リース物件の所有権が借主に移転すると認められ 　　るもの以外のファイナンス・リース取引 　　①　リース物件の取得価額、減価償却累計額及び期 　　　末残高	2　貸主側 　(1)　リース物件の所有権が借主に移転すると認められ 　　るもの以外のファイナンス・リース取引 　　①　リース物件の取得価額、減価償却累計額及び期 　　　末残高

前連結会計年度

	取得価額 （百万円）	減価償却 累計額 （百万円）	期末残高 （百万円）
有形固定資産			
機械装置 　及び運搬具	1,191	732	458
その他	306	213	92
無形固定資産	101	77	23
合計	1,599	1,024	575

　　②　未経過リース料期末残高相当額
　　　　　1年内　　　　　　　　　　　470百万円
　　　　　1年超　　　　　　　　　　　726
　　　　　合計　　　　　　　　　　1,196
　　③　受取リース料、減価償却費及び受取利息相当額
　　　　　受取リース料　　　　　　　311百万円
　　　　　減価償却費　　　　　　　　265
　　　　　受取利息相当額　　　　　　 29
　　④　利息相当額の算定方法
　　　　　リース料総額と見積残存価額の合計額からリ
　　　　ース物件の購入価額を控除した額を利息相当額
　　　　とし、各期への配分方法については、利息法に
　　　　よっている。
　(2)　オペレーティング・リース取引
　　　該当取引なし

当連結会計年度

	取得価額 （百万円）	減価償却 累計額 （百万円）	期末残高 （百万円）
有形固定資産			
機械装置 　及び運搬具	1,342	825	517
その他	286	235	50
無形固定資産	65	40	24
合計	1,694	1,101	592

　　②　未経過リース料期末残高相当額
　　　　　1年内　　　　　　　　　　　427百万円
　　　　　1年超　　　　　　　　　　　730
　　　　　合計　　　　　　　　　　1,157
　　③　受取リース料、減価償却費及び受取利息相当額
　　　　　受取リース料　　　　　　　295百万円
　　　　　減価償却費　　　　　　　　263
　　　　　受取利息相当額　　　　　　 27
　　④　利息相当額の算定方法
　　　　　同左

　(2)　オペレーティング・リース取引
　　　同左

（有価証券関係）

1 売買目的有価証券

　該当事項なし。

2 満期保有目的の債券で時価のあるもの

区分	前連結会計年度 （平成17年3月31日現在）			当連結会計年度 （平成18年3月31日現在）		
	連結決算日における連結貸借対照表計上額 （百万円）	連結決算日における時価 （百万円）	差額 （百万円）	連結決算日における連結貸借対照表計上額 （百万円）	連結決算日における時価 （百万円）	差額 （百万円）
時価が連結貸借対照表計上額を超えるもの 　社債	204	205	0	―	―	―
時価が連結貸借対照表計上額を超えないもの 　社債	―	―	―	302	293	△9
合計	204	205	0	302	293	△9

3 その他有価証券で時価のあるもの

区分	前連結会計年度 （平成17年3月31日現在）			当連結会計年度 （平成18年3月31日現在）		
	取得原価 （百万円）	連結決算日における連結貸借対照表計上額 （百万円）	差額 （百万円）	取得原価 （百万円）	連結決算日における連結貸借対照表計上額 （百万円）	差額 （百万円）
連結貸借対照表計上額が取得原価を超えるもの 　株式	13,200	42,301	29,101	7,553	31,377	23,824
連結貸借対照表計上額が取得原価を超えないもの 　株式	450	355	△94	107	80	△26
合計	13,650	42,656	29,006	7,660	31,458	23,797

4 当連結会計年度中に売却したその他有価証券

（単位　百万円）

区分	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
売却額	5,340	6,318
売却益の合計額	3,791	4,397
売却損の合計額	△1	△18

5　時価評価されていない主な有価証券

区分	前連結会計年度 （平成17年３月31日現在） 連結貸借対照表計上額 （百万円）	当連結会計年度 （平成18年３月31日現在） 連結貸借対照表計上額 （百万円）
(1)満期保有目的の債券		
非上場内国債券	2	2
合計	2	2
(2)その他有価証券		
①　非上場株式（店頭売買株式を除く）	9,209	9,357
②　優先出資証券	5,000	5,000
③　匿名組合出資等	43	1,721
合計	14,253	16,078
(3)子会社及び関連会社株式		
①　子会社株式	9	96
②　関連会社株式	4,414	5,905
合計	4,424	6,001

6　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

前連結会計年度（平成17年３月31日現在）

区分	１年内 （百万円）	１年超５年以内 （百万円）	５年超10年以内 （百万円）	10年超 （百万円）
①非上場内国債券	2	－	－	－
②社　債	－	－	204	－
合計	2	－	204	－

当連結会計年度（平成18年３月31日現在）

区分	１年内 （百万円）	１年超５年以内 （百万円）	５年超10年以内 （百万円）	10年超 （百万円）
①非上場内国債券	2	－	－	－
②社　債	－	－	302	－
合計	2	－	302	－

（デリバティブ取引関係）

1　取引の状況に関する事項

前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
(1) 取引の内容及び取組方針 　①通貨関連 　　当グループは、外貨建資産・負債に係る将来の為替変動によるリスクを軽減するため、為替予約取引、通貨オプション取引を利用している。 　　なお、当グループは外貨建輸出が外貨建輸入を大きく上回る構造となっているため、主として外貨建資産に対するヘッジとして利用している。 　②金利関連 　　当グループは、金融負債に係る将来の金利変動による収益及びキャッシュフローへの影響を軽減するため、金利スワップ取引、金利オプション取引を利用している。具体的には、変動金利支払借入金に対し、将来の金利上昇による支払金利の増加を緩和するため変動金利支払額を固定化する金利スワップ、変動金利支払額に上限を設けた金利キャップ及び変動金利支払額を一定の範囲内に収める金利カラーを主に実施している。	(1) 取引の内容及び取組方針 　①通貨関連 　　　　　　　　　同左 　②金利関連 　　　　　　　　　同左
(2) 取引の利用目的 　　上記のデリバティブ取引は、事業活動に伴い発生する為替や金利の変動リスクを回避することを目的としたもので、投機やトレーディングを目的としたものではない。なお、当グループでは金融商品会計基準に基づきヘッジ会計の要件を満たすデリバティブ取引については、ヘッジ会計を適用している。 ・ヘッジ会計の方法：繰延ヘッジによっている。 ・ヘッジ手段とヘッジ対象	(2) 取引の利用目的 　　　　　　　　　同左

ヘッジ手段	ヘッジ対象
為替予約、 通貨オプション	外貨建金銭債権・ 債務等（予定取引を含む）
金利スワップ、 金利オプション	借入金

前連結会計年度	当連結会計年度
・ヘッジ方針 　　社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 ・ヘッジ有効性評価の方法 　　金融商品会計に関する実務指針に基づき評価している。	
(3) 取引に係るリスクの内容（信用リスク） 　　当グループは、取引の相手方を信用度の高い国際的に優良な金融機関に分散させているため、相手方の契約不履行によるリスクはほとんどないと判断している。また、当グループでは、実需原則に基づいてデリバティブ取引を導入しているので、デリバティブ取引の時価変動はヘッジ対象取引の時価変動と相殺され、投機やディーリング取引で認識するような為替変動並びに金利変動によるリスクはほとんどない。	(3) 取引に係るリスクの内容（信用リスク） 　　　　　　　　　同左
(4) 取引に係るリスク管理体制 　　当グループは、デリバティブ取引に関して、取引目的、取引権限、取引商品、取引相手、取引限度額、取引状況報告体制等を定めた社内管理規定を各社に設け、この規定に基づいて取引の実行及びリスク管理を財務・経理部門が行っている。	(4) 取引に係るリスク管理体制 　　　　　　　　　同左

2 取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

(1) 通貨関連

種類	前連結会計年度 (平成17年3月31日現在)				当連結会計年度 (平成18年3月31日現在)			
	契約額等 (百万円)	契約額等 のうち 1年超 (百万円)	時価 (百万円)	評価損益 (百万円)	契約額等 (百万円)	契約額等 のうち 1年超 (百万円)	時価 (百万円)	評価損益 (百万円)
為替予約取引								
売建	79,798	—	81,013	△1,214	72,194	—	75,140	△2,945
買建	1,542	—	1,553	11	896	—	935	38
オプション取引								
売建	2,425	—			1,379	—		
(オプション料)	(47)	(—)	39	7	(29)	(—)	47	△18
買建	2,340	—			1,350	—		
(オプション料)	(47)	(—)	7	△39	(29)	(—)	0	△29
合計	—	—	—	△1,234	—	—	—	△2,954

(注) 1　時価の算定方法
　　　　為替予約取引・・・先物相場を使用している。
　　　　オプション取引・・主たる金融機関から提示された価格によっている。
　　2　デリバティブ取引の評価については、期末日現在の時価により評価している。
　　　　なお、外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。
　　3　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。
　　4　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

(2) 金利関連

　　金利スワップ取引を行っているが、ヘッジ会計を適用しているため、注記の対象から除いている。

(退職給付関係)

前連結会計年度 （自　平成16年４月１日 　至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 　至　平成18年３月31日）
1　採用している退職給付制度の概要 　　当社及び国内連結子会社は、退職一時金制度を設けている。当年度からは、当社及び一部の連結子会社で、確定拠出型年金とキャッシュバランスプラン（市場金利連動型年金）を導入し、従来の退職一時金の一部を積み立てている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社においては、退職給付信託を設定している。	1　採用している退職給付制度の概要 　　当社及び国内連結子会社は、退職一時金制度を設けている。また、当社及び一部の連結子会社で、確定拠出型年金とキャッシュバランスプラン（市場金利連動型年金）を導入し、従来の退職一時金の一部を積み立てている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社においては、退職給付信託を設定している。

2　退職給付債務に関する事項

	前連結会計年度	当連結会計年度
(1)　退職給付債務	△185,115百万円	△190,773百万円
(2)　年金資産　（注２）	66,705	105,083
(3)　未積立退職給付債務（(1)＋(2)）	△118,409	△85,690
(4)　未認識過去勤務債務（注３）	△20,529	△18,365
(5)　未認識数理計算上の差異	4,281	△13,430
(6)　会計基準変更時差異の未処理額（注４）	62,953	50,100
(7)　連結貸借対照表計上額純額（(3)＋(4)＋(5)＋(6)）	△71,703	△67,385
(8)　前払年金費用（注２）	813	1,727
(9)　退職給付引当金（(7)－(8)）	△72,516	△69,113

前連結会計年度
- （注１）一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。
- （注２）当社の退職給付信託及び当社と連結子会社の退職年金制度に係るものである。
- （注３）当社及び一部の子会社において、退職一時金制度を変更したことにより過去勤務債務（債務の減額）が発生している。
- （注４）会計基準変更時差異の未処理額について、破砕機部門分社により転籍する従業員分を一括で引当している。

当連結会計年度
- （注１）一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。
- （注２）当社の退職給付信託及び当社と連結子会社の退職年金制度に係るものである。
- （注３）当社及び一部の子会社において、退職一時金制度を変更したことにより過去勤務債務（債務の減額）が発生している。

3　退職給付費用に関する事項

	前連結会計年度	当連結会計年度
(1)　勤務費用	8,741百万円	8,548百万円
(2)　利息費用	4,853	4,512
(3)　期待運用収益（注２）	△798	△859
(4)　過去勤務債務の費用処理額	△1,719	△2,248
(5)　数理計算上の差異の費用処理額（注３）	1,931	1,663
(6)　会計基準変更時差異の費用処理額（注３）	13,968	12,987
(7)　確定拠出型年金への拠出額	273	367
(8)　退職給付費用（(1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7)）	27,250	24,971

前連結会計年度
- （注１）簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。
- （注２）連結子会社の退職年金制度に係るものである。
- （注３）数理計算上の差異の費用処理額及び会計基準変更時差異の費用処理額は、破砕機部門分社により転籍する従業員分の一括引当を含んでいる。

当連結会計年度
- （注１）簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。
- （注２）連結子会社の退職年金制度に係るものである。

前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）	当連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
4　退職給付債務等の計算の基礎に関する事項	4　退職給付債務等の計算の基礎に関する事項
(1)　退職給付見込額の　期間定額基準 　　　期間配分方法	(1)　退職給付見込額の　期間定額基準 　　　期間配分方法
(2)　割引率　　　　　　主として2.5%	(2)　割引率　　　　　　主として2.5%
(3)　期待運用収益率　　国内会社　0.0%～3.5% 　　　　　　　　　　　海外会社　8.0%	(3)　期待運用収益率　　国内会社　0.0%～3.5% 　　　　　　　　　　　海外会社　7.75%
(4)　過去勤務債務の 　　　額の処理年数　　　10年～15年（発生時の従業員 　　　　　　　　　　　の平均残存勤務期間以内の一 　　　　　　　　　　　定の年数による定額法によ 　　　　　　　　　　　る）	(4)　過去勤務債務の 　　　額の処理年数　　　10年～15年（発生時の従業員 　　　　　　　　　　　の平均残存勤務期間以内の一 　　　　　　　　　　　定の年数による定額法によ 　　　　　　　　　　　る）
(5)　数理計算上の 　　　差異の処理年数　　10年～15年（発生時の従業員 　　　　　　　　　　　の平均残存勤務期間以内の一 　　　　　　　　　　　定の年数による定額法によ 　　　　　　　　　　　り、翌連結会計年度から費用 　　　　　　　　　　　処理することとしている）	(5)　数理計算上の 　　　差異の処理年数　　10年～15年（発生時の従業員 　　　　　　　　　　　の平均残存勤務期間以内の一 　　　　　　　　　　　定の年数による定額法によ 　　　　　　　　　　　り、翌連結会計年度から費用 　　　　　　　　　　　処理することとしている）
(6)　会計基準変更時 　　　差異の処理年数　　主として10年。一部の子会社 　　　　　　　　　　　では、一括費用処理または5 　　　　　　　　　　　年の期間によっている。	(6)　会計基準変更時 　　　差異の処理年数　　主として10年。一部の子会社 　　　　　　　　　　　では、一括費用処理または5 　　　　　　　　　　　年の期間によっている。

（税効果会計関係）

前連結会計年度 （平成17年3月31日現在）		当連結会計年度 （平成18年3月31日現在）	
1　繰延税金資産及び繰延税金負債の発生の主な原因別 　の内訳		1　繰延税金資産及び繰延税金負債の発生の主な原因別 　の内訳	
（繰延税金資産）		（繰延税金資産）	
賞与引当金損金算入限度超過額	6,080百万円	賞与引当金損金算入限度超過額	6,943百万円
退職給付引当金損金 　算入限度超過額	34,255	退職給付引当金損金 　算入限度超過額	45,169
貸倒引当金損金算入限度超過額	3,457	貸倒引当金損金算入限度超過額	1,705
棚卸資産に含まれる 　未実現利益消去額	3,382	棚卸資産に含まれる 　未実現利益消去額	4,536
固定資産に含まれる 　未実現利益消去額	963	固定資産に含まれる 　未実現利益消去額	731
減価償却限度超過額	1,319	減価償却限度超過額	1,194
繰越欠損金	9,273	繰越欠損金	10,246
投資有価証券等評価損否認額	1,275	投資有価証券等評価損否認額	2,976
その他	6,188	その他	19,189
繰延税金資産　小計	66,198	繰延税金資産　小計	92,693
評価性引当額	△7,166	評価性引当額	△8,453
繰延税金資産　合計	59,032	繰延税金資産　合計	84,239
（繰延税金負債）		（繰延税金負債）	
固定資産圧縮積立金及び 　固定資産圧縮特別勘定積立金	5,064	固定資産圧縮積立金	5,120
工事進行基準に係る 　損益申告調整額	576	工事進行基準に係る 　損益申告調整額	154
その他有価証券評価差額金	11,444	その他有価証券評価差額金	10,600
その他	4,765	退職給付信託設定益否認	5,995
		その他	5,628
繰延税金負債　合計	21,850	繰延税金負債　合計	27,498
繰延税金資産の純額	37,181	繰延税金資産の純額	56,740

前連結会計年度 （平成17年３月31日現在）	当連結会計年度 （平成18年３月31日現在）
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 　　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳については、その差異が法定実効税率の100分の５以下であるため、記載を省略している。	2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 　　法定実効税率　　　　　　　40.5 ％ 　　（調整） 　　試験研究費税額控除　　　　△11.5 　　その他　　　　　　　　　　△2.0 　　税効果会計適用後の 　　法人税等の負担率　　　　　27.0

（セグメント情報）

【事業の種類別セグメント情報】

前連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
I　売上高及び営業損益										
売上高										
(1) 外部顧客に対する売上高	87,081	171,730	188,254	141,366	191,012	338,449	123,697	1,241,591	—	1,241,591
(2) セグメント間の内部売上高又は振替高	1,125	1,444	1,960	19,757	15,352	5,036	43,253	87,931	(87,931)	—
計	88,206	173,175	190,214	161,123	206,364	343,486	166,950	1,329,522	(87,931)	1,241,591
営業費用	87,174	165,424	184,130	158,443	220,823	326,784	161,938	1,304,718	(87,871)	1,216,847
営業利益又は損失（△）	1,031	7,751	6,084	2,680	△14,458	16,701	5,012	24,804	(60)	24,744
II　資産、減価償却費及び資本的支出										
資産	100,996	157,418	223,010	124,062	153,685	253,957	156,040	1,169,171	25,301	1,194,472
減価償却費	2,359	2,436	5,221	2,971	1,941	11,865	2,713	29,509	2,045	31,554
資本的支出	1,629	2,629	8,163	2,373	639	10,190	3,370	28,997	694	29,691

（注）　1　事業区分は、当社が採用している管理上の区分をもとに分類した。

　　　　2　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

　　　　3　「第5　経理の状況　1　連結財務諸表等　(1)　連結財務諸表」の会計方針の変更に記載のとおり、従来、当社は、工事進行基準の適用対象について「工期1年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期1年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「航空宇宙事業」について売上高が3,635百万円、営業利益が363百万円それぞれ増加し、「プラント・環境・鉄構事業」について売上高が12,189百万円増加、営業損失が1,772百万円減少している。

　　　　4　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）121,602百万円である。

　　　　5　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

当連結会計年度（自　平成17年4月1日　至　平成18年3月31日）

	船舶事業 （百万円）	車両事業 （百万円）	航空宇宙事業 （百万円）	ガスタービン・機械事業 （百万円）	プラント・環境・鉄構事業 （百万円）	汎用機事業 （百万円）	その他事業 （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
I　売上高及び営業損益										
売上高										
(1) 外部顧客に対する売上高	109,696	168,305	218,532	161,431	164,506	366,960	133,054	1,322,487	—	1,322,487
(2) セグメント間の内部売上高又は振替高	1,428	916	2,013	16,936	20,971	6,759	46,758	95,784	(95,784)	—
計	111,125	169,222	220,545	178,368	185,477	373,719	179,812	1,418,271	(95,784)	1,322,487
営業費用	112,832	160,419	210,845	171,563	193,972	353,819	173,154	1,376,606	(95,913)	1,280,692
営業利益又は損失（△）	△1,707	8,803	9,700	6,804	△8,494	19,899	6,658	41,665	129	41,794
II　資産、減価償却費及び資本的支出										
資産	105,209	179,477	268,871	140,899	135,447	280,972	168,334	1,279,212	4,872	1,284,085
減価償却費	2,700	2,349	5,294	2,803	1,859	11,019	2,747	28,774	1,776	30,551
資本的支出	1,990	3,272	12,112	2,892	733	15,479	4,227	40,708	1,016	41,724

（注）　1　事業区分は、当社が採用している管理上の区分をもとに分類した。
　　　　2　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

　　　　3　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）110,476百万円である。
　　　　4　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

【所在地別セグメント情報】
前連結会計年度（自　平成16年4月1日　至　平成17年3月31日）

	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	その他 の地域 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
I　売上高及び営業損益								
売上高								
（1）外部顧客に対する売上高	936,236	196,839	78,026	25,145	5,343	1,241,591	―	1,241,591
（2）セグメント間の内部 　　売上高又は振替高	208,048	15,211	3,835	15,897	99	243,092	(243,092)	―
計	1,144,285	212,051	81,862	41,042	5,442	1,484,683	(243,092)	1,241,591
営業費用	1,123,267	210,805	81,448	39,170	5,817	1,460,509	(243,662)	1,216,847
営業利益又は損失（△）	21,017	1,246	413	1,871	△375	24,174	569	24,744
II　資産	996,923	127,797	57,217	20,252	3,663	1,205,855	(11,382)	1,194,472

（注）　1　国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　　　2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

　　　　3　「第5　経理の状況　1　連結財務諸表等　（1）　連結財務諸表」の会計方針の変更に記載のとおり、従来、当社は、工事進行基準の適用対象について「工期1年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期1年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「日本」について売上高が15,824百万円、営業利益が2,135百万円それぞれ増加している。
　　　　4　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）121,602百万円である。

当連結会計年度（自　平成17年4月1日　至　平成18年3月31日）

	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	その他 の地域 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
I　売上高及び営業損益								
売上高								
（1）外部顧客に対する売上高	986,265	222,476	80,817	24,800	8,126	1,322,487	―	1,322,487
（2）セグメント間の内部 　　売上高又は振替高	247,227	16,587	4,052	16,975	141	284,984	(284,984)	―
計	1,233,493	239,064	84,870	41,775	8,267	1,607,471	(284,984)	1,322,487
営業費用	1,192,244	237,650	83,308	40,315	8,893	1,562,411	(281,719)	1,280,692
営業利益又は損失（△）	41,249	1,414	1,562	1,460	△625	45,059	(3,265)	41,794
II　資産	1,074,687	159,169	63,253	24,285	7,324	1,328,720	(44,634)	1,284,085

（注）　1　国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　　　2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

　　　　3　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）110,476百万円である。

【海外売上高】

前連結会計年度（自　平成16年4月1日　至　平成17年3月31日）

	北米	欧州	アジア	その他の地域	計
I　海外売上高（百万円）	236,846	100,361	171,461	105,274	613,944
II　連結売上高（百万円）	―	―	―	―	1,241,591
III　連結売上高に占める 　　海外売上高の割合（％）	19.0	8.0	13.8	8.4	49.4

（注）1　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
　　　2　国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　　3　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、イタリア、フランス
アジア	台湾、インドネシア、中国、韓国、フィリピン
その他の地域	パナマ、イラン、リベリア

　　　4　「第5　経理の状況　1　連結財務諸表等　(1)　連結財務諸表」の会計方針の変更に記載のとおり、従
　　　　来、当社は、工事進行基準の適用対象について「工期1年超、請負金額50億円以上（の請負工事）」として
　　　　いたが、当連結会計年度より、「工期1年超、請負金額30億円以上（の請負工事）」に変更している。当該
　　　　変更に伴う海外売上高への影響は軽微である。

当連結会計年度（自　平成17年4月1日　至　平成18年3月31日）

	北米	欧州	アジア	その他の地域	計
I　海外売上高（百万円）	282,148	109,060	197,502	107,103	695,815
II　連結売上高（百万円）	―	―	―	―	1,322,487
III　連結売上高に占める 　　海外売上高の割合（％）	21.3	8.2	14.9	8.0	52.6

（注）1　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
　　　2　国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　　3　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ノルウェー
アジア	台湾、中国、韓国、フィリピン、インドネシア
その他の地域	パナマ、ブラジル、オーストラリア

【関連当事者との取引】

前連結会計年度（自　平成16年4月1日　至　平成17年3月31日）

役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
役員及びその近親者	田﨑　雅元	当社代表取締役会長㈶新産業創造研究機構理事長	（被所有）直接　0％	㈶新産業創造研究機構との営業取引・ロボット用超小型6軸モーションセンサに関する研究開発作業の受託	13	―	―
		当社代表取締役会長㈶日本航空機開発協会理事長	（被所有）直接　0％	㈶日本航空機開発協会との営業取引・同社の借入金についての債務保証	354	―	―
		当社代表取締役会長スーパーマリンガスタービン技術研究組合理事長	（被所有）直接　0％	スーパーマリンガスタービン技術研究組合との営業取引・舶用ガスタービンの研究開発作業の受託・上記に係る事業分担金の支払・試験設備等の購入・同資産処分収入の組合員返還金の受取	339169224	――――	――――

取引条件及び取引条件の決定方針等

　1　取引条件は当社と関連を有しない他の当事者と同様である。

　2　上記の取引は、いわゆる第三者のための取引である。

　3　上記金額のうち、取引金額は消費税等を含んでいない。

当連結会計年度（自　平成17年4月1日　至　平成18年3月31日）

役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
役員及びその近親者	田﨑　雅元	当社代表取締役会長㈶新産業創造研究機構理事長	（被所有）直接　0％	㈶新産業創造研究機構との営業取引・ロボット用超小型6軸モーションセンサに関する研究開発作業の受託	2	―	―
	松﨑　昭	当社代表取締役㈶近畿高エネルギー加工技術研究所理事長	（被所有）直接　0％	㈶近畿高エネルギー加工技術研究所との取引・同研究所への当社社員の出向者派遣に伴う社員労務費の受領	2	―	―

取引条件及び取引条件の決定方針等

　1　取引条件は当社と関連を有しない他の当事者と同様である。

　2　上記の取引は、いわゆる第三者のための取引である。

　3　上記金額のうち、取引金額は消費税等を含んでいない。

（１株当たり情報）

前連結会計年度 （自　平成16年４月１日 　至　平成17年３月31日）		当連結会計年度 （自　平成17年４月１日 　至　平成18年３月31日）	
１株当たり純資産額	139.64円	１株当たり純資産額	152.53円
１株当たり当期純利益	7.92円	１株当たり当期純利益	11.20円
潜在株式調整後１株当たり当期純利益	6.81円	潜在株式調整後１株当たり当期純利益	9.45円

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりである。

	前連結会計年度 （自　平成16年４月１日 　至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 　至　平成18年３月31日）
１株当たり当期純利益金額		
当期純利益（百万円）	11,478	16,467
普通株主に帰属しない金額（百万円）	44	8
（うち利益処分による役員賞与金（百万円））	(44)	(8)
普通株式に係る当期純利益（百万円）	11,433	16,458
普通株式の期中平均株式数（千株）	1,442,514	1,468,791
潜在株式調整後 １株当たり当期純利益金額		
当期純利益調整額（百万円）	244	250
（うち支払利息（税額相当額控除後）（百万円））	(244)	(250)
普通株式増加数（千株）	271,755	298,177
（うち転換社債（千株））	(77,708)	(69,652)
（うち新株予約権付社債（千株））	(194,046)	(228,524)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	———	———

（重要な後発事象）

　　　　該当事項なし。

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高（百万円）	当期末残高（百万円）	利率（%）	担保	償還期限
川崎重工業㈱（当社）	第15回無担保普通社債	平成10年3月19日	10,000	10,000	2.775	無担保	平成20年3月19日
	第17回無担保普通社債	平成10年7月8日	10,000	10,000	2.510	無担保	平成20年7月8日
	第21回無担保普通社債	平成11年11月24日	10,000	10,000（10,000）	1.870	無担保	平成18年11月24日
	第22回無担保普通社債	平成11年11月24日	10,000	10,000	2.330	無担保	平成21年11月24日
	第23回無担保普通社債	平成12年11月14日	10,000（10,000）	—	1.500	無担保	平成17年11月14日
	第24回無担保普通社債	平成12年11月14日	10,000	10,000	2.000	無担保	平成19年11月14日
	第25回無担保普通社債	平成16年6月16日	10,000	10,000	1.070	無担保	平成21年6月16日
	第26回無担保普通社債	平成16年6月16日	10,000	10,000	1.600	無担保	平成23年6月16日
	普通社債計	—	80,000（10,000）	70,000（10,000）	—	—	—
	第5回無担保転換社債（注）2	平成6年8月10日	17,118	17,118（17,118）	1.100	無担保	平成18年9月29日
	第7回無担保転換社債（注）2	平成8年7月25日	9,609（9,609）	—	0.750	無担保	平成17年9月30日
	第8回無担保転換社債（注）2	平成8年7月25日	7,520	7,520	0.900	無担保	平成20年9月30日
	第9回無担保転換社債（注）2	平成8年7月25日	7,039	7,039	1.000	無担保	平成23年9月30日
	転換社債計	—	41,286（9,609）	31,677（17,118）	—	—	—
	ユーロ円建転換社債型新株予約権付社債（注）3	平成15年12月8日	25,000	5,868	0.000	無担保	平成22年9月30日
	ユーロ円建転換社債型新株予約権付社債（注）3	平成16年9月21日	25,000	22,635	0.000	無担保	平成23年9月30日
	新株予約権付社債計	—	50,000	28,503	—	—	—
	計	—	171,286（19,609）	130,180（27,118）	—	—	—
日本飛行機㈱	第1回物上担保附社債	平成13年11月22日	2,000	2,000（2,000）	1.310	担保附	平成18年11月22日
	計	—	2,000	2,000（2,000）	—	—	—
合計	—	—	173,286（19,609）	132,180（29,118）	—	—	—

（注）　1　前期末残高欄及び当期末残高欄の（　）内は内数で、1年内償還予定の金額である。

　　　　2　転換社債の転換条件等は次のとおりである。

銘柄	転換の条件	転換により発行すべき株式の内容	転換を請求できる期間
第5回	転換価額459円につき普通株式1株の割合をもって転換	普通株式	自　平成6年9月1日 至　平成18年9月28日
第7回	転換価額598円につき普通株式1株の割合をもって転換	普通株式	自　平成8年9月2日 至　平成17年9月29日
第8回	転換価額598円につき普通株式1株の割合をもって転換	普通株式	自　平成8年9月2日 至　平成20年9月29日
第9回	転換価額598円につき普通株式1株の割合をもって転換	普通株式	自　平成8年9月2日 至　平成23年9月29日

3 新株予約権付社債に関する記載は次のとおりである。

銘柄	2010年満期ユーロ円建 転換社債型新株予約権付社債	2011年満期ユーロ円建 転換社債型新株予約権付社債
発行すべき株式	普通株式	普通株式
新株予約権の発行価額（円）	無償	無償
株式の発行価格（円）	182	232
発行価額の総額（百万円）	25,000	25,000
新株予約権の行使により発行した 株式の発行価額の総額（百万円）	18,952	2,363
新株予約権の付与割合（％）	100	100
新株予約権の行使期間	自 平成15年12月22日 至 平成22年9月16日	自 平成16年10月12日 至 平成23年9月16日

平成13年改正旧商法第341条ノ3第1項第7号及び第8号により、本新株予約権を行使したときは本社債の全額の償還に代えて当該新株予約権の行使に際して払込をなすべき額の全額の払込があったものとみなす。

当連結会計年度における新株予約権付社債の減少は、すべて新株予約権の行使によるものである。なお、新株予約権付社債の減少額と、新株予約権の行使により発行した株式の発行価額の総額との差額は、株式の発行に代えて自己株式を交付したことによるものである。

4 連結決算日後5年内における1年ごとの償還予定額は次のとおりである。

1年以内 （百万円）	1年超2年以内 （百万円）	2年超3年以内 （百万円）	3年超4年以内 （百万円）	4年超5年以内 （百万円）
29,118	20,000	17,520	20,000	5,868

【借入金等明細表】

区分	前期末残高 （百万円）	当期末残高 （百万円）	平均利率 （％）	返済期限
短期借入金	106,096	113,757	2.325	―
1年以内に返済予定の長期借入金	20,899	19,870	1.723	―
長期借入金 （1年以内に返済予定のものを除く）	53,601	53,994	1.175	平成47年9月
合計	180,598	187,622	―	―

（注） 1 「返済期限」は最終返済期限を記載している。
2 「平均利率」については、借入金等の期末残高に対する加重平均利率を記載している。
3 長期借入金（1年以内に返済予定のものを除く）の連結決算日後5年内における返済予定額は以下のとおりである。

	1年超2年以内 （百万円）	2年超3年以内 （百万円）	3年超4年以内 （百万円）	4年超5年以内 （百万円）
長期借入金	11,952	7,476	10,048	4,698

(2) 【その他】

①連結会計年度終了後の状況

特記事項なし。

②重要な訴訟案件等

1　当社は、平成８年に当社が落札した京都市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成17年８月31日京都地方裁判所から、代価の５％に相当する1,144百万円の返還を命じる判決を受けた。当社はこれを不服として、同年９月12日に大阪高等裁判所に控訴した。

2　当社は、平成８年に日立造船㈱が落札した福岡市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他３社と共に工事の代価の一部返還を求められていた住民訴訟について、平成18年４月25日福岡地方裁判所から、代価の７％に相当する2,088百万円を連帯して返還するよう命じる判決を受けた。当社はこれを不服として、同年５月９日に福岡高等裁判所に控訴した。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度 (平成17年3月31日現在) 金額(百万円)	構成比(%)	当事業年度 (平成18年3月31日現在) 金額(百万円)	構成比(%)
(資産の部)					
I 流動資産					
1 現金及び預金		32,332		24,578	
2 受取手形	注7	3,183		1,631	
3 売掛金	注7	295,669		305,372	
4 原材料及び貯蔵品		25,135		27,830	
5 仕掛品		181,144		197,340	
6 前渡金	注7	16,956		18,999	
7 前払費用		202		292	
8 繰延税金資産		8,457		17,180	
9 その他					
(1)短期貸付金	注7	46,671		25,538	
(2)未収入金	注8	11,524		9,318	
(3)未収収益		60		86	
(4)その他	注3	3,847	62,104	2,825	37,768
貸倒引当金			△2,770		△672
流動資産合計			622,416	68.1	630,321	68.7
II 固定資産					
1 有形固定資産	注2				
(1)建物	注1	40,006		40,214	
(2)構築物		8,202		8,606	
(3)機械装置		27,952		27,870	
(4)船舶		6		2	
(5)航空機		454		407	
(6)車両運搬具		443		414	
(7)工具器具備品		11,682		11,805	
(8)土地	注1	38,831		36,369	
(9)建設仮勘定		2,697	130,277	5,139	130,830
2 無形固定資産					
(1)ソフトウェア		5,279		4,572	
(2)製造実施権		1,621		1,225	
(3)その他		2,249	9,150	3,661	9,459

区分	注記番号	前事業年度（平成17年３月31日現在）金額（百万円）		構成比（%）	当事業年度（平成18年３月31日現在）金額（百万円）		構成比（%）
３　投資その他の資産							
(1)投資有価証券	注1	51,645			43,094		
(2)関係会社株式		72,912			82,264		
(3)関係会社出資金		3,408			1,537		
(4)長期貸付金		1,729			14		
(5)従業員長期貸付金		468			365		
(6)関係会社長期貸付金		9,436			4,046		
(7)更生債権等		2,131			1,693		
(8)繰延税金資産		7,730			11,071		
(9)その他		5,575			5,158		
貸倒引当金		△3,987	151,048		△2,786	146,460	
固定資産合計			290,477	31.8		286,750	31.2
資産合計			912,894	100.0		917,072	100.0
（負債の部）							
Ⅰ　流動負債							
1　支払手形	注7		37,059			30,585	
2　買掛金	注7		248,794			275,694	
3　短期借入金	注7		62,740			67,749	
4　１年内に返済予定の長期借入金	注1		12,500			17,261	
5　未払金	注8		8,311			10,855	
6　未払費用			22,336			20,081	
7　未払法人税等			7,532			12,373	
8　前受金	注7		74,629			53,457	
9　預り金			1,542			2,411	
10　前受収益			15			19	
11　賞与引当金			7,690			8,290	
12　保証工事引当金			891			1,440	
13　受注工事損失引当金			3,529			7,209	
14　事業構造改善損失引当金			―			8,085	
15　その他							
(1)１年内に償還予定の社債		10,000			10,000		
(2)１年内に償還予定の転換社債		9,609			17,118		
(3)設備支払手形		697			741		
(4)その他		4,653	24,960		4,328	32,188	
流動負債合計			512,535	56.1		547,704	59.7

区分	注記番号	前事業年度 (平成17年3月31日現在)		当事業年度 (平成18年3月31日現在)	
		金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
Ⅱ 固定負債					
1 社債		70,000		60,000	
2 転換社債		31,677		14,559	
3 新株予約権付社債		50,000		28,503	
4 長期借入金	注1	44,012		42,900	
5 長期未払金		1,057		772	
6 退職給付引当金		31,649		22,068	
7 役員退職慰労引当金		322		—	
8 その他		6		5	
固定負債合計		228,725	25.0	168,808	18.4
負債合計		741,261	81.1	716,513	78.1
(資本の部)					
Ⅰ 資本金	注4	81,427	8.9	92,084	10.0
Ⅱ 資本剰余金					
1 資本準備金		29,204		39,861	
2 その他資本剰余金					
(1)自己株式処分差益		1		48	
資本剰余金合計		29,205	3.1	39,910	4.3
Ⅲ 利益剰余金					
1 任意積立金					
(1)特別償却積立金		696		735	
(2)海外投資等損失準備金		1		—	
(3)固定資産圧縮積立金		5,711		6,775	
(4)固定資産圧縮 特別勘定積立金		1,847		95	
2 当期未処分利益		37,361		47,992	
利益剰余金合計		45,619	4.9	55,598	6.0
Ⅳ その他有価証券評価差額金		15,493	1.6	12,993	1.4
Ⅴ 自己株式	注5	△113	△0.0	△28	△0.0
資本合計		171,632	18.8	200,558	21.8
負債・資本合計		912,894	100.0	917,072	100.0

② 【損益計算書】

区分	注記番号	前事業年度 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)		百分比(%)	当事業年度 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)		百分比(%)
I　売上高	注1		876,233	100.0		845,957	100.0
II　売上原価			812,961	92.7		768,191	90.8
売上総利益			63,271	7.2		77,766	9.1
III　販売費及び一般管理費							
1　給料手当		12,712			11,785		
2　福利厚生費		3,539			2,553		
3　減価償却費		780			677		
4　旅費交通費		2,174			1,794		
5　貸倒引当金繰入額		516			158		
6　研究開発費	注2	10,868			10,281		
7　共通部門費受入額		8,533			6,673		
8　請負作業費		3,445			3,208		
9　その他		10,661	53,232	6.0	10,489	47,621	5.6
営業利益			10,038	1.1		30,144	3.5
IV　営業外収益							
1　受取利息	注1	880			834		
2　受取配当金	注1	5,501			6,944		
3　有価証券売却益		3,780			2,578		
4　その他		1,686	11,849	1.3	1,356	11,715	1.3
V　営業外費用							
1　支払利息		1,913			1,384		
2　社債利息		2,179			1,871		
3　為替差損		110			9,924		
4　たな卸資産処分損		1,826			—		
5　その他		4,500	10,531	1.2	5,308	18,488	2.1
経常利益			11,357	1.2		23,371	2.7
VI　特別利益							
1　退職給付信託設定益	注3	—			12,901		
2　固定資産売却益	注4	2,864	2,864	0.3	—	12,901	1.5
VII　特別損失							
1　事業構造改善損失	注5	—			17,084		
2　土壌汚染対策費用	注6	—			1,053		
3　固定資産減損損失	注7	—			821		
4　独禁法違反に係る損失	注8	—			730		
5　関係会社株式等評価損	注9	—			936		
6　工事費用清算金	注10	1,824			—		
7　分社に伴う退職給付会計基準変更時差異等一括処理額	注11	1,315	3,139	0.3	—	20,626	2.4
税引前当期純利益			11,081	1.2		15,645	1.8
法人税、住民税及び事業税		9,419			13,869		
法人税等調整額		△6,273	3,146	0.3	△11,849	2,020	0.2
当期純利益			7,935	0.9		13,625	1.6
前期繰越利益			29,426			34,366	
当期未処分利益			37,361			47,992	

売上原価明細書

区分	注記番号	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）		当事業年度 （自　平成17年4月1日 至　平成18年3月31日）	
		金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
1　直接材料費		456,319	56.1	383,573	49.9
2　直接経費		124,250	15.2	199,260	25.9
3　用役費		77,730	9.5	15,015	1.9
4　加工費		132,180	16.2	141,638	18.4
5　原価差額		△1,367	△0.1	△681	△0.0
6　保証工事引当金繰入額		394	0.0	171	0.0
7　販売直接費		23,455	2.8	29,213	3.8
売上原価合計		812,961	100.0	768,191	100.0

（注）　原価計算の方法

　　　　当社の採用している原価計算は、主として個別原価計算の方法によっているが、二輪車など一部の製品については総合原価計算を採用している。

　　　　原価は原則として実際額で計算しているが、直接材料費の一部・用役費・加工費（直接労務費及び間接費）などは予定率をもって計算している。この予定額と実際額との差額は税法の規定に基づき処理している。

　　　　また、加工費に占める直接労務費の割合は、前事業年度約22％、当事業年度約21％である。

③ 【利益処分計算書】

区分	注記番号	前事業年度 株主総会承認日 （平成17年6月28日） 金額(百万円)		当事業年度 株主総会承認日 （平成18年6月27日） 金額(百万円)	
Ⅰ　当期未処分利益			37,361		47,992
Ⅱ　任意積立金戻入額					
1　特別償却積立金戻入額		190		222	
2　海外投資等損失準備金戻入額		1		—	
3　固定資産圧縮積立金戻入額		185		186	
4　固定資産圧縮特別勘定積立金戻入額		1,847	2,224	95	505
計			39,585		48,497
Ⅲ　利益処分額					
1　配当金		3,606		4,672	
2　役員賞与金		40		—	
（うち監査役賞与金）		（—）		（—）	
3　任意積立金					
(1)特別償却積立金		228		131	
(2)固定資産圧縮積立金		1,248		540	
(3)固定資産圧縮特別勘定積立金		95	5,218	—	5,345
Ⅳ　次期繰越利益			34,366		43,151

重要な会計方針

	前事業年度 （自　平成16年４月１日 　至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 　至　平成18年３月31日）
1　有価証券の評価基準及び評価方法	(1) 子会社及び関連会社株式 　　移動平均法による原価法により評価している。 (2) その他有価証券 ・時価のあるもの 　　決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定）により評価している。 ・時価のないもの 　　移動平均法による原価法により評価している。 　　なお、売買目的有価証券並びに満期保有目的の債券については保有していない。	(1) 子会社及び関連会社株式 　　同左 (2) その他有価証券 　　同左
2　たな卸資産の評価基準及び評価方法	個別法及び移動平均法による原価法により評価している。	同左
3　デリバティブ取引により生じる正味の債権債務の評価基準及び評価方法	時価法により評価している。	同左
4　固定資産の減価償却の方法	(1) 有形固定資産 　　定率法により償却している。 　　ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 (2) 無形固定資産 　　定額法により償却している。 　　なお、ソフトウェア（自社利用分）については、社内における利用可能期間（５年）に基づく定額法により償却している。	(1) 有形固定資産 　　同左 (2) 無形固定資産 　　同左
5　引当金の計上基準	(1) 貸倒引当金 　　債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。 (2) 賞与引当金 　　当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。 (3) 保証工事引当金 　　保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。	(1) 貸倒引当金 　　同左 (2) 賞与引当金 　　同左 (3) 保証工事引当金 　　同左

	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）	当事業年度 （自　平成17年4月1日 至　平成18年3月31日）
	(4) 受注工事損失引当金 　　当事業年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当事業年度末時点で当該損失額を合理的に見積もることが可能な工事について、翌事業年度以降の損失見積額を計上している。 　　　　　　　─────────	(4) 受注工事損失引当金 　　　　　同左 (5) 事業構造改善損失引当金 　　エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失の見積額を計上している。
	(6) 退職給付引当金 　　従業員の退職給付に備え、当事業年度末の退職給付債務及び年金資産（退職給付信託を含む）の見込額に基づき当事業年度末において発生していると認められる額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。 　　また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、10年による定額法により当事業年度から費用処理している。 　　なお、当事業年度末残高には、平成17年4月1日付の破砕機部門分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。 (7) 役員退職慰労引当金 　　役員の退職慰労金支給に備え、社内規定に基づく50％相当額を計上している。	(6) 退職給付引当金 　　従業員の退職給付に備え、当事業年度末の退職給付債務及び年金資産（退職給付信託を含む）の見込額に基づき当事業年度末において発生していると認められる額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。 　　また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、10年による定額法により当事業年度から費用処理している。 　　　　　　　─────────

	前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）	当事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
6　収益の計上基準	長期・大型の請負工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。 　なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。 （会計方針の変更） 　従来、当社は、工事進行基準の適用対象について「工期1年超、請負金額50億円以上（の請負工事）」としていたが、当事業年度より、「工期1年超、請負金額30億円以上（の請負工事）」に変更している。 　この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円増加し、営業利益・経常利益・税引前当期純利益がそれぞれ2,135百万円増加している。	長期・大型の請負工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。 　なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。
7　外貨建の資産及び負債の 　本邦通貨への換算基準	改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。	同左
8　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左

	前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）	当事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
9　ヘッジ会計の方針	(1) ヘッジ会計の方法 　　繰延ヘッジ処理を採用している。 (2) ヘッジ手段とヘッジ対象	(1) ヘッジ会計の方法 　　同左 (2) ヘッジ手段とヘッジ対象 　　同左
	(3) ヘッジ方針 　　社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 (4) ヘッジ有効性の評価 　　金融商品会計に関する実務指針に基づき評価している。	(3) ヘッジ方針 　　同左 (4) ヘッジ有効性の評価 　　同左
10　その他財務諸表作成のための基本となる重要な事項	消費税等の会計処理 　消費税及び地方消費税の会計処理は、税抜方式によっている。	消費税等の会計処理 　　同左

(2) ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨オプション	外貨建金銭債権・債務等（予定取引を含む）
金利スワップ、金利オプション	借入金

会計方針の変更

前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）	当事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
────────	当事業年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用している。これにより税引前当期純利益が821百万円減少している。なお、減損損失累計額については、改正後の財務諸表等規則に基づき当該各資産の金額から直接控除している。

表示方法の変更

前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）	当事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
（損益計算書関係） 　販売費及び一般管理費の「請負作業費」については、販売費及び一般管理費の総額の百分の五を超えることとなったため、区分掲記した。 　なお、前期の「請負作業費」は3,284百万円で販売費及び一般管理費の「その他」に含めて表示している。	（損益計算書関係） 　営業外費用の「たな卸資産処分損」については、営業外費用の総額の百分の十以下となったため、営業外費用の「その他」に含めて表示している。 　なお、営業外費用の「その他」に含まれる「たな卸資産処分損」は1,227百万円である。

追加情報

前事業年度 （自　平成16年4月1日 至　平成17年3月31日）	当事業年度 （自　平成17年4月1日 至　平成18年3月31日）
────────	従来、役員退職慰労引当金として、役員の退職慰労金の支給に備え、社内規定に基づく50％相当額を計上していたが、当事業年度において役員退職慰労金制度を廃止したことに伴い、当該引当金を取崩し、確定債務として計上している。

注記事項

（貸借対照表関係）

前事業年度 （平成17年3月31日現在）	当事業年度 （平成18年3月31日現在）
1　担保について 　　下記の資産については短期借入金948百万円、長期借入金3,537百万円の担保に供されている。 （1）有形固定資産のうち建物　　　　　　138百万円 （2）有形固定資産のうち土地　　　　　　527百万円 （3）投資有価証券　　　　　　　　　　　30百万円	1　担保について 　　下記の資産については短期借入金793百万円、長期借入金2,672百万円の担保に供されている。 （1）有形固定資産のうち建物　　　　　　155百万円 （2）有形固定資産のうち土地　　　　　　527百万円
2　有形固定資産に対する減価償却累計額は、355,799百万円である。	2　有形固定資産に対する減価償却累計額は、344,978百万円である。
3　繰延ヘッジ損益 　　ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失（流動資産その他）として計上している。なお、相殺前の繰延ヘッジ損失の総額は1,915百万円、繰延ヘッジ利益の総額は317百万円である。	3　繰延ヘッジ損益 　　ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失（流動資産その他）として計上している。なお、相殺前の繰延ヘッジ損失の総額は861百万円、繰延ヘッジ利益の総額は368百万円である。
4　株式の状況 　　会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。	4　株式の状況 　　会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,557,714,707株である。
5　自己株式 　　当社が保有する自己株式の数は、普通株式940千株である。	5　自己株式 　　当社が保有する自己株式の数は、普通株式113千株である。
6　保証債務 （1）銀行借入金等 　　㈶日本航空機エンジン協会　　　3,579百万円 　　㈱ギャラクシーエクスプレス　　1,603 　　P.T. Indocement Tunggal Prakarsa　637 　　その他4社　　　　　　　　　　781 　　　　計　　　　　　　　　　　6,603 （2）関係会社銀行借入金等 　　㈱川崎造船　　　　　　　　19,391百万円 　　南通中遠川崎船舶工程有限公司　7,768 　　㈱川重ガスタービン研究所　　6,654 　　Kawasaki Motors Europe N.V.　5,970 　　日本飛行機㈱　　　　　　　　4,385 　　その他7社　　　　　　　　　3,927 　　　　計　　　　　　　　　　48,098	6　保証債務 （1）銀行借入金等 　　㈶日本航空機エンジン協会　　　5,063百万円 　　㈶日本航空機開発協会　　　　　3,054 　　㈱ギャラクシーエクスプレス　　1,603 　　その他3社　　　　　　　　　　760 　　　　計　　　　　　　　　　10,483 （2）関係会社銀行借入金等 　　㈱川崎造船　　　　　　　　14,342百万円 　　南通中遠川崎船舶工程有限公司　5,964 　　㈱川重ガスタービン研究所　　5,229 　　カワサキプラントシステムズ㈱　4,211 　　㈱アーステクニカ　　　　　　2,000 　　その他3社　　　　　　　　　1,654 　　　　計　　　　　　　　　　33,401

前事業年度 (平成17年3月31日現在)	当事業年度 (平成18年3月31日現在)
(3) 従業員住宅資金の銀行借入金　2,795百万円	(3) 従業員住宅資金の銀行借入金　2,105百万円
(4) 合計　57,496百万円	(4) 合計　45,990百万円

7　関係会社に係る注記

前事業年度	当事業年度
受取手形及び売掛金　123,704百万円	受取手形及び売掛金　135,665百万円
短期貸付金　44,428百万円	前渡金　9,769百万円
その他の資産合計　7,773百万円	短期貸付金　25,511百万円
支払手形及び買掛金　63,966百万円	支払手形及び買掛金　49,201百万円
短期借入金　12,272百万円	前受金　10,169百万円
その他の負債合計　17,033百万円	その他の負債合計　18,541百万円

8　未払消費税等は「未払金」に含めて表示している。

8　未収消費税等は「未収入金」に含めて表示している。

9　社債の信託型デット・アサンプションに係る偶発債務

以下の社債に関し、デット・アサンプション特定運用金銭信託契約及び債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。

銘柄	第19回無担保普通社債
契約締結日	平成17年3月30日
譲渡金額（百万円）	10,000

10　配当制限

(1) 平成6年8月10日発行の第5回無担保転換社債については、当該転換社債の管理委託契約により次のとおり配当の制限を受けている。

当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当（中間配当を含む）累計額が、監査済の損益計算書（財務諸表等規則による）に示される経常損益から法人税及び住民税を控除した額の累計額に100億円を加えた額を超えることとなるような配当（中間配当を含む）を行わない。この場合、平成7年4月1日以降の中間配当は各直前決算期の配当とみなす。ただし、株式分割についてはこの限りではない。

(2) 商法施行規則第124条第3号の規定により、配当に充当することが制限されている金額は15,493百万円である。

10　配当制限

(1)　　　　　　　同左

(2) 商法施行規則第124条第3号の規定により、配当に充当することが制限されている金額は12,993百万円である。

（損益計算書関係）

前事業年度 （自　平成16年4月1日 至　平成17年3月31日）	当事業年度 （自　平成17年4月1日 至　平成18年3月31日）
1　関係会社に係る注記 　　売上高　　　　　　　　　　　312,317百万円 　　受取利息　　　　　　　　　　　717百万円 　　受取配当金　　　　　　　　　4,672百万円	1　関係会社に係る注記 　　売上高　　　　　　　　　　　353,606百万円 　　受取利息　　　　　　　　　　　799百万円 　　受取配当金　　　　　　　　　6,045百万円
2　一般管理費及び当期製造費用に含まれる研究開発費は10,868百万円である。	2　一般管理費及び当期製造費用に含まれる研究開発費は24,699百万円である。 　　従来、製造費用として処理している汎用機事業におけるニューモデル開発等に係る費用は研究開発費の注記に含めていなかったが、近年の汎用機事業の業績全体に対する比重の高まりを受け、財務諸表等の利用者の意思決定に有用かつ適切な情報を提供すること及び他社の財務諸表との比較可能性を担保することを目的として、当事業年度から研究開発費の注記に含めている。 　　このため、研究開発費の金額が従来と比べ14,417百万円多くなっている。また、前事業年度の研究開発費の金額を当事業年度と同様の方法で集計すると24,146百万円となる。
	3　退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。
4　固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。	
	5　事業構造改善損失は、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失であり、移管費用の当社負担額、仕掛品評価損失及び清算を予定している現地製造会社 Kawasaki Aeronautica Do Brasil Industria Ltda. に係る損失である。 　　移管費用当社負担額　　6,977　（6,977）百万円 　　仕掛品評価損失　　　　6,258　　　（―） 　　子会社清算損失　　　　3,848　　（1,107） 　　計　　　　　　　　　17,084　　（8,085） 　（注）括弧内は事業構造改善損失引当金繰入額である。
	6　土壌汚染対策費用は、旧八千代工場内の土壌汚染に関するものである。

前事業年度 （自　平成16年4月1日 至　平成17年3月31日）	当事業年度 （自　平成17年4月1日 至　平成18年3月31日）
————————	7　固定資産減損損失 (1)減損損失を認識した資産グループの概要

<table>
<tr><th>用途</th><th>場所</th><th>種類</th></tr>
<tr><td>賃貸用資産</td><td>東京都千代田区</td><td>土地</td></tr>
<tr><td>遊休資産</td><td>神戸市中央区他</td><td>土地等</td></tr>
</table>

当事業年度（続き）

(2)資産のグルーピングの方法

　　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。

(3)減損損失の認識に至った経緯

　　一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。

(4)回収可能価額の算定方法

　　回収可能価額は正味売却価額により測定しており、固定資産税評価額により評価している。

(5)減損損失の金額

　　減損処理額821百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。

土地	807百万円
建物等	13
計	821

8　独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の課徴金納付命令に基づく課徴金等である。

9　関係会社株式等評価損は、川重工事㈱及び上海中遠川崎重工鋼結構有限公司に対するものである。

前事業年度

10　工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。

11　分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機部門分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したものである。

（リース取引関係）

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
1　借主側 (1)　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	1　借主側 (1)　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前事業年度

	取得価額 相当額 （百万円）	減価償却 累計額 相当額 （百万円）	期末残高 相当額 （百万円）
有形固定資産			
機械装置	10,965	4,306	6,659
工具器具備品	6,433	4,115	2,317
その他	146	73	72
無形固定資産	949	548	400
合計	18,495	9,044	9,450

当事業年度

	取得価額 相当額 （百万円）	減価償却 累計額 相当額 （百万円）	期末残高 相当額 （百万円）
有形固定資産			
機械装置	14,762	4,982	9,779
工具器具備品	4,752	3,486	1,266
その他	166	75	91
無形固定資産	814	589	224
合計	20,495	9,133	11,361

前事業年度
②　未経過リース料期末残高相当額
　　1年内　　　　　　　　　　2,826百万円
　　1年超　　　　　　　　　　6,816
　　合計　　　　　　　　　　　9,642
③　支払リース料、減価償却費相当額及び支払利息相当額
　　支払リース料　　　　　　　3,506百万円
　　減価償却費相当額　　　　　3,296
　　支払利息相当額　　　　　　　214
④　減価償却費相当額の算定方法
　　リース期間を耐用年数とし、残存価額を零とする定額法によっている。
⑤　利息相当額の算定方法
　　リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。
(2)　オペレーティング・リース取引
　　該当取引なし

当事業年度
②　未経過リース料期末残高相当額
　　1年内　　　　　　　　　　2,840百万円
　　1年超　　　　　　　　　　8,723
　　合計　　　　　　　　　　　11,563
③　支払リース料、減価償却費相当額及び支払利息相当額
　　支払リース料　　　　　　　3,344百万円
　　減価償却費相当額　　　　　3,131
　　支払利息相当額　　　　　　　225
④　減価償却費相当額の算定方法
　　同左
⑤　利息相当額の算定方法
　　同左
(2)　オペレーティング・リース取引
　　同左

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

区分	前事業年度 （平成17年３月31日現在）			当事業年度 （平成18年３月31日現在）		
	貸借対照表 計上額 （百万円）	時価 （百万円）	差額 （百万円）	貸借対照表 計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	635	5,623	4,988	635	6,007	5,372
関連会社株式	1,104	2,279	1,175	1,104	2,521	1,417
合計	1,739	7,902	6,163	1,739	8,529	6,790

（税効果会計関係）

前事業年度 （平成17年３月31日現在）		当事業年度 （平成18年３月31日現在）	
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
（繰延税金資産）		（繰延税金資産）	
賞与引当金損金算入限度超過額	3,501百万円	賞与引当金損金算入限度超過額	3,782百万円
退職給付引当金損金算入限度超過額	20,056	退職給付引当金損金算入限度超過額	26,894
投資有価証券等評価損否認額	1,221	投資有価証券等評価損否認額	2,671
貸倒引当金損金算入限度超過額	2,737	貸倒引当金損金算入限度超過額	1,401
減価償却限度超過額	990	減価償却限度超過額	844
その他	8,763	その他	19,818
繰延税金資産　小計	37,275	繰延税金資産　小計	55,412
評価性引当額	△3,699	評価性引当額	△5,355
繰延税金資産　合計	33,575	繰延税金資産　合計	50,057
（繰延税金負債）		（繰延税金負債）	
固定資産圧縮積立金及び 　固定資産圧縮特別勘定積立金	4,676	固定資産圧縮積立金	4,852
その他有価証券評価差額金	10,545	その他有価証券評価差額金	8,843
工事進行基準に係る損益申告調整額	768	工事進行基準に係る損益申告調整額	154
その他	1,396	退職給付信託設定益否認	5,995
		その他	1,958
繰延税金負債　合計	17,387	繰延税金負債　合計	21,805
繰延税金資産の純額	16,187	繰延税金資産の純額	28,252
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳		2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳	
法定実効税率	40.5 ％	法定実効税率	40.5 ％
（調整）		（調整）	
交際費等永久に損金に算入されない項目	4.1	交際費等永久に損金に算入されない項目	2.2
受取配当金等永久に益金に算入されない項目	△15.4	受取配当金等永久に益金に算入されない項目	△13.8
研究開発費控除	△12.7	試験研究費税額控除	△15.6
評価性引当額	20.0	その他	△0.4
その他	△8.1		
税効果会計適用後の法人税等の負担率	28.4	税効果会計適用後の法人税等の負担率	12.9

（1株当たり情報）

前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）		当事業年度 （自　平成17年4月1日 　至　平成18年3月31日）	
1株当たり純資産額	118.95円	1株当たり純資産額	128.76円
1株当たり当期純利益	5.47円	1株当たり当期純利益	9.27円
潜在株式調整後1株当たり当期純利益	4.74円	潜在株式調整後1株当たり当期純利益	7.85円

（注）　1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりである。

項目	前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）	当事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
1株当たり当期純利益金額		
当期純利益（百万円）	7,935	13,625
普通株主に帰属しない金額（百万円）	40	―
（うち利益処分による役員賞与金（百万円））	(40)	(―)
普通株式に係る当期純利益（百万円）	7,895	13,625
普通株式の期中平均株式数（千株）	1,442,562	1,468,886
潜在株式調整後 1株当たり当期純利益金額		
当期純利益調整額（百万円）	244	250
（うち支払利息（税額相当額控除後）（百万円））	(244)	(250)
普通株式増加数（千株）	271,755	298,177
（うち転換社債（千株））	(77,708)	(69,652)
（うち新株予約権付社債（千株））	(194,046)	(228,524)
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	――――	――――

（重要な後発事象）

　　該当事項なし。

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数(株)	貸借対照表計上額 (百万円)
投資 有価証券	その他 有価証券	ＪＦＥホールディングス㈱	1,029,352	4,889
		ＪＦＥ商事ホールディングス㈱	6,461,450	4,012
		㈱みずほフィナンシャルグループ （優先株式）	3,000	3,000
		東海旅客鉄道㈱	2,500	2,900
		富士電機ホールディングス㈱	3,606,012	2,315
		川崎汽船㈱	2,923,073	2,031
		井関農機㈱	2,622,320	1,387
		飯野海運㈱	1,181,250	1,351
		㈱十六銀行	1,142,778	909
		㈱大垣共立銀行	1,365,321	873
		その他　173銘柄	68,079,298	12,702
計			88,416,354	36,373

【債券】

銘柄			券面総額(百万円)	貸借対照表計上額 (百万円)
投資 有価証券	その他 有価証券	地方債（１銘柄）	0	0
計			0	0

【その他】

種類及び銘柄			投資口数等(口)	貸借対照表計上額 (百万円)
投資 有価証券	その他 有価証券	（優先出資証券） ㈱みずほフィナンシャルグループ 優先出資証券	50	5,000
		小計	50	5,000
		（出資証券） 出資証券（６銘柄）	4,089,063	4
		小計	4,089,063	4
		（匿名組合出資証券） 匿名組合出資（１銘柄）	1	1,716
		小計	1	1,716
計			4,089,114	6,721

（注）　売買目的有価証券及び満期保有目的の債券は保有していない。

【有形固定資産等明細表】

資産の種類	前期末残高 （百万円）	当期増加額 （百万円）	当期減少額 （百万円）	当期末残高 （百万円）	当期末減価 償却累計額 又は 償却累計額 （百万円）	当期償却額 （百万円）	差引当期末 残高 （百万円）
有形固定資産							
建物	121,213	5,570	6,474 (9)	120,309	80,094	2,827	40,214
構築物	28,964	1,488	1,143 (3)	29,309	20,702	789	8,606
機械装置	177,564	6,549	15,059	169,055	141,184	5,219	27,870
船舶	45	—	17	27	25	1	2
航空機	2,114	116	14	2,216	1,808	162	407
車両運搬具	3,266	181	429	3,018	2,603	133	414
工具器具備品	111,378	5,044	6,058	110,363	98,558	4,450	11,805
土地	38,831	268	2,730 (807)	36,369	—	—	36,369
建設仮勘定	2,697	21,668	19,226	5,139	—	—	5,139
有形固定資産計	486,077	40,887	51,155 (821)	475,809	344,978	13,582	130,830
無形固定資産							
ソフトウェア	9,850	1,725	1,837	9,738	5,165	2,168	4,572
製造実施権	2,493	1,129	1,141	2,481	1,256	582	1,225
その他	2,637	3,343	1,868	4,112	451	93	3,661
無形固定資産計	14,982	6,197	4,847	16,332	6,872	2,844	9,459
長期前払費用	—	—	—	—	—	—	—
繰延資産							
—	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

(注) 1 当期減少額のうち主なものは、会社分割によりカワサキプラントシステムズ㈱及び㈱アーステクニカ
へ承継した建物2,703百万円、機械装置10,535百万円、工具器具備品1,497百万円である。
2 当期減少額のうち（）内は内数で、減損損失の計上額である。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）			81,427	10,657	―	92,084
資本金のうち既発行株式	普通株式	（株）	(1,443,394,172)	(114,320,535)	(―)	(1,557,714,707)
	普通株式	（百万円）	81,427	10,657	―	92,084
	計	（株）	(1,443,394,172)	(114,320,535)	(―)	(1,557,714,707)
	計	（百万円）	81,427	10,657	―	92,084
資本準備金及びその他資本剰余金	（資本準備金）					
	株式払込剰余金	（百万円）	8,105	―	―	8,105
	合併差益	（百万円）	1,503	―	―	1,503
	株式交換による増加額	（百万円）	4,521	―	―	4,521
	転換社債転換差金	（百万円）	13,964	―	―	13,964
	新株予約権行使による増加額	（百万円）	―	10,657	―	10,657
	再評価積立金の組入	（百万円）	1,110	―	―	1,110
	小計	（百万円）	29,204	10,657		39,861
	（その他資本剰余金）					
	自己株式処分差益	（百万円）	1	47	1	48
	小計	（百万円）	1	47	1	48
	計	（百万円）	29,205	10,705	1	39,910
利益準備金及び任意積立金	利益準備金	（百万円）	―	―	―	―
	任意積立金					
	特別償却積立金	（百万円）	696	228	190	735
	海外投資等損失準備金	（百万円）	1	―	1	―
	固定資産圧縮積立金	（百万円）	5,711	1,248	185	6,775
	固定資産圧縮特別勘定積立金	（百万円）	1,847	95	1,847	95
	小計	（百万円）	8,257	1,572	2,224	7,606
	計	（百万円）	8,257	1,572	2,224	7,606

（注）　1　当期末における自己株式数は113,212株である。
　　　　2　資本金、普通株式、資本準備金の増加の原因は、新株予約権付社債の新株予約権行使によるものである。
　　　　3　その他資本剰余金の増加及び減少の原因は、自己株式の売却及び新株予約権付社債の新株予約権行使に伴う処分差損益によるものである。
　　　　4　任意積立金の増減の原因は、すべて利益処分によるものである。

【引当金明細表】

区分	前期末残高 （百万円）	当期増加額 （百万円）	当期減少額 （目的使用） （百万円）	当期減少額 （その他） （百万円）	当期末残高 （百万円）
貸倒引当金	6,758	120	3,121	298	3,459
賞与引当金	7,690	8,290	7,210	480	8,290
保証工事引当金	891	1,440	359	532	1,440
受注工事損失引当金	3,529	7,209	566	2,963	7,209
事業構造改善損失引当金	―	8,085	―	―	8,085
役員退職慰労引当金	322	―	―	322	―

(注) 1 当期減少額「その他」のうち、会社分割によりカワサキプラントシステムズ㈱へ承継した額は、貸倒引当金142百万円、賞与引当金480百万円、保証工事引当金532百万円、及び受注工事損失引当金2,963百万円である。

2 貸倒引当金の当期減少額の「その他」298百万円には、一般貸倒引当金の洗替による減少額143百万円、債権の回収に伴う個別貸倒引当金の取崩額13百万円が含まれている。

3 役員退職慰労引当金の「当期減少額（その他）」322百万円は、当事業年度において役員退職慰労金制度を廃止したことに伴い、当該引当金を取崩し、確定債務として計上したことによるものである。

(2) 【主な資産及び負債の内容】

① 流動資産

a 現金及び預金

摘要	金額(百万円)
現金	21
預金	
当座預金	10,242
普通預金	1,276
通知預金	13,038
計	24,557
合計	24,578

b 受取手形

(ア)相手先別内訳

相手先	金額(百万円)
川崎エンジニアリング㈱	606
㈱マヤテック	293
神鋼電機㈱	133
東銀リース㈱	57
第一産業㈱	52
その他	487
計	1,631

(イ)期日別内訳

期日別	1カ月内	2カ月内	3カ月内	4カ月内	5カ月内	5カ月をこえるもの	計
金額(百万円)	235	501	477	124	213	79	1,631

c 売掛金

(ア)相手先別内訳

相手先	金額(百万円)
防衛庁	56,932
台湾新幹線㈱	33,539
Kawasaki Motors Europe N.V.	24,600
㈱カワサキマシンシステムズ	23,691
Kawasaki Motors Corp., U.S.A.	22,519
その他	144,089
計	305,372

(イ)回収状況ならびに滞留状況

期間	期首残高 (A) (百万円)	期中発生高 (B) (百万円)	期中回収高 (C) (百万円)	期末残高 (D) (百万円)	回収率(%) $\frac{(C)}{(A)+(B)}\times100$	滞留期間(日) $\frac{(D)\times12\times30日}{(B)}$
当事業年度 (自平成17年4月 至平成18年3月)	295,669	871,120	861,417	305,372	73.82	126

(注) 消費税等の会計処理は税抜方式を採用しているが、上記期中発生高には消費税等が含まれている。

d 原材料及び貯蔵品

品名	金額(百万円)
鋼材	934
非鉄金属・電線	2,607
副資材	727
素型材	1,406
一般部品	17,813
その他	4,339
計	27,830

e 仕掛品

摘要	金額(百万円)
車両事業	28,054
航空宇宙事業	73,279
ガスタービン・機械事業	53,323
プラント・環境・鉄構事業	20,739
汎用機事業	21,943
計	197,340

② 固定資産

a 関係会社株式

銘柄	金額(百万円)
Kawasaki Motors Corp., U.S.A.	15,067
㈱川崎造船	10,451
Kawasaki Motors Manufacturing Corp., U.S.A.	10,423
カワサキプラントシステムズ㈱	10,000
日本飛行機㈱	8,463
その他	27,858
計	82,264

③ 流動負債

a 支払手形

(ア)振出先別内訳

振出先	金額(百万円)
双日エアロスペース㈱	2,981
双日マリンアンドエンジニアリング㈱	958
㈱日立製作所	887
NSK販売㈱	676
㈱菱交	636
その他	24,444
計	30,585

(イ)期日別内訳

期日別	1カ月内	2カ月内	3カ月内	4カ月内	5カ月内	5カ月をこえるもの	計
金額(百万円)	4,584	10,636	6,065	6,668	2,478	152	30,585

b 買掛金

相手先	金額(百万円)
川重ファイナンス㈱	20,415
三菱重工業㈱	18,871
グローバル・ビジネス・コーポレーション	17,835
住友商事㈱	14,656
㈱日立製作所	13,840
その他	190,075
計	275,694

c　短期借入金

借入先	金額（百万円）
㈱みずほコーポレート銀行	26,094
㈱三井住友銀行	9,550
㈱三菱東京ＵＦＪ銀行	6,200
㈱新生銀行	2,800
農林中央金庫	2,700
その他　68社	20,404
小計	67,749
一年内返済予定の長期借入金	17,261
合計	85,010

d　前受金

摘要		金額（百万円）
プラント・環境・鉄構事業	川重・飛島・地崎建設共同企業体ほか	19,535
車両事業	Kawasaki Rail Car, Inc.ほか	14,854
その他の事業	防衛庁ほか	19,067
計		53,457

④　固定負債

a　社債　　　　　　　　　　　60,000百万円

　内訳は「⑤連結附属明細表　社債明細表」に記載している。

(3)【その他】

①事業年度終了後の状況

特記事項なし。

②重要な訴訟案件等

1　当社は、平成８年に当社が落札した京都市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成17年8月31日京都地方裁判所から、代価の５％に相当する1,144百万円の返還を命じる判決を受けた。当社はこれを不服として、同年９月12日に大阪高等裁判所に控訴した。

2　当社は、平成８年に日立造船㈱が落札した福岡市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他３社と共に工事の代価の一部返還を求められていた住民訴訟について、平成18年４月25日福岡地方裁判所から、代価の７％に相当する2,088百万円を連帯して返還するよう命じる判決を受けた。当社はこれを不服として、同年５月９日に福岡高等裁判所に控訴した。

第6 【提出会社の株式事務の概要】

決算期	3月31日
定時株主総会	6月中
基準日	3月31日
株券の種類	1 1,000株券、10,000株券、100,000株券 ただし、1,000株未満の株式については、その株数を表示する株券を発行することができる。 2 単元未満株式の数を表示した株券は、喪失による再発行または汚損、き損、滅欄による代券発行の場合を除き発行しない。
中間配当基準日	9月30日
1単元の株式数	1,000株
株式の名義書換え	
取扱場所	大阪市中央区北浜2丁目2番21号 中央三井信託銀行株式会社 大阪支店
株主名簿管理人	東京都港区芝3丁目33番1号 中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社 本店および全国各支店 日本証券代行株式会社 本店および全国各支店
名義書換手数料	無料
新券交付手数料	1枚につき210円 (税込)
株券喪失登録	
株券喪失登録申請料	1件につき9,030円 (税込)
株券登録料	1枚につき 525円 (税込)
単元未満株式の買取り・買増し	
取扱場所	大阪市中央区北浜2丁目2番21号 中央三井信託銀行株式会社 大阪支店
株主名簿管理人	東京都港区芝3丁目33番1号 中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社 本店および全国各支店 日本証券代行株式会社 本店および全国各支店
買取・買増手数料	株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載方法	日本経済新聞 ただし、貸借対照表および損益計算書については、当社ホームページ (http://www.khi.co.jp/) に掲載している。
株主に対する特典	なし

第7 【提出会社の参考情報】

1 【提出会社の親会社等の情報】

当社は、親会社等はない。

2 【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出している。

(1) 有価証券報告書　　　　　　　　　　　　自　平成16年4月1日　　　平成17年6月28日
　　及びその添付書類　　平成16年度　　　至　平成17年3月31日　　　関東財務局長に提出。

(2) 臨時報告書　　　　　企業内容等の開示に関する内閣府令第　　平成17年4月1日
　　　　　　　　　　　　19条第2項第9号（提出会社の代表取　　関東財務局長に提出。
　　　　　　　　　　　　締役の異動）の規定に基づく臨時報告
　　　　　　　　　　　　書

　　　　　　　　　　　　企業内容等の開示に関する内閣府令第　　平成18年4月3日
　　　　　　　　　　　　19条第2項第9号（提出会社の代表取　　関東財務局長に提出。
　　　　　　　　　　　　締役の異動）の規定に基づく臨時報告
　　　　　　　　　　　　書

　　　　　　　　　　　　企業内容等の開示に関する内閣府令第　　平成18年4月20日
　　　　　　　　　　　　19条第2項第12号（提出会社の財政状　　関東財務局長に提出。
　　　　　　　　　　　　態及び経営成績に著しい影響を与える
　　　　　　　　　　　　事象）及び19号（連結会社の財政状態
　　　　　　　　　　　　及び経営成績に著しい影響を与える事
　　　　　　　　　　　　象）の規定に基づく臨時報告書

(3) 発行登録書（社債）　　　　　　　　　　　　　　　　　　　　平成17年10月24日
　　及びその添付書類　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

(4) 訂正発行登録書　　　平成15年10月22日関東財務局長に提出　　平成17年4月1日
　　　　　　　　　　　　の発行登録書（社債）に係る訂正発行登　　平成17年6月28日
　　　　　　　　　　　　録書　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　　　　　　　　　　　平成17年10月24日関東財務局長に提出　　平成17年11月28日
　　　　　　　　　　　　の発行登録書（社債）に係る訂正発行登　　平成18年4月3日
　　　　　　　　　　　　録書　　　　　　　　　　　　　　　　　平成18年4月20日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

(5) 半期報告書　　　　　　　　　　　　　　自　平成17年4月1日　　　平成17年11月28日
　　　　　　　　　　　　平成17年度中　　　至　平成17年9月30日　　　関東財務局長に提出。

第二部　【提出会社の保証会社等の情報】

該当事項なし。

第二部　【提出会社の保証会社等の情報】

該当事項なし。

独立監査人の監査報告書

平成17年6月28日

川崎重工業株式会社

　　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中　谷　紀　之	㊞
指定社員 業務執行社員	公認会計士	黒　崎　　　寛	㊞
指定社員 業務執行社員	公認会計士	橘　　　和　良	㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成16年4月1日から平成17年3月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社及び連結子会社の平成17年3月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

　会計方針の変更に記載されているとおり、会社は工事進行基準の適用対象を変更した。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

独立監査人の監査報告書

平成18年6月27日

川崎重工業株式会社

  取締役会 御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中	谷	紀	之	㊞
指定社員 業務執行社員	公認会計士	黒	崎		寛	㊞
指定社員 業務執行社員	公認会計士	橘		和	良	㊞

 当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成17年4月1日から平成18年3月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

 当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

 当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社及び連結子会社の平成18年3月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

 会計方針の変更に記載されているとおり、会社は当連結会計年度から固定資産の減損に係る会計基準を適用しているため、当該会計基準により連結財務諸表を作成している。

 会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

 ※ 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

独立監査人の監査報告書

平成17年6月28日

川崎重工業株式会社

　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中　谷　紀　之　㊞
指定社員 業務執行社員	公認会計士	黒　崎　　　寛　㊞
指定社員 業務執行社員	公認会計士	橘　　　和　良　㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成16年4月1日から平成17年3月31日までの平成16年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社の平成17年3月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

　重要な会計方針　6　収益の計上基準に記載されているとおり、会社は工事進行基準の適用対象を変更した。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

独立監査人の監査報告書

平成18年6月27日

川崎重工業株式会社
　　取締役会　御中

　　　　　　　　　　　あずさ監査法人

指定社員 業務執行社員	公認会計士	中　谷　紀　之	㊞
指定社員 業務執行社員	公認会計士	黒　崎　　　寛	㊞
指定社員 業務執行社員	公認会計士	橘　　　和　良	㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成17年4月1日から平成18年3月31日までの平成17年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社の平成18年3月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

　会計方針の変更に記載されているとおり、会社は当事業年度から固定資産の減損に係る会計基準を適用しているため、当該会計基準により財務諸表を作成している。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

R70

古紙配合率70％再生紙を使用しています

EXHIBIT 7
(Brief description)

Annual Securities Report dated June 27, 2006

Annual Securities Report for the period from April 1st, 2005 to March 31st, 2006, describing the Corporation's capital, management, business, financial statements for the year and other matters concerning the Corporation.

[Contents]